Exhibit 3

Scheme Booklet Supplement

This booklet contains a copy of

the Independent Expert’s Report,

the Investigating Accountant’s

Report and the Merger

Implementation Agreement

For a proposal to merge St.George Bank Limited (ABN 92 055 513 070) and Westpac Banking Corporation (ABN 33 007 457 141)

If you are in any doubt as to how to deal with this document, please consult your financial, legal, tax or other professional adviser immediately.

Financial adviser to St.George Bank Limited	Legal adviser to St.George Bank Limited	St.George Bank Limited (ABN 92 055 513 070)

Important notices

Purpose of this Scheme Booklet Supplement

This Scheme Booklet Supplement provides St.George Security Holders with additional information about the Merger Proposal, SAINTS Scheme and Option Scheme. This additional information is in addition to the Scheme Booklet dated 29 September 2008.

St.George Security Holders should read the Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the relevant Scheme Meeting and the Extraordinary General Meeting.

Further information

St.George Security Holders can obtain a copy of the Scheme Booklet by contacting the St.George InfoLine on 1800 804 457 (within Australia) or +613 9415 4024 (outside Australia) between 9.00am and 5.00pm (Sydney time), Monday to Friday, or from the website www.stgeorgemerger.com.au.

Defined terms

Capitalised terms and certain abbreviations used in this Scheme Booklet Supplement have the defined meanings set out in the Glossary in Section 13 of the Scheme Booklet.

Privacy and personal information

St.George and Westpac and their respective share registries may collect personal information in the process of implementing the Merger Proposal, the SAINTS Scheme or the Option Scheme. The personal information may include the names, addresses, other contact details, bank account details and details of the holdings of St.George Security Holders, and the names of individuals appointed by St.George Security Holders as proxies, corporate representatives or attorneys at the Scheme Meetings and Extraordinary General Meeting.

St.George Security Holders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact the St.George Registry on 1800 804 457 (within Australia) or +613 9415 4024 (outside Australia) between 9.00am and 5.00pm (Sydney time), Monday to Friday, or e-mail privacy@computershare.com.au in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of assisting St.George and Westpac to implement the Merger Proposal, the SAINTS Scheme and the Option Scheme and conduct the Scheme Meetings and the Extraordinary General Meeting. The personal information may be disclosed to St.George’s and Westpac’s share registries, to securities brokers, to third party service providers, including print and mail service providers and professional advisers, to Related Bodies Corporate of St.George, Westpac and each of their agents and contractors, and to ASX and other regulatory authorities, and in any case, where disclosure is required or allowed by law or where the individual St.George Security Holder has consented. Personal information of St.George Security Holders may be used to call them in relation to their securities, the Merger Proposal, SAINTS Scheme and/or Option Scheme.

St.George Security Holders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meetings and the Extraordinary General Meeting should ensure that they inform such an individual of the matters outlined above.

Date of this Scheme Booklet Supplement

This Scheme Booklet Supplement is dated 29 September 2008.

Consents

Consent to be named

The following persons have given and have not, before the date of this Scheme Booklet Supplement, withdrawn their written consent to be named in this Scheme Booklet Supplement in the form and context in which they are named: UBS as financial adviser to St.George; PricewaterhouseCoopers Securities Ltd as the Investigating Accountant; Grant Samuel & Associates Pty Limited as the Independent Expert; Allens Arthur Robinson as legal adviser to St.George; Greenwood & Freehills Pty Limited as tax adviser to St.George; KPMG as external auditor to St.George; and Computershare Investor Services Pty Limited as the St.George Registry.

Consent to the inclusion of reports

This Scheme Booklet Supplement contains the Independent Expert’s Report (prepared by Grant Samuel & Associates Pty Limited as Independent Expert) and the Investigating Accountant’s Report (prepared by PricewaterhouseCoopers Securities Ltd as Investigating Accountant). Each of those persons has consented to the inclusion of the report it has prepared, in the form and context in which the report appears in this Scheme Booklet Supplement, and has not withdrawn that consent at the date of this Scheme Booklet Supplement.

Disclaimers of responsibility

Each person named above: has not authorised or caused the issue of this Scheme Booklet Supplement; does not make, or purport to make, any statement in this Scheme Booklet Supplement or any statement on which a statement in this Scheme Booklet Supplement is based other than PricewaterhouseCoopers Securities Ltd (in relation to its Investigating Accountant’s Report) and Grant Samuel & Associates Pty Limited (in relation to its Independent Expert’s Report); and to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet Supplement other than a reference to its name and the report (if any) included in this Scheme Booklet Supplement with the consent of that party.

Contents

	Important notices	IFC
1.	Independent Expert’s Report	1
2.	Investigating Accountant’s Report	181
3.	Merger Implementation Agreement	189
	Corporate directory	IBC

2

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Independent Expert’s Report

Independent Expert’s Report (continued)

Financial Services Guide
and
Independent Expert’s Report
in relation to the Proposal by
Westpac Banking Corporation

Grant Samuel & Associates Pty Limited

(ABN 28 050 036 372)

29 September 2008

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel. com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for St.George Bank Limited (“St.George”) in relation to the proposal from Westpac Banking Corporation (“the St.George Report”), Grant Samuel will receive a fixed fee of $1.8 million plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 12.3 of the St.George Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 October 2007. The following information in relation to the independence of Grant Samuel is stated in Section 12.3 of the St.George Report:

“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with St.George or Westpac that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Westpac Proposal.

Grant Samuel group executives hold parcels of shares in St.George and Westpac totalling approximately 10,000 and 5,000 respectively.

Grant Samuel had no part in the formulation of the Westpac Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $1.8 million for the preparation of this report. This fee is not contingent on the outcome of the Westpac Proposal. Grant Samuel’s reasonable out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by ASIC on 30 October 2007.”

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services’ Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

Independent Expert’s Report (continued)

Table of Contents

1 Details of the Westpac Proposal		1

2 Scope of the Report		4
2.1	Purpose of the Report	4
2.2	Basis of Evaluation	5
2.3	Sources of the Information	6
2.4	Limitations and Reliance on Information	7

3 Profile of St.George		10
3.1	Background	10
3.2	Financial Performance	11
3.3	Outlook for the 2008 Financial Year	13
3.4	Financial Position	14
3.5	Taxation Position	15
3.6	Capital Structure and Ownership	15
3.7	Ordinary Share Price Performance	18

4 Overview of the Australian Banking Sector		22
4.1	Participants	22
4.2	Asset Base	23
4.3	Sources of Funding	24
4.4	Key Drivers of Performance	27
4.5	Ownership and Regulation	31
4.6	Outlook	33

5 St.George’s Banking Business		34
5.1	Overview	34
5.2	Market Position	36
5.3	Loan Receivables Portfolio	37
5.4	Asset Quality	40
5.5	Funding Sources	41
5.6	Capital Adequacy	45
5.7	Operating Performance	47
5.8	Outlook	49

6 Overview of the Wealth Management Sector		50
6.1	Size	50
6.2	Structure	51
6.3	Participants	53
6.4	Regulation	53
6.5	Outlook	54

7 St.George’s Wealth Management Business		55
7.1	Overview	55
7.2	FUMA	57
7.3	Market Position	58
7.4	Operating Performance	59
7.5	Outlook	60

8 Profile of Westpac		62
8.1	Background	62
8.2	Business Operations	62
8.3	Financial Performance	64
8.4	Outlook for the 2008 Financial Year	66
8.5	Financial Position	67
8.6	Funding Sources	68
8.7	Capital Adequacy	69
8.8	Capital Structure and Ownership	69
8.9	Share Price Performance	70

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

9 Valuation of St.George		71
9.1	Summary	71
9.2	Methodology	73
9.3	Treatment of Business Operations	77
9.4	Banking Business	78
9.5	Wealth Management Business	94
9.6	Other Assets and Liabilities	105
9.7	Incremental Dividend	106
9.8	Franking Credits	106

10 Value of the Consideration under the Westpac Proposal		107
10.1	Summary	107
10.2	Approach	107
10.3	Analysis of Westpac’s Share Price Performance	109
10.4	Impact of the Transaction	116
10.5	Conclusion	117

11 Evaluation of the Westpac Proposal		119
11.1	Summary and Conclusion	119
11.2	Premium for Control	121
11.3	Fairness and Reasonableness	125
11.4	Contributions Analysis	127
11.5	Alternatives	130
11.6	Other Advantages and Benefits	134
11.7	Disadvantages and Risks	135
11.8	Other	137
11.9	SAINTS Holders	137
11.10	Award Optionholders	139
11.11	Taxation Issues	141
11.12	Securityholder Decision	142

12 Qualifications, Declarations and Consents		143
12.1	Qualifications	143
12.2	Disclaimers	143
12.3	Independence	143
12.4	Declarations	144
12.5	Consents	144
12.6	Other	144

Appendices

A Selection of Discount Rates
B Discounted Cash Flow Model Assumptions
C Valuation Evidence from Acquisitions
D Valuation Evidence from Comparable Listed Companies
E Broker Consensus Forecasts

Independent Expert’s Report (continued)

1                                         Details of the Westpac Proposal

On 13 May 2008, St.George Bank Limited (“St.George”) and Westpac Banking Corporation (“Westpac”) announced that they had agreed the key commercial terms for a proposed merger of the two companies (the “Westpac Proposal”). The Westpac Proposal was confirmed on 26 May 2008 following a two week exclusivity period during which St.George and Westpac undertook reciprocal due diligence and negotiated a Merger Implementation Agreement reflecting the key commercial terms of the Westpac Proposal.

Under the Westpac Proposal, holders of St.George ordinary shares (“St.George shareholders”) will receive 1.31 Westpac shares for each St.George share held. In addition, St.George shareholders will be entitled to receive a final dividend capped at 97 cents per share in relation to the year ending 30 September 2008. On 8 September 2008, St.George announced that Westpac had agreed to the payment of a final and special dividend for the year ending 30 September 2008 of up to $1.25 per St.George share (including the previous final dividend capped at 97 cents for share). The cap of 97 cents on the final dividend reflects the exchange ratio of 1.31 Westpac shares for each St.George share. St.George shareholders will not be entitled to a final Westpac dividend for the year ending 30 September 2008 (which is capped at 74 cents per Westpac share).

St.George shareholders whose address on St.George’s share register is in certain excluded jurisdictions(1) (“ineligible overseas shareholders”) will not be eligible to receive Westpac shares under the Westpac Proposal. Such shareholders will receive in cash the net proceeds of the sale of the Westpac shares to which they would otherwise have been entitled.

The Westpac Proposal is to be implemented by way of a scheme of arrangement under Section 411 of the Corporations Act 2001 (“Corporations Act”) between St.George and its ordinary shareholders (the “Share Scheme”).

In addition to ordinary shares, St.George has other equity securities on issue which, under the Westpac Proposal, will be dealt with as follows:

•                  if the Share Scheme becomes effective, Westpac will offer to acquire the non-cumulative, redeemable and convertible preference shares known as SAINTS for a cash consideration of $100 per SAINTS (representing the face value of each SAINTS) by way of a scheme of arrangement between St.George and its SAINTS holders (the “SAINTS Scheme”). The SAINTS Scheme will not be implemented prior to the record date for the SAINTS dividend payable on 20 November 2008 so that SAINTS holders will be entitled to receive that dividend. SAINTS holders will also be entitled to receive any dividend that accrues between 21 November 2008 and the implementation of the SAINTS Scheme (the “stub dividend”). Implementation of the SAINTS Scheme is subject to and conditional upon the Share Scheme becoming effective;

•                  if the Share Scheme becomes effective, St.George will serve an exchange notice in respect of all the non-cumulative, unsecured preference shares (“SPS”) and the non-cumulative unsecured, converting preference shares (“CPS” and “CPS II”) nominating redemption as the exchange mechanism; and

•                  if the Share Scheme becomes effective, all award options (effectively nil exercise price options) (other than those held by excluded award optionholders) will be cancelled in exchange for the issue or transfer of 1.31 Westpac shares for each award option by way of a scheme of arrangement between St.George and its award optionholders (the “Option Scheme”). Westpac shares issued in relation to unvested award options will be held under the Westpac Restricted Share Plan and will be subject to disposal restrictions. The Option Scheme only applies to award options held by St.George employees other than eight senior executives and one former employee of St.George. These nine persons have entered into individual deeds to have their award options and executive options cancelled in exchange for Westpac shares;

(1)               An excluded jurisdiction is one that is outside of Australia and its external territories, New Zealand, the United Kingdom, the United States, Hong Kong and Singapore.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Implementation of each of the SAINTS Scheme and the Option Scheme is conditional on the Share Scheme becoming effective. However, implementation of the Share Scheme is not conditional on either the SAINTS Scheme or the Option Scheme becoming effective. The merger of St.George and Westpac will proceed as long as the Share Scheme is approved and implemented.

Westpac has agreed that any equity securities that remain on issue after implementation of the Share Scheme, including St.George’s redeemable preference borrower shares and redeemable depositor shares, will be acquired by Westpac in accordance with the compulsory acquisition provisions set out in Part 6A.2 of the Corporations Act or by some other means determined by Westpac.

Westpac is one of Australia’s four major banks, offering a complete range of banking and financial services to the retail, business and corporate sectors. It also has operations throughout New Zealand and the South Pacific and has offices in Singapore and Hong Kong. Westpac has been listed on the Australian Securities Exchange (“ASX”) since January 1962 and, as at 15 September 2008, had a market capitalisation of $43.9 billion.

Based on market values as at 15 September 2008, at $61.0 billion the merged group will be Australia’s largest financial services company and the second largest company by market capitalisation listed on the ASX. St.George shareholders will hold approximately 28% of the merged group and Westpac shareholders will hold 72%. Three St.George directors will join the Westpac Board, including the St.George Chairman, Mr John Curtis, who will become the Deputy Chairman of Westpac.

Under the Westpac Proposal, all Westpac and St.George brands, including BankSA and Asgard, will be retained, as will the branch and ATM network. Westpac has indicated that its intention is that there will be no net reduction in the number of branches and ATMs.

The Australian Competition and Consumer Commission (“ACCC”) announced on 13 August 2008 that it would not oppose Westpac’s proposed acquisition of St.George on the basis that the acquisition was unlikely to substantially lessen competition in the markets in which they compete. This announcement followed the release of the Act’s preliminary views on 23 July 2008 where it identified the aggregation of the BT and Asgard platforms as a preliminary competition concern. Further market enquiries subsequently revealed that there were a range of substitutable products available to financial planning businesses and investors.

The Westpac Proposal is subject to a number of conditions that are contained in clause 3.1 of the Merger Implementation Agreement, the key terms of which are set out in Section 7 of the Scheme Booklet, including:

•                  receipt of all required regulatory approvals (including the Australian Securities and Investments Commission (“ASIC”) and the ASX, the approval of the Federal Treasurer under the Banking Act 1959 (Cth) and the approval of the Federal Treasurer under the Financial Sector (Shareholdings) Act 1998 (Cth));

•                  the approval of St.George shareholders to implement the Share Scheme;

•                  the approval of St.George shareholders to change St.George’s constitution to allow Westpac to acquire more than 10% of St.George’s shares;

•                  the approval of the Share Scheme by the Federal Court of Australia;

•                  no order, injunction or other statutory legal restraint or prohibition is in effect preventing the implementation of the Share Scheme;

•                  the Westpac shares to be issued by Westpac as consideration under the Share Scheme are approved for official quotation by the ASX;

•                  no prescribed occurrences occur in relation to St.George or Westpac (which are defined to cover standard takeover prescribed occurrence events such as changes to capital structure, share issues, constitutional amendments and insolvency events);

Independent Expert’s Report (continued)

•                  no material adverse changes occur in relation to St.George or Westpac (which are defined to cover material changes in net assets, cash profits or loan impairment expense for the years ending 30 September 2008 and 2009); and

•                  the St.George and Westpac representations and warranties set out in Section 13 of the Merger Implementation Agreement are true and correct.

The Merger Implementation Agreement extends the exclusivity period for the duration of the Merger Implementation Agreement and includes no-shop and no-talk provisions. Under these provisions, St.George (including any of its representatives) may not solicit, invite, encourage or initiate any enquiries, negotiations or discussions with a view to obtaining any expression of interest, offer or proposal in relation to a competing transaction and must ensure that it does not negotiate or enter into, continue or participate in negotiations or discussions in relation to a competing transaction even if the competing transaction was not solicited, initiated or encouraged by St.George or the competing transaction has been publicly announced. St.George must not solicit, invite, facilitate or encourage any party to undertake a due diligence investigation on St.George or make available or permit the receipt of any non-public information in relation to St.George. St.George is required to notify Westpac if it is approached to engage in any activity that would breach these obligations. These provisions do not prevent St.George from considering or engaging in discussions in relation to any superior proposals which may emerge. The revised Merger Implementation Agreement signed on 8 September 2008 now provides for a break fee of $100 million in the event that any of the directors of St.George change their recommendation in relation to the Westpac Proposal or if a counter proposal is successful.

On 26 May 2008, the Board of St.George announced that it intended to recommend the Westpac Proposal to its shareholders subject to no superior proposal emerging, an independent expert’s opinion that the Westpac Proposal is in the best interests of St.George shareholders and the St.George Board continuing to hold the view that the Westpac Proposal is in the best interests of St.George shareholders (compared to the position when the Westpac Proposal was announced on 13 May 2008).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

2                                         Scope of the Report

2.1                               Purpose of the Report

The Westpac Proposal is to be implemented by schemes of arrangement under Section 411 of the Corporations Act between St.George and its ordinary shareholders, St.George and its SAINTS holders and St.George and its optionholders (the “Schemes”).

Under Section 411:

•                  the Share Scheme and the SAINTS Scheme must by approved by a majority in number (i.e. more than 50%) of the relevant security holders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution; and

•                  the Option Scheme must be approved by a majority in number (i.e. more than 50%) of option holders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the value of the options held by the optionholders.

If approved by the relevant St.George security holders, each Scheme will then be subject to approval by the Federal Court of Australia.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert’s report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert’s report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert’s report pursuant to the Corporations Act or the ASX Listing Rules, the directors of St.George have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion the Westpac Proposal is:

•                  in the best interests of St.George shareholders;

•                  in the best interests of SAINTS holders; and

•                  in the best interests of award optionholders,

and to state reasons for those opinions. A summary of the report will accompany the Notices of Meetings and Explanatory Memorandum (“the Scheme Booklet”) to be sent by St.George to its securityholders.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual St.George securityholders. Accordingly, before acting in relation to their investment, securityholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Security holders should read the Scheme Booklet issued by St.George in relation to the Westpac Proposal.

Voting for or against the Schemes is a matter for individual securityholders based on their views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Securityholders who are in doubt as to the action they should take in relation to the Schemes should consult their own professional adviser.

Similarly, it is a matter for individual securityholders as to whether to buy, hold or sell shares in St.George, Westpac or the merged group. This is an investment decision independent of a

Independent Expert’s Report (continued)

decision to vote for or against the Schemes upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard.

2.2                               Basis of Evaluation

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of a broad interpretation to meet the particular circumstances of each transaction. However, there is no legal definition of the expression “in the best interests”.

ASIC has issued Regulatory Guide 111 which establishes guidelines in respect of independent expert’s reports. ASIC Regulatory Guide 111 differentiates between the analysis required for control transactions and other transactions. In the context of control transactions (whether by takeover bid, scheme of arrangement, the issue of securities or selective capital reduction or buyback), it comments on the meaning of “fair and reasonable” and continues earlier regulatory guidelines that created a distinction between “fair” and “reasonable”. A proposal that, under takeover analysis, was “fair and reasonable” or “not fair but reasonable” would be in the best interests of shareholders. For most other transactions the expert is to weigh up the advantages and disadvantages of the proposal for shareholders. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

The Westpac Proposal is economically the same as a takeover offer. Accordingly, Grant Samuel has evaluated the Westpac Proposal as a control transaction and considered whether the offer is “fair and reasonable”.

The term “fair and reasonable” has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company’s underlying businesses and assets. ASIC Regulatory Guide 111 continues earlier regulatory guidelines that create a distinction between “fair” and “reasonable”. Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offeror is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:

•                  the offeror’s existing shareholding;

•                  other significant shareholdings;

•                  the probability of an alternative offer; and

•                  the liquidity of the market for the target company’s shares.

A takeover offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”.

Fairness is a more demanding criteria. A “fair” offer will always be “reasonable” but a “reasonable” offer will not necessarily be “fair”. A fair offer is one that reflects the full market value of a company’s businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Grant Samuel has determined whether the Westpac Proposal is fair by comparing:

•                  the estimated underlying value range of St.George shares and award options with the assessed value of the consideration to be received by St.George shareholders and award optionholders under the Share Scheme and the Option Scheme respectively; and

•                  the estimated underlying value range of the SAINTS with the consideration to be received by SAINTS holders under the SAINTS Scheme.

The Westpac Proposal will be fair if the consideration or the assessed value of the consideration falls within the estimated underlying value range of the relevant security. In considering whether the Westpac Proposal is reasonable, the factors that have been considered include:

•                  the relative contributions of St.George and Westpac to the merged group;

•                  the likely market price of St.George shares in the absence of the Westpac Proposal;

•                  the likelihood of alternative transactions that could realise better value and the likely consequences if the Westpac Proposal did not proceed;

•                  the impact of the Westpac Proposal on the ownership and control of St.George;

•                  the benefits of the merger of the St.George and Westpac businesses; and

•                  the costs, disadvantages and risks of the Westpac Proposal.

A proposal that, under takeover analysis, was “fair and reasonable” or “not fair but reasonable” would be in the best interests of securityholders.

2.3                               Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

•                  the Scheme Booklet (including earlier drafts);

•                  annual reports of St.George for the three years ended 30 September 2007;

•                  half year announcement of St.George for the six months ended 31 March 2008;

•                  St.George’s market update released on 12 August 2008;

•                  annual reports of Westpac for the three years ended 30 September 2007;

•                  half year announcement of Westpac for the six months ended 31 March 2008;

•                  Westpac’s market update released on 8 August 2008;

•                  press releases, public announcements, media and analyst presentation material and other public filings by St.George and Westpac including information available on their websites;

•                  brokers’ reports and recent press articles on St.George, Westpac and the Australian banking and wealth management sectors; and

•                  sharemarket data and related information on Australian listed companies engaged in the banking and wealth management sectors and on acquisitions of companies and businesses in these sectors.

Independent Expert’s Report (continued)

Non Public Information provided by St.George

•                  financial forecast for the year ending 30 September 2008 prepared by management;

•                  strategic plan for the three years ending 30 September 2009 to 2011 (which includes the budget for the year ending 30 September 2009) prepared by St.George management (“Strategic Plan”); and

•                  other confidential documents, board papers, presentations and working papers.

Non Public Information provided by Westpac

•                  information on synergies and costs associated with the Westpac Proposal; and

•                  high level management strategic plan for the four years ending 30 September 2008 to 2011.

In preparing this report, representatives of Grant Samuel held discussions with, and obtained information from, senior management and directors of St.George and senior management of Westpac.

2.4                               Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances.

This report is also based upon financial and other information provided by St.George. Grant Samuel has considered and relied upon this information. St.George has represented in writing to Grant Samuel that to the best of its knowledge and belief the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Westpac Proposal is in the best interests of St.George shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. In this context, Grant Samuel advises that:

•                  the detailed due diligence reports prepared by Westpac and its accounting and legal advisers have not been provided to Grant Samuel;

•                  it is not in a position nor is it practicable to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers; and

•                  it has therefore relied on:

•                  the fact that both St.George and Westpac have publicly confirmed that their due diligence processes have been successfully completed by them and their advisers; and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•                  the contents of the Investigating Accountant’s Report (specifically the opinion expressed therein) prepared by PricewaterhouseCoopers Securities Ltd in relation to the financial information regarding the merged group.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of St.George or Westpac. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included:

•                  the forecast for St.George for the year ending 30 September 2008 prepared by management; and

•                  the Strategic Plan prepared by management and approved by the St.George Board.

St.George is responsible for this financial information. Grant Samuel has used and relied on this financial information for the purposes of its analysis. The major assumptions underlying the forecast and the Strategic Plan were reviewed by Grant Samuel in the context of current economic, financial and other conditions. However, it should be noted that the forecast and the Strategic Plan and the underlying assumptions have not been reviewed (nor is there a statutory or regulatory requirement for such a review) by an investigating accountant for reasonableness or accuracy of compilation and application of assumptions.

Subject to these limitations, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant’s examination), there are reasonable grounds to believe that the forecast and the Strategic Plan have been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account:

•                  the forecast for the year ending 30 September 2008 is based on actual operating results for St.George for the ten months ended 31 July 2008;

•                  the Strategic Plan, which includes the budget for the year ending 30 September 2009, was adopted by the St.George Board on 20 August 2008; and

•                  St.George has sophisticated management and financial reporting processes. The forecast financial information has been prepared through a detailed budgeting process involving preparation of “ground up” forecasts by the management of individual business operations and review by management of St.George.

The directors of St.George have decided not to include any forecast information in the Scheme Booklet and therefore the forecast and the Strategic Plan have not been disclosed in this report.

Grant Samuel has no reason to believe that the forecast or the Strategic Plan reflect any material bias, either positive or negative. However, the achievability of the forecast and the Strategic Plan is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily

Independent Expert’s Report (continued)

based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values (“NPVs”) to changes in key variables. The sensitivity analysis isolates a limited number of assumptions and shows the impact of the expressed variations to those assumptions. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

•                  changes to the assumptions other than those considered in the sensitivity analysis;

•                  greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and

•                  combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

•                  matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

•                  the information set out in the Scheme Booklet to be sent by St.George to its securityholders is complete, accurate and fairly presented in all material respects;

•                  the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

•                  the Westpac Proposal will be implemented in accordance with its terms; and

•                  the legal mechanisms to implement the Westpac Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

3                                         Profile of St.George

3.1                               Background

The St.George Co-operative Building Society was established in 1937 in the south of Sydney to provide housing loans. In 1951 it was incorporated in New South Wales under the name St.George & Cronulla Permanent Co-operative Building and Investment Society and it changed its name to St.George Building Society Limited in 1976.

By 1979, St.George had grown, through mergers and organic growth, to become the largest building society in Australia with assets of $1 billion, 130 branches and 800 staff. It was listed on the ASX in July 1992 after acquiring a banking licence and converting to a bank.

St.George expanded its services to commercial customers and became a full service bank in 1994 following the acquisition of the Commercial Banking division of Barclays. In 1997, St.George acquired Advance Bank Limited (“Advance Bank”), which had operations primarily in New South Wales and South Australia (following its acquisition of BankSA in 1995), and became the fifth largest bank in Australia.

The acquisition of Advance Bank diversified St.George’s operations into funds management through Advance Asset Management Limited (“Advance”). At the time of acquisition, Advance had funds under management (“FUM”) of $1.5 billion. In January 1998, St.George boosted its funds under management and administration to over $7 billion through the acquisition of SEALCORP, a leading provider of personal savings and investment products, for $270 million. Further acquisitions, particularly in margin lending, have built a portfolio of wealth management businesses that provide products and services that look after the financial future of customers. As at 31 July 2008, funds under management, administration and advice (“FUMA”) were $42.0 billion.

Not all of St.George’s expansion initiatives have been successful. Its 2002 agreement with Foodstuffs, New Zealand’s largest supermarket retailer, to establish a supermarket banking joint venture, Superbank, was discontinued in August 2006 due to intense competition in the New Zealand market.

Since 2002, St.George has pursued a strategy of organic growth with a focus on customer relationships and diversification through the introduction of new products, new distribution channels and expansion into new geographies (Victoria, Queensland and Western Australia). Its strong customer focus, emanating from its origins as a state based building society, is seen as a point of differentiation from the major Australian banks.

St.George is one of the top 15 companies listed on the ASX and the fifth largest listed Australian bank with a market capitalisation as at 15 September 2008 of approximately $17.2 billion. At 31 March 2008 it had total assets of $136.3 billion, 400 branches and 8,801 staff(2).

(2)                                  Staff comprises permanent, casual and temporary staff and contractors.

Independent Expert’s Report (continued)

3.2                               Financial Performance

The historical financial performance of St.George for the three years ended 30 September 2007 and the 12 months ended 31 March 2008 is summarised below:

St.George – Summarised Financial Performance ($ millions)

	Year ended 30 September				12 months ended 31 March
	2005(3)		2006	2007	2008

Net interest income	1,861		2,015	2,193	2,307
Other income	848		939	1,079	1,045
Net operating income	2,709		2,954	3,272	3,352
Operating expenses	(1,276)		(1,299)	(1,390)	(1,423)
Loan impairment expense	(128)		(144)	(178)	(203)
Cash operating profit before tax	1,305		1,511	1,704	1,726
Income tax expense	(400)		(466)	(515)	(500)
Cash operating profit after tax	905		1,045	1,189	1,226
Share of profit from associates	3		—	—	—
Minority interests	5		1	(2)	(2)
Preference dividends (SAINTS and SPS)	(17)		(20)	(27)	(29)
Cash net profit after tax(4)	896		1,026	1,160	1,195
Significant items (net of tax)	8		12	—	(93)
Goodwill impairment	(4)		—	—	—
Hedging and non trading derivatives (net of tax)	(11)		10	3	3
Net profit after tax attributable to ordinary shareholders	889		1,048	1,163	1,105
Statistics
Cash basic earnings per share (cents)	173.1		195.8	218.9	221.1
Cash diluted earnings per share (cents)	171.8		194.4	217.3	219.4
Dividends per share (cents)	137.0		151.0	168.0	174.0
Dividend payout ratio	79.1%		77.1%	76.7%	78.7%
Amount of dividend franked	100%		100%	100%	100%
Growth in net operating income	8.0	%(5)	9.0%	10.8%	6.9	%(6)
Growth in operating expenses	3.4	%(5)	1.8%	7.0%	5.5	%(6)
Cash cost to income ratio	47.1%		44.0%	42.5%	42.5%
Growth in cash net profit after tax	13.8	%(5)	14.5%	13.1%	8. 7	%(6)
Growth in cash basic earnings per share	12.1	%(5)	13.1%	11.8%	6.0	%(6)

Source: St.George and Grant Samuel analysis

St.George has a long history of consistent double digit growth in earnings. This growth has been driven by strong revenues combined with control over costs. The five and a half year cumulative average growth rates (“CAGR”) to 31 March 2008(7) for net operating income and operating expenses were 8.3% and 4.2% respectively. Consistent high single digit growth in revenue and low single digit growth in operating expenses has resulted in double digit growth in earnings. The

(3)                                  St.George adopted Australian equivalents to International Financial Reporting Standards (“AIFRS”) from 1 October 2005. The results for the year ended 30 September 2005 were also restated under AIFRS. However, in accordance with accounting standards, St.George elected not to provide comparative information for the year ended 30 September 2005 in relation to AASB 132 and AASB 139 (recognition, measurement, disclosure and presentation of financial instruments). The results for the year ended 30 September 2005 shown above include management’s estimates of the effects of these accounting standards.

(4)                                  Cash basis net profit excludes significant items, goodwill impairment and profit volatility relating to the fair value recognition of hedging and non trading derivatives and is determined after dividends paid on preference share capital.

(5)                                  Growth calculations for the year ended 30 September 2005 have been calculated using financial information prepared in accordance with previous Australian Generally Accepted Accounting Principles (“AGAAP”) in effect prior to the application of AIFRS.

(6)                                  Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

(7)                                  The financial information for the year ended 30 September 2002 that has been used in the calculation of the CAGRs was prepared on the basis of previous AGAAP and may be distorted by changes to reporting as a result of the adoption of AIFRS. Cash basis net profit for the year ended 30 September 2002 is before goodwill amortisation and significant items.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

five and a half year CAGRs to 31 March 2008(7) for cash net profit after tax and cash earnings per share were 12.8% and 11.0% respectively. Dividends have also increased strongly, with a five and a half year CAGR of 15.2%, assisted by an increase in the dividend payout ratio from around 65% to around 80%.

Increases in operating expenses over the last three and a half years primarily reflect investment in staff and costs associated with expanding distribution. Increases in operating expenses have been more than matched by growth in revenue, with the cash cost to income ratio falling from 47.1% in the year ended 30 September 2005 to 42.5% in the 12 months ended 31 March 2008. Strong growth in revenue combined with effective cost control has resulted in St.George having the lowest cost to income ratio of any of its peers as at 31 March 2008.

Growth in net operating income and cash net profit after tax moderated in the 12 months ended 31 March 2008, reflecting the impact of the global credit crisis (see Section 4.3) on the cost of funds and deterioration in investment markets, which negatively impacted St.George’s interest costs and other income. In addition, there was an increase in loan impairment expenses, primarily relating to a single name loan exposure. The reduction in revenue growth, offset by effective cost control, resulted in the cost to income ratio remaining flat at 42.5% for the 12 months ended 31 March 2008 compared to the year ended 30 September 2007 (although it fell from 43.0% in the 12 months ended 31 March 2007).

Significant items in the 12 months ended 31 March 2008 were a gain on the sale of St.George’s investment in Visa Inc. ($54 million post tax), restructuring costs representing staff redundancies as a result of outsourcing and consolidation of sites ($30 million post tax) and tax expense related to interest deductions claimed by St.George on Depositary Capital Securities from 1998 to 2003 that were disallowed by the Australian Taxation Office (“ATO”) ($117 million post tax). The ATO’s view was upheld by the Federal Court on 11 April 2008. While St.George is appealing the Federal Court’s decision, it has recognised the full amount as at 31 March 2008.

Over the last three and a half years, St.George has identified a number of non recurring items which have not been included as significant items in its reported results on the basis that they do not meet the necessary criteria. St.George has also discontinued its New Zealand banking joint venture, which has not been excluded from the earnings shown above. Excluding these items gives a better indication of St.George’s underlying performance:

St.George – Underlying Financial Performance ($ millions)

	Year ended 30 September			12 months ended 31 March
	2005	2006	2007	2008
Cash net profit after tax	896	1,026	1,160	1,195
SGIA investment portfolio trading profit (see Section 5.7)	(18)	(8)	(24)	15
Share of profit from associates	(3)	—	—	—
Losses from supermarket banking joint venture	10	4	—	—
Profit on sale of branches	(2)	(5)	(7)	(13)
Profit on sale of businesses/investments(8)	(7)	(9)	(8)	(2)
Tax adjustments(9)	—	—	—	(23)
Underlying cash net profit after tax	876	1,008	1,121	1,172
Statistics
Growth in underlying cash net profit after tax	nc	15.1%	11.2%	9.1	%(10)

Source: St.George and Grant Samuel analysis

(8)                                  Profit on sale of businesses/investments is Assirt ($7 million) in the year ended 30 September 2005, Ascalon ($6 million) and Mastercard ($3 million) in the year ended 30 September 2006, Scottish Pacific ($2 million) and Mastercard ($6 million) in the year ended 30 September 2007 and Scottish Pacific in the 12 months ended 31 March 2008.

(9)                                  Tax adjustments represent recognition of capital gains losses ($5 million), recognition of tax losses ($10 million) and a tax consolidation benefit ($8 million).

(10)                            Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

Independent Expert’s Report (continued)

Growth in underlying cash net profit after tax has shown a similar trend to growth in cash net profit after tax over the last two and a half years.

Approximately 88% of St.George’s earnings are generated by its banking business, which has benefited from growing lending and deposit volumes (particularly in business lending), effective management of net interest margins, effective cost management and sound credit quality.

3.3                               Outlook for the 2008 Financial Year

On 12 August 2008, St.George released a market update in relation to its performance for the year ending 30 September 2008. St.George announced that unaudited cash net profit after tax for the 10 months ended 31 July 2008 was $1,073 million and that it was on track to meet its previous guidance of cash earnings per share growth for the year ending 30 September 2008 of 8-10% (assuming a reasonably sound economic environment and no further one off material credit losses).

Cash earnings per share growth of 8-10% translates to cash earnings per share for the year ending 30 September 2008 of $2.37-2.41 and cash net profit after tax of $1,317-1,341 million, representing growth in cash net profit after tax of 13.6-15.8%. It implies that St.George expects to achieve cash net profit after tax for the two months ending 30 September 2008 of $245-270 million (or an average cash net profit after tax of $123-135 million in each of August and September 2008).

The result for the 10 months ended 31 July 2008 reflects:

•                  solid growth in residential and middle market receivables and customer deposits;

•                  a decline in the cost to income ratio to 40.5% as a result of the business optimisation program which involves the centralisation of specialist head office functions, renegotiation of supplier contracts and review of information technology projects. Cost savings of $16 million are expected to be realised in the second half of the 2008 financial year; and

•                  sound credit quality despite the slowing economy.

A more detailed outlook for St.George’s banking and wealth management businesses is set out in Sections 5.8 and 7.5 respectively.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

3.4          Financial Position

The financial position of St.George as at 30 September 2007 and 31 March 2008 is summarised below:

St.George – Summarised Financial Position ($ millions)

	As at
	30 September 2007	31 March 2008
Cash and liquid assets	2,081	3,035
Receivables due from other financial institutions	1,244	477
Financial assets at fair value(11)	13,539	16,764
Loans and other receivables (including bank acceptances)	106,227	113,410
Investment in associated companies(12)	28	29
Intangible assets(13)	1,323	1,344
Other assets(14)	1,358	1,250
Total assets	125,800	136,309
Retail funding and other borrowings(15)	(114,577)	(124,603)
Payables due to other financial institutions	(1,013)	(965)
Derivative liabilities	(3,440)	(3,049)
Other liabilities(16)	(886)	(832)
Total liabilities	(119,916)	(129,449)
Net assets	5,884	6,860
Equity attributable to minority interests(17)	(6)	(6)
Equity attributable to St.George shareholders	5,878	6,854
Statistics
Shares on issue at period end (million)	532.2	560.7
Net assets(18) per ordinary share ($)	$10.12	$11.34
NTA(19) per ordinary share ($)	$7.63	$8.95

Source: St.George and Grant Samuel analysis

Total assets grew by 8.4% to $136.3 billion in the six months ended 31 March 2008, with loans and other receivables (including bank acceptances) making up approximately 83% of total assets. Liquidity (represented by cash and liquid assets and financial assets at fair value) increased by 26.8% to $19.8 billion in the six months ended 31 March 2008, in response to the volatility in credit markets.

Retail funding and other borrowings, including bank acceptances and bills payable, represented approximately 96% of total liabilities as at 31 March 2008. Other borrowings include $718 million of CPS and CPS II.

Equity attributable to St.George shareholders of $6.9 billion represents 5% of total assets as at 31 March 2008. It includes $493 million of SPS and SAINTS. Net assets per ordinary share and net tangible assets (“NTA”) per ordinary share have been adjusted to exclude SPS and SAINTS.

(11)                  Financial assets at fair value includes assets at fair value through the income statement, derivative assets and available for sale assets.

(12)                  Investment in associated companies is St.George’s 50% interest in Ascalon Capital Managers Limited (“Ascalon”) (See Section 5.1).

(13)                  Intangible assets include goodwill and capitalised computer software costs, with goodwill representing approximately 90% of the total.

(14)                  Other assets include deferred tax assets, property, plant and equipment and sundry debtors and prepayments.

(15)                  Retail funding and other borrowings includes deposits, bonds and notes, loan capital, bank acceptances and bills payable.

(16)                  Other liabilities include current and deferred tax liabilities, provisions (for SAINTS and SPS distributions, annual leave, long service leave, restructuring costs and other) and sundry creditors and accruals.

(17)                  Minority interests represent a 25% interest in St.George Motor Finance Limited that is not owned by St.George.

(18)                  Net assets is calculated as net assets less minority interests, SAINTS and SPS.

(19)                  NTA is net tangible assets, which is calculated as net assets less minority interests, SAINTS, SPS and intangible assets.

Independent Expert’s Report (continued)

Net assets per ordinary share and NTA per ordinary share increased by 12.1% and 17.3% respectively in the six months ended 31 March 2008, reflecting the growth in net assets attributable to St.George ordinary shareholders (i.e. after SAINTS and SPS) of 18.1%, partially offset by the issue of an additional 28.5 million shares. The majority of these shares were issued as part of St.George’s capital management program and are described in Section 5.6.

3.5          Taxation Position

As at 31 March 2008, St.George had carried forward income tax losses of approximately $10 million that relate to its supermarket banking joint venture. These tax losses were recognised in St.George’s balance sheet as at 31 March 2008 on the basis that the directors believe that realisation of the tax asset was probable.

As at 31 March 2008, St.George had $738 million of accumulated franking credits (after allowing for the payment of the 2008 interim dividend).

3.6          Capital Structure and Ownership

3.6.1       Capital Structure

As at 15 September 2008, St.George had the following securities on issue:

•                       566,529,267 ordinary shares (including 331,213 treasury shares);

•                         632,627 zero price exercise options (“award options”) issued under St.George’s Executive Performance Share Plan;

•                       1,087,489 options (“executive options”) issued under St.George’s Executive Option Plan;

•                       3,500,000 SAINTS;

•                       1,500,000 SPS;

•                       3,250,000 CPS;

•                       4,000,000 CPS II;

•                       194,700 redeemable depositor shares; and

•                       2,247 redeemable preference borrower shares.

All of these securities are listed on the ASX other than the employee awards and options, the redeemable depositor shares and the redeemable preference borrower shares.

Senior St.George executives are eligible to participate in the Executive Performance Share Plan as a form of long or medium term incentive or as a form of deferred short term incentive. Under this plan, participants are provided with awards where each award is a right to acquire a share in St.George for a nil exercise price. The various awards have the following key terms:

•                  the exercise of long or medium term incentive awards is subject to performance hurdles although the Board has the discretion to waive all or part of the hurdles (e.g. where a bona fide takeover offer becomes unconditional). Long and medium term incentive awards have no dividend entitlement or voting right; and

•                  deferred short term incentive awards are subject to a tenure hurdle. While the executive is entitled to receive dividend distribution payments following one year after the grant of the award, the executive must remain an employee of St.George for a

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

three year period from the grant date for the beneficial interest in the shares to be transferred to the executive.

Awards lapse on the expiry date but may lapse prior to their expiry date if the executive leaves St.George due to resignation or dismissal before the vesting date or on termination of employment. The awards granted as at 15 September 2008 are summarised below:

St.George – Awards Granted as at 15 September 2008

Vesting Date	Awards Granted
Vested	7,892
30 September 2008	132,935
1 October 2008	27,403
1 November 2008	37,983
17 May 2009	2,424
30 September 2009	149,063
1 October 2009	51,890
1 November 2009	37,983
30 September 2010	94,060
1 October 2010	71,282
30 September 2011	19,712
Total	632,627

Source: St.George

As at 15 September 2008, 7,892 of the 632,627 awards granted had vested but had not had St.George shares allotted.

The Managing Director and Group Executives are also eligible to participate in the Executive Option Plan. Each option on issue is exercisable on payment of an exercise price into one ordinary share and has no dividend entitlement or voting right. The exercise of the options is subject to tenure and performance hurdles although the Board has the discretion to waive all or part of the hurdles (e.g. where a bona fide takeover offer becomes unconditional). Options lapse on the expiry date but may lapse prior to their expiry date if a Group Executive leaves St.George due to resignation or dismissal before the vesting date or on termination of employment. The options on issue as at 15 September 2008 are summarised below:

St.George – Options on Issue as at 15 September 2008

Issue Date	Exercise period	Exercise Price	Issued Options
1 October 2003	from various dates up to 1 October 2009	$20.40	138,330
1 October 2004	from various dates up to 1 October 2010	$21.70	170,670
1 March 2005	from various dates up to 1 October 2010	$24.56	5,306
1 October 2005	from various dates up to 1 October 2011	$28.01	148,361
1 October 2006	from various dates up to 1 October 2012	$29.99	240,040
16 July 2007	from various dates up to 1 October 2012	$35.09	19,949
1 October 2007	from various dates up to 1 October 2013	$34.99	207,508
13 November 2007	from various dates up to 1 October 2013	$37.18	138,906
2 June 2008	from various dates up to 1 October 2013	$32.75	18,419
Total			1,087,489

Source: St.George

St.George issued 3.5 million SAINTS at $100 each on 13 August 2004 and 1.5 million SPS at $100 each on 20 June 2006. These securities qualify as Tier 1 capital for capital adequacy purposes. Distributions are paid on these securities, at the directors’ discretion, quarterly at a floating rate of 70% of the sum of the 90 day bank bill swap rate (“90 day BBSW”) plus a margin of 1.35% for the SAINTS and a margin of 1.1% for the SPS. St.George may convert these securities into ordinary shares, redeem, buy back or cancel these securities for their face value, or undertake a combination of these options on or after

Independent Expert’s Report (continued)

20 November 2014 (for the SAINTS) and 20 August 2016 (for the SPS), subject to Australian Prudential Regulation Authority (“APRA”) approval. The SAINTS are considered in more detail in Section 11.8.

St.George issued 3.25 million CPS at $100 each on 19 December 2006 and 4.0 million CPS II at $100 each on 28 December 2007. These securities qualify as Tier 1 capital for capital adequacy purposes. Distributions are paid on these securities quarterly at a floating rate of 70% of the sum of the 90 day BBSW plus a margin of 1.2% for the CPS and a margin of 1.6% for the CPS II. The CPS will mandatorily convert into ordinary shares on 20 August 2012 provided that two mandatory conversion conditions relating to the St.George share price are met. The CPS II will either convert into ordinary shares on 20 August 2013 provided that two mandatory conversion conditions relating to the St.George share price are met or St.George can arrange for a third party purchaser to acquire all of the CPS II on that date for face value. If a tax event, regulatory event or acquisition event occurs prior to 20 August 2012 (for the CPS) and 20 August 2013 (for the CPS II), St.George may (must in the case of an acquisition event) redeem, buy back, cancel or convert (or, in the case of CPS II, transfer) these securities for their face value, or undertake a combination of these options, subject to APRA approval.

SAINTS, SPS, CPS and CPS II holders are not entitled to vote except in limited circumstances.

The redeemable depositor shares and redeemable preference borrower shares were originally issued to depositors and borrowers when St.George was a building society to enable them to open a deposit or loan account. These shares are uncalled and unpaid. The shares are effectively paid up and immediately redeemed when the relevant deposit account is closed or loan is discharged. These shares are not transferable and have certain rights as set out in St.George’s Constitution, including a right to vote on issues that affect their rights (on the basis of one vote per shareholder), and have certain obligations on a winding up. They have no rights to any dividends or distributions.

3.6.2       Ownership

St.George’s Constitution prohibits ownership of more than 10% of St.George’s issued shares. Since 1 July 2002, this shareholding limitation has been able to be amended by way of a special resolution of ordinary shareholders.

St.George has approximately 160,000 registered ordinary shareholders. The top twenty ordinary shareholders account for approximately 34% of the ordinary shares on issue. St.George has no substantial shareholders.

The top twenty registered ordinary shareholders are principally institutional investors or nominee companies. St.George has a significant retail investor base with a majority of registered shareholders classified as retail and representing approximately 60% of shares on issue. St.George ordinary shareholders are predominantly Australian based investors (over 99% of registered shareholders and securities on issue).

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3.7          Ordinary Share Price Performance

3.7.1       Price History

The following graph illustrates the movement in the St.George ordinary share price and trading volumes since 1 July 2003:

Source: IRESS

The consistent growth in St.George’s ordinary share price up until late 2007 reflected its strong asset growth and earnings performance, high levels of growth in credit markets and the strength of the Australian economy over this period. Having commenced trading on 2 July 1992 at around $6.00, the share price steadily increased, reaching $21.67 on 1 July 2003 and increasing to a peak of $38.50 on 15 October 2007.

However, the latter months of 2007 saw the global credit crisis and its impact on credit risk affect share prices, with the share prices of all listed banks falling considerably. The St.George share price was also impacted by its perceived greater reliance on wholesale funding, which was now in tighter supply and more expensive for all financial institutions. A slowing in the rate of growth of the Australian economy, particularly in residential property, also had a negative impact on bank share prices around this time (despite business lending continuing to grow strongly). Over the period from early December 2007 to early March 2008, the St.George share price fell from around $35 to $22, reaching a low of $21.40 on 7 and 10 March 2008.

St.George shares traded in the range $21 to $28 (prices the shares had not traded at since 2005) until the announcement of the Westpac Proposal on 13 May 2008. On the last trading day prior to the announcement of the Westpac Proposal (St.George shares were suspended on 9 May 2008 pending the announcement of the Westpac Proposal), St.George shares closed at $26.65. Since the announcement of the Westpac Proposal, St.George ordinary shares have traded as high as $34.41, but much of this gain was subsequently lost as the share prices of all listed banks fell on the back of continued uncertainty in global credit markets and a weaker economic outlook. St.George shares fell to as low as $24.30 on 15 July, before a recovery in the following weeks, largely tracking movements in the Westpac share price (which benefited following the provision announcements by NAB and ANZ on 25 and 28 July 2008) and boosted by a market update confirming that St.George was on track to meet its guidance of cash earnings per share growth of 8-10% for the year ending 30 September on 12 August 2008. On 15 September 2008, St.George ordinary shares closed at $30.34.

Independent Expert’s Report (continued)

3.7.2       Liquidity

St.George is a liquid stock. Average weekly volume over the twelve months prior to the announcement of the Westpac Proposal represented approximately 1.9% of average shares on issue or annual turnover of around 99% of total average issued capital. This high level of turnover has been despite St.George’s significant retail investor base.

3.7.3       Relative Performance

St.George is a member of various indices including the S&P/ASX 200 Index and the S&P/ASX 200 Banks Index. As at 15 September 2008 its weighting in these indices was approximately 1.8% and 8.8% respectively. The following graph illustrates the performance of St.George ordinary shares since 1 July 2003 relative to the S&P/ASX 200 Index and the S&P/ASX 200 Banks Index:

Source: IRESS

From July 2003 until mid October 2007, the St George share price underperformed the S&P/ASX 200 Index and generally outperformed the S&P/ASX 200 Banks Index (apart from a one off drop in November 2003). Over this period, the St.George share price increased by 78.8%, compared to a 122.9% increase in the S&P/ASX 200 Index and a 66.7% increase in the S&P/ASX200 Banks Index. The performance of the S&P/ASX 200 Index over this period has been positively impacted by the very strong growth in the share prices of resources companies. If the impact of resources shares is removed, St.George has generally outperformed the market over this period, reflecting its consistent strong growth in earnings.

The S&P/ASX Banks Index is heavily weighted towards major banks, which represent almost 90% of the index. The outperformance by St.George shares reflects St.George’s superior earnings growth. In addition, up until late 2007, the listed regional banks (in particular St.George) generally traded at a premium to the major banks, reflecting expectations of industry consolidation or the impact of acquisitions (such as Bank of Queensland’s acquisition of Home Building Society and Wide Bay Australia Limited’s (“Wide Bay”) acquisition of Mackay Permanent Building Society Limited (Mackay Permanent”) in mid 2007, Bank of Queensland’s offer to acquire Bendigo Bank Limited (“Bendigo Bank”) in early 2007 and Bendigo Bank’s subsequent merger with Adelaide Bank Limited (“Adelaide Bank”) in late 2007).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The impact of the global credit crisis in the latter part of 2007 has had a significant impact on the relative performance of St.George ordinary shares. The following graph illustrates the performance of St.George ordinary shares since 1 June 2007 relative to the S&P/ASX 200 Index and the S&P/ASX 200 Banks Index:

Source: IRESS

St.George shares have underperformed both the S&P/ASX 200 Index and the S&P/ASX Banks Index from June 2007 until the announcement of the Westpac Proposal on 13 May 2008. Over this period, St.George shares fell by 28.0%, compared to an 8.9% decline in the S&P/ASX 200 Index and a 17.9% decline in the S&P/ASX Banks Index. This relative underperformance may in part be explained by uncertainty in credit markets and St.George’s funding mix relative to the major banks. Since the announcement of the Westpac Proposal on 13 May 2008, St.George shares continued to underperform in comparison to the S&P/ASX 200 Index until mid August 2008 (after which they outperformed the S&P/ASX 200 Index), and outperformed the S&P/ASX 200 Banks Index (except in the month of July 2008):

Source: IRESS

Independent Expert’s Report (continued)

Movements in the St.George share price have generally tracked movements in the Westpac share price since early June 2008. This could explain the relative underperformance of St.George shares (compared to the S&P/ASX Banks Index) from the beginning of July until the NAB, ANZ and Suncorp announcements at the end of July and the beginning of August, after which time St.George shares have outperformed the S&P/ASX Banks Index, but not Westpac shares. Westpac shares have arguably benefited more following the provision announcements by National Australia Bank Limited (“NAB”) and Australia and New Zealand Banking Group Limited (“ANZ”), leaving Westpac (and Commonwealth Bank of Australia Limited (“CBA”)) as the best performing major banks. The relative performance of St.George shares received a boost following its market update on 12 August 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

4              Overview of the Australian Banking Sector

4.1                               Participants

The principal participants in the Australian banking sector are the major commercial banks, regional banks and branches of foreign banks.

Major Banks

The four major Australian banks (CBA, Westpac, NAB and ANZ), provide full banking services across Australia and collectively dominate the retail, business and institutional banking markets. Each of these banks operates an extensive nationwide branch network and is typically well represented in each geographic market and across industries in Australia.

As at 31 May 2008, the four major banks held approximately 63% of total Australian banking assets and 63% of total Australian banking deposits(20).

Regional Banks

Australia’s regional banks are St.George, Suncorp-Metway Limited (“Suncorp”), Bendigo and Adelaide Bank Limited (“Bendigo and Adelaide”) and Bank of Queensland Limited (“Bank of Queensland”). Bank of Western Australia Limited (“BankWest”) is a regional bank dominant in Western Australia, but was acquired by HBOS Plc (“HBOS”) in October 2003 and is now classified (in regulatory terms) as a locally incorporated foreign bank. These regional banks differ from the four major banks in terms of their relatively smaller lending portfolios, greater focus on traditional residential mortgages and typically greater focus on servicing customers in a particular state or region in Australia. This reflects their origins, most having been formed from state based operations that were originally owned by state governments and/or operated as building societies located in particular states. Due to its size and geographic spread, St.George is often considered the fifth major Australian bank, rather than a regional bank.

The regional banks compete predominantly in the retail and small to medium enterprise (“SME”) segments of the market. The regional banks vary significantly in size and have a range of business models and strategies for growth.

As the regional banks have reached greater saturation levels in their home markets, they have expanded their business banking operations, broadened the geographic base of their businesses and entered more competitive segments of the banking market, including online savings deposit products. At the same time, the regional banks have been successful in maintaining high customer satisfaction levels as a point of differentiation from their major bank competitors.

As at 31 May 2008, the regional banks (excluding BankWest) held approximately 12% of total Australian banking assets and 14% of total Australian banking deposits(20).

Foreign Banks and Other Participants

Macquarie Bank Limited (“Macquarie Bank”) is also a participant in the Australian banking sector, having become a trading bank in February 1985 following the deregulation of financial markets. However, as a result of difficult credit market conditions and increased cost of funding for its mortgage businesses, Macquarie Bank commenced winding back residential mortgage origination services in Australia in March 2008.

There are also a number of foreign-owned banks operating in Australia, primarily in specialist financing, corporate lending and advisory areas of the market. Few foreign banks have a retail branch presence in Australia. Other than HBOS (i.e. BankWest, which was a well established, full service regional bank prior to being acquired by HBOS), Citibank Australia and HSBC Bank Australia Limited are the only foreign-owned banks with limited retail branch infrastructures.  In

(20)         Source: RBA Bulletin Statistical Tables, August 2008.

Independent Expert’s Report (continued)

addition, ING Bank (Australia) Limited (“ING”), the Australian arm of Dutch bank ING Groep N.V., has built up a market share of approximately 3% of the banking market through the internet, call centres and aggressive marketing campaigns. However, the retail presence of these banks is small compared with the major and regional banks. Foreign banks have a significant position in the wholesale market (e.g. capital markets) in Australia where their global distribution networks provide an advantage over domestic competitors.

Non-bank financial intermediaries such as building societies and credit unions compete largely in the areas of accepting deposits and residential mortgage lending, mainly for owner occupied housing. Building societies and credit unions represent less than 3% of system assets.

4.2          Asset Base

Australian bank lending is dominated by residential mortgages, which represent around 54%(21) of gross loans and advances. Non-housing lending comprises business lending (32%)(22), credit cards (3%) and other consumer credit (6%). Business lending includes a significant proportion to the SME sector. A significant amount of corporate borrowing is from offshore markets and is therefore not represented in total Australian bank lending. Non-traditional forms of consumer credit such as margin lending have grown but still represent a very small portion of the total lending market.

Competition in the residential mortgage market has been intense over the last ten years, driven by low interest rates and readily available credit and the increase in non bank mortgage lenders and growth of the mortgage broker segment.

As at June 2007, non bank lenders such as Aussie Home Loans, Wizard and RAMS had built a share of approximately 20% of the Australian residential mortgage market. However, the impact of the global credit crisis (see Section 4.3) on the Australian securitisation market and the increased cost of funding have resulted in a dramatic decline for these businesses. RAMS, which was listed on the ASX in July 2007, has sold its brand and franchise distribution business to Westpac and GE Money has commenced a sale process for the Wizard brand name and retail distribution arm. Aussie Home Loans has been forced to act as a broker rather than originate its own home loans. Other non bank lenders have had to increase loan rates to uncompetitive levels or cease new originations as their access to funding has dried up.

Broker originated loans represent approximately 40% of all financing or refinancing transactions compared with around 29% in 2004. In addition, housing loans originated through brokers have experienced higher than system growth rates. Most major and regional banks have embraced the broker originated channel to offset slower housing loan growth through traditional network channels, but most have also restructured their arrangements with mortgage brokers in the last 12 months, resulting in lower and/or tiered commissions. The decline in activity by non bank lenders has reduced the number of suppliers for mortgage brokers, who are now largely limited to offering bank products.

The major banks as a group had been losing market share in residential mortgage lending to the foreign banks, non bank lenders and, to a lesser extent, the regional banks. Foreign banks and other new entrants had successfully grown through aggressive pricing tactics. However, the impact of the global credit crisis on non bank lenders and banks without a significant deposit base has resulted in a lessening of competition over the last 6-12 months and an increase in market share of the major banks and some of the regional banks (for both retail and commercial customers). As a result, banks have been achieving higher than system credit growth (compared to slightly below system credit growth prior to the non bank lenders exiting the market).

In the business lending segment, increased financial sophistication had resulted in larger corporates increasingly accessing debt capital markets on a direct basis, with disintermediation

(21) Source: APRA Monthly Banking Statistics, June 2008.

(22) Excludes lending to governments and financial corporations.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

leading to reduced growth for bank business lending. However, there has been a reversal of this trend in the first half of 2008 as liquidity in debt markets has dried up. Competition in the business lending segment has also intensified amongst the major and regional banks. In particular, the downturn in the property cycle has seen competition intensify in the broker introduced SME market, as lenders seek to compensate for slower residential mortgage lending.

Credit card lending continues to grow and is dominated by the major banks which represent almost 80% of that market. Since 2002, however, credit unions, building societies and specialist credit card institutions have had an impact on this market. Reforms introduced by the Reserve Bank of Australia (“RBA”) are designed to further increase competition in the credit card market.

4.3                               Sources of Funding

Participants in the banking sector rely to varying degrees on three principal sources of funding, deposits, wholesale funding (through domestic and offshore capital markets) and securitisation of receivables assets:

Source: Company reports

Historically, domestic banks have relied on deposits from customers to fund balance sheet growth. Legislative and structural changes over the past 15 years have contributed to a highly competitive deposit market. These changes include:

•                  the introduction of compulsory superannuation, which has resulted in the diversion of savings away from traditional banking products and into managed funds; and

•                  the introduction of high yield online transaction accounts by offshore institutions including ING, Citibank and HBOS, which has reduced the “stickiness” of retail bank deposit accounts and resulted in foreign banks increasing their share of retail deposits. The migration to online transaction accounts has reduced net interest margins, particularly as some banks have experienced a high degree of cannibalisation in their deposit bases. In response to this competition, most major and some regional Australian banks now offer online transaction accounts and as a result, have slowed or reversed deposit market share losses.

(23)  Long term wholesale funding includes subordinated debt and preference capital.

Independent Expert’s Report (continued)

As the gap between deposit liabilities and lending assets has grown, Australian banks have had to rely more on wholesale funding, particularly from overseas markets, which, as a result of the global credit crisis, has become increasingly expensive.

The global credit crisis emerged in August 2007 and was triggered by growing default rates among sub prime borrowers in the United States. Banks exposed to these loans and the securities derived from them have been forced to write off or provide for some very significant losses. This caused a loss of confidence in wholesale money markets, with banks reluctant to deal in the market and lenders pricing to compensate for risk. Despite Australian banks (other than NAB) having little or no exposure to the problems in the United States, banks around the world have been impacted by the fallout.

The cash rate/90 day BBSW spread is a measure of a key component of short term borrowing costs relative to variable rate banking products offered to customers. It is influenced by the risk premium banks need to pay and the outlook for the official cash rate. The cash rate is the common benchmark for interbank lending and borrowing on an overnight basis and the 90 day BBSW is the standard measure of bank wholesale borrowing rates over the short term. The global credit crisis has resulted in a substantial increase in the cash rate/90 day BBSW spread:

Source: IRESS

However, the spread is not a perfect proxy for risk premium as it also reflects the lags between movements in market expectations about movements in official interest rates (the cash rate) and the actual change in the cash rate.

The average cash rate/90 day BBSW spread for the last 12 months has been 50 basis points. However, following the meeting of the RBA Board on 5 August 2008 and its statement that “scope to move towards a less restrictive stance on monetary policy in the period ahead is increasing”, the markets priced into the 90 day BBSW the expectation of a cut in the cash rate and the cash rate/90 day BBSW spread fell to around 2 basis points by the end of August 2008. The spread has subsequently widened following the RBA’s announcement on 2 September 2008 that it would cut the official cash rate by 25 basis points. As at 15 September 2008, the cash rate/90 day BBSW spread was around 30 basis points.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The global credit crisis has also increased wholesale term funding costs for Australian banks considerably (as has been the case with all banks gobally). While there have been signs that spreads have eased in recent months from their peak in April 2008 of 128 basis points to just over 100 basis points over the 90 day BBSW, these rates are still well in excess of the margins of less than 20 basis points that the major banks could issue five year bonds at 12 months ago:

Source: RBA, UBS AG, Australia Branch

This chart is indicative of the additional premium that the major banks have had to pay for term wholesale funding.

Securitisation is a source of funding accessed by all financial institutions. While the major banks may have larger absolute volumes of securitisation, it makes up a greater proportion of the funding sources of regional banks and virtually all of the funding of non bank financial institutions. It was previously cost effective for regional banks and non bank lenders that have higher wholesale funding costs or limited access to debt funding. Securitisation vehicles are used to transfer loans to a separate entity that, in turn, issues debt securities to investors.

The global credit crisis has had a three fold effect on financial institutions:

•                  the securitisation market has contracted dramatically, forcing financial institutions to raise additional term wholesale funding. Although there continues to be a market for non mortgage asset backed securitisations (such as automotive loans) and there have been some domestic residential mortgage backed securities market issues in recent months, these have been of smaller amounts and at higher cost (e.g. Adelaide Bank’s $502.5 million prime residential mortgage backed securities deal, including $450 million rated AAA and priced at 110 basis points over the 90 day BBSW, with a weighted average life of 2.7 years in July 2008 and St.George’s $1 billion of residential mortgage backed securities facility privately placed in September 2008 for which pricing was not disclosed) and the residential mortgage backed securitisation market is expected to remain effectively shut in the medium term;

•                  the cost of wholesale funding has increased substantially. While the cash rate/90 day BBSW spread has contracted from around 50 basis points in March 2008 to around 5 basis points in August 2008, it has been extremely volatile and the margins that financial institutions with a credit rating below AA have had to pay for wholesale funding have increased above the margins paid by AA rated financial institutions; and

Independent Expert’s Report (continued)

•                  some financial institutions have increased the proportion of short term wholesale funding on their books as they have had more difficulty accessing term wholesale markets (in part because of the cost becoming more expensive).

Funding markets are expected to remain uncertain and expensive for the foreseeable future. Banks have offset the rising cost of wholesale funding through improving customer spreads (on retail and commercial products). All of the major and regional banks have increased their standard variable loan rates by 50-60 basis points over and above the increases in the cash rate (although the four major banks have also announced that they will pass on the 25 basis point cut in interest rates announced by the RBA by 8 September 2008 and St.George has announced that it will cut lending and deposit rates by 30 basis points from 29 September 2008).

4.4                               Key Drivers of Performance

Credit Growth

The level of credit growth underpins the earnings performance of the banking sector. Credit growth is closely linked to the strength of the Australian economy which can be represented by growth in gross domestic product (“GDP”). Credit growth has outpaced growth in nominal GDP by a considerable margin since 1994:

Source: RBA

On the back of record growth in property prices and housing loans during 2002 and 2003, credit growth increased to 15% per annum in 2004. From mid 2004, a slowdown in residential property markets saw housing credit growth decline, but this was more than compensated for by strong growth in business lending (on the back of the resources boom). Total credit growth peaked at 16.4% in December 2007 but has dropped off considerably since with the impact of interest rate rises, higher petrol prices and the global credit crisis during 2007 flowing through to credit growth. However, total credit growth for the 12 months ended 31 July 2008 of 11.2% is still marginally above the long term average of 10-11% and the easing of credit growth is expected to continue.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Credit growth for each of housing, personal and business lending is shown in the chart below:

Source: RBA

The expansion of housing and personal lending over the past 15 years (up until late 2007) has been supported by robust economic conditions, low unemployment and positive consumer sentiment. Relatively low interest rates for much of this period encouraged an increase in debt per household, although rising asset prices resulted in housing affordability reaching record lows. In response, the Federal Government’s first home buyer incentives have supported increasing home ownership. Housing credit growth (both owner occupied and investment) has weakened sharply in the last three months as higher interest rates, increasing fuel costs and sharemarket volatility have undermined consumer confidence. For the 12 months ended 31 July 2008, national home loan credit growth slowed to 9.8%, a level not seen since 1987.

Business lending is impacted by economic growth, interest rates and business confidence. Growth in business lending generally lags business confidence. Over the longer term, business lending growth has generally been more subdued than housing growth, falling substantially below housing lending growth from 2001 to 2004. However, more recently the economy has moved away from consumer driven growth towards business investment. This has been reflected in lending growth rates. Annual housing lending growth has declined since late 2006 and annual business lending growth overtaken annual housing lending growth since September 2005, increasing to a high of 23.8% in December 2007 (on the back of the resources boom). However, high fuel prices, dislocation in credit markets and interest rate increases have seen business confidence decline to its lowest level since the 1991 recession, and business lending has moderated considerably although at 15.0% for the 12 months ended 31 July 2008, it remains well above its long term average (of less than 10%) and there is an expectation that it will continue to moderate as the economy slows.

Led by the strength of the resources and construction industries, the Western Australian and Queensland economies have shown stronger growth than other states, although more recently, the South Australian economy has also shown signs of stronger growth, supported by its mining potential, low unemployment rate and population growth. Victorian economic growth has also improved, reporting its strongest rate of growth in three years in the 12 months ended 30 June 2008, well above its average long term rate of growth. New South Wales continues to report lower levels of growth compared to other states (with growth for the 12 months ended 30 June 2008 below its long term average rate of growth):

Independent Expert’s Report (continued)

Source: ABS, seasonally adjusted figures

Over the next few years, South Australia’s economy and its rate of growth are expected to benefit from the commencement of a number of significant mining projects (such as Prominent Hill and Olympic Dam) and defence contracts (such as the Air Warfare Destroyers and Collins class submarines contracts). However, the broad trends of higher growth in the Queensland and Western Australia economies are expected to continue over the short to medium term.

Asset Quality

The global credit crisis and its impact on the sharemarket as well as the economic slowdown and high levels of household gearing have raised concerns for the exposure of banks to credit risk generally. While levels of non performing loans have been rising since reaching historical lows in December 2004, current levels across the banking sector remain low relative to 30 year data.

Substantial increases in impairment costs were reported by the major banks in their latest half year results. These charges were primarily against business loans as well as some provisions for margin lending losses (and not in relation to housing loans).

Since the major banks’ half year announcements in April/May 2008, the domestic and global economies have continued to slow and NAB and ANZ have announced substantial increases in provisions for the year ending 30 September 2008:

•                  on 25 July 2008, NAB announced a provision of $830 million in relation to exposures to United States mortgage linked securities as a result of the sub prime crisis. This provision was in addition to a $181 million provision in the half year results and increased the level of provisioning in relation to the exposure to 90% (although current losses relating to the provision average only 2% of the total portfolio); and

•                  on 28 July 2008, ANZ announced a $375 million increase in its collective provision in response to the sustained deterioration in the global credit market and softening domestic economies in New Zealand and, to a lesser extent, Australia. In addition, ANZ advised that certain known credit issues had deteriorated including certain commercial property clients, securities lending and Bill Express and as a result, individual provisions were expected to be around $850 million in the second half.

The ANZ provisions reflect in part the deteriorating economy and the other major banks (CBA and Westpac) have confirmed that they do not have comparable exposures as NAB to United States

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

sub prime mortgages or related securities. St.George has no exposure to these products. CBA’s results announcement for the year ended 30 June 2008 on 13 August 2008 also included increased provisioning, particularly for corporate loans, reflecting market conditions. CBA’s loan impairment expenses increased by more than 100% from $434 million in the year ended 30 June 2007 to $930 million in the year ended 30 June 2008, increasing the loan impairment expense to average gross loans and acceptances from 0.14% to 0.26%.

Although system asset quality is considered to be sound, impairment charges are expected to continue to trend upwards in the medium term, reflecting a more “normal” level of provisioning in a higher interest rate, lower economic growth environment.

Net Interest Margins

Over the past decade, the banking sector has experienced reducing net interest margins, reflecting increased competition from bank and non bank lenders, particularly in housing lending and deposits. More recently, the increasing use of higher cost wholesale funding by banks has also contributed to margin attrition.

Historically, the regional banks have, in general, earned a lower average net interest margin than the major banks. This gap primarily reflects the regional banks’ greater proportion of housing receivables and relatively higher funding costs. Regional banks have experienced a slower decline in net interest margin than the majors, resulting in a narrowing of the gap. The regional banks have traditionally had a lower level of low interest deposit accounts compared to the majors so their margins have been less affected by competition for deposits.

The global credit crisis has seen competitive pressures on net interest margins decline over the last six months. The key drivers of net interest margin compression in recent months have been:

•                  the increase in the cash rate/90 day BBSW spread and bank funding margins, which has resulted in net interest margins being squeezed. To counteract this impact, most banks have raised interest rates by 50-60 basis points in excess of official cash rate increases over the last nine months (although the four major banks have also announced that they will pass on the 25 basis point cut in interest rates announced by the RBA by 8 September 2008 and St.George has announced that it will cut lending and deposit rates by 30 basis points from 29 September 2008);

•                  an increase in corporate/institutional lending growth as reduced liquidity in debt markets has resulted in corporate/institutional clients that had in the past directly accessed debt capital markets returning to bank funding;

•                  higher levels of liquid assets reflecting the volatile operating environment; and

•                  a marginal increase in fixed rate home mortgages.

Net interest margin compression is expected to continue.

Fee Based Income

As interest margins continue to decline, fee based income has become increasingly important. However, competition is also impacting fee income, with some financial institutions waiving introduction fees on housing loans and fixed monthly fees on transaction accounts.

To supplement banking related fee based income, most banks have implemented “bancassurance” strategies (generally through mergers with and acquisitions of non banking businesses), utilising their customer base and branch networks to cross sell a broader range of financial products. The ability to offer a full range of financial products (such as wealth management and insurance) to customers is perceived to protect the banks’ franchise and provide future growth opportunities, while income diversification reduces exposure to the competitive pricing and declining net interest margins in banking activities.

Independent Expert’s (continued)

For example, it is now standard practice to offer bundled solutions such as home insurance with mortgages, car insurance with car loans and consumer credit insurance with personal loans.

Non interest income now makes up more than 50% of total operating income for Australian banks as a whole.

Cost to Income Ratios

In the face of declining interest margins, banks have also sought to improve cost efficiencies to maintain growth in profitability. Significant cost rationalisation programs have focussed on the reconfiguration of branch networks and the introduction of more cost efficient channels for delivery and distribution of services such as ATMs, electronic funds transfer at point of sale and internet banking. As a result of these programs, cost to income ratios across the banking sector have been steadily declining. The average cost to income ratio for the regional banks has historically been higher than that of the majors, reflecting their relatively smaller scale. However, as illustrated in the chart below, St.George and Suncorp operate at much lower cost to income ratios than the other regional banks with St.George in fact having a lower cost to income ratio than any of the major banks:

Source: Company reports, cost to income ratio for Australian banking business only

4.5                               Ownership and Regulation

Ownership

There are legislative and government restrictions on bank ownership:

•                  under the Financial Services Sector (Shareholdings) Act 1998, financial services companies, including banks, are subject to a 15% shareholding limit, although the Treasurer may approve a higher percentage limit on national interest grounds; and

•                  the Federal Government has a “four pillars” policy under which mergers between the four major banks are not permitted. This is long standing policy rather than formal regulation, but it reflects the broad political unpopularity of bank mergers. In June 2008, subsequent to the announcement of the Westpac Proposal, the newly elected Federal Government reiterated its support for the “four pillars” policy.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Regulation

APRA is the prudential regulator of the Australian financial services industry and is responsible for overseeing the prudential framework under which financial institutions, including banks, must operate to ensure that they are able to meet their financial obligations to customers. One of APRA’s prudential requirements is capital adequacy. APRA also monitors liquidity and credit quality.

The capital adequacy requirements aim to ensure that banks maintain adequate eligible capital (a combination of Tier 1 and Tier 2 capital) to act as a buffer against the risks associated with their activities (calculated on the basis of risk weighted assets, including off balance sheet positions and a charge for market risk). These prudential standards are based on Basel I, the first standardised global approach to assessing the capital adequacy of banks, which has been in place since 1988.

As a result of advances in risk management practices, technology and banking markets, it became apparent that changes were required to Basel I and this culminated in the release of Basel II in 2005. Basel II is made up of three “pillars”:

•                  Pillar 1 covers the minimum capital requirements for credit, market and operational risk, and has greater risk sensitivity than the Basel I requirements (e.g. the risk weighting for mortgages held by Australian banks drops from 50% to around 15-25%, reflecting the very low loss history);

•                  Pillar 2 covers the supervisory review process and requires banks to have capital targets consistent with their overall risk profile and current operating environment; and

•                  Pillar 3 relates to market disclosure and provides for enhanced market discipline through a disclosure regime.

The fundamental objective of Basel II is to provide improved risk management and greater alignment between economic and regulatory capital. Basel II was introduced in Australia from 1 January 2008 and three of the major banks (CBA, Westpac and ANZ) have reported under Basel II, with all three reporting a reduction in risk weighted assets compared to Basel I. APRA has indicated that some banks will need to hold more regulatory capital and some less, but on average, there should be modest reductions in regulatory capital.

From 1 January 2008:

•                  fundamental Tier 1 capital (essentially ordinary shares and retained earnings) must represent 75% of net Tier 1 capital; and

•                  residual Tier 1 capital is limited to 25% of net Tier 1 capital. Within residual Tier 1 capital, non innovative Tier 1 capital (perpetual non cumulative preference shares) must be at least 10% of net Tier 1 capital with non innovative Tier 1 capital (all other residual Tier 1 capital instruments that satisfy APRA requirements) making up the balance.

Net Tier 1 capital must constitute at least 50% of a bank’s required capital base.

The Australian banking sector is also subject to the regulatory frameworks and obligations imposed by other legislation. In particular, the Anti-Money Laundering and Counter-Terrorism Financing Act 2006, which received royal assent in December 2006, imposes a number of obligations on banks, which have been phased in over a two year period. Considerable cost has been incurred by banks in implementing these reforms.

Independent Expert’s Report (continued)

4.6                               Outlook

The performance of the banking sector over the next 12 months is expected to be influenced by:

•                  lower levels of competition, particularly in the home lending market, as the activities of non bank lenders are constrained by the credit markets and customer preferences shift to the safety offered by financial institutions. More corporates are expected to turn to banks for funding due to the more limited ability to raise debt themselves, although there will be competition amongst banks for this business;

•                  a slower economy on the back of higher interest rates, higher inflation and record fuel prices, all of which have had a negative impact on consumer and business sentiment. While economic growth is expected to continue to slow, the slowdown should be a “soft” landing;

•                  credit growth is expected to continue to slow. Housing credit growth is already in decline and this is expected to continue. Business credit growth has fallen away considerably and is expected to continue to slow over the next two years;

•                  funding will remain a key risk, driven by the lack of liquidity and increased volatility in global finance markets. Funding conditions are expected to remain tight over the next 12-24 months as investor sentiment takes time to recover. This will mean a continuation of wider credit spreads; and

•                  the deterioration in asset quality is expected to continue, albeit from 30 year lows. There has been recent evidence of a slowing labour market (albeit from a position of full employment) and this is usually associated with a deteriorating credit environment, especially for housing loans. Continued fallout from the global credit crisis is likely to see continued provisioning for business loans. The impact on financial institutions will differ depending on their exposures and risk management practices.

These factors are expected to result in a slowing of earnings growth for Australian banks.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

5  St.George’s Banking Business

5.1  Overview

St. George’s banking business operates through three separate business units:

•      Retail Banking

Retail Banking provides residential and consumer loans and personal financial services including transaction services, call and term deposits and small business banking. St.George targets key customer segments such as high end retail customers (Gold Service customers) and small business owners (Enterprise customers). St.George’s financial planners are also part of Retail Banking as they are located in retail branches.

Retail Banking originates new business and services its customers through a number of channels. As at 31 March 2008, it had a retail network of 267 branches across Australia (excluding BankSA), most of which were located in New South Wales/Australian Capital Territory. Retail Banking has a national network of 1,124 ATMs which are also predominantly in New South Wales/Australian Capital Territory. There has been an increase in the number of ATMs in the last 12 months as a result of a partnership with BP to introduce almost 200 St.George branded ATMs into BP sites across Australia, improving customer accessibility. Other key distribution channels include St.George’s call centre (Customer Contact Centre), St.George branded mobile lenders (operated as a network of licensees through Mortgage Connect outside of New South Wales and South Australia), a referral program where partners are paid an upfront fee and a trailing commission on successfully settled home loans that they refer to St.George (Mortgage Alliance), independent third parties such as mortgage brokers and the internet. Mortgage brokers are a very important distribution channel, responsible for 46% of new loans written in the six months ended 31 March 2008. St.George plans to continue expanding its branch and ATM network in its new geographies (Victoria, Queensland and Western Australia) over the next three years.

Growth opportunities for Retail Banking include increasing the number of products per customer, which at an average of 1.97(24) products per customer is below the 2.1 0-2.28(24) products per customer of the major banks. Retail Banking is also focussed on continuing to improve customer accessibility and increasing distribution channels.

•      Institutional & Business Banking

Institutional & Business Banking is a portfolio of businesses responsible for corporate and business relationship banking, automotive and equipment lending and financial/capital markets. St.George has 30 co-located (with retail) or stand alone business centres. Institutional & Business Banking has won a number of Best Business Bank and Best Commercial Bank awards over the last five years.

While corporate and business relationship banking focuses on both business customers (loans from $250,000 to $1 million) and corporate and key customers (loans from $1 million up to $300 million), it has a “middle market” focus, with an average loan size of around $6 million (over the last 12 months). Corporate and key customers is the largest contributor to Institutional & Business Banking’s profit, representing approximately 70% of total business unit profit. The business also focuses on key industry segments such as property and construction, professionals, manufacturing and wholesale, leisure and hospitality and health. The automotive industry is also one of Institutional & Business Banking’s key industry segments. The automotive finance business provides wholesale finance and banking services for dealers and retail finance for vehicles bought at dealerships. The business has operations across Australia and has a national market share of approximately 20% of financial

(24)         Source: Roy Morgan June 2008.

Independent Expert’s Report (continued)

relationships with new vehicle franchise dealers based in metropolitan and major regional centres.

The financial markets business is responsible for liquidity management, securitisation, wholesale funding, capital markets and treasury market activities such as foreign exchange, money market and derivatives.

In 2007, Institutional & Business Banking commenced the “Best Business Bank Technology” (“B-Tech”) programme, a continuation of the successful “Best Business Bank” programme which was focused on expanding and diversifying the bank’s commercial middle market portfolio. The B-Tech programme revolves around improving process and system efficiencies. The business is 12 months into the three year programme, which is expected to deliver a substantial uplift in efficiency, service and profitability.

•      BankSA

BankSA provides retail banking, business banking and private banking services to customers in South Australia and the Northern Territory. BankSA has the largest distribution network in South Australia, with 109 branches, 188 ATMs and 98 electronic agencies. It has a further four branches and four ATMs in the Northern Territory. Bank SA has extended its services into country New South Wales and Victoria as part of St.George’s initiative to expand rural banking. BankSA is a market leader in South Australia across the retail banking, business banking and rural banking businesses. The business employs approximately 1,300 staff(25) and has 528,000 customers.

St.George Insurance Australia Pty Limited (“SGIA”) is St.George’s wholly owned lender’s mortgage insurance subsidiary. It is not treated as a separate business unit as its results are included within the Retail Banking and BankSA business units. However, its operations are significant, with $38.3 billion of loans insured by SGIA as at 31 March 2008 (over 50% of St.George’s residential loan portfolio). SGIA has a limit of liability in place for each policy year, with excess of loss covered by reinsurance arrangements which vary depending on the type of loan insured. Since its inception in 1989, SGIA has not made a claim under its reinsurance treaties. SGIA’s investment portfolio is managed independently by two external fund managers. As a result of the volatility in equities markets, the investment mix of the portfolio has recently been rebalanced to reduce the exposure to equities.

St.George provides a differentiated customer experience to the major banks by being customer centric rather than product centric. As at July 2008, St.George’s retail bank customer satisfaction level was 76.4% compared to the average for the four major banks of 69.7%, a 6.7% differential. In middle market business banking, the differential was even larger at 13% (as at 31 March 2008, the latest figures available), with St.George enjoying 71% customer satisfaction. Customer satisfaction flows through to lower customer churn rates. For example, in August 2007, none of St.George’s Institutional & Business Banking middle market customers were considering changing banks in the next six months compared to 17% of major bank customers who were considering changing.

As part of its focus on a differentiated customer experience, St.George has adopted a “local market model” for retail banking, which is based on driving greater delegated authority and ownership at the local (from state down to branch) level. In addition to improving the customer experience, this model is designed to increase accountability and attract and retain staff. For targeted business banking clients, the differentiated position is a “high-touch” relationship model with fewer customers per relationship manager and a focus on increasing the number of products per customer.

(25)         1,300 staff comprises permanent, casual and temporary staff and contractors and equates to 1,027 full time equivalents.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

5.2          Market Position

St.George has an estimated 8.9% share of the Australian residential loans market and a 9.4% share of loans in its key middle market business segment nationally:

St.George – Loan Market Share by State as at 31 March 2008

	Residential Loans	Middle Market Loans
Core states
New South Wales	14.7%	13.2%
South Australia	17.8%	21.9%
New geographics
Victoria	5.3%	3.8%
Queensland	5.2%	4.0%
Western Australia	5.5%	10.7%
Northern Territory	10.5%	8.2%
Total	8.9%	9.4%

Source: Cannex and St.George

The major banks each have a substantial share of the national residential loans market. CBA has the largest market share at around 22% and the other major banks each have around 15% market share. At a state level, St.George generally ranks behind the majors and any strong local banks (such as Suncorp and Bank of Queensland in Queensland and BankWest in Western Australia) except that St.George (through BankSA) has the third highest share of the South Australian residential loans market.

St.George has a material share of the middle market business loans market. However, this is very much a niche market and its overall share of the commercial lending market is smaller at around 6%(26) (as at 31 March 2008).

While St.George is strongest in its foundation states of New South Wales (including the Australian Capital Territory) and South Australia (through BankSA), it has pursued a strategy of accelerated growth in key customer segments in Victoria, Queensland and Western Australia. To date, this has been achieved through expansion of the distribution network. St.George’s strategy is focussed on growing its targeted high value customer segments in these new geographies and positioning St.George as an effective alternative to the major banks.

(26)         Source: Cannex, March 2008.

Independent Expert’s Report (continued)

5.3          Loan Receivables Portfolio

The composition of St.George’s loan receivables portfolio over the past three and a half years is summarised below:

St.George – Composition of Loan Receivables Portfolio ($ millions)

	As at 30 September			As at 31 March
	2005	2006	2007	2008	CAGR(27)
Housing loans	24,878	24,362	28,681	34,205	13.6%
Securitised housing loans	13,225	17,998	18,752	16,249	8.6%
Home equity loans	18,189	20,337	21,781	22,189	8.3%
Residential	56,292	62,697	69,214	72,643	10.7%
Personal loans	2,353	2,573	2,821	2,975	9.8%
Line of credit	1,084	1,268	1,512	1,639	18.0%
Margin lending	1,580	2,572	3,169	2,524	20.6%
Consumer	5,017	6,413	7,502	7,138	15.1%
Commercial loans	9,614	9,806	10,298	11,004	5.6%
Bank bill acceptances	8,143	11,615	15,976	19,533	41.9%
Hire purchase	1,960	2,084	2,367	2,629	12.5%
Leasing	407	433	538	627	18.9%
Commercial	20,124	23,938	29,179	33,793	23.0%
Foreign exchange cash advances	30	31	41	82	49.5%
Structured financing	146	613	582	67	(26.8)%
Gross loan receivables	81,609	93,692	106,518	113,723	14.2%
Collective provision	—	(268)	(291)	(313)	nc
General provision	(219)	—	—	—	nc
Net loan receivables	81,390	93,424	106,227	113,410	14.2%

Source: St.George

St.George had net loan receivables of $113.4 billion as at 31 March 2008. The composition of the portfolio by business segment and geographic region is shown below:

Source: St.George

(27)         The CAGR is calculated over the two and a half year period from 30 September 2005 to 31 March 2008.

(28)                            The loan receivables portfolio by geographic region is based on the middle market and residential loan receivables portfolio of $100.2 billion as at 31 March 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Residential and Consumer Lending

Residential and consumer loans together represent 70% of St.George’s loan receivables portfolio. Buoyant consumer and equity market conditions have driven strong growth in margin lending, credit cards and personal loans in recent years. However, collectively, these product lines account for only approximately 6% of the bank’s overall loan receivables portfolio. Credit cards, although small, is a key growth area for St.George, with over 70% of new credit cards being issued to existing customers and only 25.3% of St.George’s customers holding a St.George credit card as at 31 March 2008.

St.George has a significant retail banking presence in New South Wales and through BankSA in South Australia. The bank’s branch network is the core distribution channel for housing loans and St.George’s direct lending channels accounted for 54% of new settlements in the six months ended 31 March 2008. The broker channel is also critical to the bank’s distribution model but in line with other banks, St.George has changed the basis on which commissions are paid to reflect the value of the business introduced. The proportion of new settlements sourced by third party brokers remained consistent at 46% in the six months ended 31 March 2008 (compared to 44% in the year ended 30 September 2007 and 45% in the year ended 30 September 2006).

The residential product mix is primarily standard variable, portfolio and fixed, which together represent approximately 86% of all residential loans, with fixed loans increasing considerably more recently in light of increases in variable mortgage interest rates. Low doc loans represent approximately 7% of all residential loans and no deposit loans are approximately 5% of total residential loans. Although a relatively small proportion of the residential loan book, low doc and no deposit loans continue to grow (by 11% and 14% respectively in the six months ended 31 March 2008).

The residential loan book is well secured, with the loan to valuation ratio for the total portfolio at less than 40% as at 30 June 2008. The loan to valuation ratio for mortgages written in the 10 months ended 30 June 2008 was 73.9%, with SGIA insuring and any mortgages with a loan to valuation ratio greater than 80% or mortgages considered low doc with a loan to valuation ratio greater than 60%.

Commercial Lending

Commercial loans are predominantly sourced by Institutional & Business Banking. Commercial loans offered by Institutional & Business Banking represent approximately 88% of the total commercial loans portfolio (with the balance being commercial loans written by BankSA).

Institutional & Business Banking’s commercial lending portfolio, while focussed on the niche “middle market”, is diversified and well secured. Over 90% of the portfolio is secured and over 80% is secured by property. The exposure concentration is diversified with approximately 70% of total portfolio balances smaller than $50 million and an average loan size of $6 million. Over 82% of the portfolio is in the key industry segments (excluding the automotive industry). Over 40% of commercial loans are for property investment with a further 10% to the construction industry. Loans to professionals represent just over 10% of the commercial loan portfolio with the other key industry segments representing less than 10% each.

Total middle market loan receivables as at 31 March 2008 were $27.6 billion, more than treble the $8.3 billion in middle market loan receivables as at 30 September 2002 and representing over 80% of the total commercial lending portfolio. This growth is reflected in market share increasing from 5.0% as at 30 September 2002 to 9.4% as at 31 March 2008. This is the result of a strategy implemented, pursued and refined since 1999 which focuses on providing a superior customer experience, the six key industry segments and not trying to be “all things to all people”.

The success of the strategy is evident in the large proportion of new business sourced from existing customers (69%) and in the steady increase in the number of products per customer. For middle market customers as a whole, the number of products per customer has increased from 3.0

Independent Expert’s Report (continued)

in September 2002 to 5.4 in March 2008. For key customers the result has been even better, with the number of products per customer increasing from 5.8 in September 2002 to 8.5 in March 2008.

Growth in Loan Receivables

Overall growth in loan receivables has been slightly below national system growth, reflecting the disproportionate share of loans in New South Wales, which has experienced slower growth than states such as Queensland and Western Australia.

Growth rates by key product and by state over the last two and a half years is summarised in the table below:

St.George – Growth in Key Product Loan Receivables

	Residential Loan Receivables				Middle Market Loan Receivables
			12 months				12 months
	Year ended 30		ended 31		Year ended 30		ended 31
	September		March		September		March
	2006	2007	2008		2006	2007	2008
New geographies
Victoria	13.3%	9.6%	10.8	%(29)	31.8%	26.1%	37.1	%(29)
Queensland	19.4%	18.3%	19.1	%(29)	47.6%	23.5%	35.8	%(29)
Western Australia	26.7%	24.3%	21.9	%(29)	39.4%	41.6%	57.3	%(29)
Total – new geographies	17.9%	15.6%	16.8	%(29)	38.5%	30.3%	43.4	%(29)
Core states
New South Wales	9.6%	7.6%	8.2	%(29)	17.5%	23.2%	27.3	%(29)
South Australia	11.9%	7.9%	14.4	%(29)	22.9%	22.1%	27.4	%(29)
Total - Australia	11.3%	10.4%	11.2	%(29)	23.9%	25.1%	32.0	%(29)

Source: St.George

St.George has achieved strong growth in its key product areas over the last two years. Growth in middle market loan receivables in particular has been strong in all states, including New South Wales and South Australia (although off relatively low bases).

At a state level, St.George has performed largely in line with system growth in New South Wales. South Australia has been more challenging. Although it has historically performed largely in line with South Australian system growth, its growth has been just below system growth in the residential loans market in the year ended 30 September 2007 and the 12 months ended 31 March 2008. In contrast, middle market lending in South Australia has strongly outperformed the market over the last year and a half. In both Queensland and Western Australia, St.George has generally strongly outperformed both the residential and middle market lending markets in recent years while growth in Victoria has been largely in line or slightly below system growth.

(29)                            Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

5.4          Asset Quality

An analysis of St.George’s asset quality as at 30 September 2005 to 2007 and as at 31 March 2008 is set out below:

St.George – Asset Quality ($ millions)

	As at 30 September						As at 31 March
	2005		2006		2007		2008
General/collective provision(30)	219		268		291		313
Specific provision(30)	69		31		34		58
General reserve for credit losses (“GRCL”)(31)	-		117		153		179
Total provision and GRCL	288		416		478		550
Impaired assets(32) (gross)	81		112		139		197
Past due loans(33)	187		237		345		335
Total non performing loans	268		349		484		532
Impaired assets (net)	47		81		105		139
Bad debt write offs (net)	104		124		152		154	(34)
Total gross loan receivables (before impairment provision)	81,678		93,723		106,552		113,781
Total net loan receivables (after impairment provision)	81,390		93,424		106,227		113,410
Risk weighted assets	47,864		52,982		63,226		69,693
Statistics
Net impaired assets/total net loan receivables	0.06%		0.09%		0.10%		0.12%
Non performing loans/total gross loan receivables	0.33%		0.37%		0.45%		0.47%
Total provision and GRCL/bad debt write offs	2.8	x	3.4	x	3.1	x	3.6	x
Total provision and GRCL/total non performing loans	107.5%		119.2%		98.8%		103.4%
Total provision and GRCL/total gross loan receivables	0.35%		0.44%		0.45%		0.48%
Collectively assessed provisions and GRCL/risk weighted assets	0.46%		0.73%		0.70%		0.71%

Source: St.George

Over the past three and a half years St.George has had extremely low levels of non performing loans relative to total loan receivables. This reflects Australia’s strong credit environment over the last decade as well as St.George’s prudent lending policies. For the period from September 1994 to September 2007, St.George’s average loss rates have been 0.015% for residential loans, 0.25% for commercial loans, 1.7% for credit cards and 1.2% for personal loans. The average loss ratios for credit cards and personal loans are substantially higher but these products are only a small part of the total loan receivables portfolio.

St.George’s credit quality compares favourably to that of the four major banks, in part reflecting its greater proportion of domestic residential loan receivables. As at 30 September 2005, net impaired assets as a percentage of net loan receivables for the four major banks averaged 0.18% compared to St.George’s substantially lower ratio of 0.06%. Although the ratio for the major banks improved through to 31 March 2007, it has subsequently increased to an average of 0.19% as at 31 March 2008 while St.George’s ratio has increased to 0.12% as at 31 March 2008. This relative performance reflects the strong quality of St.George’s loan receivables portfolio despite its significant growth and the deterioration in credit markets.

(30)                            Collective and specific provisions are raised where there is objective evidence of impairment. For collective impairment, a provision is raised even where the impairment event cannot be attributed to individual exposures. The required provision is estimated on the basis of historical loss experience.

(31)                            Movements in the general reserve for credit losses are created by appropriation from retained earnings and are not  recognised as an expense in the income statement.

(32)                            Impaired assets data has been restated in accordance with the requirements of AASB 7, which is effective for reporting periods from 30 September 2008.

(33)                            Past due loans are loans that are greater than 90 days outside contractual terms.

(34)                            Bad debt write offs (net) as at 31 March 2008 represents movements for the 12 months ended 31 March 2008.

Independent Expert’s Report (continued)

From a coverage perspective, St.George’s provisioning is conservative, with an average ratio of total provision and GRCL to bad debt write offs of 3.2 times and an average total provision to total non performing loans ratio of more than 100% over the last three and a half years. Over the same period, the ratio of total provision and GRCL as a percentage of total gross loan receivables has increased. This increase reflects the higher growth rates in asset classes within the loan receivables portfolio that experience relatively larger losses (i.e. commercial loans, credit cards and personal loans). The specific provision for the 12 months ended 31 March 2008 includes a provision of $20 million relating to a $25 million margin loan secured against shares in Octaviar Limited (“Octaviar”)(35). The remaining balance of $5 million was fully provided for as at 31 July 2008. Although St.George also has exposures to Centro Properties Group (“Centro”) ($458 million) and Allco Finance Group (“Allco”) ($60 million), no specific provision was made in relation to these loans as at 31 March 2008 as all loans were performing and the Centro loans are fully secured by the underlying property (with loan to value ratios of between 40% and 70%). The Allco exposure is unsecured and has reduced from $60 million as at 31 March 2008 to $37 million as at 31 July 2008 as a result of asset sales and reduction of limits. St.George management expects St.George to benefit relative to other banks in the current uncertain market conditions as a result of its domestic focus and stronger credit quality.

5.5          Funding Sources

St.George generates funding for its loan receivables portfolio through the retail, securitisation and wholesale funding markets. The bank has a strong retail deposit base as well as a diversified wholesale and securitisation funding program. The historical composition of St.George’s funding mix is shown below:

Source: St.George

As a result of strong asset growth, St.George’s funding requirement has grown by approximately 55% over the last two and a half years, from $77.0 billion as at 30 September 2005 to $119.0 billion as at 31 March 2008. As at 31 July 2008, the funding requirement had increased to $130.9 billion. As at 31 July 2008, $55.3 billion of the funding requirement was provided by retail deposits with the balance of $75.6 billion provided by wholesale funding (including $16.4 billion of securitisation):

(35)                            The provision in relation to this margin loan is shown in the operating performance of St.George’s wealth management business which is set out in Section 7.4.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Source: St.George

St.George has an estimated 8.2% share of the retail deposits market nationally:

St.George – Retail Deposit Market Share as at 31 July 2008(36)

	Proportion of Total Retail Deposits		Market Share
	Household	Business	Household	Business	Total
CBA	70.6%	29.4%	29.7%	16.0%	23.7%
NAB	43.0%	57.0%	13.1%	22.4%	17.1%
WBC	53.7%	46.3%	13.0%	14.5%	13.6%
ANZ	48.7%	51.3%	12.9%	17.6%	15.0%
Major banks	55.7%	44.3%	68.7%	70.4%	69.5%
St.George	64.4%	35.6%	9.4%	6.7%	8.2%
BankWest	45.9%	54.1%	3.8%	5.9%	4.7%
Suncorp	67.9%	32.1%	3.4%	2.1%	2.8%
Bank of Queensland	79.0%	21.0%	2.6%	0.9%	1.9%
Bendigo and Adelaide	61.2%	38.8%	3.4%	2.8%	3.2%
Other	49.3%	50.7%	8.5%	11.3%	9.7%
Total	56.3%	43.7%	100.0%	100.0%	100.0%

Source: APRA and Grant Samuel analysis

Each of the major banks has a share of the national retail deposits market of 14-18% (other than CBA, which has around 23% market share). The split of deposits between household and business for the major banks (excluding CBA) is, on average, 48% household and 52% business. CBA has a much higher proportion of household deposits at around 71%. In contrast, NAB is strong in business banking and ANZ is strong in corporate and institutional banking (with both having a larger proportion of business deposits than household deposits).

Despite intense competition for deposits, St.George’s national market share of retail deposits has declined only marginally from 8.5% in September 2005 to 8.2% in July 2008. The branch

(36)                            Deposits relate to operations/transactions conducted with Australian residents that are recorded on the domestic books of licensed banks. They exclude offshore subsidiaries, branches and overseas based offshore banking units. They also exclude deposits in the non bank sector (e.g. building societies). Deposits represent household deposits and deposits from non financial corporations only. It excludes government deposits, deposits from financial corporations, deposits from community service organisations and not for profit institutions, other deposits and certificates of deposit.

Independent Expert’s Report (continued)

network and Customer Contact Centres are key distribution channels for retail deposits as is the online channel (particularly following the launch of online applications for retail deposits in October 2007). In the six months ended 31 March 2008, retail deposits also benefited from increased customer demand for low risk banking products. High interest savings accounts and fixed term deposits in particular have increased as customers have taken advantage of the higher interest rates offered on fixed term deposits and on online savings products.

Retail deposits as a percentage of total funding (including securitisation) has declined from 51.1% as at 30 September 2005 to 43.0% as at 31 March 2008. This is largely due to the asset base growing faster than the deposit base. The two and a half year CAGR to 31 March 2008 for retail deposits was 11.0% compared to the CAGR for the loan receivables portfolio over the same period of 14.2%. The increasing shortfall between retail deposits and the total funding requirement has been largely funded by a substantial increase in the wholesale funding categories other deposits (certificates of deposit), offshore borrowings and, until recently, securitisation.

St.George has a lower proportion of retail deposits in its funding base (at 43%) than the major banks (which have customer deposit funding of 5 1-54%). Prima facie, this puts St.George at a competitive disadvantage, particularly in the current environment with the difficulty accessing and the higher cost of wholesale funds for banks generally as a result of the global credit crisis. However, the customer deposits referred to by the major banks generally include deposits from financial institutions (which are not included the table above and of which St.George has only a very small amount in comparison to the major banks). The liquidity characteristics of deposits become increasingly wholesale in nature as they move from household through to business, corporate and institutional. This apparent disadvantage is also offset by St.George’s higher proportion of household deposits. St.George has a higher proportion of household deposits than any of the major banks other than CBA. Having said this, St.George’s proportion of business deposits has been growing (at September 2005, business deposits represented 27.6% of total retail deposits compared to 35.6% as at 31 July 2008).

St.George’s wholesale funding portfolio is diversified by term, product type, global geography and currency. As a result of its longstanding strategy of managing and diversifying its funding sources, the bank has been actively marketing to investors in the global markets for over 20 years and has built a number of issuance programs across a range of wholesale funding markets, including utilisation of securitisation markets. St.George has experienced funding teams in place with long track records of managing liquidity and accessing short and medium term funding and securitisation markets.

Securitisation has historically been a very cost effective source of wholesale funding for St.George and has enhanced the bank’s term funding profile as the maturity profile matches the securitised loans. Consequently, the proportion of securitised assets in St.George’s funding mix had increased steadily, peaking at just over 21% of total funding as at 31 March 2007. However, with run off and significant contraction of, most notably, residential mortgage backed securitisation markets as a result of the global credit crisis, securitised assets as a proportion of total funding requirements fell to 13.8% as at 31 March 2008. The contraction of securitisation markets has led St.George (and other banks) to source additional unsecured funding from the domestic and offshore debt markets. Securitisation has historically made up a greater proportion of St.George’s overall funding than it has for the major banks (where securitised assets represent 3% or less of the total funding requirement).

In managing its funding mix, St.George seeks to minimise its overall financing costs while maintaining the right balance of short and medium term funds. As at 31 March 2008, the average weighted maturity of committed funds was 26 months, down from 32 months as at 30 September 2007 (reflecting the shorter tenor of debt issued in the last six months). As at 31 March 2008, 15% of committed term funding was due to mature in the next six months.

On 18 June 2008, St.George announced that it had completed 100% of its term funding requirements for the year ending 30 September 2008 and that it had also raised $1 billion of its estimated funding requirement for the year ending 30 September 2009 of $11-12 billion (including

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

$6.7 billion of refinancing). As at 1 September 2008, St.George had raised $4.6 billion of its 2009 estimated funding requirement.

St.George expects that access to markets and pricing will continue to be challenging for all financial institutions due to the expected volatility and possible worsening of the funding markets. Due to widening credit markets for all financial institutions, St.George expects the cost of its wholesale funding to remain high in the near term. As an A+/Aa2 rated financial institution, St.George’s cost of funding relative to the major banks (which are currently rated AA/Aa1) has also increased and this incremental funding margin is not expected to return to pre global credit crisis levels in the short term. However, St.George believes it can remain competitive relative to its peers despite higher funding costs as a result of its lower cost to income ratio. St.George estimates that every 1% of cost to income ratio benefit relative to its peers allows St.George to absorb additional funding costs of 6-8 basis points without impacting competitiveness (although it also results in lower growth in net profit after tax).

In response to volatile market conditions, as at 31 March 2008, St.George had increased its liquidity ratio to 13% of assets or $13.8 billion, well above the APRA agreed minimum ratio of 8%. It has also established a $3.8 billion residential mortgage backed security contingent liquidity facility that meets the criteria for repurchase agreements with the RBA.

St.George expects to fund future asset growth through a mix of retail deposits and additional wholesale debt. St.George has established a new medium term debt program for issuance in the United States (Rule 144A market) and intends to establish a similar program for issuance in Japan (Samurai market) by the end of September 2008 (subject to market conditions). These markets are already familiar with Australian banks as the major banks in particular have previously raised money in these markets. St.George has previously issued Rule 144A subordinated debt. Accessing these markets is expected to provide additional capacity at competitive pricing levels and introduce a new investor base for St.George. St.George is not relying on any further securitisation issues, although the market appears to have reopened (to a limited extent) with St.George issuing $1.58 billion of securitised automotive receivables in 2008 ($336 million in March 2008 and $1.24 billion in July 2008). In September 2008, St.George also issued $1 billion of residential mortgage backed securities, although this securitisation was privately placed to a single investor and represented a discrete opportunity for a particular account. St.George does not believe that it is indicative of a broader turnaround in the residential mortgage backed securities market.

St.George is rated by a number of ratings agencies. As at 15 September 2008, its long term issuer credit ratings were A+ (Credit Watch Positive) (Standard & Poor’s), Aa2 (Under Review – Direction Uncertain) (Moody’s) and A+ (Rating Watch Positive) (Fitch).

Independent Expert’s Report (continued)

5.6  Capital Adequacy

The capital adequacy ratios for St.George over the past three and a half years are set out below:

St.George – Capital Adequacy ($ millions)

	As at 30 September			As at 31
	2005(37)	2006	2007	March 2008
Total Tier 1 capital	3,486	3,669	4,207	4,855
Total Tier 2 capital	1,874	2,135	2,233	2,259
Total deductions from capital	(28)	(28)	(28)	(54)
Total qualifying capital	5,332	5,776	6,412	7,060
Risk weighted assets	47,864	52,982	63,226	69,693
Required minimum capital base(38)	4,786	5,298	6,323	6,621
Capital in excess of APRA minimum requirement	546	478	89	439
Adjusted Common Equity	2,464	2,519	3,106	3,602
Risk weighted capital adequacy ratio
Tier 1	7.3%	6.9%	6.7%	7.0%
Tier 2	3.9%	4.0%	3.5%	3.2%
Deductions	(0.1)%	(0.1)%	0.0%	(0.1)%
Total capital ratio	11.1%	10.8%	10.2%	10.1%
Adjusted Common Equity Ratio	5.1%	4.8%	4.9%	5.2%

Source: St.George

Under APRA guidelines, St.George’s minimum Tier 1 regulatory capital ratio is 6.25% (reduced from 6.5% in December 2007) and its total capital ratio must exceed 9.5% (reduced from 10.0% previously). St.George maintains a buffer above these minimum requirements. As at 31 March 2008, St.George’s capital adequacy was in excess of APRA’s requirements, with a Tier 1 capital ratio of 7.0% and a total capital ratio of 10.1%.

In its market update on 12 August 2008, St.George announced that its Tier 1 ratio had fallen to 6.74% as at 31 July 2008, although it was still well above its minimum requirement of 6.25%.

On the basis of minimum APRA requirements, St.George had $439 million of excess capital as at 31 March 2008.

During the six months ended 31 March 2008, St.George undertook $1.6 billion of capital management initiatives to strengthen its capital position and support its growing asset base, including:

•      a private placement of ordinary equity to institutions in November 2007 raising $759 million;

•      the $392 million CPS II issue completed in December 2007;

•                  $76 million of ordinary equity raised through St.George’s dividend reinvestment plan (“DRP”) for the 2007 final dividend in December 2007;

•      $85 million of ordinary equity raised through the Share Purchase Plan in March 2008; and

•      a $336 million securitisation of automotive finance loans in March 2008.

In addition, since 31 March 2008, St.George has:

(37)         Capital adequacy as at 30 September 2005 is based on financial information prepared in accordance with AGAAP. In all subsequent periods, capital adequacy is based on financial information prepared in accordance with APRA and AIFRS requirements.

(38)         Required minimum capital base is based on a total capital ratio of 10.0% as at 30 September 2005 to 2007 and 9.5% as at 31 March 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•                  completed a $750 million subordinated notes issue which qualifies as lower Tier 2 capital in May 2008;

•                  redeemed $250 million of subordinated notes due to mature in 2013;

•                  raised $151.8 million of capital through the DRP for the 2008 interim dividend in July 2008; and

•                  completed a $1.24 billion securitisation of automotive loans in July 2008.

DRPs are used by all banks to assist in capital management. St.George’s DRP plays an important role in its capital management as the bank has a relatively high dividend payout ratio of close to 80%. To minimise capital outflow, St.George’s most recent DRP in relation to the 2008 interim dividend was offered at a 2.5% discount to prevailing market prices, which increased DRP participation to around 30% (from around 15% historically when no discount has been offered).

Standard & Poor’s ratings agency uses its own measure of capital, the adjusted common equity (“ACE”) ratio, which Australian banks use as an alternative measurement of capital adequacy. The ACE ratio is calculated by reference to core shareholders’ equity less goodwill, intangibles and investments in non banking subsidiaries, divided by total risk weighted assets. St.George’s ACE ratio of 5.2% compares favourably to the minimum required ACE ratio of 4.5% and has comfortably exceeded the required ratio over the last three and a half years.

As part of its progression to Basel II, St.George has developed models to more precisely measure a broader range of risks and has implemented a range of new processes to enhance risk management across the group. St.George is seeking Advanced Basel II status in respect of both credit and operational risk. Accreditation is currently scheduled for 2009 (deferred from January 2009), with timing subject to APRA approval. Pending Advanced accreditation, St.George will remain subject to Basel I requirements until the end of calendar 2008 and will be required to adopt the Standardised approach under Basel II from the beginning of calendar 2009. Management expects that the adoption of Basel II will not have a material impact on the bank’s capital position.

Factors impacting St.George’s capital requirements for the year ending 30 September 2009 include Basel II accreditation, growth in risk weighted assets, the state of securitisation markets, financial performance, dividend payout levels and DRP participation rates.

Independent Expert’s Report (continued)

5.7  Operating Performance

The operating performance of St.George’s banking business for the three years ended 30 September 2007 and the 12 months ended 31 March 2008 is summarised below:

St.George’s Banking Business – Summarised Operating Performance ($ millions)

	Year ended 30 September			12 months ended 31
	2005	2006	2007	March 2008
Net interest income	1,797	1,941	2,099	2,210
Other income
– underlying	572	648	733	752
– SGIA investment portfolio trading result	25	12	34	(21)
Total other income	597	660	767	731
Net operating income	2,394	2,601	2,866	2,941
Operating expenses	(1,104)	(1,121)	(1,195)	(1,222)
Loan impairment expense	(129)	(143)	(177)	(182)
Cash operating profit before tax	1,161	1,337	1,494	1,537
Statistics
Growth in operating income	nc	8.6%	10.2%	6.6	%(39)
Growth in operating expenses	nc	1.5%	6.6%	5.4	%(39)
Growth in operating profit before tax	nc	15.2%	11.7%	7.6	%(39)
Net interest margin(40)	2.21%	2.11%	2.01%	1.94%
Net interest income/net operating income	75.1%	74.6%	73.2%	75.1%
Cash cost to income ratio	46.1%	43.1%	41.7%	41.6%

Source: St.George

St.George’s banking business has historically reported strong growth in revenue and earnings, reflecting the strength of the Australian economy and growth in credit markets over a number of years. In line with the market as a whole, the rate of growth moderated in the 12 months ended 31 March 2008, reflecting the impact of the global credit crisis on St.George’s cost of funds and the impact of the deterioration in investment markets on the performance of SGIA’s investment trading portfolio. SGIA’s investment portfolio has subsequently been rebalanced away from equities, with hedges put in place to reduce the effective equities exposure within the investment portfolio to less than 10% at 30 June 2008, down from 33% as at 31 March 2008. In September 2007, the same strategy was used by SGIA to reduce its 48% equities exposure to an effective position of 16% as at 30 September 2007. As at 31 July 2008, the effective exposure within the SGIA investment trading portfolio had been reduced to less than 10%.

(39)         Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

(40)         Net interest margin is as reported and is for St.George group (not just its banking business).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The performance of St.George’s banking business excluding the impact of SGIA’s investment trading portfolio result and other one off items (see Section 3.2) is summarised below:

St.George’s Banking Business – Underlying Operating Performance ($ millions)

				12 months
	Year ended 30 September			ended 31
	2005	2006	2007	March 2008
Underlying net operating income	2,362	2,576	2,811	2,941
Underlying cash operating profit before tax	1,143	1,318	1,439	1,537
Statistics
Growth in operating income	nc	9.1%	9.1%	8.0	%(41)
Growth in operating profit before tax	nc	15.3%	9.2%	10.4	%(41)
Net interest income/net operating income	75.9%	75.3%	74.7%	75.1%
Underlying cost to income ratio	46.2%	43.3%	42.5%	41.6%

Source: St.George

The above analysis shows that the underlying performance of St.George’s banking business has shown reasonably consistent and steady growth over the last three and a half years.

The main source of income for St.George’s banking business is the net interest income that it generates from its lending portfolio.  Net interest income has consistently generated approximately 75% of total net operating income (after adjusting for the SGIA investment trading result and other one off items). Net interest income is driven by volume growth in lending receivables and the interest differential the bank is able to realise in funding this growth. St.George’s banking business also generates fee income on lending and deposit products and other banking services.

The 20 basis point decline in St.George’s net interest margin over the two years ended 30 September 2007 largely resulted from competitive pressure on lending spreads (13 basis points), as well as a change in the funding mix (an increased proportion of wholesale funding). However, in the six months ended 31 March 2008, the five basis point fall from 1.97% to 1.92% was not driven by competitive pressures, but related primarily to a change in the liquidity mix as the bank held higher levels of liquid assets in response to increased market volatility. The remainder of the decline was due to changes in the funding mix and higher wholesale funding costs. These negative factors were partly offset by the benefit of free funds (from improved returns on equity following three increases in official cash rates and the benefit from raising $844 million of ordinary share capital under the private placement and the Share Purchase Plan). St.George has attempted to recover higher wholesale funding costs from its customers by increasing interest rates over and above the increases in official cash rates. As at 31 March 2008, the standard mortgage variable rate had increased by 30 basis points and the business lending variable rate had increased by 50 basis points over and above the 75 basis point increase in official cash rates since November 2007.

The underlying cost to income ratio for St.George’s banking business has fallen from 46.2% in the year ended 30 September 2005 to 41.6% in the 12 months ended 31 March 2008. This reflects the strong growth in revenue as well as effective cost management and investment in technology platforms to improve efficiency. St.George has a lower cost to income ratio than any of the major banks.

The growth in operating expenses in the year ended 30 September 2007 reflects investment in customer facing staff (particularly in the new geographies and in middle market banking) as well as increased occupancy costs associated with the sale and leaseback of St.George’s Kogarah head office and branch openings. However, the increase in operating expenses was more than matched by growth in revenue, with the underlying cost to income ratio falling from 43.3% to 42.5% over the year.

(41)         Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

Independent Expert’s Report (continued)

The quality of St.George’s loan receivables portfolio is reflected in the low loan impairment expense. In addition to the loan impairment expense, in accordance with APRA requirements, St.George maintains a general reserve for credit losses. The balance of the general reserve for credit losses together with the after tax equivalent of the collective provision that is considered to satisfy APRA’s general provision definition, represents 0.5% of risk weighted assets. St.George’s asset quality is discussed in Section 5.4.

On a business unit basis, based on operating profit before tax for the 12 months ended 31 March 2008, Retail Banking contributed 49% of the operating profit of St.George’s banking business, with Institutional & Business Banking contributing 35% and BankSA the remaining 16%.

5.8  Outlook

St.George’s results for the six months ended 31 March 2008 were impacted, in particular, by an increase in specific impairment provisions and losses on SGIA’s investment trading portfolio. At the time of the half year announcement, St.George stated that it expected that earnings in the second half of the 2008 financial year would benefit from, amongst other things, the full period impact of initiatives implemented during the first half of the financial year (such as repricing of lending products) and stabilisation of earnings from the SGIA investment trading portfolio following its rebalancing away from equities.

St.George confirmed that second half earnings were on track in a market update provided on 12 August 2008. While no specific guidance was provided for St.George’s banking business, the following information was provided in relation to St.George’s performance for the 10 months ended 31 July 2008:

•                  residential receivables growth slowed to 10% (on an annualised basis) and St.George expects to grow broadly in line with system growth;

•                  middle market receivables growth also slowed, but remained strong at 30% (on an annualised basis), leading to further gains in market share;

•                  the net interest margin benefited from loan repricing (40 basis points for the full period and a further 20 basis points from 8 July 2008) as well as strong growth in deposits (19% on an annualised basis) funding a greater proportion of loan growth;

•                  realignment of mortgage broker commissions has resulted in reduced costs;

•                  hedging of SGIA’s equity exposures resulted in a $1 million post tax contribution in the last four months (compared to a $23 million post tax loss in the six months ended 31 March 2008);

•                  credit quality remains solid, assisted by St.George’s relatively higher proportion of residential loans. Loan impairment expense was 22-23 basis points of average gross loans in the 10 months ended 31 July 2008 (compared to 18 basis points in the year ended 30 September 2007). There were no new corporate losses in the four months ended 31 July 2008 and regular portfolio and watchlist reviews suggest no further material credit losses in the second half of the 2008 financial year. The remaining balance on the Octaviar margin loan of $5 million has been provided for. Other exposures (Allco and Centro) continue to perform and provisions have not been raised against these loans. In addition, the Allco exposure has been reduced from $60 million to $37 million. St.George does expect some deterioration in credit quality from a moderating economic environment and higher interest rates; and

•                  a full period impact of cost disciplines initiated during the first half of the 2008 financial year (such as the business optimisation program).

St.George also reconfirmed that it had no exposure to structured credit instruments and no exposures to United States or domestic sub prime lending.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

6       Overview of the Wealth Management Sector

6.1      Size

The wealth management sector in Australia has enjoyed significant growth over the last two decades. Funds under management increased from $145.5 billion in June 1988 to almost $1.3 trillion in March 2008, making Australia the fourth largest onshore managed fund market in the world:

Source: ABS

The value of managed funds peaked in September 2007 and has fallen back in subsequent months following the impact of the global credit crisis and volatile investment markets on returns, the market value of the underlying investments and net inflows into managed funds. Despite this decline, the CAGR of the wealth management sector over the decade to March 2008 has been in excess of 10% per annum.

Superannuation funds dominate the Australian wealth management sector, accounting for approximately 71% of funds under management. Superannuation assets have grown rapidly, underpinned by government policies to encourage self provision for retirement such as The Superannuation Guarantee Scheme which was introduced in 1992 (at 5%, increasing to 9% by 2002/03). The value of superannuation fund assets placed with investment managers (as opposed to self managed funds and superannuation assets held in life office funds) has increased at an average rate of almost 15% per annum over the 10 years to 31 March 2008. Growth in superannuation assets is expected to continue, driven by population, employment and wages growth. In addition, recent favourable changes to taxation legislation have further increased the attractiveness of superannuation as a savings vehicle. An increasing awareness among Australians that current superannuation rates may not be sufficient to fund desired retirement lifestyles is also leading individuals and governments to focus on increasing the level of superannuation contributions.

In addition to the substantial increase in funds inflows as a result of superannuation contributions, growth in managed funds in Australia has been driven by:

•                  growth in the market value of the underlying investments and the high investment returns achieved from Australian equities (up until late 2007);

•                  growth in the size of the Australian workforce;

Independent Expert’s Report (continued)

•                  growth in investment platforms as the preferred vehicle for administration of underlying investments, giving retail investors the opportunity to access a broader range of investment products, which could not previously be directly accessed or could only be accessed at a higher management expense ratio;

•                  greater financial literacy among Australians, which in turn has led to a desire to have choice, flexibility and diversification in investments; and

•                  increasing investor interest in accessing offshore and non traditional investments, such as infrastructure trusts and hedge funds.

Despite the recent fall in value of managed funds, the RBA has forecast that funds under management will almost double to $2.5 trillion by 2015, representing average annual compound growth of approximately 10% per annum.

6.2  Structure

Over the last decade, the Australian wealth management sector has undergone significant structural change. Most notably:

•                  the wealth management value chain has “deconstructed” into several identifiable components including asset management, administration/servicing (including platforms) and distribution and marketing (including the provision of financial advice):

•                  the increasing role played by banks in the market through the acquisition of wealth management institutions;

•                  the growth of boutique asset managers to cater for an increasing trend towards specialist fund managers;

•                  the emergence of master trust and wrap platforms as the preferred vehicles for investment administration, offering customers greater choice and access to a greater range of fund managers; and

•                  increased regulation, which has made the Australian wealth management sector one of the most regulated in the world, affecting compliance, cost and fee structures.

Asset management

Asset management in Australia is characterised by a small number of large investment managers, some owned by international participants, domestic banks and life insurance companies, as well as a growing number of small to medium sized boutique asset managers (some of which have listed on the ASX). In recent years investment management has moved toward specialist managers for each asset class, reflecting an expectation that sector specific investment managers will achieve superior performance.

Consistent with the shift towards specialist managers, fund of fund products have become an increasingly popular investment option. Through a single fund, fund of fund products offer investors the opportunity to diversify across a range of specialist fund managers as well as asset classes. These products allow access to investment managers not generally available to smaller investors.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The key advantage of the fund of funds approach to investment management is the lower risk of fund underperformance as a result of the fund employing a range of investment managers with complementary investment styles. Fund underperformance represents the major risk to the revenue of individual fund managers.

Platform management and administration

Platforms, including master trusts and wrap accounts, are portfolio administration services designed to ease the administrative burden associated with the management of diversified investment portfolios. Platforms typically allow retail investors to invest in funds and other securities (including shares and other listed investments) across a range of asset classes and providers, and incorporate sophisticated reporting facilities to allow investors and their advisers to monitor investment performance and related taxation implications. They have become a major component of the wealth management sector in Australia as they provide administrative convenience and choice to retail investors. Investment inflows through platforms have rapidly overtaken other sources of funds inflow over the last few years. Platform funds are concentrated among the major industry participants, with the top ten platform providers holding in excess of 85% of funds under administration.

Platforms are expected to continue to capture a significant share of retail funds and an increasing number of corporate superannuation funds as these funds transfer to products administered through platforms. Many industry participants believe platforms will grow at rates in excess of the managed funds sector growth rate.

Financial advice and distribution

As an intermediary between retail investors and fund managers and administrators, financial advisers have a strong influence on the placement of funds into retail products and services. The demand for professional financial advice is expected to increase as individuals take an increased responsibility for funding their retirement.

The development of the financial advice and financial planning sector has been influenced by a number of factors, including:

•                  the introduction of compulsory superannuation;

•                  growing levels of disposable income;

•                  the growing complexity of legislation regulating the superannuation, investment and retirement markets;

•                  growing interest and financial literacy among Australians, particularly in the sharemarket; and

•                  the increasing range and complexity of investment product offerings.

It is estimated there are more than 15,000 financial advisers in Australia. Approximately 33% of financial advisers are licensed by dealer groups that are majority or fully owned by the major banks and St.George.

Financial advisers have been responsible for driving much of the flow of funds through platforms. Recent industry research indicates that on average, financial planners use three platforms. Service levels provided by platform operators are important to the success of financial planning businesses and are a key consideration in determining adviser choice of platform for administration of their clients’ investments.

Independent Expert’s Report (continued)

6.3  Participants

Over the last few years, strong industry growth has resulted in an increase in the number of participants in the Australian wealth management sector.

The sector can be classified as one with medium barriers to entry, with considerations such as the costs of establishing a fund, costs associated with compliance, employing competent staff, access to distribution through platforms and financial planners, advertising and developing a strong brand, limiting the number of sector participants. In addition, strong relationships with financial institutions in the wholesale markets can be highly advantageous.

The managed funds market is made up of retail funds, regular premium funds (life office) and wholesale funds. Retail funds make up approximately 40% of the total market. As at 31 March 2008, total retail funds under management was $541.7 billion. The top 10 companies (using the marketer(42) view) held approximately 76% of the total retail market:

Retail Managed Funds as at 31 March 2008

		FUMA	Market share
Rank	Company	(S billions)	(%)
1	CBA/Colonial	69.9	12.9
2	NAB/MLC	64.7	11.9
3	AMP	59.1	10.9
4	ING/ANZ	51.1	9.4
5	Macquarie	43.7	8.1
6	BT/Westpac	31.5	5.8
7	St.George(43)	30.9	5.7
8	AXA Australia	25.5	4.7
9	Aviva Group	18.8	3.5
10	AWM	15.3	2.8
Total (top 10)		410.6	75.8
Total retail market		541.7	100.0

Source: Plan for Life All Retail Managed Funds (Marketer View), March 2008

All of the major banks and St.George have involvement in the wealth management sector and have significant market shares across the retail components of the wealth management market.

6.4  Regulation

Growth in the wealth management sector has been accompanied by greater legislative controls, particularly in recent years.

A financial services licence is required to carry on a financial services business in Australia. ASIC oversees the financial services licensing regime, introduced by the Financial Services Reform Act 2001 (“FSRA”) which has been in place since March 2004. The objective of the FSRA was to bring the regulation of all financial services and products under one regulatory framework and increase the level of compliance and competency in the financial services industry.

Some entities (such as “regulated” superannuation funds, investment managers and insurance providers) are also supervised by APRA. Self managed superannuation funds are under the supervision of the Australian Taxation Office,

(42)         The funds under administration component of FUMA can be considered from the “marketer’s view”, which represents funds originated through the marketing efforts of the company or the “administrator’s view”, which represents funds administered through the company’s own marketed products as well as funds administered as a result of white label/badged arrangements entered into with other institutions and/or dealer groups. In considering the retail managed funds market, the marketer view is typically preferred when measuring the effectiveness of the organisation’s marketing efforts to end investors and their advisers, whereas the administrator view is typically preferred when measuring the scale of administration services offered.

(43)         St.George, through Asgard, had approximately $40.1 billion in FUA (Administrator View) as at 31 March 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENTL

Recent changes have included legislation that provides employees with a choice in their provider of superannuation services. This has resulted in increased demand for financial advice and increased demand for choice, flexibility and diversification in investments.

The Federal Government continues to refine financial services regulation. For example, on 30 May 2008, ASIC released a consultation paper seeking comment on regulatory steps and other options it might implement to assist consumers to get simple, cost effective advice about how to use their superannuation fund.

The increasing regulation of the financial services industry has required industry participants to make significant investment in training, systems, compliance and product documentation. Compliance costs continue to increase, placing pressure on the profitability of smaller participants.

6.5  Outlook

Australians are becoming increasingly aware of the need for long term financial planning and wealth creation. Together with an ageing population (most notably, the flood of baby boomers facing retirement), this awareness is expected to underpin growth in managed funds and future demand for financial advisory services and increase the influence of advisers on the placement of investment funds flows.

While short term growth is expected to be limited as volatility, negative investment performance and low investor confidence continue in the short term, the platform market is expected to return to strong growth in the medium to long term. Key drivers of future growth in the platform market include:

•      continued growth in compulsory superannuation contributions;

•      the administrative benefits and flexibility provided by platforms; and

•                  increasing demand for professional financial advice and the increasing preference of advisers for the use of platforms.

A small number of large institutions will most likely continue to dominate the platform market while the number of smaller providers is expected to contract. The minimum level of assets under administration required by platforms to generate a profitable return is expected to rise as a result of increasing compliance costs, technology demands and competition amongst industry participants.

Independent Expert’s Report (continued)

7      St.George’s Wealth Management Business

7.1  Overview

St.George’s wealth management business is a portfolio of businesses that provide products and services that look after the financial future of customers. The products and services offered by St.George’s wealth management business are discussed below.

Funds Administration

St.George’s funds administration business, Asgard, operates through Asgard Wealth Solutions Limited (“Asgard WS”). The Asgard platform provides clients with access to a range of investment, superannuation and retirement products including SuperLink (self managed superannuation), Corporate Super (employee superannuation), SMA-Funds (diversified funds of differing risk return profiles) and Elements, eWRAP, and Master Funds (super, pension, and non-super investments with various investment choices, fee structures, and minimum account balances). Asgard is also a leading provider of platform white labelling for third party institutions, including Mercer Pty Limited, Tower Australia Limited and AMP Limited (“AMP”), through its Institutional Business Services (“IBS”) business. Total funds under administration was approximately $40 billion (including approximately $7 billion of funds managed by Advance) as at 31 March 2008, with the IBS channel contributing the most funds under administration (“FUA”) and Securitor providing the highest year to date net flows:

Source: St.George

Investment Management

Advance and St.George Investment Services (“SGIS”) provide investment management services. Investment products are distributed under the “Advance” brand and asset allocation is performed by SGIS. SGIS is a fund of funds manager that offers 20 investment funds to the retail and wholesale markets. Its multi-blend fund products consist of diversified (e.g. growth, defensive) and sector (e.g. Australian smaller companies, international shares) funds, both of which invest in a number of third party investment funds. Its single manager sector funds (e.g. Australian geared equities, Asian equities) each invest in wholesale investment managers that demonstrate consistent first quartile performance or have a unique selling proposition. Advance had approximately $7.3 billion in FUM as at 31 March 2008, with funds administered on the Asgard platform contributing the majority of funds in force and year to date inflows:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Source: St.George

Dealer Group

Securitor is a dealer group owned by Asgard WS that provides financial planning services to both Securitor affiliated and licensee advisers (advisers not operating under the Securitor license). These services include training, education, and professional development, compliance processes, marketing support and its software platform AdviserNETgain, a system that integrates relationship management, market research, workflow and portfolio planning tools, together with back office processes. In addition, Securitor provides its affiliated financial advisers with a practicing licence, brand and professional indemnity insurance. There were approximately 440 Securitor and 430 licensee advisers as at 31 March 2008.

Margin Lending

St.George’s margin lending business consists of four products. The majority of margin lending business written is standard (traditional) and allows clients to borrow funds against their existing security investments subject to those securities being on an acceptable securities list. The Savings Gearing product allows clients to maintain a long term investment strategy via monthly investments with loan advances from borrowed funds or direct contributions. The Protected Plan product allows clients to protect their geared investment from losses so long as the investments continue to be held, interest payments are not defaulted and the loan is not terminated early. The Asset Access product allows clients to use a portion of their property asset equity as security for margin loans. Margin lending receivables were approximately $2.5 billion as at 31 March 2008, having fallen from over $3 billion at 30 September 2007 due to falling equities markets and resulting margin calls.

Online Share Trading

directshares is St.George’s online trading platform. Trading and execution is conducted by E*TRADE Australia Securities Limited. In addition to facilitating the trading of listed investment products (including shares, derivatives, and managed funds), directshares provides customers with market news, research and trading tools such as stock filters. directshares had approximately 44,000 accounts as at 30 April 2008.

Insurance

Through alliances with third party insurers, St.George distributes general (home, contents, motor, CTP, travel and business), consumer credit (non-life personal and credit card), and health insurance products to its customers. These insurance products are underwritten by CGU Insurance Limited, Swann Insurance Limited and BUPA Australia Health Pty Limited respectively. St.George Life Limited manufactures and distributes life risk products (death, trauma, TPD, and disability). On 4 August 2008, St.George announced that it had entered into a strategic alliance with AIG Life as part of its plan to accelerate the growth of its insurance business. The strategic

Independent Expert’s Report (continued)

alliance aims to substantially enhance St.George’s manufacturing and distribution capabilities. Under the terms of this alliance, AIG Life will ultimately become the issuer/manufacturer of individual life risk policies to be distributed through St.George Life. St.George Life will manufacture and issue consumer credit insurance, with all policy administration outsourced to AIG Life.

Private Clients

St.George’s Private Clients business provides highly personalised banking and financial management services through dedicated Private Bank Directors to high net worth clients. Services range from day to day banking and investment advice to risk management and estate planning.

Financial Planning

As at 31 March 2008, St.George employed approximately 130 salaried financial planners. These financial planners operate from St.George bank branches and are primarily located in New South Wales and South Australia. Fees are charged to clients on an upfront and ongoing basis based on the funds under advice.

Ascalon

St.George’s wealth management business also includes St.George’s 50% interest in Ascalon. Ascalon owns a portfolio of equity interests in boutique fund managers with specialist investment expertise that are seen to have the potential to become significant participants in the Australian funds management sector. Ascalon also offers support services to its investee boutique fund managers.

7.2  FUMA

The growth in St.George’s FUMA from September 2001 to 31 March 2008 is shown below:

Source: St.George

FUMA grew at a CAGR of 21.6% for the six years ended 30 September 2007 to reach $49.7 billion. This growth was driven by strong equities markets and supported by St.George’s investment in service delivery and distribution.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

In the six months ended 31 March 2008, FUMA declined by 11.8% to $43.9 billion as a result of the volatility in investment markets. Over the same period, the domestic equities markets (measured by the S&P/ASX 200 Accumulation Index) fell by 16.8%. The relatively better performance of St.George’s wealth management business was in part due to strong inflows of $4.1 billion in the six months ended 31 March 2008, an increase of 4.7% from $3.9 billion for the same period last year. This positive net inflow reflects continued investment in distribution and retention with an 11.4% growth in salaried financial planners and Securitor advisers, an 8.5% increase in licensee advisers and a 32% increase in Securitor adviser productivity over the 12 months ended 31 March 2008.

7.3  Market Position

St.George focuses on providing high level customer service as well as quality products. This focus on service has won Asgard top 5 positions in the Wealth Insights Service Level Awards over the past three years. Other recent industry awards include:

•      Asgard – Platform of the Year, Super (Financial Review 2006), Retail Portfolio Platform of the Year (Asset innovation awards 2006), Chant West 5-apple (star) rating (2008) and 2008 AFR Smart Investor Blue Ribbon Award for eWRAP Investment Platform;

•      margin lending – Best of the Best, Margin Lending (Money Magazine 2007 and 2006), Cannex 5-star rating (2007 for the tenth consecutive year) and 2008 AFR Smart Investor Margin Lender of the Year; and

•      AdviserNETgain – Best hybrid (Investment Trends 2006 and 2007).

The two largest businesses in St.George’s wealth management portfolio (Asgard and margin lending) are both in the top 5 of their respective markets.

Asgard was ranked fifth by total FUA as at 31 March 2008 and fourth in annual net flows for the 12 months ended 31 March 2008:

Source: Plan for Life Total Master Funds (Administrator View), March 2008

Asgard’s FUA market share was approximately 10% with annual net flows for the period increasing by 25% compared to previous period, and its net flows market share was 14%, an increase of 12% over the previous period.

This result reflects St.George’s strong distribution network. In addition to its wholly owned dealer group, Securitor, Asgard maintains preferred status with more of the top 10 dealer groups in Australia (including the largest, Professional Investment Services Pty Ltd), than any other platform. Asgard is also the second largest provider of white labelled funds administration services (behind BT WRAP) which gives the business further scale and improved margins.

Independent Expert’s Report (continued)

St.George management has estimated that it had the fifth largest margin lending business in Australia as at 30 September 2007. Its market position was assisted by the acquisition of HSBC Australia Limited’s (“HSBC”) $420 million margin lending portfolio in August 2006 and has also benefited from distribution leverage from the Asgard eWRAP product.

Securitor is the thirteenth largest dealer group in Australia by number of advisers and is above industry levels in both the growth of FUA (Securitor 4%, industry 0%) and annual net flow (Securitor 20%, industry 11%) for the 12 months ended 31 March 2008. This result was lead by advisor numbers growing at above market level (Securitor 9%, industry 7%) and a 32% increase in advisor productivity during the period from continued investment in AdviserNETgain.

7.4  Operating Performance

The operating performance of St.George’s wealth management business for the three years ended 30 September 2007 and the 12 months ended 31 March 2008 is summarised below:

St.George’s Wealth Management Business – Operating Performance ($ millions)

				12 months ended
	Year ended 30 September			31 March
	2005	2006	2007	2008
Net interest income	na	74	94	97
Managed funds fees(45)	223	254	296	297
Other income	na	25	16	17
Net operating income	315	353	406	411
Operating expenses	(172)	(178)	(195)	(201)
Loan impairment expense	1	(1)	(1)	(21)
Cash operating profit before tax	144	174	210	189
Statistics
Growth in net operating income	nc	12.1%	15.0%	9.0	%(44)
Growth in operating expenses	nc	3.5%	9.6%	5.8	%(44)
Growth in operating profit before tax	nc	20.8%	20.7%	1.6	%(44)
Average managed fund fees margin(45)	0.85%	0.77%	0.72%	0.73	%(44)
Cost to income ratio	54.6%	50.4%	48.0%	48.9	%(44)

Source: St.George and Grant Samuel analysis

The performance of St.George’s wealth management business excluding the impact of one off items (see Section 3.2) is summarised below:

St.George’s Wealth Management Business –  Underlying Operating Performance ($ millions)

				12 months
	Year ended 30 September			ended 31
	2005	2006	2007	March 2008
Underlying net operating income	307	345	406	411
Underlying cash operating profit before tax	136	166	210	189
Statistics
Growth in operating income	nc	12.4%	17.7%	9.0	%(44)
Growth in operating profit before tax	nc	22.1%	26.5%	1.6	%(44)
Underlying cost to income ratio	56.0%	51.6%	48.0%	48.9	%(44)

Source: St.George

(44)     Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

(45)     Managed fund income and average managed fund fees margin are for St.George group (and not just its wealth management business).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

St.George’s wealth management business has historically reported strong growth in revenue and earnings, despite intense competition that has pushed average fee margins down. The business has benefited from:

•      strategic acquisitions, such as the acquisition of HSBC’s margin lending portfolio in August 2006 (which was in part responsible for the 27.0% increase in net interest income in the year ended 30 September 2007);

•      strong investment markets;

•      expanded distribution channels and product innovation;

•      well established and maintained regulatory compliance standards; and

•      changes in the regulatory environment such as removal of the superannuation surcharge from July 2005 and the changes to the superannuation rules from July 2007 (in particular the transitional arrangement that allowed individuals to make personal undeducted contributions of up to $1 million between May 2006 and June 2007).

In the 12 months ended 31 March 2008, operating profit before tax increased by only 1.6% compared to growth rates in excess of 20% in the prior two years as a result of flat managed fee income and a substantial increase in loan impairment expense. The flat managed fee income was impacted by the negative and volatile performance of equities markets that reduced funds balances. The increase in loan impairment expense represented a specific provision of $20 million made in respect of a margin loan of $25 million secured by shares in Octaviar (whose shares have been suspended since 23 January 2008). Operating expenses increased by 5.8% over the 12 month period (compared to 9.6% in the year ended 30 September 2007), in part reflecting the outsourcing strategy commenced with IBM which has assisted and improved cost competitiveness and service delivery.

Asgard (including Securitor) contributes approximately 60% of the operating profit before tax of St.George’s wealth management business, followed by margin lending and Private Clients at approximately 11% each, Advance at approximately 10% and insurance the remaining 8% of operating profit before tax.

7.5  Outlook

As at 31 July 2008, St.George’s FUMA was $42 billion, having fallen 15.6% from the balance at 30 September 2007 and 4.4% from the balance at 31 March 2008. However, Asgard remains in the top four in terms of net fund flows.

St.George expects equities market volatility, negative investment performance and low investor confidence experienced in 2008 to continue into the 2009 financial year. This will cause slower growth in fund administration fees due to reduction in the market value of underlying investments and reduced investment inflow, especially in growth assets. Redemption rates for discretionary (i.e. non superannuation) investments are also expected to be higher in light of continued inflationary pressure. These factors are expected to put downward pressure on FUMA although superannuation contributions are expected provide a degree of resilience. However, in these market conditions St.George also expects an increased demand for quality financial advice, insurance and debt products.

St.George expects to continue to achieve above system growth in its wealth management business in line with its strategy of accelerated growth through:

•      continuing to grow aligned financial advisers in Securitor and licensee services;

•      its strategic alliance with AIG Life to rapidly grow the insurance business by leveraging off St.George’s extensive branch, platform and advisor distribution networks;

Independent Expert’s Report (continued)

•      investing in software infrastructure to facilitate doing business (including AdviserNETgain practice management and planning software and integration of broker software in margin lending) and continued product development (e.g. gearing in superannuation);

•      exploring further IBS strategic alliances for Asgard and increasing the product offering to include shares; and

•      leveraging growth opportunities in Private Clients through Institutional & Business Banking and the St.George branch network.

In the area of productivity and performance, the focus will be on increased roll out of workflow and imaging processes, reducing costs through increasing the level of electronic transactions and improving the performance of SGIS and Advance. In distribution, St.George intends to continue to grow the adviser network through strategic acquisitions and increase the number of salaried financial planners in branches to be in line with the industry average.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

8      Profile of Westpac

8.1  Background

The Bank of New South Wales commenced operations in Sydney in April 1817 and was the first bank established in Australia. In 1850 it became incorporated as a company under an Act of the New South Wales Parliament and expanded into Queensland and Victoria. In 1861 the bank commenced operations in New Zealand. By 1911, the Bank of New South Wales was represented in every Australian state as well as parts of the Pacific (New Zealand, Fiji and Papua New Guinea) and in London.

The bank’s first acquisitions were made in the late 1920’s, when its desire to grow and provide better service to customers saw it merge with both The Western Australian Bank (in 1927) and the Australian Bank of Commerce Limited (in 1931). In 1982, the Bank of New South Wales acquired the Victorian based Commercial Bank of Australia, adding 531 branches in Australia, 80 branches in New Zealand and one branch in each of London and New York as well as 83 agencies in Australia and New Zealand, consolidating its position as Australia’s largest bank. In October of the same year, the bank changed its name to Westpac Banking Corporation. Further acquisitions were made in the late 1990’s. Westpac acquired Challenge Bank Limited (“Challenge Bank”) in Western Australia (in 1995), Trust Bank of New Zealand (in 1996) and Bank of Melbourne Limited (“Bank of Melbourne”) in (in 1997). These acquisitions strengthened Westpac’s competitive position in these markets by combining local market focus with the strength of a national bank.

In 2002, the bank made a number of strategic acquisitions to give it additional product, distribution and scale capabilities in the higher growth wealth management market. These acquisitions included Rothschild Australia Asset Management, parts of the Australian and New Zealand business of the BT Financial Group and a 51% interest in Hastings Funds Management (Westpac subsequently acquired the remaining 49% in September 2005). Westpac also relinquished its New South Wales Act based incorporation, becoming a public company limited by shares under the Corporations Act in August 2002.

Following the collapse of the United States commercial paper market which severely impacted listed mortgage originator RAMS Home Loans Group Limited in January 2008, Westpac acquired the RAMS brand and franchise distribution business of 97 stores owned and operated by 55 franchisees. This acquisition provided a new distribution channel and an additional source of growth for Westpac’s retail banking operations.

In recent years, Westpac has followed a strategy of organic growth in its core markets of Australia, New Zealand and the Pacific region. Westpac is one of the top 10 companies listed on the ASX and the second largest of the four listed major banks with a market capitalisation of approximately $43.9 billion as at 15 September 2008. At 31 March 2008 it had total assets of $401.7 billion, 923 branches and approximately 29,000 staff.

8.2  Business Operations

Westpac’s operations are carried out through five business units. In addition to its business operations, it has a Group business unit that represents group items (such as earnings on surplus capital and accounting entries for certain intra-group transactions), treasury (which manages interest rate risk and funding requirements) and structured finance (which originates and executes large principal transactions on behalf of Westpac).

8.2.1       Australian Banking

Westpac’s Australian banking business is carried out through two business units:

•      Westpac Retail and Business Banking provides products and services to Westpac’s consumer, SME and commercial customers in Australia through a national network of branches, call centres, ATMs, internet banking services and specialised relationship managers (for SME and commercial customers). Westpac Retail and Business

Independent Expert’s Report (continued)

Banking also includes management of third party consumer product relationships (such as mortgage brokers), retail branch operations in Hong Kong and Singapore, the operation of the RAMS franchise distribution network and has responsibility for working capital and specialised trade solutions operations for all Westpac customers.

•      Westpac Institutional Bank provides financial services (including management of cash, funding, capital and market risk) to corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand through specialist industry teams. Customers are supported through branches and subsidiaries located in Australia, New Zealand, London, New York and Asia. From October 2007, Westpac Institutional Bank also manages an equity business (equity derivatives, margin lending, broking and private portfolio management) which was previously part of BT Financial Group.

8.2.2       Wealth Management

Westpac’s wealth management business is carried out through BT Financial Group. BT Financial Group designs, manufactures and distributes financial products including retail investments, personal and business superannuation, life and general insurance and client portfolio administration. BT Financial Group also provides financial planning advice and private banking products and services. As at 31 March 2008, BT Financial Group had FUM of $35.3 billion and FUA of $42.4 billion(46).

In October 2007, Westpac transferred its investment management business to a separate legal entity, BT Investment Management Limited (“BTIM”) and subsequently sold a 40% interest in BTIM through an initial public offering. At the time of the initial public offer in December 2007, BTIM was the eighth largest funds management business in Australia with FUM of approximately $42 billion.

8.2.3       International

New Zealand Banking

Westpac is one of New Zealand’s largest banking organisations and provides a full range of retail banking, business banking and wealth management products and services to New Zealand based customers. The wealth management business includes Westpac Life New Zealand and BT New Zealand. Westpac’s New Zealand Banking business is conducted through a New Zealand subsidiary, Westpac New Zealand Limited.

The New Zealand Institutional Bank operates wholesale banking and financial markets businesses in New Zealand. It is not part of the New Zealand Banking business unit, but is conducted through a New Zealand branch of Westpac and is included as part of Westpac Institutional Bank.

Pacific Banking

Pacific Banking provides banking services through branches, ATMs, telephone banking and internet banking channels for retail and business customers throughout the South Pacific (Fiji, Papua New Guinea, Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa).

(46)    These FUM and FUA figures do not eliminate interfunding between FUM and FUA.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

8.3  Financial Performance

The historical financial performance of Westpac for the three years ended 30 September 2007 and the 12 months ended 31 March 2008 is summarised below:

Westpac – Summarised Financial Performance(47) ($ millions)

					12 months ended
	Year ended 30 September				31 March
	2005(48)		2006(49)	2007	2008
Net interest income	5,233		5,668	6,313	6,690
Other income	3,318		3,456	3,773	3,966
Net operating income	8,551		9,124	10,086	10,656
Operating expenses	(4,147)		(4,295)	(4,543)	(4,723)
Loan impairment expense	(382)		(375)	(482)	(683)
Operating profit before tax	4,022		4,454	5,061	5,250
Income tax expense	(1,127)		(1,303)	(1,487)	(1,516)
Operating profit after tax	2,895		3,151	3,574	3,734
Minority interests	(112)		(54)	(67)	(66)
Cash net profit after tax(50)	2,783		3,097	3,507	3,668
Significant items (net of tax)	21		13	—	311
Treasury shares	(32)		(9)	(29)	5
Distributions on other equity investments	(49)		—	—	—
Trust Preferred Securities revaluations	(25)		(30)	(38)	13
Hedging and non trading derivatives (net of tax)	—		—	11	15
Net profit after tax attributable to ordinary shareholders	2,698		3,071	3,451	4,012
Statistics
Cash basic earnings per share (cents)	150.4		168.1	189.4	196.7
Cash diluted earnings per share (cents)	148.6		166.6	187.6	193.4
Dividends per share (cents)	100.0		116.0	131.0	138.0
Cash dividend payout ratio	66.5%		69.0%	69.2%	70.2%
Amount of dividend franked	100%		100%	100%	100%
Growth in total operating income	10.1	%(51)	6.7%	10.5%	12.8	%(52)
Growth in operating expenses	4.2%		3.6%	5.8%	7.6	%(52)
Cash cost to income ratio	48.5%		47.1%	45.0%	44.3%
Growth in cash net profit after tax	12.3%		11.3%	13.2%	11.8	%(52)
Growth in cash basic earnings per share	12.0%		11.8%	12.6%	10.4	%(52)

Source: Westpac and Grant Samuel analysis

Westpac has grown revenue and earnings strongly over the last five and a half years, generating a five and a half year CAGR to 31 March 2008(53) of 8.9% for net operating income, 5.9% for

(47)

Westpac adopted the Australian equivalent to international financial reporting standards (“AIFRS”) from 1 October 2005. The results for the year ended 30 September 2005 were also restated under AIFRS, except in relation to AASB 132 and AASB 139 (recognition, measurement, disclosure and presentation of financial instruments) and certain insurance contracts.

(48)

The financial performance for the year ended 30 September 2005 has been adjusted to exclude one off items (the credit card accrual error and Epic, which have been included in significant items) and conform the treatment of managed investment schemes to the treatment in subsequent years.

(49)	The financial performance for the year ended 30 September 2006 has been adjusted to exclude the credit card accrual error (which has been included in significant items).

(50)

Cash basis net profit excludes significant items, the impact of economic hedges relating to hybrid instruments classified as minority interests and unrealised profit/loss on the revaluation of hedges on future New Zealand earnings and excludes earnings from Westpac shares held by Westpac in managed funds and life businesses. In the year ended 30 September 2005 it also includes distributions on New Zealand Class shares as it was considered that these shareholders had the same rights as ordinary shareholders.

(51)	Growth calculations for the year ended 30 September 2005 have been calculated using financial information prepared on the basis of AGAAP.

(52)	Growth rates for the 12 months ended 31 March 2008 are calculated by comparing performance for the 12 months ended 31 March 2008 with performance for the 12 months ended 31 March 2007.

operating expenses, 11.0% for cash net profit after tax and 10.4% for earnings per share. Dividends have also increased strongly, with a five and a half year CAGR of 13.1%, assisted by an increase in the dividend payout ratio from around 62% to around 70%.

The apparent decline in growth in net operating income in the year ended 30 September 2006 results from a combination of factors, in particular, the prior year comparative reported results for the year ended 30 September 2005 not being restated for the impact of AASB 132 and AASB 139 (in relation to financial instruments) as these standards did not apply retrospectively. In addition, net operating income was affected by the impact of exchange rates on New Zealand earnings (although as a result of hedging of earnings, the impact is not significant at the earnings level).

The higher growth in operating expenses in the year ended 30 September 2007 was primarily the result of a 10% increase in salaries and other staff expenses reflecting an additional 794 full time equivalent employees (primarily high cost customer serving employees), increased customer volumes and performance related incentive payments. The increase in operating costs was more than matched by growth in revenue, with the cost to income ratio falling from 47.0% to 45.0% over the period.

Growth in net operating income increased in the 12 months ended 31 March 2008, despite the impact of the increase in wholesale borrowing costs, the decline in value of global and local investment markets and the difficult credit environment conditions (changes in funding availability, capital markets uncertainty and higher interest rates), which particularly impacted net operating income in the six months ended 31 March 2008. Growth in cash net profit after tax and cash earnings per share declined slightly in the 12 months ended 31 March 2008 but were still double digit (at 11.8% and 10.4% respectively). Loan impairment charges increased substantially reflecting both high asset growth and the impacts of a deterioration in the credit environment in both Australia and New Zealand. Net impaired loans as a percentage of net loan receivables increased from 0.10% as at 30 September 2006 and 2007 to 0.17% as at 31 March 2008. Total provisions to gross loan receivables remained steady at around 0.63%.

On a business unit basis, growth in cash operating profit for Westpac Institutional Bank declined significantly in the 12 months ended 31 March 2008 (to 5.0% compared to 21.0% in the year ended 30 September 2007). Although Westpac Institutional Bank’s net operating income grew strongly, its results were impacted by a substantial increase in loan impairment charges, most of which was in relation to provisions against a small number of individual names (including two corporate exposures migrated from the watchlist and one margin loan), one of which has been in active management for over 12 months. The results for this business unit were also impacted by the transfer of the equity business from BT Financial Group to Westpac Institutional Bank in the six months ended 31 March 2008. The equity business broke even in the six months ended 31 March 2008, with its earnings significantly impacted by equity market volatility and a single large impairment charge.

On the other hand, Westpac benefited from a substantial contribution from the Group business unit ($185 million in the 12 months ended 31 March 2008 compared to $63 million in the year ended 30 September 2007 and $55 million in the year ended 30 September 2006) primarily as a result of a reduction in tax provisions no longer required, R&D tax rebates, hedging of New Zealand retail earnings and an increased contribution from Treasury.

BT Financial Group also reported a decline in growth in operating profit after tax in the 12 months ended 31 March 2008 (of 9.3% compared to 23.0% in the year ended 30 September 2007), reflecting the negative impact of declines in investment markets and above normal insurance claims.

(53)     The financial information for the year ended 30 September 2002 that has been used in the calculation of the CAGRs was prepared on the basis of AGAAP and may be distorted by changes to reporting as a result of the adoption of AIFRS. Cash basis net profit in the year ended 30 September 2002 is before goodwill amortisation and significant items.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Significant items in the 12 months ended 31 March 2008 were a gain on the sale of Westpac’s investment in Visa Inc. ($205 million post tax) and a gain associated with the initial public offering of BTIM ($106 million post tax).

The contribution to profit by business segment and geographic region is shown below:

Source: Westpac

Approximately 88% of Westpac’s earnings are generated by its banking business (including the banking operations in New Zealand and the South Pacific) and more than 75% of its earnings are generated from its business operations in Australia.

8.4  Outlook for the 2008 Financial Year

On 8 August 2008, Westpac released a market update in relation to its performance for the year ending 30 September 2008. Westpac expects to generate cash net profit after tax growth of 6-8% in the year ending 30 September 2008 reflecting:

•      slowing loan volumes at the retail and institutional level in the third quarter, although Westpac has grown ahead of system (particularly in housing loans);

•      revenue growth of 8-9% with little change in net interest margins in the second half compared to the first half and for non interest income, a decline in wealth management earnings offset by growth in Westpac Institutional Bank and Treasury performance;

•      expense growth of 6-7%; and

•      an increase in stressed loans consistent with the economic cycle. There were no new impaired loans in the third quarter within Westpac Institutional Bank. Total impaired loans are at similar levels to the first half of 2008. Westpac expects higher collectively assessed provisions for the second half of 2008 as a result of growth in lending, a rise in delinquencies and an expected further increase in its economic overlay.

Cash net profit after tax growth of 6-8% translates to cash net profit after tax for the year ending 30 September 2008 of $3,717-3,788 million. This implies that Westpac expects to achieve cash net profit after tax for the six months ending 30 September 2008 of $1,878-1,949 million, an increase of 2.1-6.0% over cash net profit after tax for the six months ended 31 March 2008.

(54)         Business segment contribution is based on cash operating profit after tax for the 12 months ended 31 March 2008 and excludes the Group business unit.

(55)         Geographic region contribution is based on reported profit after tax for the year ended 30 September 2007.

Independent Expert’s Report (continued)

8.5  Financial Position

The financial position of Westpac as at 30 September 2007 and 31 March 2008 is summarised below:

Westpac – Summarised Financial Position ($ millions)

	As at
	30 September 2007	31 March 2008
Cash and liquid assets	2,243	4,109
Receivables due from other financial institutions	28,379	30,094
Financial assets at fair value	48,813	50,321
Loans and other receivables	272,545	294,676
Life insurance assets	15,456	13,407
Intangible assets(56)	2,989	3,071
Other assets	4,396	6,039
Total assets	374,821	401,717
Retail funding and other borrowings	(294,052)	(319,142)
Payables due to other financial institutions	(9,133)	(13,776)
Financial liabilities at fair value	(33,415)	(30,108)
Life insurance liabilities	(14,392)	(12,738)
Other liabilities	(5,998)	(6,876)
Total liabilities	(356,990)	(382,640)
Net assets	17,831	19,077
Equity attributable to minority interests(57)	(1,912)	(1,920)
Equity attributable to Westpac shareholders	15,919	17,157
Statistics
Shares on issue at period end (million)(58)	1,858.6	1,871.8
Net assets per ordinary share ($)	8.56	9.17
NTA per ordinary share ($)	6.96	7.53

Source: Westpac and Grant Samuel analysis

Total assets grew by 7.2% to $401.7 billion in the six months ended 31 March 2008. Loans and other receivables make up just under 75% of Westpac’s total assets. Liquid assets (represented by cash and liquid assets and receivables due from other financial institutions) increased by 11.7% in the six months ended 31 March 2008 to $34.2 billion, in light of more volatile credit markets. In addition, in February 2008, Westpac completed the first Australian “internal” securitisation under which $10.6 billion of Westpac originated prime residential mortgages were held on the balance sheet as securitised assets. The internal securitisation is eligible for repurchase agreements with the RBA, providing an additional source of liquidity (the actual discounted repurchase agreement value of the internal securitisation is $8.3 billion).

Mortgages represent approximately 54% of Westpac’s loan receivables and consumer loans make up a further 5%. The balance of loan receivables is split between business loans (24%) and corporate loans (17%).

Retail funding and other borrowings includes deposits, debt issues and loan capital and represent approximately 83% of total liabilities. Loan capital includes $595 million of 2004 Trust Preferred Securities (“2004 TPS”), which qualify as Tier 1 capital for capital adequacy purposes.

Net assets per share and NTA per share increased by 7.0% and 8.2% respectively in the six months ended 31 March 2008, reflecting the growth in net assets attributable to Westpac shareholders of

(56)         Westpac’s intangible assets are primarily goodwill and capitalised computer software costs, with goodwill representing 80% of the total.

(57)         Minority interests primarily represent 750,000 2003 Trust Preferred Securities (“2003 TPS”) of US$1,000 each ($1.1 billion net of issue costs) and 7.6 million 2006 Trust Preferred Securities (“2006 TPS”) of $100 each ($755 million net of issue costs) that have been issued by entities that are wholly owned or controlled by Westpac.

(58)         Shares on issue at period end are net of Treasury shares.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

7.8%, partially offset by the issue of an additional 13.2 million shares (0.7 million in relation to the Employee Share Plan and 12.5 million in relation to the DRP for the 2007 final dividend).

8.6  Funding Sources

The composition of Westpac’s funding mix as at 30 June 2008 is shown below:

Source: Westpac

As at 30 June 2008, 52% of Westpac’s funding requirement was provided by customer deposits with the balance provided by wholesale funding. Customer deposits includes wholesale funding in Treasury (including certificates of deposit). Excluding this wholesale funding, retail deposits contributed approximately 34% of Westpac’s total funding requirement. Westpac’s wholesale funding portfolio is balanced and diversified, with very little reliance on securitisation (in terms of the contribution to total funding).

At its market update on 8 August 2008, Westpac advised that it had completed its $25-30 billion funding requirement for the year ending 30 September 2008 and had commenced pre funding for the year ending 30 September 2009. As at 8 August 2008, Westpac had completed $32 billion of term funding, with an average duration of 2.9 years. Despite the more challenging funding environment, Westpac has been able to complete this funding without shortening its maturity profile. 46% of all new term debt issued in the six months ended 31 March 2008 had a maturity of three or more years. Westpac has also lengthened its short term funding profile from 71 days as at 31 September 2007 to 92 days as at 31 March 2008.

Westpac’s funding requirement for the year ending 30 September 2009 is expected to be in the range $20-25 billion (including all term debt refinancing), which is lower than the current year funding requirement, reflecting expectations of slower asset growth.

Westpac is rated by a number of ratings agencies. As at 15 September 2008, its long term issuer credit ratings were AA (Outlook Stable) (Standard & Poor’s), Aa1 (Outlook Stable) (Moody’s) and AA- (Rating Watch Positive) (Fitch).

Independent Expert’s Report (continued)

8.7  Capital Adequacy

The capital adequacy ratios for Westpac over the past three and a half years are set out below:

Westpac – Capital Adequacy ($ millions)

	As at 30 September			2007	As at 31 March 2008
	2005(59)	2006	2007	Pro forma	Reported Pro forma
	Basel I			Basel II
Total Tier 1 capital	12,228	13,318	14,933	13,519	13,792	14,742
Total Tier 2 capital	5,215	5,864	7,802	5,576	5,098	5,758
Total deductions from capital	(859)	(680)	(989)	—	—	—
Total qualifying capital	16,584	18,502	21,746	19,095	18,890	20,500
Risk weighted assets	170,369	193,417	228,077	168,480	186,963	191,987
Adjusted Common Equity	9,209	8,757	10,326	10,326	11,224	nc
Risk weighted capital adequacy ratio
Tier 1	7.2%	6.9%	6.5%	8.0%	7.4%	7.7%
Tier 2	3.1%	3.0%	3.4%	3.3%	2.7%	3.0%
Deductions	(0.5)%	(0.4)%	(0.4)%	—	—	—
Total capital ratio	9.7%	9.6%	9.5%	11.3%	10.1%	10.7%
Adjusted Common Equity Ratio	5.4%	4.6%	4.5%	6.1%	6.0%	nc

Source: Westpac

Westpac first reported under Basel II in its March 2008 half year results. The transition to Basel II led to a significant increase in capital ratios as a result of a 12% decline in qualifying capital combined with a 26% reduction in risk weighted assets.

As at 31 March 2008, Westpac’s Tier 1 capital ratio was well in excess of its target of 6.0-6.75% set under Basel I. Westpac is reviewing its target capital ranges in consultation with regulators and rating agencies and has not yet received confirmation of its prudential capital requirement under Basel II from APRA. However, given market volatility and the current environment, Westpac believes that it is appropriate to maintain higher capital adequacy ratios.

The pro forma ratios shown above include the impact of the issue of $660 million of subordinated debt in April 2008, the issue of $1,036 million of Westpac Stapled Preferred Securities (“Westpac SPS”) in July 2008 and the impact of accreditation of Interest Rate Risk in the banking book (as if they had taken place as at 31 March 2008). These subsequent events have resulted in Westpac having a pro forma Tier 1 capital ratio of 7.7% and a pro forma total capital ratio 10.7%.

Westpac’s ACE ratio of 6.0% compares favourably with its target ratio of 4.0-4.75% (set under Basel I).

8.8  Capital Structure and Ownership

8.8.1       Capital Structure

As at 15 September 2008, Westpac had the following securities on issue:

•       1,894,285,984 ordinary shares;

•      19,198,706 options over unissued ordinary shares and performance share rights (options with a nil exercise price);

•       10,362,670 Westpac SPS; and

(59)         Capital adequacy as at 30 September 2005 is based on financial information prepared in accordance with AGAAP. In all subsequent periods, capital adequacy is based on financial information prepared in accordance with AIFRS.

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•        10,000 unsecured, unsubordinated, redeemable convertible notes.

The options and performance share rights have been issued to the Westpac Chief Executive Officer and Westpac executives and senior management under various share plans and agreements. The options and performance share rights vest over varying periods subject to meeting certain performance hurdles and expire 10 years from the date of grant.

Westpac issued 10.4 million Westpac SPS at $100 each on 30 July 2008. Each Westpac SPS consists of a perpetual, unsecured, non cumulative subordinated note issued by Westpac New York branch, stapled to a preference share issued by Westpac. These securities qualify as Tier 1 capital for capital adequacy purposes. Distributions are paid, at the directors’ discretion, on these securities quarterly at a floating rate of the sum of 90 day BBSW plus a margin of 2.4%, adjusted for franking. Westpac may convert these securities into ordinary shares or transfer them to another party for their face value on 26 September 2013 subject to certain conditions being met. If certain conditions are not met, Westpac SPS may be redeemed for their face value, subject to APRA approval. Westpac SPS may be converted or redeemed early if a regulatory, tax or acquisition event occurs.

The unsecured, unsubordinated, redeemable convertible notes have been issued under Westpac’s Debt Issuance Programme. The notes have been issued to professional investors and are not listed on the ASX. They have an issue price of $100,000 per note and pay a floating rate of interest. The notes mature on the fifth anniversary of the issue date unless redeemed or converted prior to this date. Westpac may elect to convert the notes into ordinary shares on the maturity date, if certain termination events occur or on giving at least 30 business days’ notice to the noteholders.

8.8.2       Ownership

Westpac has more than 370,000 registered shareholders. The top twenty shareholders account for approximately 60% of the ordinary shares on issue and are principally institutional investors or nominee companies. Westpac has no substantial shareholders.

8.9  Share Price Performance

8.9.1       Share Price History

A discussion of Westpac’s share price performance is set out in Section 10.

8.9.2       Liquidity

Westpac is a liquid stock. Average weekly volume over the twelve months prior to the announcement of the Westpac Proposal represented approximately 1.8% of average shares on issue or annual turnover of around 95% of total average issued capital.

8.9.3       Relative Performance

Westpac is a member of various indices including the S&P/ASX 200 Index and the S&P/ASX Banks Index. As at 15 September 2008 its weighting in these indices was approximately 4.5% and 22.6% respectively.

A discussion of the relative performance of Westpac shares is set out in Section 10.

Independent Expert’s Report (continued)

9      Valuation of St.George

9.1 Summary

St.George has been valued in the range $17.5-20.0 billion which corresponds to a value of $30.62-35.02 per share (after adjusting for the incremental dividend). The valuation represents the estimated full underlying value of St.George assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect St.George shares to trade on the ASX in the absence of a takeover offer.

The value for St.George is the aggregate of the estimated market value of St.George’s business operations and other assets and non trading liabilities. The valuation is summarised below:

St.George - Valuation Summary ($ millions)

	Section	Valuation Range
	Reference	Low	High

Banking	9.4	15,400	17,600
Wealth Management	9.5	2,100	2,400
Value of business operations		17,500	20,000
Other assets and liabilities	9.6	26	35
Value of equity		17,526	20,035
Fully diluted shares on issue (millions)(60)		567	567
Value per share ($)		30.90	35.30
Incremental dividend per share ($)	9.7	(0.28)	(0.28)
Value per share adjusted for incremental dividend ($)		30.62	35.02

The valuation is before taking into account the final dividend for St.George shareholders for the year ending 30 September 2008 (which has been capped at 97 cents per share). Westpac’s share price is also cum its final dividend which is capped at 74 cents (reflecting the exchange ratio of 1.31). The increase in the St.George dividend to up to $1.25 provides St.George shareholders with additional value of at least 28 cents per share (depending on the extent to which the final dividend is less than 97 cents per share). Grant Samuel has made an adjustment to take into account the incremental dividend of 28 cents per share. This treatment enables comparison on an equal basis with the value of the consideration.

The value range is relatively wide, reflecting the significant uncertainty in estimating a value for St.George in the current environment:

•      the continuing global credit crisis is having a massive impact on bank funding costs in the short to medium (and possibly long) term. Investors are placing much more emphasis on pricing for risk, pushing up the credit margin paid by banks by a significant amount (particularly for longer term debt or for lower rated banks). However, these margins have been volatile and it is difficult to predict where they will settle although it is reasonably clear that funding margins will not fall back to the levels seen before the global credit crisis. In addition, as a lower rated bank (A+/Aa2) compared to the major banks, St.George faces an additional credit margin on wholesale funding which has also blown out since August 2007 and remains volatile with little sign of where it is likely to settle over the medium term. These factors make it very difficult to forecast net interest margins;

•      growth rates for housing, personal and business lending have been declining simultaneously, a situation not seen since the introduction of the GST in June 2000. Credit growth has been growing at well in excess of nominal GDP for over 20 years as more of the population has

(60)         Fully diluted shares on issue as at 15 September 2008 of 567,239,866 (low) and 567,485,742 (high) include St.George’s 566,529,267 issued ordinary shares and 710,599 (low) and 956,475 (high) St.George shares that would be issued if all in the money share options and vested awards were exercised.

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taken on ever increasing amounts of debt (in particular, to finance higher housing prices). As the economy slows, housing prices decline and the population starts to “deleverage”, credit growth rates are likely to continue to fall but the extent of that decline is very difficult to predict as is the length of the slowdown period. Despite the RBA cutting the official cash rate by 25 basis points on 2 September 2008, the timing and magnitude of any recovery is uncertain, particularly given the need to balance high inflation against a stalling economy;

•      equities markets, which impact net inflows and funds management fees earned by St.George’s wealth management business, have been volatile. Global and Australian equities markets have fallen considerably in the last 12 months and their recovery and the return of investor confidence will take time; and

•      volatile equities markets are also resulting in rapid changes in the value parameters (e.g. earnings multiples) that investors apply to banks and financial institutions.

As a result of these uncertainties, the valuation analysis should be treated with some caution. The combined effects mean that it is extremely difficult to make long term or even short term forecasts or value judgements with a high degree of precision. Relatively small changes in key assumptions could lead to material movements in value.

The valuation of the banking and wealth management businesses is considered in more detail in Section 9.4 (banking) and Section 9.5 (wealth management) of this report.

St.George’s business operations were valued using two methodologies:

•      discounted cash flow (“DCF”) analysis and

•      multiples of earnings (in particular, price earnings multiples) and multiples of NTA. Multiples of earnings before net interest and tax (“EBIT”) multiples were also considered in valuing St.George’s wealth management business.

The DCF analyses were based on financial models developed by Grant Samuel on the basis of the Strategic Plan prepared by St.George. The models use as their starting point the estimated balance sheet of St.George as at 30 September 2008 and project cash flows from 1 October 2008 to 30 September 2018. Separate models were developed for the banking and wealth management businesses.

The overall earnings multiples and NTA multiples implied by the valuation of St.George are summarised below:

St.George – Implied Overall Multiples

	Variable ($ millions)		Low	High
Multiple of cash net profit after tax
12 months ended 31 March 2008
- underlying	1,172	(61)	15.0	17.1
- cash	1,195	(61)	14.7	16.8
Year ending 30 September 2008 (cash, broker consensus(62))	1,312		13.4	15.3
Year ending 30 September 2009 (cash, broker consensus(62))	1,408		12.4	14.2
Year ending 30 September 2010 (cash, broker consensus(62))	1,500		11.7	13.4
Multiple of geared NTA
As at 31 March 2008	5,017		3.5	4.0

(61)         See the underlying financial performance table in Section 3.2 for the calculation of these earnings figures.

(62)         See Appendix E for details of the calculation of broker consensus forecasts.

Independent Expert’s Report (continued)

While St.George has provided guidance statements about cash earnings per share, it has not released specific forecasts of net earnings or business unit profits for the year ending 30 September 2008 or beyond. Accordingly, the implied prospective multiples set out above are based on broker consensus forecasts (see Appendix E for details). These forecasts are sufficiently close to St.George’s forecast for the year ending 30 September 2008 and its budgets for the years ending 30 September 2009 and 2010 to be useful for analytical purposes.

Grant Samuel believes that the overall multiples implied by the valuation are reasonable in light of the uncertainties outlined above and having regard to:

•      the market evidence as to the multiples at which peer group listed companies trade and the multiples implied by acquisitions of other companies in the banking and wealth management sectors;

•      the attributes of St.George’s business operations, in particular, the strategic attractiveness of St.George to an acquirer:

•      as the largest non major bank (and significantly larger than any of the other regional banks);

•      providing a one off opportunity for a major bank to consolidate its market position, particularly in light of the Federal Government’s “four pillars” policy; and

•      with one of the largest wealth management platforms in Australia.

The overall multiples shown above represent a blend of St.George’s banking and wealth management businesses (although wealth management represents only 10-12% of earnings); and

•      the level of synergies available to acquirers of St.George. Takeover premiums are typically in the range 20-35% depending on the individual circumstances of a transaction. Synergies available to acquirers such as cost savings through merging operations are normally a significant factor in justifying an acquirer’s ability to pay a meaningful premium over market prices. In the case of St.George, there are substantial synergies available to a number of acquirers. Operating synergies have been reflected in the valuations of both the banking business and the wealth management business.

9.2 Methodology

9.2.1       Overview

Grant Samuel’s valuation of St.George has been estimated by aggregating the estimated market value of its business operations together with the estimated realisable value of non trading assets and deducting estimated non trading liabilities as at 30 September 2008. The value of the business operations has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of St.George is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in St.George could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount of 15-25% to the underlying value of the company as a whole (but this discount does not always apply).

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•        capitalisation of earnings or cash flows;

•        discounting of projected cash flows;

•        industry rules of thumb; and

•        estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

9.2.2       Discounted Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including banking and finance and resources, and for the valuation of start up projects where earnings during the first few years can be negative but it is also widely used in the valuation of established industrial businesses. DCF valuations involve calculating the NPV of projected cash flows. This methodology is able to explicitly capture the effect of a turnaround in the business, the ramp up to maturity or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management, if available. The discount rate is also not an observable number and must be inferred from other data (usually only historical). None of this data is particularly reliable so estimates of the discount rate necessarily involve a substantial element of judgement. In addition, even where cash flow forecasts are available, given the inherent uncertainty regarding the future performance of the business, the models can only include explicit assumptions for the early years modelled. Subsequent years are effectively an extension of the early years’ assumptions or incorporate assumptions regarding the likely trends affecting the business. Furthermore, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a “de facto” cash flow capitalisation valuation). The NPV is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, DCF valuations are commonly used in valuing banking businesses and play a useful role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made.

However, in the case of St.George, Board approved longer term forecasts of cash flows are not available. Grant Samuel has prepared DCF models for St.George’s business operations. The DCF models calculate the value of income available to be distributed to shareholders as dividends after the retention of earnings to service the capital adequacy requirements of the business. The models incorporate assumptions that Grant Samuel believes to be reasonable. However, the models do not constitute a forecast or projection by Grant Samuel of the future performance of St.George’s business operations. Grant Samuel provides no assurance or warranty that the future performance of the businesses will be consistent with the assumptions adopted in the models.

9.2.3       Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with

Independent Expert’s Report (continued)

a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including earnings before net interest, tax, depreciation and amortisation (“EBITDA”), EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used for the purpose of valuing banking and insurance businesses where interest income is an integral part of the business and earnings before interest is not meaningful. EBITDA and EBIT multiples are commonly used in valuing whole businesses for acquisition purposes where interest income and expense is not part of the underlying business. These measures are appropriate for the valuation of wealth management businesses.

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

•         economic factors (e.g. economic growth, inflation, interest rates) affecting the markets in which the company operates;

•         strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;

•         rationalisation or synergy benefits available to the acquirer;

•         the structural and regulatory framework;

•         investment and sharemarket conditions at the time; and

•         the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies and it is necessary to adjust for this factor. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a “premium for control” to allow for the premium which is normally paid to obtain control through a takeover offer. This premium is typically in the range 20-35%.

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average premium of 20-35% without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

Acquisitions of listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic growth, inflation, interest rates) and market structures and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

In determining a value for St.George’s business operations, Grant Samuel has had regard to the price earnings multiples implied by the valuation range for the individual businesses and to the price earnings multiples implied by the valuation range for the company as a whole, compared to the price earnings multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses. EBIT multiples have also been considered in relation to St.George’s wealth management business.

Grant Samuel also reviewed the NTA multiples implied by the valuation of St.George and by the valuation of its banking business as a further cross check of the valuation conclusions. NTA multiples are more meaningful in the banking and finance industry than for other businesses because the net assets of banking and finance businesses are generally effectively represented by income generating assets and (for capital adequacy reasons) are correlated with the overall size of the businesses. NTA multiples are accordingly an indicator of the productivity of a banking or insurance business relative to the shareholders’ funds employed to support the business.

9.2.4       Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a “cross check” of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. Grant Samuel is not aware of any commonly used rules of thumb that would be appropriate to value St.George’s banking business. Multiples of FUMA are commonly used as a cross check in the valuation of wealth management businesses. However, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

9.2.5       Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in St.George’s case.

However, as a capital based business, banking can also be analysed by reference to net assets. While less relevant than earnings multiples or cash flows it can play a role as a “sanity check” (see Section 9.2.3 above).

Independent Expert’s Report (continued)

9.3  Treatment of Business Operations

St.George has two main business operations, banking and wealth management.

The banking business is made up of three separate businesses, Retail Banking, Institutional & Business Banking and BankSA. The banking businesses have been valued as a single integrated business because:

•      all banks have both retail and business banking activities (although the extent of each might vary). Therefore all of the multiples implied by the trading prices of the comparable companies and the prices paid in transactions represent a blend of retail and business (including corporate and institutional) banking activities. There are no comparable companies or transactions that operate in only one part of the market and to split the business into its separate components would involve further judgements that Grant Samuel does not believe are justified or necessary; and

•      they are funded as a single business.

The different growth rates applicable to retail and business banking have been explicitly taken into account in the DCF analysis and are implicitly reflected in the implied multiples.

The valuation of the banking business includes a value attributable to St.George’s wholly owned lenders mortgage insurance business, SGIA. SGIA has not been valued separately. While it is arguable that a different discount rate or multiple might apply to a mortgage insurer, any variation in value would be immaterial in the context of the overall valuation of St.George. In addition, SGIA has changed its investment profile to effectively be predominantly cash and fixed interest securities rather than equities. This lowers the risk of, and the return generated by, the business and also reduces its volatility.

The wealth management business is a portfolio of businesses that can be grouped as follows:

•      funds administration, management and advice (Asgard, Advance, SGIS, Securitor and financial planning), representing approximately 70% of earnings;

•      margin lending and Private Clients, representing approximately 22% of earnings; and

•      other (directshares and insurance), representing approximately 8% of earnings.

All of these businesses are essentially fee based services except for margin lending and Private Clients. This is particularly the case following the recent announcement to outsource the manufacture of insurance to AIG Life and for St.George to focus on the distribution of insurance products.

Margin lending and Private Clients are capital based businesses and fit better with St.George’s banking business from a valuation perspective as capital is required to support their growth. Therefore, the margin lending and Private Clients businesses have been included as part of St.George’s banking business for the purposes of the valuation. The remaining wealth management businesses have been valued as a single business.

As a result of the reallocation of the margin lending and Private Clients businesses from St. George’s wealth management business to it banking business, the earnings figures on which the implied valuation multiples have been calculated differ from those shown in Sections 5.7 and 7.4 of this report. A reconciliation of the earnings figures is set out below:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

St.George – Reconciliation of Earnings for Valuation Purposes ($ millions)

	Year ended		12 months ended
	30 September 2007		31 March 2008
	Underlying	Cash	Underlying	Cash
Banking
Net profit before tax (see Section 5.7)	1,439	1,494	1,537	1,537
plus: margin lending and Private Clients net profit before tax	58	58	39	39
Adjusted banking net profit before tax	1,497	1,552	1,576	1,576
Tax expense(63)	(453)	(469)	(477)	(456)
Minority interests and preference dividends	(29)	(29)	(31)	(31)
Adjusted banking cash net profit after tax	1,015	1,054	1,068	1,089
Wealth Management
EBIT(64) (see Section 7.4)	210	210	189	189
less: margin lending and Private Clients EBIT	(58)	(58)	(39)	(39)
Adjusted wealth management EBIT	152	152	150	150
Tax expense(63)	(46)	(46)	(46)	(44)
Adjusted wealth management net profit after tax	106	106	104	106
Group net profit after tax (see Section 3.2)	1,121	1,160	1,172	1,195

Source: St.George and Grant Samuel analysis

9.4    Banking Business

9.4.1       Overview

A value of $15.4-17.6 billion has been attributed to St.George’s banking business. This valuation range is an overall judgement having regard to:

•      estimates of present values of future free cash flows from St.George’s banking business on a stand alone basis (based on a dividend discount model (“DDM”)) under a number of scenarios using a range of different assumptions plus an allocation of potential net cost savings and other synergy benefits that could be available to acquirers of St.George’s banking business. The components of value under this approach are summarised below:

St.George’s Banking Business – Valuation Summary ($ billions)

	Section	Value Range
	Reference	Low	High
Stand alone value	9.4.2	13.4	15.3
Allocation of value attributed to operational synergies	9.4.3	2.0	2.3
Value attributed to banking business		15.4	17.6

•      the multiples of earnings and NTA implied by the acquisition prices of transactions involving banking businesses and the trading prices of listed Australian banking companies.

The primary focus was on the dividend discount analysis and multiples of net profit after tax. The value ranges selected are judgements derived through an iterative process. The objective is to determine a value that is both consistent with the market evidence as to multiples and fits with the output of the DCF analysis in terms of the various scenarios and

(63)         Tax expense has been calculated by applying a corporate tax rate of 30.0% (underlying) and 30.2% (cash) for the year ended 30 September 2007 and 30.1% (underlying) and 29.0% (cash) for the 12 months ended 31 March 2008. These are the actual effective tax rates that applied in each of these periods.

(64)         EBIT is equivalent to operating profit before tax.

their likelihood. Multiples of NTA, while relevant in a capital based business such as banking, were given much less emphasis.

9.4.2       Dividend Discount Analysis – Stand Alone Banking Business

Grant Samuel has prepared a high level dividend discount analysis of St.George’s banking business. This analysis has been used to estimate a stand alone value for St.George’s banking business excluding a premium for control.

The DDM calculates future distributable post tax profits adjusted for the bank’s earnings retention requirements for capital adequacy purposes. The DDM uses the Strategic Plan (through to the year ending 30 September 2011) as a starting point for constructing a model. The model was extended for a further seven years.

Given the uncertain market environment, the Strategic Plan was prepared on the basis of two scenarios for St.George’s banking business:

•      a scenario under which there is access to funding to support balance sheet growth and the additional costs of funding can be passed through to customers with minimal impact on volume; and

•      a scenario under which access to funding is constrained for all financial institutions.

St.George has adopted a “target” level of performance that lies within these two scenarios for the purpose of preparing its budget for the year ending 30 September 2009.

A further scenario under which there is no access to funding was qualitatively addressed in the Strategic Plan.

While St.George has considered a number of scenarios in its Strategic Plan, it has not developed a detailed, integrated and flexible model for its banking business. As a result, Grant Samuel’s model is necessarily a high level analysis based on summarised data and intended to demonstrate the effect on value of variances in several key revenue and cost drivers. A banking business is an inherently complex business, with its performance depending on a large number of variables such as volume growth and net interest margins. In addition, various simplifying assumptions have been applied to create the model and it is not possible to fully capture the possible effects of changes in one assumption on all other variables.

While the outcomes need to be treated with some caution, Grant Samuel considers that the analysis does provide some insight into value.

The main features of the model are:

•      the model runs from 1 October 2008 to 30 September 2018;

•      the model incorporates year by year assumptions for the years ending 30 September 2009 to 2011, and is based on long term assumptions and trends for the remaining periods;

•      separate growth rate assumptions are made for St.George’s housing lending, other personal lending and business lending portfolios;

•      banking net interest income is based on projected net interest margins;

•      banking non interest income is based on a projected percentage of net interest income;

•      operating costs have been separated into fixed and variable components, with the fixed element projected to grow at 5% per year (a blended rate reflecting the impact of general and wages inflation) and the variable component increasing in line with

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

growth in net receivables. This approach explicitly takes into account the impact of asset growth on the cost to income ratio;

•      loan impairment expenses and provisions are based on an assumed level of impaired assets relative to total risk weighted assets;

•      a corporate tax rate of 30% is assumed;

•      the model assumes that capital adequacy levels (including an appropriate buffer) are maintained through maximising the amount of residual Tier 1 capital (at 25% of net Tier 1 capital), lower Tier 2 capital (at 50% of net Tier 1 capital) and total Tier 2 capital (at 100% of net Tier 1 capital) with the balance provided by retained earnings. The model also assumes that capital requirements (on an individual and collective basis) will not be materially different under Basel II than under Basel I;

•      the calculated future dividends are discounted to a present value using discount rates of 11-12%, representing the estimated cost of equity for the banking business. The rationale for selection of this discount rate is set out in Appendix A; and

•      the model incorporates a terminal value based on calculated dividends for the year ending 30 September 2018 and incorporating a terminal growth rate of 5%.

The valuation parameters adopted and the associated calculations of future earnings and dividends do not represent forecasts or projections by Grant Samuel and Grant Samuel does not provide any assurance or warranty that they will be achieved. The valuation parameters and the associated future earnings and dividends are merely assumptions adopted for the purposes of the valuation. The model’s assumptions have been determined by Grant Samuel. The assumptions may differ from the assumptions and expectations of St.George management as to the future performance of St.George’s banking business.

In the current environment, forecasts of operational assumptions over the next 12-18 months are highly uncertain and subject to factors outside the control of St.George. Assumptions up to ten years into the future are even more uncertain. There is significant scope for differences in opinion on key assumptions (e.g. asset growth rates and net interest margins). Accordingly, Grant Samuel has analysed a number of scenarios, each of which assumes that the forecast for the year ending 30 September 2008 will be achieved. The assumptions underlying each scenario have been made by Grant Samuel with reference to the Strategic Plan and following discussions with St.George management.

A description of each scenario is outlined in the table below:

St.George’s Banking Business - Summary of DDM Scenarios

Scenario	Description

Scenario A	Scenario A represents as closely as possible a “base case” (i.e. the set of forecasts judged most likely to occur). The key assumptions in this scenario include:

	•	continued slowing of the economy but with a “soft” landing during the year ending 30 September 2010 and a subsequent recovery;

	•	slowing asset growth, but continued market share gains, particularly in other personal lending and commercial lending until target market share is reached, then reverting to long term system growth;

•

funding remains an issue for all banks, but is available to support required asset growth although at a higher cost resulting in steady, albeit declining margin compression. Securitisation markets are assumed to reopen gradually, with securitisation reaching 11% of total housing loan funding in the medium term;

	•	credit quality remains under pressure in the near term with increasing loan impairment expenses, provisions and write offs in the initial years before reverting to long term average levels; and

•

cost savings are achieved over the next three years consistent with the expectations of St.George management, resulting in an overall decline in the cost to income ratio to 34.6% by the year ending 30 September 2018.

Independent Expert’s Report (continued)

St.George’s Banking Business - Summary of DDM Scenarios

Scenario	Description

Scenario B

Scenario B differs from Scenario A in that it assumes that the economic environment improves and credit markets stabilise and recover in the short term. This assumption is predicated on a scenario where:

	•	asset growth is strong (including immediate market share gains in Queensland, Victoria and Western Australia and in middle market commercial lending);

•

funding constraints are removed and historical funding conditions return (including immediate reopening of securitisation markets) which allows wholesale borrowings to increase each year in line with targeted asset growth; and

	•	credit quality holds and improves.

Scenario C

Scenario C represents a situation where there is a sharper and longer decline in the economy and dislocation in credit markets intensifies. If this scenario eventuated, it would require all banks to reassess their strategies and respond accordingly. In this scenario the following assumptions are made for the initial three years:

	•	the overall cost of credit increases (particularly for longer term debt) and high funding costs are sustained. Securitisation markets are assumed to remain effectively closed;

	•	asset growth is weak and St.George loses market share as a result of passing higher funding costs on to customers (and despite this, net interest margins also decline); and

	•	credit quality deteriorates.

The cost base is reduced to take account of these changed circumstances.

Scenario D

Scenario D represents the case where access to funding is constrained to a greater extent and for a longer period than contemplated under Scenario A. The major differences between this scenario and Scenario A are:

	•	increased impairment provisions in response to economic conditions; and

	•	slower improvement in funding markets, resulting in a higher cost of funding and lower net interest margins in the initial years.

More detailed lists of the key assumptions underlying each scenario are set out in Appendix B.

The output of the dividend discount analysis is summarised below:

St.George’s Banking Business – Dividend Discount Analysis ($ billions)

Discount rate	12.0%	11.0%
Scenario A	13.4	15.6
Scenario B	15.1	17.7
Scenario C	11.5	13.3
Scenario D	12.7	14.8

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The range of NPVs produced by the scenarios is significantly wider than the value range Grant Samuel has placed on St.George’s banking business on a stand alone basis of $13.4-15.3 billion. Grant Samuel’s range lies towards the upper portion of values produced by the dividend discount analysis, spanning the values produced by Scenarios A and D. Grant Samuel has considered the outcome of all of the scenarios in determining its stand alone value range for St.George’s banking business. However, it should be noted that:

•      it is extremely unlikely that the economy and credit markets will improve significantly in the short term as envisaged in Scenario B. Most analysts are expecting the economy to reach a “soft landing” over the next 12-18 months before a recovery commences. There is also no indication that the volatility in, and widening of, margins in credit markets will subside in the short term. Some market commentators have indicated that they expect the impact of the global credit crisis will take 12-24 months to work its way through the Australian credit markets; and

•      in the event of Scenario C, the NPV impact on an acquirer would be less than for a stand alone St.George as an acquirer would not face the same level of incremental costs or constraints.

Grant Samuel believes that the values produced by the dividend discount analysis generally support a broad range of values for St.George’s banking business on a stand alone basis of $13.4-15.3 billion.

The dividend discount analysis provides an indication of the stand alone value for the core banking business but does not capture any potential cost reductions or synergies that may be available to an acquirer of the business (and therefore generate a premium for control). The value of these operational synergies is addressed in Section 9.4.3 below.

In addition, Grant Samuel has undertaken a sensitivity analysis based on Scenario A. This analysis examines the sensitivity of this scenario to global changes in key variables (from the year ending 30 September 2012 onwards):

•      lending growth rates in each key asset class (housing, other personal and commercial) are 20% higher or lower each year;

•      net interest margins are 5 basis points higher or lower each year;

•      the percentage of costs that are variable costs is 10% higher or lower each year;

•      impairment expense/total risk weighted assets is 2 basis points higher or lower each year; and

•      target Tier 1 capital is 15 basis points higher or lower each year.

The output of the sensitivity analysis is summarised below:

A significant component of the total present value calculated by the model is attributable to the terminal value. This value is highly dependent on the assumed growth rate of dividends in perpetuity. The scenarios above assume perpetual growth in dividends of 5%.

Grant Samuel has tested the sensitivity of the calculated value under Scenario A to changes in the terminal growth rate assumption:

St.George’s Banking Business – Terminal Value Sensitivity ($ billions)

Discount rate	12.0%	11.0%
3% terminal growth	11.8	13.3
4% terminal growth	12.5	14.3
5% terminal growth	13.4	15.6
6% terminal growth	14.6	17.5
7% terminal growth	16.4	20.3

As discussed above, NPVs from DCF analyses are subject to significant limitations and should always be treated with considerable caution. The NPVs show a relatively wide range across the different scenarios, highlighting the sensitivity to relatively small changes in assumptions. In particular, the analysis shows extremely high sensitivity to net interest margins but these are not capable of prediction with any confidence. A relatively wide range of reasonably credible scenarios for the future performance of the business can be developed.

9.4.3       Operational Synergies

To the extent that synergies are unique to a particular acquirer, it is normal valuation practice to exclude such synergies in determining fair value (although they can sometimes be “paid away” by the acquirer to the target entity depending on relative bargaining power).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

However, it is normal valuation practice to allow for synergies where they are achievable by more than one party. In this case, there are a number of potential acquirers of St.George that could achieve synergies through merging their operations with those of St.George.

The nature and extent of such benefits vary from party to party and depend on the operating model adopted by the acquirer. The history of Australian regional bank and building society acquisitions by larger banks indicates cost savings broadly in the range of 20-40% of the target company’s cost base. In the case of St George, the available operating cost savings are likely to be at the lower end of this range, reflecting the fact that the business already operates at a cost to income ratio superior to that of the major Australian banks.

Westpac has provided the following information in relation to cost synergies:

•      pre tax cost savings equivalent to 20-25% of St.George’s cost base by the year ending 30 September 2011;

•      funding synergies from a lower cost of wholesale funding for the merged group; and

•      revenue attrition from loss of customers at less than 5% of St.George’s revenue.

Westpac has also allowed for integration and transition costs (including transaction costs, restructuring costs, stamp duty and technology) of $700 million over two years.

Higher cost savings may be possible, but in the case of Westpac are limited by the operating model adopted of retaining the St.George brand and distribution channels for its consumer and business banking operations (i.e. no cost savings from removing duplication in branches) with separate management and chief executive officers (“CEOs”). However, this should be offset by loss of fewer customers and lower revenue attrition.

On the other hand, it is arguable that Westpac may be able to generate greater operational synergies than its peers, because, for example, the head offices of both Westpac and St.George are located in Sydney and because of the Westpac CEO’s intimate knowledge of St.George’s business operations (although this should reduce integration risk). However, based on the operational synergies achieved in other comparable bank acquisitions, Grant Samuel believes that the parameters set out above should be achievable by most acquirers of St.George and that it is reasonable to use the Westpac parameters as a proxy for generic synergies.

Grant Samuel has estimated an indicative value of $2.3-2.7 billion for the potential synergy benefits that may be available to acquirers of St.George. This value has been based on a DCF analysis. The main features of this analysis are:

•      pre tax cost savings of 22.5% of St.George’s cost base for the three years ending 30 September 2011. This represents the mid point of the 20-25% range provided by Westpac. These cost savings are assumed to be achieved progressively over the three year period (so that 100% is achieved in the year ending 30 September 2011);

•      funding synergies of $130 million by the year ending 30 September 2011. This is consistent with brokers’ estimates of this saving at approximately 20 basis points for wholesale term funding or $ 120-140 million per annum by 2011. Funding synergies are assumed to be achieved progressively over the three year period as St.George’s wholesale term funding matures;

•      revenue attrition of 2.5% of St.George’s revenue base in each year;

•      implementation costs of $700 million associated with achieving these synergies are assumed to be incurred equally in the years ending 30 September 2009 and 2010;

•      a corporate tax rate of 30%;

Independent Expert’s Report (continued)

•      the calculated future cash flows have been discounted to a present value using discount rates of 11.1-12.1%, representing a weighted average of the estimated cost of equity for St.George’s banking business of 11-12% and its wealth management business of 12.5-13.5%; and

•      the model incorporates a terminal value based on the net after tax cash flow for the year ending 30 September 2011 and a terminal growth rate of 5.2%, representing a weighted average of the estimated terminal growth rate for St.George’s banking business of 5% and its wealth management business of 7%.

The value attributed to cost savings of $2.3-2.7 billion is 80% of the result obtained from the DCF analysis of $2.8-3.4 billion. This discount reflects:

•      the execution risk associated with achieving the operating synergies; and

•      the fact that acquirers do not generally “pay away” 100% of operating synergies to the target shareholders.

While this approach is simplistic, it is considered appropriate to make some allowance for the above factors.

The value of $2.3-2.7 billion attributed to cost savings is an estimate only, and will not be available to every potential acquirer of St.George. The amount of cost savings achieved will depend on factors such as the acquirer’s existing administrative infrastructure and support services and the extent of any overlap in markets and products between the businesses.

The operational synergies reflect synergies attributable to the banking business and the wealth management businesses. No information has been made public on the cost savings expected in each business. Grant Samuel has allocated approximately 13-15% or $300-400 million of the value of the operational synergies to the wealth management business. This is slightly above the contribution of the wealth management business to the overall stand alone value of St.George (at approximately 12%) but this is considered reasonable given the relatively higher level of cost savings that would be expected to be generated from this business. This leaves $2.0-2.3 billion attributable to the banking business. Based on discussions with and information provided by Westpac, Grant Samuel believes that this allocation is reasonable.

9.4.4       Earnings Multiple Analysis

Summary of Implied Multiples

The valuation of St.George’s banking business of $15.4-17.6 billion implies the following multiples:

St.George’s Banking Business – Implied Multiples

	Variable ($ million)		Low	High
Multiple of net profit after tax
12 months ended 31 March 2008
- adjusted, underlying	1,068	(65)	14.4	16.5
- adjusted, cash	1,089	(65)	14.1	16.2
Multiple of geared NTA
As at 31 March 2008	4,932	(66)	3.1	3.6

(65)         See the table in Section 9.3 for the source of these earnings figures.

(66)         Banking business NTA is calculated as banking net assets of $2,781 million less estimated intangible assets of $996 million less minority interests of $6 million less SAINTS and SPS of $493 million plus other assets of $226 million and plus margin lending and Private Clients net assets of $3,420 million.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Grant Samuel has also considered the implied multiples of earnings for St.George’s banking business based on the forecast for the year ending 30 September 2008 and the budgets for the years ending 30 September 2009 and 2010. At the request of St.George, Grant Samuel has not disclosed the multiples of forecast and budgeted earnings implied by the valuation of St.George’s banking business.

Interpretation of Multiples

Earnings multiples are normally benchmarked against two primary sets of reference points:

•      the multiples implied by the share prices of listed peer group companies; and

•      the multiples implied by the prices paid in acquisitions of other companies in the same industry sector.

In interpreting and evaluating such data it is necessary to recognise that:

•      multiples based on listed company share prices do not include a premium for control and are therefore often (but not always) less than multiples that would apply to acquisitions of similar companies;

•      acquisition multiples from comparable transactions are therefore usually seen as a better guide when valuing 100% of a business but the data tends to be less transparent and information on forecast earnings is often unavailable or based on brokers’ forecasts;

•      the analysis will give a range of outcomes from which averages or medians can be determined but it is not appropriate to simply apply such measures to the company being valued. The most important part of valuation is to evaluate the attributes of the specific company being valued and to distinguish it from its peers so as to form a judgement as to where on the spectrum it appropriately belongs;

•      acquisition multiples are based on the target’s earnings but the price normally reflects the fact that there are synergies available to the acquirer (at least if the acquirer is a “trade buyer” with existing businesses in the same or a related industry sector). If the target company earnings were adjusted for these synergies, the effective multiple paid by the acquirer would be lower than that calculated on the target’s earnings; and

•      acquisition multiples are a product of the economic and other circumstances at the time of the transaction.

Transaction Evidence

Details of acquisitions of banking businesses in recent years are set out in Appendix C. The multiples vary widely and may be affected by issues such as:

•      non banking income sources (for example, CBA’s acquisition of Colonial Limited (“Colonial”), which had significant non bank operations representing more than 70% of earnings and St.George’s acquisition of Advance Bank, which had a funds management operation);

•      the sale process. Higher multiples may be paid where there is more than one potential acquirer competing for a business. For example, St.George made offers to acquire both Challenge Bank (which was ultimately acquired by Westpac) and Metway Bank Limited (“Metway”) (which was ultimately merged with Suncorp and QIDC). In contrast, the BankWest acquisition by Bank of Scotland plc (“Bank of Scotland”) was essentially restricted to foreign banks and domestic banks domiciled in Western Australia, which would have limited the number of potential acquirers; and

Independent Expert’s Report (continued)

•      synergies and cost savings available to the acquirer (as well as expected customer and portfolio attrition). Acquisitions can be classified as either “in market” (where the target’s business is in the same market as the acquirers as was the case in St.George’s acquisition of Advance Bank) or “cross market” (where the target’s business is in different markets such as Bank of Scotland’s acquisition of BankWest). Higher multiples may be able to be justified for “in market” transactions as greater synergies should be available as a result of the significant overlap in distribution networks.

In addition, the credit, economic and sharemarket environment at the time of each transaction needs to be considered when interpreting the multiples. In effect each transaction has to be calibrated against the prevailing conditions. In this regard, the banking sector experienced a significant downturn during the early to mid 1990’s, and the subsequent recovery period from mid to late 1990’s was marked by industry consolidation and the privatisation of several government owned banking businesses. Forward price earnings multiples for the listed major banks fell to as low as 6-7 times in 1994, compared to levels of around 10-12 times by 1996 and 12-14 times from 1997 through to mid 2007. The implied multiples from transactions such as the acquisition of BankSA by Advance Bank, the acquisition of Challenge Bank by Westpac and the acquisition of BankWest by Bank of Scotland reflect, in part, the lower valuation levels prevalent in the banking sector during the early 1990’s.

From 1996 onwards the forecast price earnings multiples implied by transactions rose quite strongly, generally to more than 14 times (with the exception of the National Bank of New Zealand and Advance Bank acquisitions) reflecting the more buoyant economic conditions of the past decade and strongly rising equities markets.

In contrast, the environment today is far more subdued and the short term growth outlook is particularly weak. Credit growth is expected to slow substantially, net interest margins are under pressure from higher funding margins (with a continuing flow through effect over the next 2-3 years) and there is increased risk of deteriorating asset quality. Reflecting this outlook, the major banks are now trading at an average forward price earnings multiple of around 10 times (within a range of 8-12 times), levels not seen since the mid to late 1990’s. These changes appear to be cyclical rather than structural but it is nevertheless necessary to take account of them. Accordingly, the current environment suggests that appropriate acquisition multiples are now below the historical benchmarks of the last 10 years (subject to the overriding impact of the specific attributes of the target entity).

The multiples observed from the transactions involving non bank lending institutions are generally higher than for the banks. This possibly reflects the greater quantum of synergies expected to be generated from these transactions (generally 40-50% of the target’s cost base), in particular for “in market” acquisitions (such as Wide Bay’s acquisition of Mackay Permanent and Bank of Queensland’s acquisition of Pioneer Permanent Building Society Limited). Given these differences, the non bank transaction multiples are considered to be less relevant in valuing St.George’s banking business than the bank transactions.

On the basis of the above, the following transactions are not regarded as comparable in attributing a value to St.George’s banking business:

•      the acquisitions of BankWest (by Bank of Scotland) and BankSA as the particular circumstances of these acquisitions resulted in reasonably low implied multiples; and

•      CBA’s acquisition of Colonial as a result of its significant non bank activities.

Grant Samuel has also excluded ANZ’s acquisition of National Bank of New Zealand from the core comparable transactions on the basis that this transaction, despite being the result of a competitive process involving Westpac and ANZ, implies relatively low multiples that are inconsistent with the multiples implied by the other core comparable transactions.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The remaining comparable transactions have taken place at:

•      historical multiples in the range 13.1-18.0 times net profit after tax;

•      forecast multiples in the range 11.3-16.6 times net profit after tax; and

•      NTA multiples in the range 1.1-3.1 times.

The multiples at the top end of the range are the multiples implied by the merger of Adelaide Bank and Bendigo Bank. Although this transaction is the most recent evidence of what an acquirer of a bank might be willing to pay, it took place in an environment when banks were trading on a median forward price earnings multiple of around 13 times (compared to around 10 times currently).

Sharemarket Evidence

The valuation of St.George’s banking business has been considered in the context of the current sharemarket ratings of listed Australian major and regional banks. Listed bank multiples are relevant in so far as acquisitions are generally priced relative to listed multiples at the time of the transaction (not least because they determine the earnings dilution impact of any scrip bid).

The detailed sharemarket evidence is set out in Appendix D. While none of these companies is precisely comparable to St. George’s banking business, the sharemarket data does provide an overall framework in which to assess the valuation of St.George’s banking business.

The trading multiples show that:

•      major banks are trading at multiples of 8.3-12.0 times last twelve months cash net profit after tax, 9.5-11.9 times forecast 2008 cash profit after tax and 8.0-11.8 times forecast 2009 cash net profit after tax; and

•      regional banks are trading at multiples of 14.7-18.7 times last twelve months cash net profit after tax, 14.7-15.4 times forecast 2008 cash net profit after tax and 10.8-12.4 times forecast 2009 cash net profit after tax.

In reviewing this analysis it should be noted that:

•      the multiples reflect the prices at which non controlling portfolio interests trade on the ASX and do not incorporate a premium for control;

•      the four major banks are much larger than St.George’s banking business and in each case include significant other trading activities including wealth management, general and life insurance and proportionately greater involvement in corporate and institutional lending, foreign exchange activities and offshore operations. In particular, all of the major banks have varying degrees of exposure to the higher growth wealth management sector, which would result in higher trading multiples than would be expected for a stand alone bank. The regional banks are also of varying size and each has a unique business profile and regional focus. For these reasons, caution should be used when inferring evidence as to the value of St.George’s banking business from the trading multiples presented;

•      since the announcements by NAB and ANZ of increased provisions affecting performance in the year ending 30 September 2008, the trading multiples of the major banks have moved into two distinct ranges:

•      CBA and Westpac, which are perceived to be the better managed and better performing banks, corresponding to greater market confidence and higher

Independent Expert’s Report (continued)

trading multiples in the range 11.9-12.0 times last twelve months cash net profit after tax, 11.7-11.9 times forecast 2008 cash net profit after tax and 11.3-11.8 times forecast 2009 cash net profit after tax; and

•      NAB and ANZ, which have been downgraded following their announcements, trading in the range 8.3-9.3 times last twelve months cash net profit after tax, 9.5-10.9 times forecast 2008 cash net profit after tax (the higher multiples reflecting the impact of the additional provisions) and 8.0-9.0 times forecast 2009 cash net profit after tax.

CBA and Westpac are trading at a premium of approximately 20-40% to NAB and ANZ; and

•      regional banks have historically traded at higher multiples than the major banks. Reasons for this may include:

•      relatively higher lending portfolio growth rates over the last five years (in part as a result of expanding geographically from their core home states);

•      strong growth from business lending (in particular in the SME sector) in recent years. Although this growth has been relatively insignificant in market share terms, it has had an impact on overall asset growth achieved by the regional banks given their relatively low starting points;

•      benefit from the customer backlash against branch closures and lower service levels by the major banks since the late 1990’s. Although the major banks have subsequently improved service levels, the service advantage still lies in favour of the regional banks, as evidenced by their superior customer satisfaction ratings; and

•      a market perception that there is a greater likelihood of consolidation among the regional banks than among major banks (particularly given the Federal Government’s four pillars policy).

Nevertheless, as at 15 September 2008, Bendigo and Adelaide’s multiples have fallen to be more in line with the (upper end) multiples of the major banks, possibly reflecting the announcement of weaker than expected earnings for the year ended 30 June 2008 on 11 August 2008.

Analysis and Commentary

In forming a view on an appropriate value for St.George’s banking business, Grant Samuel has taken into account the following positive factors:

•      the strategic value of St.George’s market share, particularly in New South Wales where it has approximately 14.7% of the residential loans market. For any of the major banks, the acquisition of St.George would not only boost their market share significantly, it would deprive the other major banks of the opportunity to do so (as there are no alternative comparable acquisitions). In other words, it represents an almost unique opportunity to change market positioning;

•      differentiated growth options from the major banks as a result of:

•      interstate expansion. St.George is still relatively small in the fast growing states of Western Australia and Queensland and is building a track record of sustained high growth in these states; and

•      its focus on high growth middle market business lending. This niche market has grown strongly in recent years and St.George has generated approximately twice system growth in this market;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•      higher customer satisfaction ratings than the major banks. There is particular opportunity in retail banking to increase the number of products per customer (which is well below the level of the major banks);

•      historical strength on cost control and its lower, market leading cost to income ratio. The cost to income ratio is expected to continue to decline as a result of the business optimisation program. However, as St.George is already an efficiently run banking operation it has less potential to significantly reduce its cost to income ratio over time (in contrast to the major banks);

•      lower risk portfolio than the major banks. St.George has no exposure to the high risk structured credit products that have resulted in major write downs for NAB and to a lesser extent, ANZ in recent months. Its assets are well secured, with an average loan to valuation ratio on residential loans of less than 40%. 90% of middle market receivables are secured (with 80% secured by the underlying property). St.George also has a lower exposure to corporate and institutional lending compared to the major banks. Any significant potential specific exposures not already provided for (such as Allco and Centro) are, at worst, likely to be one off events rather than indicative of systemic issues and immaterial to the overall valuation; and

•      domestic focus with no offshore exposure. This contrasts to the exposure of all of the major banks to international banking markets. These exposures are predominantly in the United Kingdom and New Zealand, both of which have struggling economies.

On the other hand, there are also factors that would tend to constrain the appropriate multiples for St George’s banking business:

•      the impact of current market conditions such as slowing credit growth, increased costs of funding and the impact of a deteriorating economy on impaired assets and debt write offs will affect the short to medium term earnings growth prospects for all banks and St.George will not be immune from this. This is reflected in the sharp decline in the price earnings multiples of all Australian banks since November 2007 to the point where they are now lower than at any time in the last 10 years. Most of the comparable transactions occurred in much more favourable circumstances and, accordingly, lower multiples are now appropriate;

•      compared to the major banks, St.George has a proportionately larger exposure to the slower growing New South Wales market which could impact lending growth if relative weakness in the New South Wales economy continues. St.George’s greater proportion of residential mortgages compared to its peers could also impact earnings growth in the event of a further downturn in the New South Wales housing market;

•      St.George is potentially more vulnerable than the major banks to a property cycle downturn with over 50% of its commercial loan book exposed to the property industry; and

•      it has a relatively lower capital position compared to the major banks which may be considered to be a disadvantage given the current environment.

Another issue influencing the multiple would be the extent of synergy benefits potentially available to an acquirer. Grant Samuel’s analysis of earlier bank transactions shows some relationship between the extent of savings expected and the multiple or the control premium but the relationship was not unambiguous. Nevertheless, synergies are likely to be a contributing factor to the multiple. Compared to other earlier transactions, St.George has a number of specific but offsetting factors:

•      St.George’s A+ credit rating compared to the AA ratings of the major banks results in a higher cost for wholesale funding. Following the widening of single A versus double A credit spreads, which was not a major factor in any of the earlier transactions, there is now a greater degree of funding margin savings; and

Independent Expert’s Report (continued)

•      lower scope to save operating costs because of:

•      St.George’s existing high levels of efficiency; and

•      the likely need to adopt a business model that limits cost efficiencies (but minimises customer attrition).

The net effect of these factors is not clear but Grant Samuel does not believe the extent of synergies would be materially less than in other “in market” transactions.

In Grant Samuel’s opinion, the multiples implied by the value attributed to St.George’s banking business are reasonable relative to the evidence. The multiples implied by the valuation of St.George’s banking business are compared to the core comparable transactions in the charts below:

Source: Grant Samual analysis (Appendix C)

The multiples of historical net profit after tax in the range 14.1-16.2 times (cash) and 14.4-16.5 times (underlying) are towards the high end of the range, but consistent with transactions such as Metway’s merger with Suncorp and QIDC, Bank of Melbourne’s acquisition by Westpac and HBOS’s acquisition of the remaining 43% interest in BankWest. St.George would generally warrant a higher multiple than these banks but this needs to be offset by the much more subdued outlook and generally lower ratings of banks today. Current trading multiples will inevitably impact the prices that acquirers are willing to pay for assets as they reflect current market sentiment and the outlook for banking businesses. The implied multiples are below those paid in the merger of Adelaide Bank with Bendigo Bank although this is considered appropriate given the higher bank trading multiple environment in which the Adelaide Bank merger with Bendigo Bank took place. At the time of the merger, the major banks were trading on a median price earnings ratio of 13 times, compared to 10 times today.

The forecast multiples for the year ending 30 September 2009 implied by Grant Samuel’s valuation of St.George’s banking business are not able to be published but are within the range of 11.3-16.6 times forecast net profit after tax for the core comparable transactions. Excluding the Adelaide Bank merger with Bendigo Bank, the forecast multiples are approximately in the middle of the relevant range. To provide further insight the following

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

chart shows the implied forecast 2009 multiples for St.George group(67) (of which the banking business represents more than 85%) relative to the core comparable transactions:

Source: Grant Samuel analysis (Appendix C)

The multiples implied by Grant Samuel’s valuation of St.George are well above the historical trading multiples of core comparable listed companies and also above the forecast trading multiples of core comparable listed companies, reflecting the premium for control implicit in the valuation:

Source: Grant Samuel analysis (Appendix D)

While the margin over historical NAB and ANZ price earnings multiples is very high, the multiples implied by the value range for St.George are 19-38% higher than the median of the historical price earnings multiples of CBA and Westpac. This is broadly consistent

(67)         Based on broker consensus forecasts (see Section 9.1 and Appendix E).

Independent Expert’s Report (continued)

with premiums for control typically seen in bank takeovers. Grant Samuel has also considered the implied multiples of forecast 2009 net profit after tax for the banking business with the 2009 trading multiples for listed banks. The relationship is substantially the same as the historical multiples. The following chart shows the implied forecast multiples based on St.George group earnings(68):

It should be noted that all of the major banks have established wealth management businesses. Wealth management is a higher growth business than banking and this would result in the trading multiples for the listed banks being higher than the trading multiples for a stand alone bank. The wealth management businesses of CBA and Westpac in particular make a significant contribution to net profit after tax (in the order of 12-15%).

Grant Samuel has also considered the NTA multiples implied by the valuation of St.George’s banking business. Capitalisation of NTA is a relatively crude valuation measure as it does not take into account the earnings potential of the business being acquired. However, it is widely accepted within the banking sector as a valid measure for assessing bank transactions, particularly as banks are capital based businesses. It has the merit of being easy to calculate and is to some degree objective. Unless the return on equity achieved by the bank involved is unusually high or low it has validity as a valuation parameter. The implied NTA multiple at 3.1-3.6 times is high. Comparable transactions have generally taken place at 1.7-2.7 times NTA and as high as 3.1 times NTA for Adelaide Bank’s merger with Bendigo Bank. The high multiple is considered appropriate given:

•      St.George generates a relatively high return on equity, slightly below the return on equity generated by Westpac but above that achieved by the other major banks; and

•      all of the transactions other than Adelaide Bank’s merger with Bendigo Bank took place under AGAAP. The NTA of banks fell on the introduction of AIFRS (primarily as a result of reclassification of securities previously treated as equity to debt). As shown in the table on page 113, the trading NTA multiples of the major banks (other than NAB) increased from 3 times to 4 times in the period from June to September 2005 (when AIFRS was introduced) and stayed at these levels until the impact of the global credit crisis saw them fall to around 3 times (excluding NAB and CBA) but

(68)         Based on broker consensus forecasts (see Section 9.1 and Appendix E).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

still above pre AIFRS levels. Accordingly, it would be expected that transactions post the introduction of AIFRS would take place at higher multiples of NTA.

9.5  Wealth Management Business

9.5.1     Overview

A value of $2.1-2.4 billion has been attributed to St.George’s wealth management business. This valuation range is an overall judgement having regard to:

•      estimates of the NPV of cash flows in a number of scenarios using a range of different assumptions for St.George’s wealth management business on a stand alone basis and an allocation of potential net cost savings and other synergy benefits that could be available to potential acquirers of St.George’s wealth management business. The components of value under this approach are summarised below:

St.George’s Wealth Management Business – Valuation Summary ($ billions)

	Section	Value Range
	Reference	Low	High
Stand alone value	9.5.2	1.8	2.0
Allocation of value attributed to operational synergies	9.4.3	0.3	0.4
Value attributed to wealth management business		2.1	2.4

•      the multiples of EBIT, earnings and FUMA implied by the acquisition prices of recent transactions involving wealth management companies or businesses and the trading prices of listed Australian wealth management companies.

The primary focus was on the DCF analysis and multiples of EBIT and net profit after tax. The value ranges selected are judgements derived through an iterative process. The objective is to determine a value that is both consistent with the market evidence as to multiples and fits with the output of the DCF analysis in terms of the various scenarios and their likelihood. Multiples of FUMA, while often used as a benchmark, were given much less emphasis.

9.5.2       Discounted Cash Flow Analysis – Stand Alone Wealth Management Business

Grant Samuel has prepared a high level DCF analysis of St.George’s wealth management business. This analysis has been used to estimate a stand alone value for St.George’s wealth management business excluding a premium for control.

The DCF model uses the Strategic Plan (through to the year ending 30 September 2011) as a starting point for constructing a model. The model was extended for a further seven years.

While the Strategic Plan incorporates various scenarios, it is a plan for St.George’s business as a whole and the focus of the scenarios is St.George’s banking business. The Strategic Plan is essentially a single scenario plan for St.George’s wealth management business (although it does consider very briefly a scenario of slower growth in the 2009 financial year). There is no detailed, integrated and flexible model covering the wealth management business that has been developed by St.George. Accordingly, Grant Samuel’s model is a high level analysis based on summarised data. Some flexibility has been incorporated, primarily in relation to the funds management and administration business, so that key income drivers can be varied but the outcomes need to be treated with some caution as there are necessarily various simplifying assumptions that have been applied to create the model and it is not possible to fully capture the possible effects of changes in one assumption on other variables (i.e. changes in assumptions are largely considered in isolation). In addition:

Independent Expert’s Report (continued)

•      some of the assumptions are difficult to predict with any degree of reliability and are beyond the control of management. For example, there is scope for differences of opinion on key assumptions such as the recovery of and levels of returns from equities markets; and

•      the Strategic Plan only projects the wealth management business down to the direct contribution level and assumptions have had to be made about the allocation of head office costs to the wealth management business.

The model also assumes no changes to regulation significantly impacting the volume of net inflows (such as the “Simple Super” changes that resulted in a spike in net inflows in June 2007).

Nevertheless, Grant Samuel considers that the analysis does provide some insight into value.

The main features of the model are:

•      the model runs from 1 October 2008 to 30 September 2018;

•      the model incorporates year by year assumptions for the years ending 30 September 2009 to 2011 and is based on long term assumptions and trends for the remaining periods;

•      investment returns are projected at a fixed percentage of equity market returns based on historical experience;

•      inflows and outflows of funds are separately modelled for Asgard and Advance. Margins are applied to average FUMA balances to derive managed funds fee income;

•      other income is primarily from the insurance and directshares businesses and (after the Strategic Plan period) is assumed to grow at a fixed rate per year. The earnings from the insurance business incorporate the impact of the recently announced accelerated insurance growth strategy (through the strategic alliance with AIG Life);

•      net interest income is projected to grow at a fixed rate based on historical growth;

•      operating costs have been separated into fixed and variable components, with the fixed element projected to grow at 5% per year (a blended rate reflecting the impact of general and wages inflation) and the variable component increasing on the basis of growth in FUMA;

•      maintenance capital expenditure is assumed to grow at inflation. An allowance has been made for a major overhaul of the information technology system during the term of the cash flows (on the basis that a major overhaul is required once every 10 years). An allowance has been made in calculating the terminal value to reflect the impact of future overhauls on net cash flows. New capital expenditure is assumed to be depreciated on a straight line basis over five years;

•      a corporate tax rate of 30% is assumed;

•      the calculated geared after tax cash flows are discounted to a present value using discount rates of 12.5-13.5%, representing the estimated cost of equity for the wealth management business. The rationale for selection of this discount rate is set out in Appendix A; and

•      the model incorporates a terminal value based on calculated geared after tax cash flow for the year ending 30 September 2018 and incorporating a terminal growth rate of 7%.

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The valuation parameters adopted and the associated calculations of future earnings do not represent forecasts or projections by Grant Samuel and Grant Samuel does not provide any assurance or warranty that they will be achieved. The valuation parameters and the associated future earnings are merely assumptions adopted for the purposes of the valuation. The model’s assumptions have been determined by Grant Samuel. The assumptions may differ from the assumptions and expectations of St.George management as to the future performance of St.George’s wealth management business.

In view of the uncertainties surrounding the key drivers of the value of St.George’s wealth management business, Grant Samuel has considered a number of alternative scenarios rather than a single base case centred on the Strategic Plan:

St.George’s Wealth Management Business - Summary of DCF Scenarios

Scenario	Description

Scenario A

Scenario A represents as closely as possible a “base case” (i.e. the set of forecasts judged most likely to occur). It assumes mildly volatile equities markets in the short term, with a corresponding negative impact on net inflows. The key assumptions in this scenario include:

• flat equities markets in the 2009 financial year, followed by a growth spike in the 2010 financial year before gradually returning to long term average returns;

•      slight negative growth in inflows in the 2009 financial year (albeit not as severe as in the 2008 financial year), followed by strong growth in the 2010 financial year before reverting to long term average inflow growth;

•      managed fund fee margins continue to decline due to the changing product mix (growth in lower margin products such as Elements and eWrap outpacing growth in higher margin products such as master fund and corporate superannuation) and “bracket creep” (tiered pricing structures that charge lower fees on higher FUMA balances); and

• an overall decline in the cost to income ratio from 59.7% to 56.6% by the year ending 30 September 2018.

Scenario B

Scenario B differs from Scenario A in that it assumes the equities markets recover quickly in the short term, investor confidence is restored and growth in inflows rebounds strongly in the 2009 to 2011 financial years before returning to long term average levels in the 2012 financial year. This assumption is predicated on a scenario where:

• company earnings improve in the short term (i.e. the cost of debt falls and the economy improves); and

• inflation is brought back to target levels, allowing interest rates to fall which has a positive impact on economic growth and household spending.

Scenario C

Scenario C represents the situation where markets continue to fall in the short term (albeit at less severe levels than that experienced in the 2008 financial year) and volatility persists, reducing the level of inflows.

More detailed lists of the key assumptions underlying each scenario are set out in Appendix B.

The output of the DCF analysis is summarised below:

St.George’s Wealth Management Business – DCF Analysis ($ billions)

Discount rate	13.5%	12.5%
Scenario A	1.7	2.1
Scenario B	2.3	2.8
Scenario C	1.4	1.7

Independent Expert’s Report (continued)

The range of NPVs produced by the scenarios is significantly wider than the value range Grant Samuel has placed on St.George’s wealth management business of $1.8-2.0 billion. Grant Samuel’s range lies marginally within the lower portion of values produced by the DCF analysis and within the values produced by Scenario A. Grant Samuel has considered the outcome of all of the scenarios in determining its value range for St.George’s wealth management business. However, it should be noted that:

•      the assumption of an immediate rebound in equities markets in Scenario B is considered to be optimistic. Despite the recent fall in oil prices from record highs and the RBA cutting the cash rate by 25 basis points in September 2008, general market conditions still indicate depressed growth for the near future. There is no clear sign that short term inflation and cost pressures will ease as commodity prices remain high driven by strong demand from China (coupled with constrained supply) and debt funding remains expensive and difficult to access; and

•      the downside reflected in Scenario C is relatively more likely, based on the economic outlook and historical experience. In the nine Australian bear markets since 1960, the time taken to reach the market low from the high has been between one and two years, suggesting the current downturn could persist into 2010. With recovery, the same data suggests the time to reach the new market high following the low is generally between three and four years, implying it could take until 2013 for the market to return to the peak of 2007.

This is reflected in the value of $1.8-2.0 billion attributed to St.George’s wealth management business on a stand alone basis (i.e. relatively closer to Scenario C than Scenario B).

Notwithstanding these uncertainties, Grant Samuel believes that the values produced by the DCF analysis generally support a broad range of values for St.George’s wealth management business of $1.8-2.0 billion on a stand alone basis (i.e. before taking into account any potential cost reductions or synergies that may be available to an acquirer of the business and paid to the target entity as a premium for control).

In addition, Grant Samuel has undertaken a sensitivity analysis based on Scenario A. This analysis examines the sensitivity of this scenario to global changes in key variables:

•      long term net inflows are 5% higher or lower each year;

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•      investment returns are 5% higher or lower each year;

•      a one off inflow or redemption of $500 million in 2009;

•      managed funds fee margins are 2 basis points higher or lower each year; and

•      operating expenses are 10% higher or lower each year.

The output of the sensitivity analysis is summarised below:

A significant component of the total present value calculated by the model is attributable to the terminal value. This value is highly dependent on the assumed growth rate of geared after tax cash flows in perpetuity. The base case assumes perpetual growth in geared after tax cash flows of 7%.

Grant Samuel has tested the sensitivity of the calculated value to changes in the terminal growth rate assumption:

St.George’s Wealth Management Business – Terminal Value Sensitivity ($ billions)

Discount rate	13.5%	12.5%
5% terminal growth	1.3	1.5
6% terminal growth	1.5	1.7
% terminal growth	1.7	2.1
8% terminal growth	2.1	2.7
9% terminal growth	2.7	3.6

The NPVs show a relatively wide range across the different scenarios, highlighting the sensitivity to relatively small changes in assumptions. In particular, the analysis shows very high sensitivity to equities markets growth, managed funds inflows and long term managed funds fee margins and none of these is capable of prediction with any confidence. A relatively wide range of reasonably credible scenarios for the future performance of the business can be developed.

The DCF analysis provides an indication of the stand alone value for the wealth management business but does not capture any potential cost reductions or synergies that may be available to an acquirer of the business (i.e. the premium for control). The value of

Independent Expert’s Report (continued)

these operational synergies is addressed in Section 9.4.3 and operating synergies of $300-400 million have been allocated to the wealth management business.

9.5.3       Earnings Multiple Analysis

Summary of Implied Multiples

The valuation of St.George’s wealth management business of $2.1-2.4 billion implies the following multiples:

St.George’s Wealth Management Business – Implied Multiples

	Variable ($ million)		Low	High
Multiple of EBIT
12 months ended 31 March 2008 (adjusted, cash)	150	(69)	14.0	16.0
Multiple of net profit after tax
12 months ended 31 March 2008 (adjusted, cash)	106	(69)	19.8	22.6
Multiple of FUMA
As at 31 March 2008	43,900		4.8%	5.5%
As at 31 July 2008	42,000		5.0%	5.7%

Grant Samuel has also considered the implied multiples of earnings for St.George’s wealth management business based on the forecast for the year ending 30 September 2008 and the budgets for the years ending 30 September 2009 and 2010. At the request of St.George, Grant Samuel has not disclosed the multiples of forecast and budgeted earnings implied by its valuation of St.George’s wealth management business.

Transaction Evidence

Details of acquisitions of wealth management businesses in recent years are set out in Appendix C. The Australian financial services industry has experienced considerable change since the introduction of compulsory superannuation. The industry structure and the activities of industry players have increasingly reflected a clear distinction between life risk products and wealth management/investment products, which have been a major beneficiary of the funds flowing into compulsory superannuation. Moreover, there has been a growing trend towards a “deconstruction” of the wealth management value chain, with industry participants choosing to be active in some or all of three major activities, asset management (wholesale and retail), asset administration (platforms and wraps) and advice based distribution.

The prices paid in transactions involving financial services participants have varied significantly, depending (amongst other factors) on the exposure of the relevant companies to the life risk sector versus the higher growth wealth management sector, or the parts of the wealth management value chain where the companies’ activities were focused. Many of the transactions are relatively small and cannot meaningfully be compared to a business the scale of St.George’s wealth management business. Indeed, the acquisition of St.George’s wealth management business will be one of the largest transactions in the sector (surpassed only by the initial public offer of Platinum Limited (“Platinum”) and the formation of ANZ/ING Funds Management). For other transactions, there is limited meaningful information available.

The transactions have been categorised according to their major activity, with a separate category for transactions involving companies or businesses operating in two or more of the

(69)         See the table in Section 9.3 for the source of these earnings figures. As there is no material difference between adjusted cash earnings and adjusted underlying earnings, only the multiples implied by the adjusted cash earnings have been shown in the table.

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major activities outlined above (which are referred to as integrated wealth management companies).

St.George’s wealth management business is an integrated business engaged in funds management (Advance), asset administration (Asgard and SGIS) and financial planning (Securitor) activities. The following observations are made in relation to the multiples implied by integrated wealth management transactions:

•      transactions involving integrated wealth management businesses tend to take place at higher multiples than transactions involving “pure” funds managers or asset administrators. This would be expected as integrated businesses would be able to generate back office efficiencies as well as provide a certain amount of “captive” business;

•      initial public offers of integrated wealth management companies (e.g. Plan B Group Holdings Limited (“Plan B”), Wilson HTM Investment Group Limited, Select Managed Funds Limited (“Select”) and IOOF Holdings Limited (“IOOF”)), demerger transactions (e.g. Australian Wealth Management Limited (“AWM”)) and acquisitions of interests of less than 50% (e.g. State Super Financial Services Limited) have taken place at consistently lower multiples than trade sales of 100% interests. This would be expected as these transactions represent portfolio values and therefore exclude a premium for control; and

•      the other transactions  involving integrated businesses have taken place at:

•      historical multiples in the range 13.6-18.0 times EBIT and 18.9-26.4 times net profit after tax;

•      forecast multiples in the range 13.3-14.9 times EBIT and 13.0-20.2 times net profit after tax; and

•      1.8-5.0% of FUMA (excluding the formation of ANZ/ING Funds Management).

The range of multiples implied by these core comparable transactions is still relatively wide and the following factors should be taken into account:

•      a number of the transactions (e.g. the formation of ANZ/ING Funds Management) involve substantial businesses with significant non wealth management operations (in particular, life and income insurance activities). As a consequence, the percentages of FUMA implied by these transactions are very high;

•      many of the acquisitions have been strategic, for example, they enabled the acquirer to achieve a quantum leap in funds under management (e.g. Westpac’s acquisitions of Rothschild Australia Asset Management Limited (“Rothschild”) and BT Financial Group and the merger of Select and AWM); and

•      businesses with a high proportion of retail funds under management (e.g. Associated Planners Group Limited (100% retail), BT Financial Group (57% retail) and IPAC Securities Limited (70% retail)) have commanded higher prices than businesses with predominantly wholesale funds under management (such as Rothschild (72% wholesale) and HSBC Asset Management (Australia) Limited (100% wholesale)).

The top ends of these valuation parameter ranges reflect transactions with significant strategic value. However, during the 2002/03 year a number of the acquirers of these businesses recognised significant writedowns against the carrying values of their wealth management businesses on the back of a downturn in Australian equities markets and a subdued outlook for inflows in the short to medium term. Consequently, multiples implied by the transaction evidence prior to 2003 may overstate the price that an acquirer may be willing to pay in the current market.

Independent Expert’s Report (continued)

On the other hand, when equities markets and earnings are weak, acquirers may be able to justify paying higher multiples of current and forecast earnings given the strong long term growth outlook for wealth management businesses and the lower current earnings. This view is supported by the high multiples of earnings implied by AXA Asia-Pacific Holdings Limited’s (“AXA’s”) acquisition of Genesys Wealth Advisers Limited (“Genesys”) and Synergy Capital Management Limited (“Synergy”) in July 2008 which, while a comparatively small acquisition, implied multiples of around 20 times forecast earnings.

Asgard represents more than 50% of the earnings of St.George’s wealth management business. It would therefore be appropriate to consider the multiples implied by acquisitions of asset administration businesses. However, there is little meaningful information to be obtained from these transactions (other than they occurred at around 2% of FUA) and they are all much smaller than St.George’s wealth management business.

Sharemarket Evidence

The detailed sharemarket market evidence is set out in Appendix D. AMP and AXA are shown in table in Appendix D because they are the largest listed wealth management businesses in Australia. However, they also have significant operations in other areas (such as AMP’s life insurance business) or outside of Australia (AXA has significant operations in Asia). Nevertheless, other than for the 2008 financial year (where earnings have been impacted by negative investment returns on capital in the life business), the multiples for AMP and AXA are not dissimilar to those of the more “pure” wealth management companies.

Grant Samuel considers that the core comparable listed companies to St.George’s wealth management business are Perpetual Limited (“Perpetual”), AWM, IOOF and Plan B. Platinum and BTIM are also comparable, although their focus is funds management (which is only a relatively small part of St.George’s wealth management business).

The other companies shown in the table in Appendix D are not considered to be core comparables to St.George’s wealth management business as they have different business models or more diversified operations.

The listed core comparable wealth management companies are generally trading at:

•                  6.1-11.6 times historical 2008 EBIT, 7.5-15.2 times forecast 2009 EBIT and 6.8-12.9 times forecast 2010 EBIT; and

•                  10.9-14.5 times historical 2008 net profit after tax, 12.1-19.8 times forecast 2009 net profit after tax and 11.0-17.1 times forecast 2010 net profit after tax.

The range of trading multiples is wide and reflects the specific characteristics and positioning of each of the listed companies. In summary, they provide limited guidance as to appropriate multiples. The decline in the sharemarket over the last 12 months and its recent volatility have had a significant impact on the wealth management sector as earnings are directly related to FUMA, which in turn is constrained by poor investment returns. The impact of weak equities markets on the trading multiples of core comparable companies is illustrated below:

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Source: Grant Samuel analysis (Appendix D)

The general increasing trend in the forecast multiples of the core comparable companies indicates that markets are expected to remain weak and earnings are expected to decline in the 2009 financial year before recovering in the 2010 financial year. Exceptions to this trend are:

•                  AWM, which has a vertically integrated business generating diversified earnings, a strong history of cost management and the capacity for acquisitions; and

•                  BTIM, which has achieved strong fund performance (with the majority of funds in the top quartile). This performance has attracted investors and lifted net inflows in a market experiencing overall net outflows.

While listed company multiples cannot be directly compared to a change of control transaction, Grant Samuel believes the implied multiples provide a framework in which to assess the value for St.George’s wealth management business, particularly if the value attributable to synergies is excluded.

Analysis and Commentary

The valuation of St.George’s wealth management business must be considered in the context of the market generally. The 2004 to 2007 years were the four strongest consecutive years of market growth for over 30 years, with the S&P/ASX 200 Accumulation Index recording a CAGR in excess of 30%:

Independent Expert's Report (continued)

Source: IRESS

In the latter months of 2007, the global credit crisis triggered a global market downturn with the Australian market experiencing extreme volatility and negative returns of 20.1% in the 12 months from 15 September 2007 to 15 September 2008. This experience was comparable to that observed in other global markets such as the United States, where the S&P 500 fell by 19.1% and in Japan, where the Nikkei was down 32.0% over the same period.

Equities markets are expected to experience flat to negative growth in the next 12-18 months as company earnings remain under pressure from both increasing costs and declining revenues. Costs have increased as a result of restricted credit markets, record oil prices and labour shortages. On the revenue side, high interest rates have contributed to a slowing of household expenditure while the strong Australian dollar has reduced the demand for exports. Volatility is also expected to continue in the short term, with the risk of further earnings downgrades.

However, despite this short term negativity, the medium to long term outlook for the wealth management sector remains very positive, driven largely by the industry dynamics of compulsory superannuation contributions. Market commentators expect average annual growth in aggregate balances in excess of 10% per annum over the next ten years.

The outlook for poor performance in the 2009 financial year before returning to growth in the 2010 financial year is reflected in the trading multiples of the core comparable companies and is also reflected in the multiples implied by the valuation of St.George’s wealth management business. The historical implied multiples for the 12 months ended 31 March 2008 are similar to the forecast implied multiples for the year ending 30 September 2008 and the year ending 30 September 2009 with the forecast implied multiples for the year ending 30 September 2010 declining as growth returns.

Despite the short term negative outlook for St.George’s wealth management business, it has a number of positive attributes that warrant multiples towards the top end of the range implied by the core comparable transactions:

•                  it is a major participant in the Australian managed funds industry with a significant market share. As at 31 July 2008, the business had FUMA of $42 billion, the fifth largest master fund in Australia and has been within the top four in master fund annual

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

net flows over the last two years(70). It is significantly larger than any of the core comparable transactions (Rothschild had FUMA of $34 billion when it was acquired by Westpac in April 2002);

•                  it is a vertically integrated wealth management business, with activities across funds management, asset administration and distribution. The integrated nature of the business provides an element of “captive” business;

•                  Asgard is a highly successful wealth management platform. It has a high level of functionality and a strong client servicing capability relative to its peers. This in part has led to Asgard historically surveying well amongst independent financial planners and having a preferred status with more top 10 dealer groups than any other platform. Asgard has also experienced strong historical growth with a five year CAGR at twice the average rate of the eight largest platforms. Strong growth in the Asgard platform is expected to continue, especially through opportunities to expand the badged platform product;

•                  the potential for significant growth from non funds businesses, in particular insurance. St.George has recently announced a strategic alliance with AIG Life to accelerate the growth of its life insurance business by leveraging off its extensive branch, platform and advisor distribution networks; and

•                  St.George’s wealth management business has a strong domestic brand which provides a valuable point of differentiation especially in the higher margin retail wealth management sector.

In short, St.George’s wealth management business would be strategically attractive to a number of acquirers. In particular, Asgard represents a key strategic asset in the platforms market and would provide a significant increase in market share (if not domestic market leadership in funds administration) as well as potential growth opportunities for an acquirer.

The historical multiples implied by the valuation of St.George’s wealth management business are compared to the core comparable transactions in the charts below:

Source: Grant Samuel analysis (Appendix C)

In Grant Samuel’s opinion, the implied multiples for St.George’s wealth management business are reasonable relative to the market evidence. The multiples of historical EBIT and earnings are high, but are consistent with the multiples paid in transactions where significant synergies were expected to be achieved (such as Westpac’s acquisition of Rothschild, the merger of Select and AWM and the AXA acquisition of Genesys and the Synergy investment platform). The other transactions in the charts above are largely initial public offers and these multiples do not reflect any value for synergies. The forecast multiples for the year ending 30 September 2010 implied by Grant Samuel’s valuation of

(70) Plan for Life Master Funds, March 2008.

Independent Expert's Report (continued)

St.George’s wealth management business are not able to be published but are slightly below the relevant range (based on forecast EBIT multiples) or towards the low end of the relevant range (based on forecast price earnings multiples), but this is considered to be reasonable given the risks associated with achieving forecasts two years into the future in the current market environment.

The consideration as a percentage of FUMA multiples implied by the valuation of St.George’s wealth management business are high (at 5.0-5.7%) compared to the core transactions. Grant Samuel considers this high percentage to be reasonable given the business’s significant non funds activities (in particular, insurance).

9.6          Other Assets and Liabilities

St.George’s other assets and liabilities have been valued in the range $26-35 million and represent:

•                  cash received from the exercise of in the money options and awards on issue as at 15 September 2008 of $18-27 million. In the money options and awards are options that have an exercise price at or below the estimated underlying value of St.George shares and awards that have vested but have not yet been exercised to acquire St.George shares. The number of issued shares in St.George also reflects the exercise of these options and awards;

•                  St.George has an ongoing branch and head office sale and leaseback program in place. This program is expected to be completed by 30 September 2010. The estimated after tax profit on the sale of remaining properties of $21 million has been included as a surplus asset (with the replacement rental expense assumed to offset ownership costs in the earnings and cash flows used to value St.George);

•                  St.George’s 50% investment in Ascalon, which has been included at its carrying value as at 31 March 2008 of $29 million. The carrying value is considered to be a reasonable estimate of the market value of this investment given that it resulted from an arms length transaction (in which St.George acquired its 50% interest for $25 million) in March 2006; and

•                  the $41.6 million restructuring provision included in St.George’s balance sheet as at 31 March 2008 in relation to staff redundancy costs from restructuring back office business processes and consolidation of sites over the 2008 and 2009 financial years.

St.George has a number of other assets and liabilities that have not been included in other assets and liabilities for the purposes of the valuation for the following reasons:

•                  carried forward tax losses of $10 million (tax effected amount) as at 31 March 2008 which relate to St.George’s supermarket banking joint venture in New Zealand have not been reflected in the valuation on the basis that they are immaterial to the overall value;

•                  St.George’s defined benefit superannuation liability of $1 million on its balance sheet as at 31 March 2008 has not been included as a liability on the basis that St.George makes regular contributions to the defined benefit superannuation fund and has been advised by its actuaries that its regular contributions do not need to be increased and are sufficient to extinguish the existing shortfall in the short term. The regular contributions are reflected in the earnings and cash flows used to value St.George;

•                  a liability representing the 25% minority interest in St.George Motor Finance Limited has not been included on the basis that the valuation of St.George’s banking business has been estimated using multiple and dividend discount analysis that is after taking into account this minority interest; and

•                  no adjustment has been made to the valuation for hybrid capital treated as equity (SAINTS and SPS) as the value of the banking business is net of the value attributable to SAINTS and SPS (in both the dividend discount analysis and through the use of cash price earnings multiples which are calculated after taking into account dividends paid on SAINTS and SPS).

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9.7                               Incremental Dividend

In addition to the final dividend for the year ending 30 September 2008 (which is capped at 97 cents per share), under the Westpac Proposal, St.George shareholders are entitled to receive a special dividend so that the aggregate (final and special) dividend for the year ending 30 September 2008 is no more than $1.25 per share.

No adjustment has been made for the final dividend on the basis that the relative dividends to be paid by St.George and Westpac have caps that match the exchange ratio (i.e. neither group of shareholders are better or worse off).

However, the increase in the St.George dividend to up to $1.25 per share provides St.George shareholders with additional value of at least 28 cents per share (depending on the extent to which the final dividend is less than 97 cents per share). For the purpose of assessing a value for St.George shares, Grant Samuel has made an adjustment to take into account an incremental dividend of 28 cents per share (on the basis that a final dividend of 97 cents per St.George share is paid). This treatment enables comparison on an equal basis with the value of the consideration.

9.8                               Franking Credits

No value has been attributed to St.George’s accumulated franking credit balance of $738 million as at 31 March 2008 (after allowing for the payment of the 2008 interim dividend) in the context of the value of St.George as a whole. Under Australia’s dividend imputation system, domestic equity investors receive a taxation credit (franking credit) for tax paid by a company. The franking credit attaches to any dividends paid by a company and the franking credit offsets personal tax for Australian investors. To the extent that personal tax has been fully offset the individual will receive a refund of the balance of the franking credit.

In Grant Samuel’s opinion, while acquirers are attracted by franking credits there is no clear evidence that they will actually pay extra for a company with them (at any rate the sharemarket evidence used by Grant Samuel in valuing St.George’s business operations will already reflect the value impact of the existence of franking credits). Further, franking credits are not an asset of the company in the sense that they can be readily realised for a cash sum that is capable of being received by all shareholders. The value of franking credits can only be realised by shareholders themselves when they receive distributions. Importantly, the value of franking credits is dependent on the tax position of each individual shareholder. To many shareholders (e.g. overseas shareholders) they will have very little or no value.

Nevertheless, for those shareholders that can utilise franking credits, the balance in St.George’s franking credit account would have substantial value to them if the franking credits were attached to a distribution to shareholders such as a special dividend that was an alternative to a capital gain that was otherwise fully taxable. However, recent changes to Australian taxation legislation may result in franking credits having lesser value to resident investors than the receipt of a capital gain.

Independent Expert's Report (continued)

10          Value of the Consideration under the Westpac Proposal

10.1                        Summary

Under the Westpac Proposal, St.George shareholders will receive 1.31 ordinary shares in Westpac for each St.George share.

St.George shareholders will be entitled to the final St.George dividend for the year ending 30 September 2008 which is subject to a cap of 97 cents per share and a special dividend so that the aggregate (final and special) dividend does not exceed $1.25 per share. They will not be entitled to the Westpac dividend for the same period.

Grant Samuel has attributed a current value to the consideration of $30.13-33.40 per share based on a value range for Westpac shares of $23.00-25.50. No adjustment has been made for the final dividend as the relative dividends to be paid by St.George and Westpac have caps that match the exchange ratio (i.e. neither group of shareholders are better or worse off). The incremental dividend to be received by St.George shareholders has been taken into account in the value attributed to St.George shares.

The after tax value of the consideration will vary depending upon the particular tax position of individual shareholders but Australian resident shareholders are expected to be able to utilise the “rollover relief” provisions and therefore defer any taxation until ultimate disposal of the Westpac shares received.

The value range of $23.00-25.50 per Westpac share is relatively wide. Grant Samuel considers this to be appropriate and unavoidable in circumstances where:

•                  equity market volatility has been high and there is greater uncertainty and anxiety about economic conditions over the next 1-2 years at least; and

•                  the share price of Westpac, along with the other major Australian trading banks, has yet to find a stable trading level following the slump in prices from November 2007, a brief (partial) recovery in March and April 2008, a further sharp deterioration from May to July 2008 and then a recovery in August 2008.

In fact, it is important to recognise that in the present climate it is not possible to assess a value range for Westpac shares with a high level of reliability. It is possible that the Westpac share price could move outside this range between the date of this report and the implementation of the Westpac Proposal (currently expected to be 1 December 2008).

The value of the consideration will vary with movements in the Westpac share price. Accordingly, until the Westpac Proposal is implemented, St George shareholders are exposed to:

•        changes in overall equity market conditions; and

•        specific events that could impact the Westpac share price.

The actual value received could therefore ultimately exceed, or be less than, $30.13-33.40 per St.George share. Depending on the circumstances, significant (and sustained) movements in Westpac’s share price could change the overall evaluation of the Westpac Proposal.

10.2                        Approach

The Westpac Proposal involves a change of control of St George. Board and management will change and St George shareholders will own only 28% of the merged group. In these circumstances, the relevant test for St.George shareholders is the expected market value of the shares in Westpac received as consideration. This assessment requires an estimate of the trading price after the Westpac Proposal is implemented (rather than a pre bid price).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

It is normal practice to use the current market price as the starting point for estimating the value of an offer, particularly for large companies such as Westpac that enjoy high levels of market liquidity and are closely followed by a wide range of analysts and other commentators.

Accordingly, Grant Samuel has not undertaken a “fundamental” analysis of the value of the consideration. Grant Samuel did have access to St George’s due diligence report on Westpac and held discussions with senior executives of Westpac about the Westpac Proposal. Grant Samuel was also provided with high level internal management forecasts for Westpac for the years ending 30 September 2008 to 2011. However, neither St.George nor Grant Samuel was provided with any internal Westpac financial models or other documentation on synergies. The consensus view of a well traded market supported by extensive analytical research is likely to be a more reliable estimate than that of a single external observer.

However, there are two questions to be addressed:

•                  is there any reason why the market price is not a true reflection of the fair market value of Westpac shares? For example, there could be:

•                  important information about the business which would affect the share price but is not in the public domain;

•                  mispricing by the market; and/or

•                  abnormal trading activity in the company’s shares; and

•                  will the proposed transaction, if implemented, have a material impact on the company’s financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the share price?

In considering these questions, Grant Samuel has:

•                  analysed the recent trading in Westpac shares;

•                  analysed the earnings and other multiples implied by the Westpac share price compared to its domestic and international peers;

•                  reviewed broker analyst research on Westpac and its peers; and

•                  analysed the impact of the Westpac Proposal on Westpac’s key financial metrics.

Independent Expert's Report (continued)

10.3                     Analysis of Westpac’s Share Price Performance

The movement in the westpac share price over the last five years in shown below:

Source: IRESS

Clearly, there has been a dramatic repricing of Westpac shares over the course of the last nine months. The share price increased relatively steadily over the four year period to late 2007 and peaked at $31.32 on 1 November 2007. Notably, the Westpac share price continued to strengthen even after the sub prime crisis began to emerge during July and August 2007.

However, as the effects of the subprime crisis began to spread to Australia (with the collapse of Centro in December 2007) and other events (such as the Societe Generale losses) arose, the share price declined steadily but significantly over the next four months (along with equities markets in general) to a low of $20.34 on 10 March 2008.

A partial recovery (back to a peak of $26.25) occurred over the next two months for both Westpac shares and equities markets generally (which appears to have been spurred by the Federal Reserve rescue of Bear Stearns). Westpac’s closing price on 9 May 2008, the day prior to its shares being suspended pending the initial announcement of the Westpac Proposal, was $25.97 (cum the interim dividend paid on 2 July 2008).

Since the announcement of the Westpac Proposal, the Westpac share price has reverted to a downward trend, falling sharply to a low of $18.36 in mid July 2008, before showing signs of recovery again in August and September 2008. The closing price on 15 September 2008 was $23.15 and the volume weighted average price (“VWAP”) for the preceding month was $23.29.

This volatility shows little sign of abating and it is unclear whether or not a stable level has been reached. Accordingly, it is extremely difficult to assess a market value for Westpac shares with a high degree of reliability.

The essential question is whether the recent performance and current price reflect the rational view of a well informed market adjusting to a more subdued outlook for the company (and the banking sector), or alternatively:

•                  is Westpac out of line with its peers?;

•                  has the market over-reacted to the recent economic gloom and fears?;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•                  is the market informed about critical issues affecting Westpac’s business (e.g. margins, operating costs, bad debts)?; and/or

•                  is trading in Westpac shares being materially affected by factors such as short selling?

Westpac Compared to its Peers

In addressing this issue, Grant Samuel considered the following factors:

•                  the share price performance of all the major Australian trading banks has (with the exception of NAB in the period up to mid 2004) been very similar over a long period of time. The following chart shows price trends over the last five years:

Source: IRESS

This consistency has remained evident even during the downturn since November 2007. All of the banks have suffered similarly up until late July 2008:

Source: IRESS

Independent Expert's Report (continued)

The above chart shows that Westpac shares did outperform the shares of the other major banks in the weeks prior to the announcement of the Westpac Proposal (i.e. early May 2008), but then underperformed for a period resulting in all the banks performing almost exactly the same up until late July 2008, when NAB and ANZ announced that substantial increases in provisions would impact their 2008 financial year performance. While the NAB and ANZ announcements impacted the share prices of all of the major banks, CBA and Westpac shares were quick to recover. The net result has been that Westpac’s overall performance since November 2007 has been broadly in line with one and better than two of its three peers.

It could be argued that Westpac’s share price outperformance prior to the announcement of the Westpac Proposal was a temporary blip but the subsequent performance through to 15 September 2008 does not suggest there was any material aberration. It could in fact be argued that Westpac outperformed its peers prior to the announcement of the Westpac Proposal because it was perceived as being the best positioned of the four major banks and that its subsequent underperformance (up until late July 2008) is related to the consequences and concerns about, and risks associated with, the Westpac Proposal which are now abating;

•        the four major trading banks have, up until July 2008 (and with the exception of CBA prior to 2004), traded at broadly comparable price earnings multiples:

Source: IBES, IRESS and Grant Samuel analysis

The sharp decline in multiples from late 2007 reflects the share price declines but it is notable that they all moved in a very similar fashion.

However recent price movements and revisions to earnings estimates have meant that there is now more divergence in the relative multiples. The price earnings multiples of the four major Australian trading banks are summarised below (based on share prices as at 15 September 2008):

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Australian Major Banks – Price Earnings Multiples

	Year ended 30 September	12 months Ended	Year ending 30 September
Company	2007 Historical	31 March 2008 historical	2008 forecast	2009 forecast	2010 forecast
CBA(71)	12.2	11.9	11.9	11.8	10.9
Westpac	12.5	12.0	11.7	11.3	11.1
NAB	8.6	8.3	9.5	8.0	7.3
ANZ	8.6	9.3	10.9	9.0	8.1

Source: IRESS, company reports, brokers’ reports

This analysis shows a clear distinction between CBA and Westpac on one hand and NAB and ANZ on the other, with CBA and Westpac being rated at a significant premium to NAB and ANZ. Currently, Westpac’s forecast price earnings multiples are below CBA’s but well above those of NAB and ANZ. The premium over NAB and ANZ can be justified by Westpac’s superior attributes in terms of earnings growth, risk exposures and other factors. The reasons for the discount to CBA are less clear. If Westpac was trading at the same 2009 multiple as CBA its share price would be over $24;

•                  an analysis of dividend yields (based on share prices as at 15 September 2008) gives a similar result:

Australian Major Banks – Dividend Yields

	Year ended 30 September	12 months ended 31 March	Year ending 30 September
Company	2007 historical	2008 historical	2008 forecast	2009 forecast	2010 forecast
CBA(72)	5.9%	6.3%	6.3%	6.4%	6.7%
Westpac	5.7%	6.1%	6.1%	6.3%	6.5%
NAB	7.3%	7.7%	8.5%	8.7%	8.9%
ANZ	8.0%	8.0%	8.1%	8.1%	8.1%

Source: IRESS, company reports, brokers’ reports

The major banks are currently trading on forecast 2009 dividend yields in the range 6.3-8.7% and forecast 2010 dividend yields of 6.5-8.9%, again with CBA and Westpac at the low end of the range and NAB and ANZ at the high end of the range. Westpac’s dividend yield is above CBA’s, but well below the forecast dividend yield for NAB and ANZ; and

(71)                            The multiples for CBA are based on its 30 June year end. The multiples in the column 12 months ended 31 March 2008 and 2008 forecast are both for the year ended 30 June 2008.

(72)         Dividend yields for CBA are based on its June year end. The dividend yields in the column 12 months ended 31 March 2008 and 2008 forecast are both for the year ended 30 June 2008

Independent Expert's Report (continued)

•                  the NTA multiples of the four major banks are summarised below (based on prices as at 15 September 2008):

Australian Major Banks – NTA Multiples(73)

Company	NTA multiple
CBA	3.4
Westpac	3.0
NAB	1.8
ANZ	1.7

Source: IRESS, company reports

The range of NTA multiples shows the same characteristics as the price earnings multiples and dividend yields.

Source: Capital IQ, company reports, IRESS and Grant Samuel analysis

Prior to the introduction of AIFRS, all of the major banks (other than NAB) traded at similar NTA multiples. Since the introduction of AIFRS there has been more divergence between NTA multiples, with Westpac generally trading at an NTA multiple above ANZ and NAB and more in line with (or slightly below) CBA.

None of these factors suggest that Westpac is trading (even since the announcement of the Westpac Proposal) out of line with its peer group.

Market Overreaction

The chart on page 111 does show that the major banks are now trading at forward price earnings multiples (based on broker consensus forecasts) lower than at any time in the past 10 years (and in some cases longer).

The recent falls have taken the share prices of the banks back to levels last seen in 2006 (Westpac and CBA), 2003 (ANZ) and as far back as 2000 for NAB.

(73)                            NTA has been calculated based on the latest available balance sheet which is as at 31 March 2008 for all of the banks other than CBA, which is as at 30 June 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Despite the Westpac share price falling to as low as $18.36 in mid July (approximately 26% below its share price immediately prior to the initial announcement of the Westpac Proposal), it has subsequently recovered and as at 15 September 2008 is only 8.4% below its share price immediately prior to the initial announcement of the Westpac Proposal (see Section 11.2). This is a smaller fall than any of the other major banks (other than CBA) or regional banks (other than Bank of Queensland).

At its closing trading price on 15 September 2008 of $23.15, Westpac is trading within broker’s estimates of its 12 month target price, which show a median share price of $23.50:

Westpac – Broker Target Prices as at 15 September 2008

Broker	12 month Target Price
Broker 1	$21.99
Broker 2	$23.00
Broker 3	$21.00
Broker 4	$24.00
Broker 5	$24.00
Broker 6	$22.63
Broker 7	$23.70
Broker 8	$26.40
Broker 9	$23.30
Broker 10	$25.00
Low	$21.00
High	$26.40
Median	$23.50
Average	$23.50

Source: Brokers’ reports

The greater than peer group fall in Westpac’s share price through to mid July 2008 may in part be explained by the consequences of and risks associated with the Westpac Proposal and the fact that it is paying a premium for St.George. The Westpac share price has strengthened as the market becomes more confident that the Westpac Proposal will proceed.

The following factors also need to be taken into account:

•      the outlook for both the economy and the financial services industry is arguably far more subdued than at any time over the past 10 years. There is a serious risk of a global financial crisis from which Australia would not be immune despite the continuing resources boom. Certainly, earnings growth for banks will be much more difficult to achieve:

•      funding cost increases are expected to squeeze margins as not all will be able to be passed on to customers; and

•      asset growth is likely to be limited and much lower than historical rates of growth. The past 4-5 years has seen unprecedented levels of system growth with annual growth in the range 13-16.5% compared to a long term average of 10-11%.

These high rates of growth will not continue. Apart from funding constraints (i.e. the bank’s ability to raise equity and debt capital to lend), customer demand will be impacted by weak housing markets, higher interest rates and a slowing economy. The household sector is likely to be trying to reduce debt levels and the activity levels and asset generation in categories such as financial institutions (e.g. private equity) should contract. These factors are likely to outweigh any benefits from contraction of the non bank lending sector;

•      security of dividend and consistent dividend growth has helped to underpin bank share prices over the past few years. However, the events of the last few months will lead to expectations

Independent Expert’s Report (continued)

of limited dividend growth, at least over the next 2-3 years as banks seek to preserve capital. This will inevitably have an impact on the multiples the market is prepared to pay; and

•      even at current levels, Australian banks remain relatively highly rated in comparison to their global peers:

Source: Bloomberg, Capital IQ

Australian banks can justify a material premium over overseas banks because of their:

•      stronger capital positions;

•      asset quality, with much more limited asset impairment risks (in particular for the higher rated major banks, CBA and Westpac);

•      secure franchises; and

•      performance track record.

However, current prices still incorporate a meaningful premium.

While it is not possible to be definitive, it is not apparent that Australian banking stocks are mispriced or that there has been an excessive reaction to the deteriorating outlook.

Non Public Information

Under ASX Listing Rules, Westpac is required to keep the market informed of events and developments in a timely manner as they occur. In particular, once Westpac becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of its shares, Westpac must immediately tell the ASX that information (unless one of the exceptions applies).

Westpac management has confirmed to Grant Samuel that:

•      relating to its existing business it is not aware of any information that has not been publicly disclosed that would have a material impact on its share price; and

•      current broker consensus forecasts of cash net profit after tax are not materially inconsistent with Westpac’s internal management projections for the years ending 30 September 2008 and 2009.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

St.George’s due diligence investigation of Westpac did not discover any items not already in the public domain that, in its view, would be likely to have a material impact on the share price.

Share Trading

The fall in Westpac’s share price after the announcement of the Westpac Proposal led some investors and analysts to suggest that Westpac could be the target of short sellers and/or hedge funds who wanted Westpac to improve the terms of its offer and whose selling depressed the price of Westpac shares.

Average weekly volume and transactions for Westpac shares from 9 May 2008 to 12 September 2008 and over prior periods is summarised below:

Westpac – Share Trading

Period	Average Weekly Volume	Average Weekly Transactions
	(millions)
13 May 2008 to 12 September 2008 (18 weeks post the announcement of the Westpac Proposal)	51.6	46,104
7 January 2008 to 9 May 2008 (18 weeks prior to the announcement of the Westpac Proposal)	39.1	30,155
1 January 2008 to 9 May 2008	37.9	29,359
1 January 2007 to 31 December 2007	29.8	17,582
1 January 2006 to 31 December 2006	26.8	11,146

Source: IRESS and Grant Samuel analysis

While the average weekly volume of shares traded and the average weekly number of transactions since the announcement of the Westpac Proposal is above historical averages, this is to be expected as increased levels of trading usually follow the announcement of a transaction and there is nothing to indicate any material amount of short selling of Westpac shares.

In addition, management of Westpac has advised that it is not aware of any material short selling or unusual interest by hedge funds in Westpac shares since the announcement of the Westpac Proposal.

10.4        Impact of the Transaction

The acquisition of St.George would have a major impact on Westpac’s operations and financial metrics.

The market has had limited financial information on the merged group. No detailed financial information on the merged group was provided at the time of the announcement of the Westpac Proposal. The Scheme Booklet only includes pro forma historical financial information for the merged group for the 12 months ended 31 March 2008 which does not include any of the synergies or costs associated with the Westpac Proposal. As a result, it could be argued that the market is not fully informed about the impact of the transaction.

On the other hand, analysis of the Westpac Proposal is reasonably straightforward and there is no real change in the nature of Westpac – it will continue to be a banking and wealth management business. Some information on some of the components of the expected synergy benefits was released at the time of the announcement of the Westpac Proposal, including:

•      pre tax cost savings of 20-25% of the St.George cost base by 2011;

•      revenue attrition of less than 5%; and

•      an allowance for $700 million in integration costs over two years.

Independent Expert’s Report (continued)

Based on this disclosure, most analysts have been able to estimate the merged group’s financials. As a result, it is likely that the synergies from the Westpac Proposal are already reflected in the share price, at least to a material extent.

However, the funding benefits (from the merged group being rated AA) and revenue upside opportunities have not been quantified. There is also a distinction between these “hard” and other “soft” synergies such as the ability to instil St.George’s customer focus throughout the merged group. To the extent that there is an element of the synergies that is not in the public domain (or not fully understood), the Westpac share price might react positively to the disclosure of additional information.

10.5        Conclusion

The recent volatility and highly uncertain outlook means that it is not possible to be definitive about the likely market value of Westpac shares after the Westpac Proposal is implemented.

Grant Samuel’s judgement is that a Westpac share price of $23.00-25.50 is a reasonable estimate. At this price, Westpac is trading at the following multiples:

Westpac – Implied Multiples at $ 23.00-25.50

Period	Broker consensus cash net profit after tax ($ millions)	Price earnings multiple at
		$23.00	$25.50
Year ending 30 September 2008	3,754	11.6	12.9
Year ending 30 September 2009	3,880	11.1	12.3
Year ending 30 September 2010	3,953	10.2	11.3

The multiples are based on earnings before any impact of the acquisition of St.George.

The range relative to recent history is show below:

Source: IRESS

The current share price is in the lower half of the range. This reflects a view that while there is both upside and downside potential, on balance there is more upside:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•      the relatively low multiples and relatively high dividend yields by historical standards provide a significant degree of (but not complete) downside protection. The four major banks have fundamentally strong and secure franchises that will allow them to bounce back when the economy does turn back up;

•      there is also an argument that Westpac should be rated more highly than its peers given its relative strength and positioning. Westpac is currently trading on a 2009 price earnings multiple which is towards the top end of the range of price earnings multiples of its peers but not at the top end. If Westpac was rated at the same multiple as CBA it would be trading at over $24;

•      broker’s DCF valuations and their estimates of 12 month price targets for Westpac are slightly above current share trading prices and it is more likely that share prices will revert towards these targets than continue to diverge away from them over time;

•      the quantum of some synergies (such as funding and revenue opportunities as well as “soft” synergies) may not be fully appreciated and the market is likely to “discount” these until it sees evidence of them being achieved; and

•      there is often a positive share price reaction as transactions get closer to being consummated.

Independent Expert’s Report (continued)

11           Evaluation of the Westpac Proposal

11.1        Summary and Conclusion

In Grant Samuel’s opinion, the Westpac Proposal is in the best interests of St.George shareholders, in the absence of a superior proposal.

The last 15 months have seen the greatest upheaval in global financial markets in decades. Equities markets have fallen sharply with massive write offs by the global banking sector. Credit markets are in turmoil with pricing having undergone dramatic shifts and liquidity in some sectors non existent. There is little sign of real stability returning in the near future. While the Australian banking market is in much better shape, there are signs of emerging problems from a softening economy and flow on effects from the contraction in offshore credit markets. These difficult conditions are expected to continue for some time.

Accordingly, it is extremely difficult to make even short term estimates of key value drivers such as underlying levels of asset growth, funding costs and net interest margins with any degree of reliability. Adding further uncertainty are the challenges Australian banks face in accessing sufficient wholesale funding to replace maturing lines of wholesale funding as well as meeting asset growth requirements. In addition, the share prices and market ratings of banks (both in Australia and globally) have plummeted over the last nine months and remain volatile.

Any conclusions and value judgements need to be considered in this light.

Grant Samuel has estimated the full underlying value of St.George, including a control premium, to be in the range of $30.62-35.02 per share (after adjusting for the incremental dividend). The value was estimated having regard to both DCF analysis and multiples of net profit after tax. There are a number of features of the valuation that should be noted:

•      it reflects the highly attractive attributes of St.George including the strategic market share in New South Wales, the quality franchise and strong customer relationships, the scope for growth (in new regions and in commercial),the sound credit quality and the outstanding wealth platform;

•      the value includes synergy benefits on the basis that in a competitive process, acquirers would pay away most of the common synergies;

•      any concerns about the volume or cost of wholesale funding for St.George do not apply in assessing a “control” value as potential acquirers should be able to eliminate the incremental funding costs and be better positioned to achieve the volume of funding required;

•      the implied overall price earnings multiples (12.4-14.2 times broker consensus 2009 cash net profit after tax) are not at the top end of historical benchmarks but this reflects the fact that the outlook today is far less positive than it was when many of the earlier transactions occurred. This is consistent with the fact that the four major Australian banks are currently trading at price earnings multiples well below historical norms;

•      the DCF analysis generally assumes modest system credit growth over the next two years and flat equities markets before returning to more normal levels; and

•      values towards the upper end of the range reflect the value if market conditions turn out to be less challenging than currently anticipated.

For the purposes of this report, Grant Samuel has assessed a current value for the consideration under the Westpac Proposal of $30.13-33.40 based on an estimated market value of Westpac shares of $23.00-25.50. This range compares to a closing Westpac share price on 15 September 2008 of $23.15 and a VWAP for the preceding month of $23.29.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

While the bottom end of the value of the consideration is slightly below the bottom end of the value range for St.George, it is the range for the value of the consideration and not an individual price that is the relevant consideration. There is a very substantial degree of overlap and over 85% of the value range for the consideration falls within the St.George valuation range. Accordingly, the Westpac Proposal is “fair” and therefore “reasonable”.

In any event, given the uncertainties attached to the valuation of St.George, the volatility of bank share prices (including Westpac) and the fact that the consideration is entirely scrip (rather than cash), Grant Samuel believes that analysis of relative value provides insights as to the fairness of the value proposition for St.George shareholders that are at least as relevant and reliable as absolute values.

In this context, at the time the Westpac Proposal was announced, the market value of the consideration:

•      fell within the underlying value range (albeit at the lower end); and

•      represented a premium over the pre announcement St.George share price of approximately 24-28%. The quantum of the control premium at the time of the announcement of the Westpac Proposal, of more than $3.5 billion, suggests that Westpac is effectively paying away the vast majority of quantified synergies to St.George shareholders (although there are a number of other anticipated revenue enhancements that should create substantial value over time if successfully executed).

Westpac’s share price fell sharply in the weeks after the announcement, eliminating the apparent premium. It has since recovered but is still below pre announcement levels. However, the whole banking sector has fallen significantly since 13 May 2008. Westpac has not announced any specific negative news and its share price decline has been less than NAB’s and ANZ’s but greater than CBA’s. St.George would not have been immune from this downwards rerating of the sector. While it is not possible to know with certainty what St.George’s share price would now be in the absence of the Westpac Proposal, it is Grant Samuel’s view that, having regard to the movements in each of the listed banks and St.George’s position, it probably would have fallen by at least as much as Westpac (but not necessarily for the same reasons). To this extent, the effective percentage premium being paid by Westpac is still as much as it was at the time of the announcement.

This relativity is also important going forward. If economic conditions deteriorate or bank shares are rerated down and Westpac’s shares fall, the exchange ratio would remain fair (assuming there were no Westpac specific events) as both the likely stand alone trading price of St.George shares and the full underlying value range would move down in a similar fashion.

Other important factors which St.George shareholders should take into account include the following:

•      the primary alternative to the Westpac Proposal is for St.George to remain as an independent listed bank (the “stand alone” option). While superficially appealing, there is a high likelihood of the St.George share price remaining at levels well below the value provided through the Westpac Proposal over the medium term. In the absence of the Westpac Proposal (or any takeover speculation) Grant Samuel believes St.George would currently be trading at less than $25.00.

Wholesale credit markets are currently very challenging with windows of opportunity but also periods of unavailability and capacity limits. If they remain difficult, the flow through of incremental funding costs will impact St.George’s earnings growth relative to the major banks. In a worst case, St.George may face funding constraints that impact its ability to grow assets.

In addition, in the absence of the Westpac Proposal, there is a prospect that St.George will need to raise Tier 1 capital within the next 12 months, most likely through an equity raising. This could also be expected to have a negative impact on the share price;

Independent Expert’s Report (continued)

•      while there is a possibility of a superior proposal being put forward by an alternative party, the likelihood is relatively low;

•      St.George shareholders benefit from an uplift in attributable earnings per share (and, to a lesser extent, dividends per share). It would take some years of consistently higher growth by a stand alone St.George to catch up with the attributable earnings shareholders receive through the Westpac Proposal. In any event, there are arguments as to why the merged group might achieve comparable earnings growth to a stand alone St.George (e.g. emerging synergy benefits);

•      the Westpac Proposal provides risk mitigation for St.George shareholders:

•      increased diversification of asset exposures; and

•      a higher credit rating and stronger balance sheet which provides enhanced capacity to manage through any continuation of the current difficulties in wholesale funding markets and, even more so, if there is any further deterioration; and

•      the merged group will have a strong strategic position as the clear market leader in both banking and wealth management in Australia with a domestic retail focus that will appeal to investors. Its earnings growth prospects should be underpinned by the potential merger integration benefits that are expected to emerge over the next 2-5 years. St.George shareholders will have a 28% share of the merged group which gives a significant exposure to these upsides (while also having been paid for them through the premium).

As a scrip transaction, St.George shareholders will also retain their exposure (in fact an increased exposure as a result of the premium) to any general recovery in banking markets.

There are risks and disadvantages that should not be taken lightly. Shareholders will be exposed to Westpac specific risks (e.g. greater exposure to the New Zealand market). There are very substantial execution risks in the integration of the two businesses (notwithstanding the proposed business model of preserving St.George’s customer facing activities as an independent business unit). However, in Grant Samuel’s opinion, these do not outweigh the benefits.

11.2        Premium for Control

Takeover transactions are commonly analysed by reference to the extent of the control premium. In the case of the Westpac Proposal, this analysis is complicated by movements in the price of the Westpac shares being offered as consideration, along with the share prices of the rest of the banking sector, since the announcement of the Westpac Proposal on 13 May 2008.

Based on the closing Westpac share price on 9 May 2008, the last trading day prior to announcement of the Westpac Proposal, the offer represents the following premiums to the price at which St.George shares traded in the period prior to the announcement:

Westpac Proposal – Implied Premiums at Announcement(74)

Date/Period	St.George Price/VWAP	Westpac Price/VWAP	Value of Consideration	Premium
Closing price on 9 May 2008(75)	$25.77	$25.27	$33.10	28.5%
1 week VWAP to 9 May 2008	$25.74	$24.78	$32.46	26.1%
1 month VWAP to 9 May 2008	$24.94	$23.63	$30.96	24.1%
3 month VWAP to 9 May 2008	$24.36	$23.00	$30.13	23.7%

Source: IRESS and Grant Samuel analysis

(74)         The VWAPs have been adjusted to remove the value of St.George’s and Westpac’s interim dividends of 88 cents per share and 70 cents per share respectively. The VWAPs have also been adjusted to remove the impact of unusual trades (e.g. 2.6 million Westpac shares that traded at 1 cent each on 24 April 2008) as these trades distort the calculated VWAPs.

(75)         Last day of trading prior to the suspension of shares pending the announcement of the Westpac Proposal.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The premium based on daily prices over this period can be depicted graphically:

Source: IRESS and Grant Samuel analysis

The chart indicates that the effective premium has been relatively stable based on prices during the three months preceding the announcement (i.e. it does not suggest the relative prices were “out of kilter” at the time of the announcement).

Premiums for control in takeovers are typically in the range 20-35% (but can be outside this range). Where in the range they fall depends on the individual circumstances of the transaction (and is an outcome rather than a determinant of value). The premiums paid in other banking transactions have varied widely:

Source: IRESS and company announcements

Independent Expert’s Report (continued)

Clearly, at the time of announcement the Westpac Proposal represented a significant premium, in line with both general market norms and other transactions in the banking sector.

However, following the announcement, the Westpac share price fell substantially from around $25 (net of the interim dividend now paid) to, at one point, below $19. It has since recovered to $23.15 (as at 15 September 2008) but this still represents a fall of 8.4% from pre announcement levels. This has reduced the apparent premium. At the same time, it is imperative to recognise that in the same period:

•      the equity markets generally have also fallen significantly:

Australian Equity Market Movements

	Level as at
	9 May 2008	15 September 2008	Change (%)
S&P/ASX All Ordinaries	5,844	4,875	(16.6)%
S&P/ASX 200	5,772	4,818	(16.5)%
S&P/ASX 200 Banks Index	6,279	5,335	(15.0)%

•      the price of all banking shares has fallen:

Banking Sector Share Price Movements

	1 week VWAP as at
	9 May 2008(76)	15 September 2008	Change (%)
CBA	43.52	42.82	(1.6)%
Westpac	24.78	23.59	(4.8)%
NAB	30.45	24.34	(20.1)%
ANZ	22.23	17.05	(23.3)%
Suncorp	14.20	10.26	(27.7)%
Bendigo and Adelaide	12.44	11.26	(9.5)%
Bank of Queensland	15.63	15.03	(3.8)%

Source IRESS

St.George shares would not have been immune from this downturn. In the absence of the Westpac Proposal, it is almost certain that the share price would now be lower than it was on 9 May 2008. It is not possible to determine precisely by how much it would have fallen (and there are reasons why it might have been less or more than others) but Grant Samuel believes that the following analysis provides a reasonable basis for assessment.

The chart below calculates the implied premium that the Westpac Proposal now represents (based on Grant Samuel’s assessment of the value of the consideration of $30.13-33.40) if the St.George pre announcement closing price of $25.77 (net of the interim dividend) is adjusted by amounts equal to the percentage fall in:

•      the S&P/ASX 200 Banks Index;

•      Westpac’s share price; and

•      the median of the regional banks listed above (excluding Suncorp):

(76)         The 1 week VWAP share prices have been adjusted for any interim dividends payable in relation to the six months ended 31 March 2008. This applies to Westpae, NAB and ANZ share prices as at 9 May 2008.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Source: IRESS and Grant Samuel analysis

On this basis it can be seen that the Westpac Proposal still provides a material premium for control. While it is not possible to know with certainty what St.George’s share price would be in the absence of the Westpac Proposal, it is Grant Samuel’s view that having regard to the movements in the prices of individual banks and the key factors surrounding St.George, its share price would have fallen by at least as much as Westpac in this period (but not necessarily for the same reasons as the prices would have been driven by different events and facts). To this extent, the effective percentage premium being paid by Westpac is still as much as it was at the time of the announcement.

Independent Expert’s Report (continued)

11.3        Fairness and Reasonableness

Grant Samuel has estimated the full underlying value of St.George, including a control premium, to be in the range $30.62-35.02 (after adjusting for the incremental dividend). The value was estimated having regard to both DCF analysis and multiples of net profit after tax. The valuation is set out in Section 9. The current value attributed to the consideration under the Westpac Proposal is in the range $30.13-33.40 based on an estimated market value of Westpac shares of $23.00-25.50 (see Section 10). The relationship between the values is depicted below:

Source: IRESS and Grant Samuel analysis

While the bottom end of the value of the consideration is slightly below the bottom end of the value range for St.George, it is the range for the value of the consideration and not an individual price that is the relevant consideration. There is a very substantial degree of overlap and over 85% of the value range for the consideration falls within the St.George valuation range. Accordingly, the Westpac Proposal is “fair” and therefore “reasonable”.

However, the valuation analysis needs to be treated with caution:

•      in the current circumstances it is not possible to estimate values with a high degree of confidence. There are very substantial uncertainties attached to any medium to long term projections of key value drivers such as asset growth or net interest margins. Relatively small changes to any of these key assumptions could have a material impact on the values generated by the DCF analysis;

•      earnings multiples from previous bank acquisitions provide some guidance but the current situation and outlook is very different. Adjustments to the benchmarks to compensate for these differences are difficult to assess with any precision;

•      the Westpac share price (along with the share prices of all banks) has been extremely volatile both prior to, and after, the announcement of the Westpac Proposal. This makes it difficult to determine a reliable value for the consideration offered under the Westpac Proposal. It is quite possible that the share price movements between the date of this report and implementation of the Westpac Proposal could move the value of the consideration outside the range shown above; and

•      in periods of uncertainty such as the present, share market prices tend to be governed by market sentiment and are subject to rapid changes in sentiment (generally on the downside).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

There can often be a disconnect between market prices and “fundamental” value. It is quite possible that Westpac shares are trading at a discount to fundamental value (e.g. one assessed using a DCF analysis similar to that used to value St.George), particularly if a reasonably benign outlook was assumed (e.g. similar to Scenario A in the DDM analysis for St.George).

In any event, as the Westpac Proposal is entirely scrip (rather than cash) analysis of relative values is likely to provide insights as to the fairness of the value proposition that are at least as relevant and reliable as absolute values.

In this context, at the time of announcement of the Westpac Proposal:

•      the value of the consideration of approximately $31-33 (based on share prices up to one month prior to the announcement of the Westpac Proposal) fell into the valuation range of $30.62 to $35.02 (albeit in the lower half). Based on the low and high share prices for the preceding month, the range for the consideration is $28.64 to $34.39; and

•      the exchange ratio under the Westpac Proposal represented a premium over the pre announcement St.George share price of approximately 24-28% depending on the period measured (see Section 11.2).

There are reasons why a moderate premium might be appropriate for St.George:

•      the synergies that are expected to be achieved will be lower than those achieved in other transactions because of the operating model being adopted (i.e. there will be no branch closures). Other acquirers would almost certainly follow a similar model to protect the value of the St.George business (and the goodwill being paid);

•      the industry (and particularly Westpac) has a greater awareness of customer attrition issues (from the acquisitions of Challenge Bank and Bank of Melbourne) and bidders are likely to be conservative in their assessment of these issues;

•      as banks have grown in market value over time and become more efficient, the cost savings as a proportion of value decline; and

•      St.George’s share price has from time to time reflected takeover expectations.

On the other hand:

•      St.George is a very strategic asset that represents a unique opportunity for the acquirer to consolidate its market position. There are no comparable alternative opportunities;

•      Westpac should be able to achieve greater funding synergies (that have not been achieved in other comparable transactions) given its higher credit rating and the current funding cost differentials;

•      St.George’s pre announcement share price may have been affected by concerns about funding constraints impacting growth. These concerns should not impact an acquirer; and

•      there is no evidence of takeover speculation affecting St.George’s pre announcement share price.

The quantum of the premium is more than $3.5 billion, suggesting that Westpac is effectively paying away the vast majority of quantified synergies to St.George shareholders (although there are a number of other anticipated revenue enhancements that should create substantial value over time if successfully executed). Having regard to all of these factors, Grant Samuel believes that the premium is appropriate. In other words, St.George shareholders receive a reasonable “share of the pie”.

Independent Expert’s Report (continued)

The subsequent decline in the Westpac share price has substantially reduced the value of the consideration and the apparent premium.

However, the critical factor is that the decline is not Westpac specific. Westpac has not announced any negative news about its own business. Further, as the analysis in Section 11.2 (and Section 10) shows, there has been a downwards rerating of the whole banking sector since 13 May 2008 and banking shares have fallen across the board. The extent of Westpac’s decline has been less than NAB’s and ANZ’s but greater than CBA’s.

The following observations are relevant to St.George shareholders:

•      the effective percentage premium is maintained to the extent that over the same period St.George’s share price would have fallen by as much as Westpac’s in the absence of the Westpac Proposal. Grant Samuel’s view is that this is likely to have been the case (but not necessarily for the same reasons as the prices would have been driven by different events and facts). This relativity is also important going forward. If economic conditions deteriorate or bank shares are rerated down and Westpac’s shares fall, the exchange ratio would remain fair (assuming there were no Westpac specific events) as both the likely stand alone trading price of St.George shares and the full underlying value range would move down in a similar fashion;

•      the decline in share prices reduces the absolute quantum of the premium but not to a major extent and certainly not to the point where it would not represent a full premium;

•      shareholders retain their full exposure to any recovery in bank share prices or banking markets through credit system growth or economic growth. Even if this recovery is sooner or stronger than anticipated (e.g. Scenario B in the DDM/DCF valuations), St.George shareholders will benefit through their holding in the merged group. In fact, their leverage to any such recovery is enhanced as a result of the premium being paid; and

•      the merged group will have a strong strategic position as the clear market leader in both banking and wealth management in Australia with a domestic retail focus that will appeal to investors. Its earnings growth prospects should be underpinned by the potential merger integration benefits that are expected to emerge over the next 2-5 years. St.George shareholders will have a 28% share of the merged group which gives a significant exposure to these upsides (while also having been paid for them through the premium).

11.4        Contributions Analysis

The Westpac Proposal is essentially a takeover offer involving a change of control. However, the proposal is entirely scrip and St.George shareholders will hold 28.1% of the merged group and will continue to have significant economic exposure to the upside of the business. The merged group will have no controlling shareholder and a widely dispersed share register (albeit that a change of control transaction for the enlarged Westpac is an extremely remote prospect).

An alternative to a conventional takeover approach is to examine the relative contributions of the two groups of shareholders compared to the share of the merged group that they will hold if the Westpac Proposal is implemented.

In the absence of the information required to estimate the full underlying value of Westpac, Grant Samuel has analysed the transaction in terms of the relative contributions of the market value, earnings (net profit after tax) and NTA.

Market Value Contributions

In the ordinary course, particularly for large companies, such as Westpac and St.George, with well traded shares and extensive analyst coverage, it is reasonable to assume that sharemarket values represent an objective market consensus as to value.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The following chart compares the relative market value contributed by St.George shareholders based on prices over the last 12 months compared to the 28.1% share of the merged group they will hold:

Source: IRESS and Grant Samuel analysis

The chart indicates that based on prices in the month or two prior to the announcement, St.George shareholders will hold an interest in the merged group that is approximately 4% greater than their contribution (i.e. 28% compared to 24%). This greater share is the corollary of the premium for control being offered by Westpac.

Looking further back in time (up to the end of 2007), St.George shareholders are not receiving any greater share than they contribute (i.e. there is no premium to St.George shareholders) but little weight should be placed on this time period as it reflects different circumstances. In view of the dramatic changes in the banking market, more recent prices are a better guide to the true value contributions.

Earnings Contributions

The following table compares the relative contributions of earnings made by St.George shareholders:

Relative Contributions of Earnings

	Cash Net Profit after Tax
Period	St.George ($ millions)	Westpac ($ millions)	St.George Contribution
12 months ended 31 March 2008	1,195	3,507	25.4%
Year ending 30 September 2008(77)	1,312	3,754	25.9%
Year ending 30 September 2009(77)	1,408	3,880	26.6%
Year ending 30 September 2010(77)	1,500	3,953	27.5%

Source: Brokers’ forecasts and Grant Samuel analysis

The analysis shows that at 25.4%, St.George shareholders’ contribution of earnings for the 12 months ended 31 March 2008 is less than the 28.1% share of the merged group that they receive.

(77)         Based on broker consensus forecasts (See Appendix E).

Independent Expert’s Report (continued)

St.George’s contribution to earnings increases in the 2008, 2009 and 2010 financial years (based on broker consensus forecasts which assume that additional equity is issued to fund growth), but is still below the 28.1% share of the merged group that St.George shareholders will receive under the Westpac Proposal.

The analysis is incomplete in so far as it does not consider whether St.George’s earnings warrant a higher (or lower) multiple than Westpac’s in any assessment of relative contribution (i.e. they are effectively attributed the same multiple). Historically, St.George has traded at higher prospective price earnings multiples than Westpac (and the other major banks) but it should be noted that the gap has contracted to much smaller levels during the past 2-3 years:

Source: IBES, IRESS and Grant Samuel analysis

Nevertheless, it provides a useful (if limited) perspective on the terms of the transaction and underlines the advantageous exchange ratio for St.George shareholders.

Net Tangible Asset Contributions

It is also relevant to consider relative contributions to NTA on the grounds that banking is essentially a capital based business. The following table compares the relative contributions of NTA made by St.George shareholders:

Relative Contributions of NTA

	St. George ($ millions)	Westpac ($ millions)	St. George Contribution

As at 31 March 2008(78)	5,017	14,086	26.3%

Source: Grant Samuel analysis

This analysis shows that, based on NTA as at 31 March 2008, St.George shareholders are contributing approximately 26.3% of merged group NTA, less than the 28.1% share of the merged group that they will receive.

(78)         NTA represents NTA available to ordinary shareholders and in the case of St.George excludes the book value of SAINTS and SPS.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

11.5        Alternatives

Alternative Offers

It is possible that an alternative superior offer could be made for St.George. It has a number of attributes that would make it an attractive candidate for potential acquirers including:

•      excellent retail franchise with better customer satisfaction ratings than any major bank in Australia;

•      a strong market position in New South Wales, the largest market in the country; and

•      a highly successful, vertically integrated wealth management business.

It could be of interest to both local institutions (e.g. the other three major banks) and, possibly, foreign banks (particularly those with existing interests in Australia). It is most likely to be of greatest interest to existing participants in the Australian banking market as they are:

•      best placed to be able to create the greatest synergies, particularly operating cost savings; and

•      place greater value on the market position because, at least for the other major banks, St.George’s market share when added to their own would give them a position of clear leadership in New South Wales (and South Australia).

On the other hand:

•      St.George has been “in play” virtually since the time it first listed in July 1992, and more particularly since July 2002, when the 10% shareholding limitation has been able to be amended by a special resolution of St.George ordinary shareholders. Both ANZ and NAB have previously held strategic stakes of 8.3% and 9.4% respectively. Yet despite all this “positioning”, Westpac is the only party to have made a formal offer in all of this time. Undoubtedly, some of these holdings have been defensive and there may well have been changing circumstances and priorities but at the very least it suggests others have had their chances and chosen, for whatever reason, not to proceed. A further four and a half months has elapsed since the announcement of the Westpac Proposal and no alternative bidder has come forward;

•      CBA may face very significant hurdles in gaining ACCC approval and has indicated that it has no interest in acquiring St.George;

•      both NAB and ANZ have effectively ruled out major acquisitions following their announcements of increased provisions for the year ending 30 September 2008. At their current price earnings multiples, both would face significant earnings per share dilution issues in acquiring St.George;

•      foreign banks face a number of challenges. The entire global banking sector is capital constrained with many overseas banks undertaking substantial rights issues just to shore up their existing balance sheets. They are likely to have other strategic imperatives for the use of scarce capital in the current climate. This makes cash offers problematic. However, scrip in an overseas company is unlikely to be highly attractive to many St.George shareholders. In any event, foreign banks (at least those without any existing Australian retail presence) are unlikely to be able to match the synergy benefits obtainable by an existing domestic competitor; and

•      it is arguable that Westpac is able to extract a greater level of synergies than the other three major banks, and, more particularly, will have a greater level of confidence in its ability to execute the integration. It has made the decision to retain St.George as a separate brand and business (at the customer level) which is potentially critical to the retention of the value inherent in the business (and being paid for through the offer terms) although the others could come to a similar decision. St.George management believes that the “fit” of the two retail networks is better than with the other major banks (although there will still be considerable

Independent Expert’s Report (continued)

overlap). Finally, as the Westpac CEO was previously the St.George CEO (for a period of five and a half years up to August 2007) there is an in depth knowledge of how St.George operates and where savings can be made without impacting frontline operations. It is also likely to result in lower perceptions by Westpac of execution risk.

All these factors suggest that an alternative superior offer is relatively unlikely. Nevertheless, it is still possible not least because counter bidders are likely to want to wait to see the scheme documentation disclosures. The Scheme Meeting is scheduled to be held on 13 November 2008 and it is open for any party to put forward a proposal prior to that date. There are no structural impediments to any party wishing to do so. The revised Merger Implementation Agreement now contains provision for the payment of a $100 million break fee by St.George if any of the directors of St.George change their recommendation or if a counter proposal is successful. This would not be a significant impediment to a counter proposal (it represents only approximately 0.5% of the value of St.George). While the Merger Implementation Agreement also contains no-shop and no-talk provisions, these do not prevent St.George from considering any superior proposals that may emerge. In addition, there is ample time available to put a proposal together prior to the meeting.

If a superior proposal is not put forward prior to the Scheme Meeting, the Westpac Proposal is, in Grant Samuel’s opinion, in the best interests of St.George shareholders.

Stand Alone Alternative

It is open to St.George shareholders to vote against the Westpac Proposal and pursue a “stand alone” strategy, continuing to operate as an independent banking and wealth management company.

One basis for this view might be that “now is not the time to sell”. Bank share prices have fallen dramatically over the past nine months (back to 2006 for the better performing banks and to much earlier levels in other cases) and price earnings multiples for banks are at lows not seen in over ten years. The outlook appears to be particularly gloomy with expectations of low asset growth, declining margins, falling confidence and increasing borrower stress. Equities markets are very weak which is affecting wealth management inflows and asset levels. Surely therefore, wouldn’t it be better to wait until the markets and the economy turns around (as they will inevitably, even if not for 2-3 years) and sell in more buoyant times at a much more attractive price? It might also be argued that in better times there might be greater interest from other banks in acquiring St.George (i.e. a more competitive process).

While there is some merit in these arguments:

•      the St.George share price is likely to fall substantially from current levels if the Westpac Proposal does not proceed. The DCF analysis calculated a “stand alone” value of $26.84-30.54 per St.George share which represents the following multiples:

St.George – Implied Multiples at $26.84-30.54

	Broker consensus cash net profit after tax	Price earnings multiple at
Period	($ millions)	$26.84	$30.54

Year ending 30 September 2008	1,312	11.6	13.2
Year ending 30 September 2009	1,408	10.8	12.3
Year ending 30 September 2010	1,500	10.1	11.6

However, Grant Samuel would expect St.George shares to trade at a discount to this DCF value in the absence of the Westpac Proposal. The value range was largely premised on Scenario A in the DDM analysis with no particular funding constraints relative to the major banks because an acquirer would be able to overcome them.

As a purely stand alone business St.George would be more likely to face some degree of funding constraint on the downside and a lower trading price would be appropriate. Prior to the announcement of the Westpac Proposal, St.George shares were trading at a price of

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

approximately $25-26 (adjusted for the interim dividend) and the market has declined subsequently. In the absence of any takeover speculation, Grant Samuel believes that St.George shares would be trading at less than $25.00; and

•      shareholders are exchanging all of their shares for equity in an expanded Westpac. The essential issue is therefore one of relative value rather than whether or not a higher absolute price could be achieved at some future date. Westpac’s share price performance is also likely to reflect the same drivers. A transaction at some future date may therefore not necessarily result in a better exchange ratio.

The considerations boil down to the trade off between the control premium (received up front through the advantageous exchange ratio) and the relative growth profile of the two businesses – a stand alone St.George and a merged Westpac/St.George.

One way of analysing the position is to compare the earnings growth differential between the two and the time frame that would be required for stand alone earnings per share to catch up with the position under the Westpac Proposal:

Relative Growth Breakeven

	Stand alone			Merged group

Equivalent cash earnings per St.George share for the year ending 30 September 2008 ($)	2.36	(79)		2.55	(80)

5% per annum growth in merged group earnings

Years to catch up if St.George earnings grow at 7% per annum (2% higher)			5 years

Years to catch up if St.George earnings grow at 8% per annum (3% higher)			3 years

Years to catch up if St.George earnings grow at 9% per annum (4% higher)			3 years

10% per annum growth in merged group earnings

Years to catch up if St.George earnings grow at 12% per annum			5 years

Years to catch up if St.George earnings grow at 13% per annum			3 years

Years to catch up if St.George earnings grow at 14% per annum			3 years

Source: Brokers’ reports and Grant Samuel analysis

The analysis shows that it is the relative levels of growth in St.George earnings and merged group earnings that is important, rather than the absolute level of growth. The number of years that it takes for St.George to reach the same level of earnings is the same under the 5% scenario as it is under the 10% scenario.

The analysis indicates that even if a stand alone St.George did grow at rates of 3-4% per annum higher than a merged Westpac/St.George it would take three years for St.George shareholders to have the same level of attributable earnings as they do under the Westpac Proposal.

It might be argued that St.George has better medium to longer term growth prospects than Westpac or a merged Westpac/St.George. The sheer size of Westpac and its national spread of operations mean it is more likely to be constrained by system growth. It also has significant operations in the lower growth New Zealand market. Broker consensus forecasts of earnings per share growth over the next two years show St.George growing at a slightly higher CAGR than Westpac and CBA (albeit lower than the other regional banks).

In contrast, St.George has:

•      shown superior earnings per share growth over a long period of time:

(79)         Based on broker consensus forecasts (see Appendix E).

(80)         Calculated as cash earnings per share for the year ending 30 September 2008 for the merged group of $1.95 multiplied by the exchange ratio of 1.31. The cash earnings per share for the merged group has been calculated based on broker consensus forecasts of cash net profit after tax for St.George and Westpac for the year ending 30 September 2008.

Independent Expert’s Report (continued)

Source: Company reports and Grant Samuel analysis

•      has potential to grow substantially in markets where it is still in the early stages of building out its presence (Queensland, Victoria, Western Australia);

•      is still developing its “middle market” corporate lending business; and

•      it is better positioned than the major banks in terms of customer approval ratings and is behind the other major banks in aspects such as product penetration.

On the other hand:

•        St.George’s earnings growth rate in the last 2-3 years has been much closer to the major banks and, more recently, less than CBA’s earnings growth;

•      there has been a dramatic change to the banking environment since mid 2007 and, in particular, reduced availability of wholesale funding and an increase in the cost of funds premium for lower rated banks. The differential in funding costs for A versus AA rated United States bank issues is illustrated below:

Source: Bloomberg

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

The differential has increased from an average of approximately 10 basis points from 2000 to mid 2007 to 70 basis points in August 2008. This increased cost of funds and intermittent access to debt markets (particularly overseas long term debt markets which St.George will need to tap to meet its 2009 financial year funding requirement) creates issues for a stand alone St.George both in terms of profitability and competitive position vis-à-vis the four major banks. Although St.George’s lower cost to income ratio enables it to remain competitive with the major banks despite higher funding costs, there will be an adverse impact on earnings growth relative to the major banks as older facilities are refinanced (even if the extreme premiums moderate) if the difficult wholesale markets continue for the next 1-2 years (as seems likely);

•      to achieve stronger growth, St.George will need to raise equity capital which will dilute its earnings per share growth (if earnings do not grow at a proportionately greater rate);

•      St.George’s future earnings growth may also be under pressure from:

•      increasing reinsurance costs. In addition, St.George’s captive mortgage insurer, SGIA, has made good profit contributions in recent years through higher returns from equity investments but the investment policy has now been changed to one with a lower risk profile; and

•      much weaker commercial property markets impacting asset growth. This industry was a major contributor to St.George’s Institutional & Business Banking business and it has a higher relative exposure than Westpac;

•      to the extent the St.George business is a higher growth business it will also contribute to higher growth in the merged Westpac/St.George (compared to a stand alone Westpac); and

•      broker consensus forecasts of earnings for the year ending 30 September 2008 do not include any synergy benefits. As these emerge over the next 2-5 years, they should make a material contribution to the earnings growth of the merged group.

On balance, Grant Samuel believes it would take well over five years for earnings to catch up. A stand alone strategy also entails higher risks for shareholders in terms of:

•      less diversification of assets; and

•      greater vulnerability to any further deterioration in wholesale funding markets.

11.6        Other Advantages and Benefits

There are a number of other advantages and benefits for St.George shareholders arising from the Westpac Proposal:

•      there will be an uplift in attributable cash earnings per share for St.George shareholders. Based on broker consensus forecasts for the year ending 30 September 2008 (which do not reflect any of the costs associated with, or synergies expected from, the Westpac Proposal), the uplift is in the order of 8% (from $2.36 to $2.55 per St.George share). Westpac has not disclosed any forecast earnings per share information, but has stated that:

•      pre tax cost savings equivalent to 20-25% of St.George’s cost base are expected to be generated by the year ending 30 September 2011 through aligning product processing operations and investing in technology, centralising corporate core functions, distribution savings and procurement and service contract savings; and

•      there is the potential for revenue synergies to be generated by the merged group as a result of the broader distribution base, broader range of products and expanded capability in wealth management, insurance and institutional banking,

Independent Expert’s Report (continued)

Broker consensus forecasts for the years ending 30 September 2009 and 2010 (including these synergies) indicate an uplift in attributable cash earnings per share for St.George shareholders of 11.7% and 19.5% respectively;

•      St.George shareholders are likely to enjoy an uplift in dividends per share. While no information on merged group dividends is provided in the Scheme Booklet, analysis by Grant Samuel based on broker consensus forecasts of merged group earnings per share and assuming a dividend payout ratio of 70% (consistent with Westpac’s current dividend payout ratio) indicates a small uplift in dividends per share of 2.4% in the year ending 30 September 2010;

•      the risk exposure will be lower because of the much larger and more diversified asset base and business mix of the merged group compared to St.George stand alone; and

•      Westpac is rated AA by Standard & Poor’s. It is expected that the merged group will retain this rating. This will reduce the vulnerability of the bank in what are clearly uncertain times. Similarly, the higher proportion of funding from customer deposits will also reduce risk.

These factors relate not just to the cost of funds but also to the ability to secure funding at all. While wholesale credit market conditions appear to have not deteriorated in the last 2-3 months, they are still vulnerable to rapid adverse change. There can be no confidence that conditions will improve further in the short term or remain stable over the medium term.

11.7        Disadvantages and Risks

Disadvantages and risks arising from the Westpac Proposal include the following:

•      exposure to specific business risks inside Westpac such as:

•      the differing nature and scope of its business operations. Westpac has a different mix of financial market trading businesses to St.George as well as significant operations in institutional banking (which is characterised by a small number of large customers), underwriting and general insurance (manufacturing rather than just distribution), all of which expose St.George shareholders to different risks than they are currently exposed to;

•      exposure to the New Zealand market. Westpac generates approximately 15-20% of its after tax profit from its operations in New Zealand (including retail and institutional banking). St.George has no exposure to the New Zealand market. New Zealand is facing a substantial slowdown in economic growth in 2008 as a result of a slowing housing market, drought, high interest rates and rising inflation which have eroded consumer and business confidence. These conditions are likely to flow through into lower earnings and increased bad debts from Westpac’s New Zealand operations;

•      large specific bad debts. Westpac has announced that it does not have the same level of exposure to the kinds of loans that have forced NAB and ANZ to announce significant increases in provisions and write downs for the year ending 30 September 2008. Westpac does have a small collateralised debt obligation portfolio but has publicly announced that this portfolio has experienced no measurable impact on earnings. However, all banks are exposed to varying degrees to increasing levels of bad debts and Westpac does have exposure to the weak commercial property (an issue for ANZ in its recent announcement) and New Zealand markets. On the other hand, Standard & Poor’s confirmed Westpac’s AA stable outlook on 29 July 2008 after a review of its likely credit losses in the short to medium term;

•      its legacy information technology systems which Westpac is in the process of reviewing and in which it expects to make significant investment over the next three to five years (50-60% above current spending levels). This will add complexity and risk to the integration process;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

•      third party relationships with franchisees (within the RAMS business) and BTIM (through a licence agreement) create additional risks as poor performance or termination of the franchise agreements or the licence agreement may impact revenue and cause brand damage; and

•      contingent liability risks. Westpac is involved in a number of actual or potential claims and proceedings in the ordinary course of its business (including tax related issues) that have not been determined and for which no provision has been made in its balance sheet because the outcome is uncertain or it is not possible to estimate the potential impact. Material adverse findings could impact Westpac’s earnings.

These are the unavoidable risks in any business combination but:

•      Westpac is subject to the disclosure requirements of the ASX; and

•      St.George undertook a two week due diligence (admittedly relatively high level) investigation of Westpac and concluded that there was nothing that came to its attention that was likely to have a material impact on Westpac’s share price;

•      the acquisition of St.George is a very substantial transaction for Westpac, increasing total assets by 34% and shareholders’ funds by 40%. The merged group will be Australia’s leading provider of residential loans and will have the largest wealth management platform in Australia. It will be critical that St.George is integrated effectively into Westpac. In particular, the integration of the information technology systems of St.George and Westpac is complex and risky, and will require significant investment of time and resources. St.George is a very substantial business and will represent a significant proportion of the merged group’s operations. The scale of the integration task is much larger than in any of the other recent bank transactions. The integration could also be impacted by loss of key personnel and by differences in the culture of St.George and Westpac.

Cost savings need to be realised without destroying the St.George (customer facing) business and its distinct culture. This will be a demanding and delicate task. The history of bank acquisitions over the past 15 years does not provide a high level of confidence that this can be achieved. In particular, the Westpac acquisitions of Challenge Bank and Bank of Melbourne resulted in very substantial losses of customers and goodwill. However, there are grounds for believing the Westpac Proposal may be more successful:

•      Westpac is adopting a different model, leaving St.George to operate largely as a separate business (for retail and business banking) under its own brand and with no net reduction in branches or ATMs. This should minimise customer alienation; and

•      the Westpac CEO was previously the CEO of St.George (until August 2007) and therefore has an in depth understanding of the business and its culture. Indeed, she has been introducing many of St.George’s approaches and philosophies into Westpac since her appointment.

Nevertheless, a substantive risk remains:

•      the two brand strategy is being attempted on a scale much larger than it has been in any other banking transaction. In addition, it is clear that, for many customers, the attraction of St.George is its smaller size and independence from the major banks and the positioning of St.George under the Westpac umbrella will have to be carefully managed; and

•      the CEO is only one person. In reality, the day-to-day responsibilities of integration and future management will lie with the broader senior executive team; and

•      because St.George shareholders are being offered Westpac scrip and not cash for their St.George shares, the value of the consideration that they will receive on implementation is uncertain as it will depend on the price of Westpac shares at the time and there may be short

Independent Expert’s Report (continued)

term volatility in the Westpac share price after the issue of new Westpac shares. However, this should only be of concern if St.George shareholders decided to sell their Westpac shares in the short term.

These risks are reflected in the Westpac share price. If the Westpac Proposal was assumed to be successfully implemented and the synergies fully realised there would be a case for a materially higher Westpac share price than $23.00-25.50.

In Grant Samuel’s opinion while these disadvantages and risks are not inconsequential they are not significant enough to change the conclusion that the Westpac Proposal is in the best interests of St.George shareholders in the absence of a superior proposal.

11.8        Other

Transaction Costs

St.George has estimated that the total transaction costs of the Westpac Proposal will be approximately $40 million. These costs are one off costs and are not material in the overall context of St.George.

Of the total transaction costs, approximately $20 million will have been incurred or committed at the time that St.George shareholders vote on the Westpac Proposal. Therefore, the additional transaction costs that will be incurred if the Westpac Proposal proceeds are approximately $20 million. Total transaction costs represent approximately 0.3% of the current market capitalisation of St.George.

Ineligible Overseas Shareholders

Ineligible overseas shareholders will not receive Westpac shares. They will have the Westpac shares that would have otherwise been issued to them issued to a nominee who will sell the shares and distribute to the ineligible overseas shareholders the net proceeds from the sale. They may also have to pay tax on any profit on the disposal of their St.George shares (in their country of residence). However:

•      their Westpac shares will be sold for market value;

•      they can acquire Westpac shares through the ASX if they wish to retain an exposure to the merged group; and

•      shareholders representing only approximately 0.19% of St.George’s issued capital are expected to be impacted by these provisions.

11.9        SAINTS Holders

Background

SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) are non cumulative, redeemable and convertible preference shares in St.George. St.George issued 3.5 million SAINTS at a face value of $100 each on 13 August 2004. The key terms of the SAINTS are:

•      they are entitled to a preferred, floating rate fully franked dividend equal to 70% of the sum of the 90 day BBSW plus a margin of 1.35%. Dividends are paid quarterly in arrears on 20 November, 20 February, 20 May and 20 August each year. The applicable 90 day BBSW is the 90 day BBSW applying on the first business day of each dividend period. Payment of dividends is at the directors’ discretion and is subject to a number of conditions;

•      they are perpetual and have no maturity. St.George may require exchange on or after 20 November 2014. If St.George does not exchange the SAINTS by 20 November 2014, the

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

margin will be increased by one time step up of 1.00% (to 2.35%) per annum until the SAINTS are exchanged; and

•      on exchange, St.George may:

•      convert the SAINTS into St.George ordinary shares. The rate at which SAINTS convert into ordinary shares is calculated by reference to the VWAP of ordinary shares during the 20 business days preceding the exchange date less a discount of 2.5%, subject to a maximum conversion number of 400 ordinary shares for every SAINTS;

•      redeem, buy back or cancel the SAINTS for their face value of $100 each (subject to prior approval by APRA); or

•      any combination of the above.

The SAINTS were listed on the ASX on 16 August 2004. The closing price on the first day of trading was $101.00. The trading price of SAINTS since listing is illustrated below:

Source: IRESS

From listing in August 2004 until the end of January 2008, SAINTS traded at a slight premium to their face value of $100, presumably reflecting an allowance for the value of the accumulating dividends and reducing investor credit risk margin requirements. The subsequent fall in the SAINTS price to below face value reflects the impact of the global credit crisis on risk premiums and a view that a higher premium was now required by investors to compensate for the risk of investing in SAINTS. The risk premium on the SAINTS is fixed at 1.35% above the 90 day BBSW. By way of illustration, Westpac’s July 2008 issue of Westpac SPS was priced at a risk premium of 2.4% above the 90 day BBSW (despite Westpac’s higher AA credit rating).

Analysis and Conclusion

Under the Westpac Proposal, SAINTS holders will receive $100 cash for each SAINTS held. SAINTS holders will also receive the quarterly fully franked dividend of $1.52 per SAINTS for the period from 20 August 2008 to 20 November 2008 (to be paid on 20 November 2008) and any stub dividend that accrues between 20 November 2008 and implementation of the Westpac Proposal. The Westpac Proposal is currently expected to be implemented on 1 December 2008.

If the Share Scheme is approved but the SAINTS Scheme is not, Westpac has indicated that it will compulsorily acquire the SAINTS at some later date. The consideration that would be offered and

Independent Expert’s Report (continued)

the timing of any compulsory acquisition are uncertain (although under the Corporations Act, Westpac has six months to commence the compulsory acquisition process and that process will take a statutory minimum of one month).

The consideration of $100 per SAINTS represents the following premiums to the price at which SAINTS traded in the period prior to the announcement of the Westpac Proposal:

Westpac Proposal – Implied Premiums at Announcement

Date/Period	SAINTS Price/VWAP	Premium
Closing price on 9 May 2008(81)	$94.95	5.3%
1 week VWAP to 9 May 2008	$94.73	5.6%
1 month VWAP to 9 May 2008	$94.72	5.6%
3 month VWAP to 9 May 2008	$95.24	5.0%

Source: IRESS and Grant Samuel analysis

The consideration of $100 per SAINTS represents a 1.0% premium to the price of the SAINTS of $99.00 on 15 September 2008, although these current prices would almost certainly not be sustained in the absence of the Westpac Proposal.

In Grant Samuel’s opinion, the Westpac Proposal is in the best interests of St.George’s SAINTS holders. The reasons for Grant Samuel’s opinion are summarised below:

•      the exchange is at face value of $100 per SAINTS (which is equivalent to underlying value) and is therefore fair to SAINTS holders. As it is fair it is also reasonable;

•      the proposed consideration of $100 per SAINTS represents a premium to the trading price of the SAINTS prior to the announcement of the Westpac Proposal. In the absence of the Westpac Proposal or an alternative proposal, the SAINTS price is likely to revert to pre announcement levels of around $95.00;

•      the exchange for face value is in accordance with the terms of the SAINTS (albeit earlier than the terms of the SAINTS contemplated);

•      the Westpac Proposal provides the opportunity for security holders to cash out of what would otherwise be a perpetual security (with exchange at St.George’s option only) at above the price that they would be able to obtain through selling their SAINTS on market and reinvest the funds at current risk margins (which are higher than they were when the margin for the SAINTS was set in August 2004);

•      while some SAINTS holders may realise a capital gain as a result of the Westpac Proposal, they will have received a cash payment from which any capital gains tax can be paid; and

•      if the SAINTS Scheme is not approved and the SAINTS are compulsorily acquired by Westpac, there is no guarantee that the consideration offered would be at or above face value and the consideration would certainly be received at a later point in time than if the SAINTS Scheme is approved.

11.10      Award Optionholders

Background

Under the Executive Performance Share Plan, St.George has granted certain executives award options (nil exercise price options) to acquire St.George shares on a one for one basis, subject to satisfaction of certain performance and tenure hurdles. In addition, executives can choose to have St.George shares issued on exercise of award options subject to disposal restrictions of nil, three,

(81)         Last day of trading prior to the suspension of shares pending the announcement of the Westpac Proposal.

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four or 10 years from the date the original award option was granted. As at 15 September 2008, there were 632,627 award options held by 100 award optionholders.

Under the Westpac Proposal, award options (other than those held by excluded award optionholders(82)) will be cancelled in exchange for the issue or transfer of 1.31 Westpac shares for each award option:

•      where the award options are unvested immediately prior to the implementation date (expected to be 1 December 2008), the Westpac shares will be issued or transferred under the Westpac Restricted Share Plan. These Westpac shares will not be subject to any performance hurdles, but will be subject to a vesting period during which the Westpac shares must remain in the Westpac Restricted Share Plan. The vesting period for each award option will replicate the tenure hurdles that applied to the award options. The Westpac shares will vest provided that the award optionholder remains in employment with Westpac until the end of the vesting period. Award optionholders will not be able to trade Westpac shares held in the Westpac Restricted Share Plan until the vesting period ends;

•      where award options have vested (but have not been exercised to acquire St.George shares) prior to the implementation date, the Westpac shares will be issued directly to the award optionholder and will not be subject to any restrictions; and

•      where award options have vested and been exercised to acquire St.George shares but the executive has elected that the St.George shares acquired remain under a disposal restriction for a period of up to 10 years from the date of the original grant of the award options, the St.George shares will participate in the Westpac Proposal in the same manner as other St.George shareholders and there will be no disposal restrictions on the Westpac shares received (other than as set out in any employee share trading policy or applicable laws that may apply to executives from time to time).

If the Share Scheme is approved but the Option Scheme is not, Westpac has indicated that it will compulsorily acquire the award options at some later date. The consideration that would be offered and the timing are uncertain (although under the Corporations Act, Westpac has six months to commence the compulsory acquisition process and that process will take a statutory minimum of one month).

In Grant Samuel’s opinion, the Westpac Proposal is in the best interests of St.George’s award optionholders. The reasons for Grant Samuel’s opinion are set out below:

•      award options are exercisable into St.George shares on a one for one basis and will be converted into Westpac shares on the basis of 1.31 Westpac shares for each award option held. This results in award optionholders having the same number of Westpac shares that they would have had if they had exercised (or been able to exercise) their award options today and participated in the Westpac Proposal. In other words, award optionholders are being treated the same way as St.George shareholders and the same analysis and conclusions that apply to St.George shareholders (as set out in Sections 10 and 11 of this report) also apply to award optionholders. As Grant Samuel has concluded that the Westpac Proposal is in the best interests of St.George shareholders it is therefore also in the best interests of award optionholders;

•      the terms of the award options and the Westpac shares that will be issued or transferred under the Westpac Proposal are identical in that:

•      the shares are not transferred to the award optionholder until the end of the vesting period and the award optionholder must remain an employee until the end of the vesting period; and

(82)                            Excluded award optionholders are eight senior executives of St.George and one former senior executive of St.George who hold award options and executive options. These persons have entered into individual deeds to have their award options and executive options cancelled in exchange for Westpac shares and are not part of the Option Scheme.

Independent Expert’s Report (continued)

•      in the interim, in relation to deferred short term incentive awards, the award optionholder remains entitled to receive dividends following one year after the grant in relation to the Westpac shares (even though the shares have not vested).

The Westpac Proposal is beneficial to award optionholders whose award options have not vested and are subject to performance hurdles as these performance hurdles will effectively be waived (i.e. the Westpac shares will only be subject to any tenure hurdle and will not be subject to any performance hurdles that existed in relation to the award options). Award optionholders who elected that the St.George shares acquired on exercise of award options remain under a disposal restriction will also benefit as there will be no disposal restrictions on the Westpac shares received (other than as set out in any employee share trading policy or applicable laws that may apply to executives from time to time);

•      while there are some adverse tax implications for award optionholders with unvested award options or vested award options that have not been exercised to acquire St.George shares on implementation in that they will not have received any cash payment yet they will have to pay income tax or capital gains tax on the Westpac shares issued or transferred to them, in Grant Samuel’s opinion, this disadvantage does not outweigh the advantages of the Westpac Proposal for award optionholders; and

•      if the Option Scheme is not approved and the award options are compulsorily acquired by Westpac, the consideration that would be paid must be in the form of cash (rather than Westpac shares) and there is no guarantee that the consideration offered would to equivalent to or greater than the consideration offered under the Westpac Proposal. The consideration would also be received at a later point in time than if the Option Scheme is approved.

11.11      Taxation Issues

The analysis set out below outlines the major tax consequences of the Westpac Proposal and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the Westpac Proposal for securityholders. Further details on the taxation consequences of the Westpac Proposal for Australian resident securityholders are set out in the Scheme Booklet. In any event, the taxation consequences for securityholders will depend upon their individual circumstances. If in any doubt, securityholders should consult their own professional adviser.

St. George Shareholders

As St.George did not list on the ASX until July 1992, all St.George shareholders will have acquired their St.George shares after 19 September 1985, and would ordinarily realise a capital gain or a capital loss on the disposal of their St.George shares.

St.George has requested a class ruling from the Australian Taxation Office confirming the taxation implications of the Westpac Proposal for St.George shareholders. Scrip for scrip rollover relief should be available to most Australian resident shareholders that exchange their St.George shares for shares in Westpac. This will defer the taxation on any capital gain until the Westpac shares are disposed of. If a capital loss would have been realised, rollover relief will not be available and a capital loss will crystallise.

SAINTS Holders

The transfer of SAINTS to Westpac will be a capital gains tax event for SAINTS holders who are Australian residents. SAINTS holders will make a capital gain to the extent that the capital proceeds received for their SAINTS are greater than the cost base of their SAINTS or make a capital loss to the extent that the capital proceeds are less than the reduced cost base of their SAINTS. The capital proceeds should be equal to $100 for each SAINTS although any stub dividend received may also form part of the capital proceeds. Individuals, complying superannuation entities and trustees who have held their SAINTS for at least 12 months prior to implementation should be entitled to discount the amount of any capital gain (after the application of any capital losses) by 50% for individuals and trustees and 33 1/3% for complying

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superannuation entities. If the stub dividend does form part of the capital proceeds, any capital gain should be reduced by the amount of the stub dividend as the stub dividend will also be included in SAINTS holders’ assessable income as a dividend. There will be no reduction in capital proceeds in relation to any stub dividend if a SAINTS holder makes a capital loss.

Award Optionholders

The taxation implication of the Westpac Proposal for award optionholders depends on whether:

•      the award options have vested and been exercised to acquire St.George shares prior to the implementation date; and

•      the award optionholder elected to pay tax in the year in which the award options were received (under Section 139E of the Income Tax Assessment Act 1936) (referred to as “paying tax up front”).

In relation to unvested award options or vested award options that have not been exercised to acquire St.George shares:

•      where tax was not paid up front, the value of the Westpac shares received will be taxed as ordinary income in the 2009 financial year at the award optionholder’s marginal rate of tax. A further capital gain or capital loss will arise when the Westpac shares are subsequently disposed of (based on the change in value of the Westpac shares from the implementation date to the date of disposal). Award optionholders who have held their award options for at least 12 months prior to implementation should be entitled to discount the amount of any capital gain (after the application of any capital losses) by 50%;

•      where tax was paid up front, a capital gain should arise on the implementation date equal to the value of the Westpac shares received less the cost base of the award options (where the cost base of the award options equals the market value of St.George shares at the date of the grant). Award optionholders who have held their award options for at least 12 months prior to implementation should be entitled to discount the amount of any capital gain (after the application of any capital losses) by 50%; and

•      award optionholders will realise a capital loss where the Westpac shares received are subsequently disposed of or forfeited at a lower price.

In relation to vested award options that have been exercised to acquire St.George shares subject to a disposal restriction:

•      where tax was not paid up front, no tax should be payable until the earlier of disposal of the Westpac shares, termination of the executive’s employment with St.George and Westpac or 10 years from the grant of the award options; and

•      where tax was paid up front, scrip for scrip rollover relief should be available as set out above.

11.12      Securityholder Decision

The decision whether to vote for or against the Westpac Proposal is a matter for individual securityholders based on each securityholder’s views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from securityholder to securityholder. If in any doubt as to the action they should take in relation to the Westpac Proposal, securityholders should consult their own professional adviser.

Similarly, it is a matter for individual securityholders as to whether to buy, hold or sell securities in St.George, Westpac or the merged group. This is an investment decision independent of a decision on whether to vote for or against the Westpac Proposal upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard.

Independent Expert’s Report (continued)

12           Qualifications, Declarations and Consents

12.1        Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services, manages specialist funds and provides marketing and distribution services to fund managers. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 400 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Jaye Gardner BCom LLB (Hons) CA SF Fin and Stephen Wilson MCom (Hons) CA (NZ) SF Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Jacoline Bekker MBA MCom CA (SA), Chapman Li BCom AIAA and Nooshin Valmadre MBA BEc LLB assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

12.2        Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Westpac Proposal is in the best interests of relevant securityholders. Grant Samuel expressly disclaims any liability to any St.George securityholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by St.George and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

Grant Samuel has had no involvement in St.George’s due diligence in relation to the Scheme Booklet and does not accept any responsibility for the completeness or reliability of that process which is the responsibility of St.George.

12.3        Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with St.George or Westpac that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Westpac Proposal.

Grant Samuel group executives hold parcels of shares in St.George and Westpac totalling approximately 10,000 and 5,000 shares respectively.

Grant Samuel had no part in the formulation of the Westpac Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $1.8 million for the preparation of this report. This fee is not contingent on the outcome of the Westpac Proposal. Grant Samuel’s reasonable out of pocket

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expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by ASIC on 30 October 2007.

12.4        Declarations

St.George has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be caused by any conduct involving negligence or wilful misconduct by Grant Samuel. St.George has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by St.George are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to St.George and its advisers. Advance drafts of Sections 8 and 10 were also provided to Westpac. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

12.5        Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to shareholders of St.George. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

12.6        Other

The accompanying letter dated 29 September 2008 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

29 September 2008

Independent Expert’s Report (continued)

Appendix A

Selection of Discount Rates

1      Overview

The following discount rates have been selected by Grant Samuel to apply to the forecast dividends and nominal after tax cash flows of St. George’s business operations:

St.George - Discount Rates

Business Operation	Discount Rate
Banking	11.0-12.0%
Wealth Management	12.5-13.5%

Different discount rates have been selected for each business because they have differing risk profiles.

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no “correct” discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel’s experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary “hurdle rates” which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome or shortcomings of applying any particular theoretical model.

The discount rates that Grant Samuel has adopted are reasonable relative to the rates derived from theoretical models. The discount rates represent an estimate of the cost of equity capital appropriate for these assets. This is the relevant rate to apply to dividends and geared after tax cash flows.

The cost of equity has been derived from application of the Capital Asset Pricing Model (“CAPM”) methodology. The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model. For example:

•      the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past;

•      the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency;

•      the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being calculated and may operate in widely varying markets;

•      parameters such as the risk premium are based on subjective judgements; and

•      there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a “classical” tax system. Australia’s system of dividend imputation has a significant impact on the measurement of net returns to investors.

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The following sections set out the basis for Grant Samuel’s determination of the discount rates for St.George’s business operations and the factors which limit the accuracy and reliability of the estimates.

2              Definition and Limitations of the CAPM

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as Australian government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium).

Systematic risk is affected by the following factors:

•      financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk;

•      cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and

•      operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs.

CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate.

The formula for deriving the cost of equity using CAPM is as follows:

Re :	=	Rf + Beta (Rm – Rf)

where

Re	=	the cost of equity capital;
Rf	=	the risk free rate;
beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in

Independent Expert’s Report (continued)

general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The model, while simple, is based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

•      Risk Free Rate

Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official “risk free” rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the United States. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the United States, there are deeper markets for longer term bonds. The 30 year bond rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice.

Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for these assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

•      Market Risk Premium

The market risk premium (Rm - Rf) represents the “extra” return that investors require to invest in equity securities as a whole over risk free investments. This is an “ex-ante” concept. It is the expected premium and as such it is not an observable phenomenon. The historical premium is therefore used as a proxy measure. The premium earned historically by equity investments is calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame.

In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited but indicate that the long run average premium has been in the order of 6% using a geometric average

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(and is in the order of 8% using an arithmetic average) measured over more than 100 years of data(1). Even an estimate based over a very long period such as 100 years is subject to significant statistical error. Given the volatility of equity market returns it is only possible to state that the “true” figure lies within a range of approximately 2-10% at a 95% confidence level (using the geometric average).

In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, there are arguments being put forward at the present time that the risk premium is now lower than it has been historically. This view is reflected in the recent update of the Officer Study (2) which indicates that (based on the addition of 17 years of data to 2004) the long term arithmetic average has declined to 7.17% from 7.94%.

In practice, market risk premiums of 5-7% are typically adopted in Australia.

•              Beta Factor

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company’s relative risk does change over time.

The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no “correct” beta. For example:

•      over the last three years, St.George’s beta as measured by the Australian Graduate School of Management (“AGSM”) has varied between 0.77 and 1.18, and in June 2008 was measured at 1.18; and

•      the standard error of the AGSM’s estimate of St.George’s beta has generally been in the order of 0.2 meaning that for a beta of, say, 0.95, even at a 68% confidence level, the range is 0.75 to 1.15.

•              Specific Risk

The discount rate is designed to be applied to “expected cash flows” which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.

However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows.

(1)     See, for example, R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., “Share Market and Portfolio Theory: Readings and Australian Evidence” (second edition), University of Queensland Press, 1989 (“Officer Study”) which was based on data for the period 1883 to 1987 and therefore was undertaken prior to the introduction of dividend imputation in Australia.

(2)     Gray, S. and Officer, R.R., “A Review of the Market Risk Premium and Commentary on Two Recent Papers: A Report prepared for the Energy Networks Association”, August 2005.

Independent Expert’s Report (continued)

3              Calculation of the Cost of Equity

3.1          Risk-Free Rate

Grant Samuel has adopted a risk free rate of 5.8% for St. George’s business operations. This is consistent with the current yield to maturity on ten year Australian Government bonds.

3.2          Market Risk Premium

A market risk premium of 6% has been assumed. Grant Samuel has consistently adopted a market risk premium of 6% and believes that, particularly in view of the general uncertainty, this continues to be a reasonable estimate. It is

•      not statistically significantly different to the premium suggested by the historical data;

•      similar to that used by a wide variety of analysts and practitioners (typically in the range 5-7%); and

•      the same as that adopted by most regulatory authorities in Australia.

Some research analysts and other valuers may use even lower premiums. Overall, Grant Samuel believes 6% to be a reasonable, if not conservative, estimate.

3.3          Beta Factors

Grant Samuel has adopted the following beta factors for the purposes of this report:

Equity Beta Factors

Business operation	Low	High

Banking	1.0	0.9
Wealth Management	1.3	1.1

Grant Samuel has considered the beta factors for a wide range of banking and wealth management companies in determining an appropriate beta for St.George’s business operations. The betas have been calculated on two bases, relative to the Australian Stock Exchange (“ASX”) and relative to the Morgan Stanley Capital International Developed World Index (“MSCI”), an international equities market index that is widely used as a proxy for the global stockmarket as a whole. Where a company is extensively traded by global investors it can be argued that the regression against the MSCI is more relevant but:

•      this depends on who the “price setting” investors are; and

•      it raises the issue as to whether a global risk premium is also appropriate and, if so, what that global premium is.

Put another way, there is no simple, universal answer.

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Banking

A summary of betas for selected comparable listed companies in the banking industry is set out below:

Equity Beta Factors for Selected Listed Banking Companies (June 2008)

	Market Capital-	Monthly Observations over 4 years			Weekly Observations over 2 years
	isation(3)		Bloomberg(5)		Bloomberg
Company	(A$ millions)	AGSM(4)	Local Index	MSCI(6)	Local Index	MSCI
St.George	15,350.3	1.18	1.12	1.25	1.04	0.94

Major banks
CBA	55,672.2	0.95	1.00	1.12	0.99	0.85
Westpac	43,852.1	0.96	0.99	1.03	1.02	0.90
NAB	38,615.1	0.87	0.93	1.11	0.93	0.76
ANZ	34,427.0	0.76	0.87	0.88	0.97	0.81
Minimum		0.76	0.87	0.88	0.93	0.76
Maximum		0.96	1.00	1.12	1.02	0.90
Median		0.91	0.96	1.07	0.98	0.83
Weighted average		0.90	0.96	1.05	0.98	0.83

Regional banks
Bendigo and Adelaide	2,965.4	0.89	0.83	0.88	1.17	1.23
Bank of Queensland	2,222.7	0.91	0.92	1.05	0.98	0.86
Median		0.90	0.88	0.97	1.08	1.05
Weighted average(7)		0.90	0.87	0.95	1.09	1.07

Source: AGSM, Bloomberg, IRESS

The table indicates that banking companies generally have betas at or below 1.0, indicating less risk than the overall market. However, caution is warranted in selecting a beta for St.George’s banking business:

•      St.George’s beta varies depending on the measurement source (its AGSM beta is 0.96 compared to Bloomberg betas of 1.12 and 1.04) and, as discussed earlier, has varied significantly over time (AGSM betas have ranged from 0.77 to 1.18 over the last three years). It is necessary therefore to consider the other comparable companies;

•      individual company betas from the same source and/or for the same period) fall within a similar range. For example, for the major banks, AGSM betas range from 0.76 to 0.96 and Bloomberg four year local index betas range from 0.87 to 1.00, although the tighter range of the Bloomberg four year betas results in a higher median and weighted average (0.96 from Bloomberg and 0.91 from AGSM). Bloomberg two year local index betas are also reasonably consistent in the range 0.93 to 1.02 (with a median and weighted average of 0.98); and

(3)     Based on share prices as at 15 September 2008 except for St.George, which is based on its share price on 9 May 2008, the day prior to the suspension of St.George shares pending the announcement of the Westpac Proposal.

(4)     The beta factors have been calculated by the AGSM as at 30 June 2008 over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded.

(5)     Bloomberg betas have been calculated up to 30 June 2008. Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel’s view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg “adjusted” betas.

(6)     MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

(7)     Weighted by market capitalisation.

Independent Expert’s Report (continued)

•      all of the listed banks (except for Bank of Queensland) have significant wealth management operations, which represent 5% (ANZ) to 15% (CBA) of after tax cash earnings. Wealth management businesses have higher systematic risk which results in higher betas than would be expected for “pure” banking businesses (refer to the table below).

Systematic risk has increased following the global credit crisis and increased sharemarket volatility and this is reflected in higher betas than would be expected (on average) over the long term. The table below shows the betas for the same companies as at 30 June 2007 (prior to the global credit crisis):

Equity Beta Factors for Selected Listed Banking Companies (June 2007)

	Market	Monthly Observations			Weekly Observations
	Capital-	over 4 years			over 2 years
	isation		Bloomberg		Bloomberg
	(A$		Local		Local
Company	millions)	AGSM	Index	MSCI	Index	MSCI
St.George	18,787.7	0.95	0.94	0.87	0.86	0.70

Major banks
CBA	71,857.2	0.60	0.79	0.86	0.80	0.72
NAB	66,402.7	0.53	0.72	0.80	0.81	0.64
Westpac	48,196.2	0.82	0.90	0.76	0.95	0.76
ANZ	53,641.3	0.66	0.83	0.64	1.02	0.74
Minimum		0.53	0.72	0.64	0.80	0.64
Maximum		0.82	0.90	0.86	1.02	0.76
Median		0.63	0.81	0.78	0.88	0.73
Weighted average		0.64	0.81	0.78	0.88	0.72

Regional banks
Bendigo Bank	2,104.5	0.79	0.81	0.60	1.11	1.25
Bank of Queensland	1,842.8	0.88	0.92	1.03	0.88	0.58
Median		0.84	0.87	0.82	1.00	0.92
Weighted average		0.83	0.86	0.79	1.01	0.96

Source: AGSM, Bloomberg, IRESS

The banking company betas as at 30 June 2007 are consistently lower than they are currently, although it is also questionable whether, in hindsight, betas at these levels are sustainable given the extended period of benign conditions for Australian banks.

Taking all of these factors into account, Grant Samuel believes that a beta in the range 0.9-1.0 is a reasonable estimate of the appropriate beta for St.George’s banking operations.

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Wealth Management

A summary of betas for selected comparable listed companies in the wealth management industry is set out below:

Equity Beta Factors for Selected Listed Wealth Management Companies

	Market	Monthly Observations			Weekly Observations
	Capital-	over 4 years			over 2 years
	isation(8)		Bloomberg		Bloomberg
	(A$		Local		Local
Company	millions)	AGSM	Index	MSCI	Index	MSCI
Financial Services

AMP	12,805.2	0.92	0.92	0.94	1.13	0.98
AXA	9,082.0	1.17	1.08	1.18	1.20	1.28
Median		1.05	1.00	1.06	1.16	1.13
Weighted average		1.02	0.99	1.04	1.16	1.10

Funds Management(9)
Perpetual	1,904.6	1.32	1.23	1.35	1.09	1.09
AWM	838.0	2.35	1.67	1.96	1.23	1.07
HFA	484.9	na	nc	nc	1.41	1.05
Count	398.2	2.07	1.44	1.71	0.93	0.95
IOOF	376.0	0.81	0.75	0.85	1.08	1.09
Treasury Group	177.2	1.71	1.52	1.66	1.04	0.09
Minimum		0.81	0.75	0.85	0.93	0.91
Maximum		2.35	1.67	1.96	1.41	1.09
Median		1.71	1.44	1.66	1.08	1.06
Weighted average		1.65	1.32	1.49	1.14	1.06

Source: AGSM, Bloomberg, IRESS

The table shows outcomes that suggest it is difficult to determine a reliable beta for St.George’s wealth management business:

•      individual company betas (from the same source) fall in a very wide range. For example, AGSM betas range from 0.81 (IOOF) to 1.71 (Treasury Group) and up to 2.35 (AWM) although this should be treated as an outlier;

•      the Bloomberg two year betas for funds management companies are generally lower than the four year betas (although the two year betas for the financial services companies AMP and AXA are higher). The reason for this is unclear, although it indicates that wealth management companies have been slightly less volatile over this shorter period, despite increased volatility in the market over the last 12 months. However, the longer term measures may be more reflective of the true risks of the wealth management industry; and

•      none of the listed companies is directly comparable to St.George’s wealth management business (in terms of size and activities). The most comparable company, Plan B, has only been listed since July 2007 and does not have sufficient observations to allow meaningful analysis. It is also significantly smaller than St.George’s wealth management business. The most comparable company from the table above is probably IOOF, although its betas are considerably lower than those of all of the other listed wealth management companies.

Intuitively, it would be expected that a wealth management company would have a beta greater than 1.0 as its performance is inextricably linked to the performance of the market as a whole. In

(8)     Based on share prices as at 15 September 2008.

(9)     Platinum, BTIM, Wilson HTM and Plan B have been excluded from this analysis as they do not have a sufficient number of observations to enable meaningful analysis. HFA listed on the ASX in April 2006 and therefore only has meaningful data for two years.

Independent Expert’s Report (continued)

the case of St.George’s wealth management operations(10), approximately 90-95% of revenue is generated from managed funds (and is directly related to the performance of the market as a whole). The balance of revenue comes from financial planning, insurance and online share trading (and has less correlation to movements in the market as a whole).

Wealth management betas have been similarly impacted by the volatility in the sharemarket over the last 12 months. The median AGSM beta as at 30 June 2007 for fund management companies was 1.10, compared to 1.71 now. Again, arguably neither of these betas is necessarily reflective of long term systematic risk for wealth management companies, but they do indicate a range within which it would be reasonable to assume the long term average beta might lie.

Taking all of these factors into account, Grant Samuel believes that a beta in the range 1.1-1.3 is a reasonable estimate of the appropriate beta for St.George’s wealth management operations.

3.4          Cost of equity capital

Using the estimates set out above, the cost of equity capital for each of the business segments can be calculated as follows:

Cost of Equity Capital Calculations

Business operation	Low		High

Formula	Re	= Rf + Beta (Rm-Rf)	Re	= Rf + Beta (Rm-Rf)

Banking		= 5.8% + (1.0 x 6%)		= 5.8% + (0.9 x 6%)
		= 11.8%		= 11.2%

Wealth Management		= 5.8% + (1.3 x 6%)		= 5.8% + (1.1 x 6%)
		= 13.6%		=12.4

These are after tax discount rates to be applied to nominal dividends and geared after tax cash flows. However, it must be recognised that these are very crude calculations based on statistics of limited reliability and involving a multitude of assumptions.

Having regard to these matters and the calculations and data set out above, a discount rate range of 11.0-12.0% has been selected for application to St.George’s banking business and a discount rate rage of 12.5-13.5% has been selected for St.George’s wealth management business.

4              Dividend Imputation

The conventional CAPM formula set out above was formulated under a “classical” tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia’s dividend imputation system, domestic equity investors receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment

(10)         For the purposes of the valuation, St.George’s wealth management business excludes margin lending and private banking, which have been included as part of the banking business.

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is required at all. Some suggest that it is appropriate to discount pre tax cash flows, with an increase in the discount rate to “gross up” the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre tax cash flows. However, not all of the necessary conditions for this approach exist in practice:

•      not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;

•      not all franking credits are distributed to shareholders; and

•      capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain.

Other have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of up to 50% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed.

There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. In Grant Samuel’s view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel’s opinion that it is not appropriate to make any such adjustments in the valuation methodology. This is a conservative approach.

Independent Expert’s Report (continued)

Appendix B

Dividend Discount and Discounted Cash Flow Model Assumptions

Banking

St George’s Banking Business – Dividend Discount Model Assumptions

	Year ending 30 September
	2009	2010	2011	2012-2018(1)
Scenario A
Annual growth in housing lending	8.2%	7.2%	9.4%	10.0%
Annual growth in consumer lending	13.4%	15.8%	19.6%	17% in 2012, 16% in 2013 and 10% thereafter
Annual growth in commercial lending	11.9%	14.3%	16.4%	10.0%
Net interest margin	1.83%	1.80%	1.77%	declining by 4.6 bps each year to a floor of 1.45%
Non interest income/net interest income	31.7%	29.4%	27.1%	27.1%
Implied cost to income ratio(2)	38.4%	37.9%	36.9%	35.9% falling to 34.6%
Impairment expense(3)/total risk weighted assets	0.29%	0.29%	0.29%	0.26%
Impairment provision(3)/total risk weighted assets	0.47%	0.46%	0.45%	0.46%

Scenario B
Annual growth in housing lending	12.1%	11.1%	11.6%	10.0%
Annual growth in consumer lending	21.2%	18.4%	20.0%	17% in 2012, 16% in 2013 and 10% thereafter
Annual growth in commercial lending	18.9%	17.6%	16.2%	10.0%
Net interest margin	1.83%	1.80%	1.77%	declining by 4.6 bps each year to a floor of 1.45%
Non interest income/net interest income	32.0%	30.1%	28.1%	28.1%
Implied cost to income ratio	38.2%	36.6%	35.1%	34.0% falling to 32.6%
Impairment expense/total risk weighted assets	0.27%	0.27%	0.25%	0.26%
Impairment provision/total risk weighted assets	0.45%	0.43%	0.42%	0.46%

Scenario C
Annual growth in housing lending	3.2%	4.2%	6.4%	10.0%
Annual growth in consumer lending	6.9%	9.8%	13.6%	14% in 2012, 13% in 2013 and 10% thereafter
Annual growth in commercial lending	4.9%	8.3%	10.4%	10.0%
Net interest margin	1.78%	1.75%	1.72%	declining by 4.6 bps each year to a floor of 1.40%
Non interest income/net interest income	32.3%	30.7%	28.9%	28.9%
Implied cost to income ratio	37.9%	38.7%	38.8%	37.4% falling to 34.6%
Impairment expense/total risk weighted assets	0.37%	0.39%	0.37%	0.28%
Impairment provision/total risk weighted assets	0.50%	0.51%	0.51%	0.46%

(1)           The figures in the 2012 to 2018 column apply for each of the years ending 30 September 2012 to 2018, unless otherwise stated.

(2)           The cost to income ratios shown in the table are an outcome based fixed costs growing at 5% per year and variable costs growing in line with total asset growth.

(3)           Impairment expense and impairment provision include an allowance for specific and collective components.

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St George’s Banking Business – Dividend Discount Model Assumptions

	Year ending 30 September
	2009	2010	2011	2012-2018(1)
Scenario D
Annual growth in housing lending	6.2%	7.2%	9.4%	10.0%
Annual growth in consumer lending	12.9%	15.8%	19.6%	17% in 2012, 16% in 2013 and 10% thereafter
Annual growth in commercial lending	10.9%	14.3%	16.4%	10.0%
Net interest margin	1.81%	1.78%	1.75%	declining by 4.6 bps each year to a floor of 1.43%
Non interest income/net interest income	29.9%	27.4%	25.5%	25.5%
Implied cost to income ratio	40.4%	40.1%	38.9%	37.9% falling to 33.4%
Impairment expense/total risk weighted assets	0.33%	0.30%	0.30%	0.26%
Impairment provision/total risk weighted assets	0.48%	0.47%	0.45%	0.46%

Wealth Management

St George’s Wealth Management Business –Discounted Cash Flow Model Assumptions

	Year ending 30 September
	2009	2010	2011	2012-2018(4)
Scenario A
Annual equity market return	0%	13%	12%	11%
Annual growth in inflows	(5)%	15%	14%	11%
Annual redemption rate	(14)%	(14)%	(14)%	(14)%
Managed funds fee margin(5)	0.51%	0.49%	0.46%	0.43% falling to 0.30%
Implied cost to income ratio(6)	59.7%	61.0%	60.1%	59.0% falling to 56.6%

Scenario B
Annual equity market return	15%	14%	13%	11%
Annual growth in inflows	21%	14%	13%	11%
Annual redemption rate	(14)%	(14)%	(14)%	(14)%
Managed funds fee margin	0.51%	0.48%	0.45%	0.42% falling to 0.30%
Implied cost to income ratio	57.7%	56.1%	54.6%	53.9% falling to 49.7%

Scenario C
Annual equity market return	(5)%	0%	8%	11%
Annual growth in inflows	(15)%	6%	16%	11%
Annual redemption rate	(14)%	(14)%	(14)%	(14)%
Managed funds fee margin	0.52%	0.49%	0.46%	0.43% falling to 0.30%
Implied cost to income ratio	60.0%	63.0%	63.2%	63.8% falling to 61.0%

(4)           The figures in the 2012 to 2018 column apply for each of the years ending 30 September 2012 to 2018, unless otherwise stated.

(5)           The managed funds fee margin is a weighted average of the relevant margins for Asgard and Advance products. Only the margins on Asgard products (the most significant contributor to income) were altered in each scenario.

(6)           The cost to income ratios shown in the table are an outcome based fixed costs growing at 5% per year and variable costs growing in line with growth in FUMA.

Independent Expert’s Report (continued)

Appendix C

Valuation Evidence from Acquisitions

1                                        Banking

Set out below is a summary of transactions involving banking businesses in Australia over the last 12 years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Banking

			Equity Consideration(1)		PE Multiple(2) (times)				Geared NTA Multiple(3)
Date	Target	Transaction	($ millions)		Historical		Forecast		(times)

Banks
Aug 07	Adelaide Bank	Merger with Bendigo Bank	1,929.1		18.0		16.6		3.1
Oct 03	National Bank of New Zealand	Acquisition by ANZ	6,217.0	(5)	11.2		7.2		2.7
May 03	BankWest	Acquisition by 43% not already owned by HBOS	2,452.0		15.7		14.2		1.9
Mar 00	Colonial	Acquisition by CBA	10,196.2		22.2		20.4		2.0
Nov 99	Trust Bank of Tasmania	Acquisition by Colonial	149.1		14.2		na	(4)	1.1
Apr 97	Bank of Melbourne	Acquisition by Westpac	1,435.6		15.3		14.8		2.3
Oct 96	Advance Bank	Acquisition by St.George	2,621.5		13.4		11.3		2.7
May 96	Metway Bank	Merger with Suncorp and QIDC	786.0		15.1		14.5		1.9
Apr 96	Trust Bank New Zealand	Acquisition by Westpac	1,274.0	(5)	13.6		11.6		2.3
Sep 95	BankWest	Acquisition by Bank of Scotland	900.0		9.3		8.9		1.9
Jul 95	Challenge Bank	Acquisition by Westpac	712.0		13.1		12.1		2.1
Jun 95	BankSA	Acquisition by Advance Bank	735.0		10.4		9.8		1.7

Other lending institutions
Oct 07	Mackay Permanent Building Society	Acquisition by Wide Bay	61.7		32.8		27.9		3.5
Aug 07	Home Building Society	Acquisition by Bank of Queensland	612.9		30.2		19.2		4.1
Aug 06	Pioneer Permanent Building Society	Acquisition by Bank of Queensland	49.6		25.5		23.5		2.5
Aug 05	State West Credit Society	Merger with Home Building Society	234.4		32.9		na		4.1
Sep 01	NRMA Building Society	Acquisition by HSBC Bank Australia	138.5		nmc	(6)	na		1.9
Jun 00	First Australian Building Society	Acquisition by Bendigo Bank	144.4		15.5		18.1		1.3
Mar 99	IOOF Building Society	Acquisition by Bendigo Bank	42.8		15.8		na		2.8

Source: Bloomberg, IRESS, company reports, broker’s reports.

A summary of each transaction is set out below.

(1)                       Implied equity value if 100% of the company or business had been acquired.

(2)                       Represents equity consideration divided by net profit before goodwill amortisation and non recurring items.

(3)                       Represents equity consideration divided by net tangible assets (that is, shareholder funds less intangibles as at the latest balance date).

(4)                       na = not available.

(5)                       Consideration is in NZ$.

(6)                       nmc = not a meaningful calculation.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Adelaide Bank Limited/Bendigo Bank Limited

On 9 August 2007, Bendigo Bank Limited (“Bendigo Bank”) announced an agreed merger with Adelaide Bank Limited (“Adelaide Bank”) under which Adelaide Bank shareholders would receive 1.075 new Bendigo Bank shares for each ordinary Adelaide Bank share held. At the time of the acquisition, Adelaide Bank was a regional bank with total assets of approximately $31.6 billion and 25 banking branches located throughout South Australia. The merger brought together two banks with different but complementary business models, Adelaide Bank and its wholesale banking operations and Bendigo Bank’s customer focused retail operations. The merged group intended to retain and develop both the Adelaide Bank and Bendigo Bank brands. The merger created a stronger, more diversified business with substantial scale and an enlarged presence in the fast growing funds management sector. It is expected to deliver significant value and EPS accretion for both sets of shareholders in the first full financial year, and ultimately provide pre tax cost synergies of $60-65 million, 35-38% of Adelaide Bank’s cost base (in areas such as reducing functional overlap, information technology savings and the consolidation of corporate costs). There is also the potential for substantial revenue synergies including through an increased product offering of the merged group to both customer sets.

National Bank of New Zealand/Australia and New Zealand Banking Group Limited

On 24 October 2003, Australia and New Zealand Banking Group Limited (“ANZ”) announced an agreement to acquire National Bank of New Zealand (“NBNZ”) from Lloyds TSB Bank plc (“Lloyds TSB”) for NZ$5.6 billion (excluding a dividend of NZ$575 million to be paid to Lloyds TSB from NBNZ’s retained earnings prior to completion). NBNZ was one of New Zealand’s leading banks with net loans and advances of NZ$35 billion, approximately 23% of total industry lending. The acquisition followed a six month bidding war involving other Australian banks, including Westpac Banking Corporation (“Westpac”). The acquisition of NBNZ (and its combination with ANZ’s existing New Zealand operations) created the leading bank in New Zealand and was consistent with ANZ’s strategy of having sustainable, top three positions in each of its businesses. ANZ intended to retain both the ANZ and NBNZ brands for retail and small business customers, with the rural market operating under the NBNZ name. ANZ intended to focus on improving customer service and the acquisition was not reliant on cost savings from branch closures. ANZ was targeting pre tax operational cost savings of A$110 million per annum within three years, primarily from savings in information technology, back office functions and head office integration.

Bank of Western Australia Limited/HBOS plc

On 9 May 2003, Bank of Western Australia Limited (“BankWest”) announced a proposal from its majority shareholder, HBOS plc (“HBOS”), to acquire the 43% of BankWest shares that it did not already own for $4.25 cash per share by way of a scheme of arrangement. BankWest shareholders were also entitled to receive the interim dividend of $0.10 per share. BankWest is a full service bank based in Perth, Western Australia and at the time of the acquisition was the market leader in Western Australia, with approximately 25% of all bank advances and deposits. In other states, BankWest marketed a select range of products, primarily through its offices in Sydney, Melbourne, Brisbane and Adelaide. HBOS provided considerable capital and other support to BankWest and had indicated that if its offer was not successful, it would reassess its relationship with BankWest, in particular, the risk appetite and strategies of BankWest in the context of HBOS governance as a whole and this was likely to reduce BankWest’s capacity to generate returns to shareholders in the near term.

Colonial Limited/Commonwealth Bank of Australia

On 10 March 2000, Commonwealth Bank of Australia (“CBA”) announced an agreement with Colonial Limited (“Colonial”) to merge by way of a scheme of arrangement. The consideration was seven shares in CBA for every 20 shares held in Colonial. Colonial was a life insurance, funds management and banking group with operations in Australia, New Zealand, the United Kingdom and throughout Asia. Approximately 27% of earnings (before head office costs) were generated by its Australian banking business (with life insurance and superannuation representing 60% and funds management representing 13%). The rationale for the merger was that it created scale (and resulting cost savings), diversified its operations and strengthened its growth platform. The merged group would be a leading Australian financial services organisation and the largest domestic bank and funds manager, with the scale and

Independent Expert’s Report (continued)

cpability to compete in both domestic and international markets and grow strongly in the financial services area. Substantial cost saving synergies, estimated at $280-300 million per annum (pre tax), representing 26-27% of Colonial’s cost base, were expected from the integration of CBA and Colonial.

Trust Bank of Tasmania Limited/Colonial Limited

On 16 November 1999, Colonial announced that it would acquire, through its wholly owned subsidiary State Bank of New South Wales Limited, the assets and liabilities of the Trust Bank of Tasmania Limited (“Trust Bank”) for $149.1 million from the Tasmanian Government. Trust Bank was a full service retail bank (providing personal and commercial banking services) with 40 branches in Tasmania. It held more than 30% of the Tasmanian retail deposit market and accounted for approximately 25% of outstanding loans in Tasmania. The acquisition expanded Colonial’s national presence and established Colonial as a leading financial services provider in Tasmania. The integration of Trust Bank with Colonial was expected to result in significant cost savings, with the combined operating cost base of the businesses expected to fall by 5% as a result of the acquisition. In addition, the cost of wholesale funding supporting Trust Bank assets was expected to fall following the acquisition as a result of Colonial’s higher credit rating (BBB+ compared to BBB-). Preservation and enhancement of existing service levels of Trust Bank customers was also stated to be a priority.

Bank of Melbourne Limited/Westpac Banking Corporation

On 3 April 1997, Westpac announced an agreement to acquire Bank of Melbourne Limited (“Bank of Melbourne”) by way of a scheme of arrangement. The offer took the form of either $9.75 cash per share or a combination of cash and Westpac shares and included a special fully franked dividend from Bank of Melbourne of $0.90 per share. Bank of Melbourne was a specialist retail bank that operated predominantly in Victoria, although it also had branch representation in the capital cities of Queensland, Western Australia, New South Wales and South Australia. Bank of Melbourne also had small financial planning and general insurance operations. Westpac proposed that its Victorian retail and commercial banking business and Bank of Melbourne’s business in Victoria be consolidated to create a combined retail banking business in Victoria conducted under the Bank of Melbourne name. The Westpac name would be used in the corporate and institutional segments of the banking market. It was also proposed that Bank of Melbourne retain its own identity and style of retail banking. Cost savings were expected to be generated from centralisation of administrative functions, and removal of overlap in branches (the number of branches in Victoria was expected to be reduced by between 80 and 100). The transaction generated pre tax cost savings of $76 million (39% of Bank of Melbourne’s cost base) and incurred integration costs of $121 million.

Advance Bank Limited/St.George Bank Limited

On 14 October 1996, Advance Bank Limited (“Advance”) announced a proposal by St.George to acquire all the ordinary shares in Advance by way of schemes of arrangement. Under the proposal, Advance shareholders would receive $2.10 cash, $5.00 worth of St.George shares and a special cash dividend of $0.20 (a total value of $7.30) for each Advance share. Both Advance Bank and St.George had strong positions in New South Wales and prior to the merger Advance was the largest regional bank in New South Wales and South Australia. The merged group would be the largest regional bank in Australia with over $40 billion in assets, deposits of $22 billion and shareholders’ equity of $3.5 billion. St.George proposed that the operations of Advance Bank and St.George be merged in all states and the “Advance Bank” name withdrawn from the market. Advance Bank’s “BankSA” brand would continue to be used in South Australia. St.George expected to achieve pre tax cost savings of $140 million per annum (approximately 30% of Advance Bank’s cost base) within 30 months of completion of the transaction.

Metway Bank Limited /SUNCORP Insurance and Finance and Queensland Industry Development Corporation

The directors of Metway Bank Limited (“Metway”) and the Queensland Government signed a heads of agreement on 27 May 1996 to merge Metway with SUNCORP Insurance and Finance (“Suncorp Group”) and Queensland Industry Development Corporation (“QIDC”). The merger was proposed by the Queensland State Government to create a diversified, more competitive financial institution. Metway was

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Queensland’s largest locally based bank with operations in Queensland, New South Wales and Victoria. At the time of the merger Metway had approximately $7.1 billion in assets.

The acquisition followed a previous merger proposal between St.George and Metway that did not proceed. St.George and Metway had agreed to a merger proposal in March 1996 whereby St.George would acquire 100% of the shares in Metway for $806 million. This proposed acquisition price represented multiples of 15.3 times estimated earnings for the year ending 30 June 1996 and 13.6 times prospective earnings for the year ending 30 June 1997. Prior to the meetings to be held to approve the proposed acquisition, the Queensland Government made its proposal to Metway. Meetings to approve the proposed acquisition by St.George were held on 26 June 1996 and the proposed acquisition was not approved by the requisite majority of ordinary shareholders. Accordingly, the proposed acquisition lapsed and the Queensland Government proposal was able to proceed.

Trust Bank New Zealand Limited/Westpac Banking Corporation

In April 1996, Westpac acquired Trust Bank New Zealand Limited (“Trust Bank NZ”) for a consideration equivalent to NZ$2.24 per Trust Bank NZ share. Under the terms of the offer, Trust Bank NZ shareholders had the choice of receiving cash for their shares or one Westpac share for every four Trust Bank NZ shares held by them (plus any amount necessary to ensure that accepting the scrip alternative would leave the shareholder in the same position as if they had accepted the cash offer). The acquisition enabled Westpac to become the largest bank in New Zealand with total assets of approximately NZ$26 billion. Trust Bank NZ’s strengths in the personal sector and its understanding of local retail markets and community issues, complemented Westpac’s market knowledge, broader mix of products and greater access to global capital markets. The transaction generated synergies of NZ$131 million and incurred integration costs of NZ105 million.

Bank of Western Australia Limited/Bank of Scotland plc

The sale of BankWest was announced by the Premier of Western Australia on 20 September 1995 and was the result of a partially restricted tender process conducted by the Government of Western Australia over the course of 1995. The tender process was restricted by the Bank of Western Australia Act 1994 which effectively limited the number of potential buyers to foreign banks, life companies and domestic banks domiciled in Western Australia. This may have reduced the multiples that would otherwise have been paid. As part of the sale agreement, Bank of Scotland plc offered 49% of the shares in BankWest to the public through an initial public offer in January 1996.

Challenge Bank Limited/Westpac Banking Corporation

Westpac announced in 28 July 1995 that it had acquired an 8.2% interest in Challenge Bank Limited (“Challenge Bank”) and entered into negotiations with the directors of Challenge Bank with the intention of making a formal proposal to acquire Challenge Bank. Challenge Bank announced on 22 September 1995 that the directors of Challenge Bank has recommended acceptance of the formal proposal from Westpac. The consideration offered by Westpac was $5.00 cash per Challenge Bank share held or two shares in Westpac plus a cash sum for every three Challenge Bank shares held. In addition, Challenge Bank shareholders were entitled to receive the final dividend for the year ending 30 September 1995. The offer from Westpac followed a similar proposal from St.George on 27 July 1995 at $4.30 per Challenge Bank share. Westpac proposed that the operations of Challenge Bank and Westpac be merged in Western Australia and Victoria. Its announced intention was that a distinct Western Australian brand name would represent the merged entity in the Western Australian retail market. The Westpac name was to be used in the corporate, institutional and property finance segments of the market and in retail markets outside Western Australia. The acquisition was Westpac’s first step in a strategy to expand into regions where it had a sub scale presence (Western Australia, Victoria and New Zealand). Substantial rationalisation benefits were expected to be available to Westpac from the integration of the Challenge Bank and Westpac businesses in the areas of head office administration, treasury activities, information systems, marketing and branch networks. It was estimated that Westpac could realise up to $50 million (approximately 50% of Challenge Bank’s cost base) in annual cost savings over a period of three years.

Independent Expert’s Report (continued)

BankSA/Advance Bank Limited

The State Bank of South Australia (the predecessor to BankSA) had incurred large losses under government ownership, culminating in the South Australian Government undertaking to dispose of it. As a result, on 1 July 1994, the South Australian and Northern Territory banking operations of the State Bank of South Australia and the commercial lending and leasing operations in other states were transferred to BankSA, a new public company wholly owned by the South Australian Government. Following an open tender sale process, on 2 June 1995, agreement was reached with the South Australian Government for Advance Bank to acquire BankSA for approximately $730 million. The acquisition of BankSA provided Advance Bank with a significant position in the South Australian and Northern Territory retail banking and commercial lending markets, as well as finance and leasing operations in all mainland states of Australia. The acquisition also resulted in Advance Bank becoming the largest regional bank in Australia, with total assets of $19.5 billion.

Mackay Permanent Building Society Limited/Wide Bay Australia Limited

On 24 July 2007, Wide Bay Australia Limited (“Wide Bay”) announced a $45.3 million takeover offer for Mackay Permanent Building Society Limited (“Mackay Permanent”). Following a competitive bid from the Bank of Queensland, Wide Bay increased its cash and scrip offer to a value of approximately $61.7 million which was recommended by the Board on 13 August 2007 and accepted by Mackay Permanent shareholders. At the time of the acquisition, Mackay Permanent was Australia’s tenth largest building society with net assets of $18 million, a network of 12 bank branches and approximately 21,000 customers predominantly in Queensland. Mackay Permanent offered personal and business banking, and insurance products. The merger was expected to produce synergies of $4-6 million after tax in the first year.

Home Building Society Limited/Bank of Queensland Limited

On 31 August 2007, Bank of Queensland Limited (“Bank of Queensland”) announced the proposed acquisition of Home Building Society Limited (“Home”) for 0.84 Bank of Queensland ordinary shares plus cash for each share in Home, valuing the diluted equity of Home at $612.9 million. Home was a Western Australia based building society with 30 branches across Perth and various regional locations. Its operations consisted of a financial services division (housing and commercial loans, health and general insurance products, investment products) and a residential land development division involved in developing, financing and sale of vacant land for residential purposes. Bank of Queensland’s rationale for the acquisition of Home was that it enabled it to establish a presence the high growth state of Western Australia. Pre-tax synergies of $20 million were expected by the third year of acquisition.

Pioneer Permanent Building Society Limited/Bank of Queensland Limited

Bank of Queensland was one of four parties that made unsolicited offers to acquire Pioneer Permanent Building Society Limited (“Pioneer”), commencing in June 2006, when Mackay Permanent offered to acquire shares from a substantial shareholder for an undisclosed price. This was followed in July 2006 by offers from Wide Bay (at $4.32 per share, subsequently increased to $4.55 per share) and FirstMac Limited (at $4.50 per share for up to 14.9%, subsequently increased to $4.75 per share), prior to the announcement on 15 August 2006 of an offer from Bank of Queensland for 100% of Pioneer Permanent at $4.78 per share. The Bank of Queensland offer was supported by the Pioneer Permanent Board in the absence of a superior proposal. Pioneer Permanent had also been in discussions with Mackay Permanent about an offer at $4.80 per share, but this offer was informal and was conditional on Mackay Permanent holding an option over between 10.1% and 14.9% of Pioneer Permanent shares before an offer could be announced. The historical and forecast price earnings multiples implied by this transaction of 25.5 times and 23.5 times respectively reflect the competitive nature of the acquisition process and the synergies expected to be generated from combining the two Queensland based businesses.

State West Credit Society Limited/Home Building Society Limited

The scrip merger of State West Credit Society Limited (“StateWest”) and Home was completed in August 2006. Home and StateWest were similar sized West Australian retail financial services organisations. The multiples implied by the merger are very high (at 32.9 times historical earnings and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

4.1 times NTA) and have been based on the Home share price at the date of completion. However, these very high multiples reflect the significant synergy benefits that were expected to result from the merger (estimated at $8-10 million per annum before tax, in excess of StateWest’s historical earnings of $7.1 million). The merger agreement was based on a valuation of StateWest of $120 million, which implies a historical price earnings multiple of 16.8 times.

NRMA Building Society Limited/HSBC Bank Australia Limited

In November 2001, HSBC Bank Australia Limited (“HSBC”) acquired NRMA Building Society Limited (“NRMA BS”) from NRMA Insurance Group Limited for $138 million in cash. NRMA had $1.8 billion of residential mortgages, approximately $1 billion in customer deposits, around 70,000 VISA credit card accounts and personal and car loan customers at the time of the acquisition.

First Australian Building Society Limited/Bendigo Bank Limited

On 5 June 2000, Bendigo Bank and First Australian Building Society Limited (“FABS”) jointly announced Bendigo Bank’s proposal to acquire all of FABS’s issued capital. The consideration offered was one Bendigo Bank ordinary share for every two FABS ordinary shares held. The merger was expected to result in significant synergies with no branch duplication.

IOOF Building Society Limited/Bendigo Bank Limited

On 3 March 1999, Bendigo Bank and IOOF Holdings Limited (“IOOF”) announced that Bendigo Bank would acquire IOOF Building Society for $20 million cash plus 3.7 million ordinary shares in Bendigo Bank. The IOOF Group was a mutual organisation with approximately 300,000 members. Its core business was funds management and financial advisory services. IOOF and Bendigo Bank also agreed to form a 50/50 joint venture to provide Bendigo Bank clients with funds management and advisory services.

2                                         Wealth Management

Set out below is a summary of transactions involving financial service businesses in Australia over the last six years for which there is sufficient information to calculate meaningful valuation parameters:

Recent Transaction Evidence – Wealth Management

			Equity Consid- eration(7) ($	Equity Consid- eration/ FUMA(8)	EBIT Multiple(9) (times)		PE Multiple(10) (times)
Date	Target	Transaction	millions)	(%)	Historical	Forecast	Historical	Forecast

Integrated
Jun 08	Genesys Wealth Advisers/Synergy	Acquisition by AXA	150.0	1.9	14.9	14.9	20.5	20.2
Aug 07	Lonsdale Financial Group/Wrap Account	Acquisition by DKN Financial Group	120.8	1.8	na	na	22.0	na
May 07	Plan B Group	Initial public offer	75.0	4.8	10.2	9.3	17.8	13.9
May 07	Wilson HTM	Initial public offer	191.4	5.8	11.3	7.7	17.6	13.8
Jan 06	Select	Merger with AWM	396.6	5.0	18.0	13.3	26.4	18.0
Mar 05	Select	Initial public offer	297.1	4.4	12.2	10.5	17.2	14.9
Nov 04	AWM	Demerger by Tower	250.0	2.5	11.8	10.1	16.2	15.1

(7)                       Implied equity value if 100% of the company or business had been acquired.

(8)                       Funds under management, administration and advice.

(9)                       Represents gross consideration divided by EBIT. The gross consideration is the sum of the equity and/or cash consideration plus borrowings net of cash.

(10)                 Represents equity consideration divided by net profit before goodwill amortisation and non recurring items.

Independent Expert’s Report (continued)

Recent Transaction Evidence – Wealth Management

			Equity Consid-		Equity Consid-
			eration(7)		eration/	EBIT Multiple(9)		PE Multiple(10)
			($		FUMA(8)	(times)		(times)
Date	Target	Transaction	millions)		(%)	Historical	Forecast	Historical	Forecast

Apr 04	Associated Planners	Acquisition by Challenger	100.0		2.1	nmc	nmc	nmc	nmc
Dec 03	IOOF	Initial public offer	199.8		1.7	3.8	4.2	7.5	8.9
Oct 02	State Super Financial Services	Acquisition of 15% by CSS/PSS Boards	150.0		4.3	13.6	na	18.9	na
Aug 02	BT Financial Group	Acquisition by Westpac	900.0		4.5	na	na	na	na
Jul 02	IPAC Securities	Acquisition by AXA	205.0		4.4	na	na	na	13-17
Apr 02	Rothschild Australia Asset Management	Acquisition by Westpac	323.0		3.1	na	na	23.9	na
Apr 02	na	Formation of ANZ/ING Funds Management	3,753.0		9.8	na	na	20.1	na

Asset Management
Oct 07	BTIM	Initial public offer of 40% interest	768.0		1.8	14.2	11.7	21.2	16.8
May 07	Platinum	Initial public offer	2,805.0		12.7	10.6	11.8	15.0	15.0
Oct 06	Perennial Investment Partners	Acquisition of 21.85% not already owned by IOOF	320.0		1.6	na	na	na	32.0
May 05	452 Capital	Acquisition of 30% by CBA	100.0	(11)	2.5	na	na	na	na
Mar 05	HSBC Asset Management Australia	Acquisition by Challenger	21.9		0.6	na	na	7.1	na

Asset Administration
Mar 06	Oasis Asset Management	Acquisition of 76% by ING Australia	72.0		2.1	na	na	na	na
Nov 03	AustChoice Financial Services	Merger with Deakin Financial Services Group	27.0		2.0	6.6	na	9.9	na
Mar 03	Wealthpac Access Master Trust	Acquisition by Equity Trustees	2.5		2.3	na	na	na	na
Feb 03	AM Corporation’s Lifetrack operations	Acquisition by IOOF	50.0		1.8	na	na	na	na

Advice/Distribution (Financial Planners)
May 08	Financial Lifestyle Solutions	Acquisition by ING Australia	14.0		1.3	na	na	na	na
Jun 07	Community and Corporate Financial Services	Acquisition by Tolhurst Group	31.3		1.8	na	na	na	na
Aug 06	Western Pacific Financial Group	Acquisition by Snowball Group	50.1		2.4	11.7	9.8	16.6	13.9

Source: Bloomberg, IRESS, company reports, brokers’ reports.

A summary of each transaction is set out below.

(11)                            This is rumoured consideration. No public announcement was made.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Genesys Wealth Advisers Limited and Synergy Capital Management Limited/AXA Asia Pacific Holdings Limited

In June 2008, AXA Asia Pacific Holdings Limited (“AXA”) acquired the financial planning business of Challenger Financial Services Group Limited (“Challenger”) for $150 million. This included the dealer group Genesys Wealth Advisers Limited (“Genesys”) and investment platform Synergy Capital Management Limited (“Synergy”). Genesys had approximately 350 advisers with $12 billion in funds under advice as at 31 December 2007, while Synergy had $2.1 billion in funds under administration as at 30 April 2008. This acquisition further reinforced AXA’s position of owning one of the largest financial adviser networks.

Lonsdale Financial Group Limited and Wrap Account Limited/DKN Financial Group Limited

In August 2007, DKN Financial Group Limited (“DKN”) acquired Lonsdale Financial Group Limited (“Lonsdale”) and Wrap Account Limited (“Wrap”) from Zurich Australia Limited (“Zurich”) for approximately $120 million. Lonsdale is a dealer group supporting a network of over 100 financial planning practices and 250 financial advisers across Australia. Wrap is an investment administration platform business with $4.2 billion in funds under administration. The acquisition provided DKN with significantly increased scale with a network of over 300 associated financial planning practices and $8.2 billion in total funds under administration as at June 2007. As part of the transaction, DKN also negotiated a marketing arrangement for the distribution of key Zurich products, enhancing the product range available to its financial advisers.

Plan B Group Holdings Limited – IPO

In July 2007, Plan B Group Holdings Limited (“Plan B”) listed on the ASX at an offer price of $1.00 per share implying a market capitalisation of $75 million. The offer was significantly oversubscribed and this was reflected in the volume weighted average price (“VWAP”) for the first seven trading days, which was materially higher than the offer price at $1.44 per share (and implying considerably higher EBIT and price earnings multiples and % of FUMA). Plan B is an Australian and New Zealand diversified wealth management business with more then 20,000 clients and over $1.6 billion in funds under management and administration. Plan B’s activities include financial planning, investment management and administration, custodial and trustee services and independent financial advisor support. Approximately 75% of Plan B’s revenue is generated from its operations in Australia with the balance generated from operations in New Zealand.

Wilson HTM Investment Group Limited – IPO

In June 2007, Wilson HTM Investment Group Limited (“Wilson HTM”) listed on the ASX at an offer price of $2.00 per share implying a market capitalisation of $191.4 million. The VWAP over the first seven days of trading was materially higher at $3.30 per share, which partially reflected the limited number of shares on offer to the public (7% of shares were offered to the public, with 19.9% held by Deutsche Bank AG and the remainder held by directors and staff of Wilson HTM). Wilson HTM is an integrated investment house with activities in investment management and investment banking. Its investment management activities are primarily funds management through a number of subsidiaries and associates, including Pinnacle Investment Management. Wilson HTM had $3.3 billion in funds under management as at 31 March 2007. The investment banking activities focus on corporate finance, equity research, equity capital markets and stockbroking services for middle market companies. The relatively high consideration as a percentage of FUMA reflects Wilson HTM’s significant non funds management operations.

Select Managed Funds Limited/Australian Wealth Management Limited

In January 2006, Select Managed Funds Limited (“Select”) and Australian Wealth Management Limited (“AWM”) announced a proposal to merge by way of a scheme of arrangement. Select shareholders received seven AWM shares for every two Select shares held, reflecting the nature of the transaction as a nil premium merger (the merged group would be 53% owned by AWM shareholders and 47% owned by Select shareholders). Both Select and AWM were vertically integrated wealth management businesses with activities in distribution, platform and investment. The high multiples reflect the significant scale of

Independent Expert’s Report (continued)

the combined business (with FUMA of approximately $22 billion), the expected benefits from combining two complementary businesses and the growth opportunities from an expanded distribution network and product offering.

Select Managed Funds Limited – IPO

In March 2005, Select listed on the ASX though an initial public offer at $4.00 per share, implying a market capitalisation of $297.1 million. Select was a vertically integrated provider of wealth management services (investment management, investment platforms and financial advice). As at 31 December 2004, Select had approximately $1.9 billion in funds under management and approximately $3.6 billion in funds under administration. Select’s distribution network consisted of wholly owned dealer groups, associates and third party financial planners which in total comprised approximately 700 financial planners with $1.3 billion in funds under advice.

Australian Wealth Management Limited – Demerger from Tower Limited

In November 2004, Tower Limited (“Tower”) announced its intention to separate its Australian wealth management businesses from its New Zealand and Australian insurance business and list its wealth management business on the ASX. Tower transferred its Australian wealth management businesses into a new company, Australian Wealth Management Limited (“AWM”). Tower transferred all of its shares on AWM to Tower shareholders on a pro rata basis of 0.2908 AWM shares for every Tower share held and in return for that transfer, acquired from each Tower shareholder (and cancelled) 0.135 Tower shares for every Tower share held. AWM shareholders also received 1.355 entitlements for every AWM share held, to buy more AWM shares, which raised $130 million of capital. This resulted in an acquisition price of approximately 120 million $1.00 shares in AWM (held by existing Tower shareholders) and a cash payment of $130 million. The demerger sought to realise underlying value by enabling each entity to focus on its own business (i.e. Tower on its insurance and investment businesses in New Zealand and Australia, and AWM on the Australian wealth management businesses). It was also designed to simplify the structure of both companies and free up capital for Tower.

Associated Planners Group Limited/Challenger Financial Services Group Limited

In April 2004, Challenger announced that it had entered into a merger implementation agreement with Associated Planners Group Limited (“Associated Planners”). Associated Planners was a financial planning business with approximately 85 firms looking after more than 100,000 individual, business and corporate clients. Combined with Challenger’s other financial services business, Garisson, Associated Planners increased Challenger’s retail distribution network to approximately 450 planners with funds under advice exceeding $7.5 billion. The consideration of $100 million represents the face value of the scrip, of which approximately 11% was subject to an 18 month lock up and 25% was subject to a three year lock up. As a result, it may be appropriate to apply a discount for lack of marketability to the face value of these shares, in which case the consideration as a percentage of FUMA would be lower.

IOOF Holdings Limited - IPO

In December 2003, IOOF Holdings Limited (“IOOF”) listed on the ASX at an indicative offer price of $2.75-3.25 per share, implying a market capitalisation of $175-206 million. The ASX listing followed IOOF’s demutualisation, which was completed in June 2002. IOOF is an investment management and administration firm. At the time of its initial public offer, it was Australia’s third largest independent fund manager with $11.8 billion in funds under management and administration. Its distribution network consists of aligned dealer groups (wholly owned dealer group Winchcombe Carson), independent financial advisers, alliances (Bendigo Bank) and third party administration arrangements. IOOF had delayed its initial public offer, which was initially schedule for May 2003, as a result of market uncertainty (including an unsettled United States economy and the possibility of war with Iraq). The relatively low earnings multiples may in part be explained by weakness in equity markets at the time.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

State Super Financial Services Limited/Commonwealth Superannuation Scheme and Public Sector Superannuation Scheme Boards

In October 2002, the Commonwealth Superannuation Scheme and Public Sector Superannuation Scheme Boards (“CSS/PSS”) acquired 15% of State Super Financial Services Limited (“SSFS”) for $150 million. SSFS is a financial planning and investment management company originally established to provide financial planning services to public sector employees of the New South Wales Government and their families. It has extensive experience with defined benefit schemes such as those in CSS/PSS and had at the time 14 offices in New South Wales and the Australian Capital Territory, more than 29,000 clients and funds under advice of nearly $3.5 billion. CSS/PSS made the investment in SSFS with a view to providing members with access to high quality financial planning services and to deliver strong long term returns for members.

BT Financial Group/Westpac Banking Corporation

In August 2002, Westpac announced its intention to acquire part of BT Financial Group (“BT Financial”) from Principal Financial Group for $900 million. In addition to BT Financial’s significant Australian retail operations, the acquisition included BT Financial’s New Zealand funds management operations and its corporate superannuation business and platform. The acquisition made Westpac one of Australia’s largest retail funds managers and gave it significant master trust and wrap platform capabilities. Following the acquisition, Westpac had more than $30 billion of retail funds under management and $11 billion in funds under administration. Westpac did not acquire BT Financial’s property trusts or direct property management services.

IPAC Securities Limited/AXA Asia Pacific Holdings Limited

In July 2002, AXA acquired IPAC Securities Limited (“IPAC”) for $205 million. IPAC was an Australian funds management and financial planning business which at the time of the acquisition had approximately $3.3 billion in funds under management, 33 financial planners and strategic relationships with 80 independent advisers. Following the acquisition, IPAC continued to operate under its brand and management team, with AXA aiming to generate significant benefits from using elements of IPAC’s business model and expertise.

Rothschild Australia Asset Management Limited/Westpac Banking Corporation

In April 2002, Westpac acquired Rothschild Australia Asset Management Limited (“Rothschild”) for $323 million. Rothschild was a highly rated investment management firm with international strategic alliances and strong recommendations from independent researchers and institutional consultants. As a result of this acquisition, Westpac became Australia’s fifth largest retail funds management business with $17 billion in funds under management and the eighth largest overall funds management business with $34 billion in funds under management (retail and wholesale). The acquisition also strengthened Westpac’s distribution capability through Rothschild’s network of over 1,000 independent financial planners. These strategic benefits and the significant increase in scale are reflected in the relatively high multiples implied by the transaction.

Australia and New Zealand Banking Group Limited/ING Funds Management

In April 2002, ANZ and ING Groep N.V. (“ING Group”) announced the formation a joint venture creating the Australian and New Zealand funds management and life insurance business, ING Australia Limited (“ING Australia”) valued at $3.75 billion. At formation, ING Australia held a top four position in Australian retail funds management and the leading position in New Zealand, with total funds under management and administration of $38.4 billion. As part of the transaction, ING Australia acquired ANZ’s asset management business and outsourced investment management activities to ING Group’s specialist investment business. Cost synergies were expected to be approximately $36-$54 million per annum over a three to four year period. The high consideration to FUMA value is due to the significant life insurance business in the joint venture.

Independent Expert’s Report (continued)

BT Investment Management Limited – IPO

In October 2007, Westpac announced the spin off of BT Financial Group Pty Limited’s (“BT”) investment management business to form the separate entity BT Investment Management Limited (“BTIM”). Westpac retained 60% of the equity in BTIM, with the balance held by BTIM staff and other investors as part of an initial public offer. The indicative offer price of $4.80-$5.50 per share implied a market capitalisation of $768-$880 million. BTIM is an Australian based funds management business and at the time of its initial public offer had $42 billion in funds under management.

Platinum Asset Management Limited - IPO

In May 2007, Platinum Asset Management Limited (“Platinum”) listed on the ASX at an offer price of $5.00 per share, implying a market capitalisation of $2.8 billion. Platinum is an Australian based fund manager specialising in international equities and had $20 billion in funds under management as at 13 August 2006. The initial public offer was restricted to members of existing Platinum funds, employees and retail clients of Bell Potter and CommSec. The VWAP for the first seven days of trading was $8.02, a significant increase in the $5.00 offer price. This implied a very high price earnings multiple of approximately 25 times, reflecting a combination of Platinum’s limited free float, its positioning as a preeminent international equity manager, its strong historical net flows relative to peers and its strong platform distribution network. The high percentage of FUMA reflects both the high profit margins generated by the business and the emphasis on retail funds under management.

Perennial Investment Partners Limited/IOOF Holdings Limited

In October 2006, IOOF announced it had acquired the outstanding 21.85% of equity in asset management business Perennial Investment Partners Limited (“Perennial”) that it did not already own. Perennial is a holding company specialising in the provision of funds management services to wholesale clients. The acquisition was based on an up front payment of $67.9 million to minority shareholders, which valued 100% of Perennial at $320 million. Perennial managed approximately $19.4 billion of external wholesale and retail funds (for IOOF) which it invested in fixed interest, Australian equities and international equities. The minority shareholding in Perennial Investment Partners was held by company executives. The high price earnings multiple reflected the importance to IOOF of owning 100% of the business.

452 Capital Pty Limited/Commonwealth Bank of Australia

In May 2005, CBA acquired 30% of 452 Capital Pty Limited (“425 Capital”) for a consideration rumoured to be $100 million. 452 Capital is a funds management company with investments focusing on Australian equities and at the time of the acquisition, had approximately $4 billion in funds under management. Prior to the minority investment, CBA had an alliance with 452 Capital which gave its retail investors access to 452 Capital’s investment products.

HSBC Asset Management (Australia) Limited/Challenger Financial Services Group Limited

In March 2005, HSBC Holdings plc agreed to sell its Australian asset management business, HSBC Asset Management (Australia) Limited (“HSBC Asset Management”) to Challenger, for $21.9 million. At the time of the acquisition, HSBC Asset Management had funds under management of approximately $3.5 billion and provided a range of products and investment advice including unit trusts, wholesale funds, personal superannuation and allocated pensions.

Oasis Asset Management Limited/ING Australia Limited

In March 2006, ING Australia acquired a 76% interest in Oasis Asset Management Limited (“Oasis”) from Pacific Equity Partners in a transaction that valued 100% of Oasis at $72 million (the remaining 24% interest in Oasis was retained by Oasis management). Oasis is a financial services platform that provides securities dealers with the ability to develop and distribute their own customised financial products. It provides super and non super wrap products, direct share services, cash management trusts, margin lending and administration services.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

AustChoice Financial Services Limited/Deakin Financial Services Group Limited

In November 2004, dealer group Deakin Financial Services Group Limited (“Deakin”) merged with Austchoice Financial Services Limited (“Austchoice”) to form DKN Financial Group Limited. The transaction valued Austhoice at approximately $27 million. Austchoice operated investment administration platforms and had over $1 billion in funds under administration as at June 2003.

Wealthpac Access Master Trust/Equity Trustees Limited

In March 2003, Equity Trustees Limited (“Equity Trustees”) acquired Wealthpac Access Master Trust (“Wealthpac”) for $2.5 million, consisting of $1.25 million in cash and $1.25 million in Equity Trustee shares. An additional payment was payable based on a calculation that considered return on investment and growth in FUM over three years. Wealthpac was a corporate superannuation master trust with approximately 7,600 members and $110 million in funds under administration. Equity Trustees acquired Wealthpac with a view to accessing growth opportunities in its existing business and new interstate markets.

Lifetrack Management Limited/IOOF Holdings Limited

In February 2003, IOOF acquired investment administration business Lifetrack Management Limited (“Lifetrack”) for $50 million. Through the acquisition, IOOF added significant scale to its investment administration business, adding $2.8 billion in funds under administration to reach a $4 billion in total funds under administration.

Financial Lifestyle Solutions Pty Limited/ING Australia Limited

In May 2008, Millenium3 Financial Services Pty Limited (“Millenium3”), one of Australia’s largest financial services adviser groups and a wholly owned subsidiary of ING Australia, acquired Financial Lifestyle Solutions Pty Limited (“FLS”) for $14 million. FLS was a national dealer group with $1.1 billion in funds under advice and over 140 financial planners and general insurance brokers. As part of the sale agreement, Millennium3 agreed to on sell FLS’s general insurance business to Insurance Advisernet Australia Pty Limited.

Community and Corporate Financial Services Pty Limited/Tolhurst Group Limited

In June 2007, Tolhurst Group Limited (“Tolhurst”) announced that it had agreed to acquire Community and Corporate Financial Services Pty Limited (“ComCorp”) for $31.3 million (50% in cash and 50% in shares in Tolhurst). The transaction was completed in November 2007. ComCorp was a national independent financial planning group with $1.7 billion in funds under advice and over 600,000 clients at the time of the acquisition. This transaction greatly increased Tolhurst’s distribution capability, especially along the Australian east coast, as well as providing an established relationship with a number of credit unions and superannuation funds including Hunter United Credit Union, Qantas Staff Credit Union and Prime Super.

Western Pacific Financial Group Pty Limited/Snowball Group Limited

In August 2006, Snowball Group Limited (“Snowball”) announced the acquisition of Western Pacific Financial Group Pty Limited (“Western Pacific”) for $50.1 million. Western Pacific was a national dealer group comprising 19 practices, 55 advisers and had approximately $2.1 billion in funds under administration as at 30 June 2006. In addition, Western Pacific operated an investment administration platform badged from St.George’s platform, Asgard. This acquisition significantly increased the scale of Snowball’s business which prior to the transaction had 25 salaried advisers and $2 billion in funds under management.

Independent Expert’s Report (continued)

Appendix D

Valuation Evidence from Comparable Listed Companies

1                                        Banking

The sharemarket ratings of selected listed banking companies are set out below:

Sharemarket Ratings of Selected Listed Companies – Banking(1)

														Geared
	Market													NTA
	Capital-	Cash Price Earnings Multiple (times)							Dividend Yield(3) (%)					Multiple
	isation(2)	2007			2008		2009	2010	2007		2008	2009	2010	(times)
Company	($ millions)	Historical	LTM(4)		Forecast		Forecast	Forecast	Historical	LTM	Forecast	Forecast	Forecast	Historical

Major Banks
CBA	55,672.2	12.2	11.9		11.9		11.8	10.9	5.9	6.3	6.3	6.4	6.7	3.4
Westpac	43,852.7	12.5	12.0		11.7		11.3	11.1	5.7	6.1	6.1	6.3	6.5	3.0
NAB	38,615.1	8.6	8.3		9.5		8.0	7.3	7.3	7.7	8.5	8.7	8.9	1.8
ANZ	34,427.0	8.6	9.3		10.9		9.0	8.1	8.0	8.0	8.1	8.1	8.1	1.7
Median		10.4	10.6		11.3		10.2	9.5	6.6	7.0	7.2	7.2	7.4	2.4
Weighted average		10.8	10.6		11.1		10.3	9.6	6.6	6.9	7.1	7.2	7.4	2.6

Regional Banks
Bendigo and Adelaide	2,965.4	11.3	14.7	(5)	14.7	(5)	10.8	9.9	6.3	5.9	5.9	6.3	6.7	1.8
Bank of Queensland	2,222.7	21.4	18.7		15.4		12.4	10.9	4.5	4.7	5.0	5.5	5.9	2.1
Median		16.4	16.7		15.1		11.6	10.4	5.4	5.3	5.4	5.9	6.3	1.9
Weighted average		15.7	16.4		15.0		11.5	10.3	5.6	5.4	5.5	5.9	6.4	1.9

Source: Grant Samuel analysis(6)

The multiples shown above are based on sharemarket prices as at 15 September 2008 and do not reflect a premium for control. All of the companies have a 30 September year end with the exception of Commonwealth Bank of Australia (“CBA”) and Bendigo and Adelaide Bank Limited (“Bendigo and Adelaide”), which have a 30 June year end and Bank of Queensland Limited (“Bank of Queensland”) which has a 31 August year end.

A brief description of each company (other than Westpac, which is described in Section 8 of this report) is set out below.

(1)                       The companies have different year ends. In particular, CBA and Bendigo and Adelaide have a 30 June year and have both reported their results for the year ended 30 June 2008. The 30 June 2008 multiples for CBA and Bendigo and Adelaide are shown in both the LTM and 2008 forecast columns to ensure consistency with the other comparable companies for the 2009 forecast and the 2010 forecast.

(2)                       Market capitalisation represents the market value of equity capital, which is represented by fully diluted ordinary share capital. It excludes preference or hybrid capital classified as equity for reporting purposes (with cash net profit after tax also after preference or hybrid distributions).

(3)                       Represents full year ordinary dividend per share (excluding any special dividends) divided by current ordinary share price.

(4)                       LTM is the last twelve months and represents the 12 months ended 31 March 2008 for all banks other than CBA, Bendigo and Adelaide and Bank of Queensland. For CBA and Bendigo and Adelaide it represents the 12 months ended 30 June 2008 and for Bank of Queensland it represents the 12 months ended 29 February 2008.

(5)                       The LTM and 2008 forecast multiples for Bendigo and Adelaide include Adelaide Bank’s results from 30 November 2007 (i.e. only for seven of the 12 months) and are therefore not comparable.

(6)                       Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Commonwealth Bank of Australia

With a market capitalisation of almost $60 billion and total assets of $487.6 billion, CBA is one of Australia’s largest integrated financial service providers. It is Australia’s largest retail bank and a leading life insurer in Australia, New Zealand and Fiji. CBA’s core business is the provision of retail, business and institutional banking services. It also is a major participant in Australia’s wealth management sector with products covering superannuation and life insurance as well as retail and wholesale fund management activities (including CBA’s master trust product, FirstChoice). In recent years CBA has expanded its banking activities in Indonesia through the acquisition of Bank Arta Niaga Kencana and has also increased its interest in PT Astra Life Insurance. Banking operations represent just over 80% of group revenue and net profit after tax (12% of which is contributed by international banking operations).

National Australia Bank Limited

National Australia Bank Limited (“NAB”) is a large banking and financial services organisation with operations in Australia, New Zealand, parts of the United Kingdom and Asia. The company provides a full range of banking services, from retail banking and consumer credit through to institutional lending, structured finance, and wealth management. NAB’s main banking brands are nab in Australia, Bank of New Zealand in New Zealand and Yorkshire Bank and Clydesdale Bank in the United Kingdom. NAB also provides wealth management products and services (investment, superannuation and insurance solutions) in Australia and Asia under the MLC brand. In November 2007, NAB has expanded its international operations through the acquisition of Great Western Bancorporation, the holding company of Great Western Bank, a regional bank based on South Dakota in the United States. As at 31 March 2008, NAB had total assets of $604.6 billion. Banking operations represent approximately 75% of net operating earnings.

Australia and New Zealand Banking Group Limited

Australia and New Zealand Banking Group Limited (“ANZ”) is one of Australia’s largest banks and, following its acquisition of the National Bank of New Zealand in 2003, is the largest bank in New Zealand (and operates as a separate brand). It also has significant operations in Asia (including recent expansions into China, Vietnam and Cambodia) and the Pacific. Banking services include retail banking, regional, rural and small business banking, business, corporate and institutional banking and structured finance as well as consumer finance services through Esanda Finance Corporation Limited. ANZ also offers private bank services and provides integrated wealth creation, management and protection products and services through its 49% interest in a joint venture with ING Group. As at 31 March 2008, ANZ had total assets of $438.4 billion.

Bendigo and Adelaide Bank Limited

Bendigo and Adelaide resulted from the merger of Bendigo Bank Limited (“Bendigo Bank”) and Adelaide Bank Limited, which was completed in November 2007. Bendigo and Adelaide provides retail banking, commercial banking and wealth management services through Community Bank (a franchisee network) and Bendigo and Adelaide owned branches in all states of Australia and the Australian Capital Territory (but primarily in Victoria and South Australia). Its wealth management services are provided through Sandhurst Trustees. Bendigo and Adelaide also has alliances and joint ventures with a number of parties, including 50% joint venture interests in Elders Rural Bank and Tasmanian Banking Services. The combined entity had total assets of $48.1 billion at 30 June 2008. Banking income represents approximately 90% of Bendigo and Adelaide’s total income.

Bank of Queensland Limited

Bank of Queensland provides retail and business banking services and products primarily within the Queensland market. It operates through an owner-managed branch concept, which is a partnership between Bank of Queensland and experienced bank managers to provide banking services and has been using this concept to pursue aggressive interstate expansion. In recent year, Bank of Queensland has acquired Pioneer Permanent Building Society Limited (to increase its exposure in regional Queensland) and Home Building Society Limited (to gain a significant exposure to the high growth Western Australian banking market). It also proposed a merger with Bendigo Bank although this proposal was

Independent Expert’s Report (continued)

rejected and subsequently withdrawn. In addition to banking services, Bank of Queensland also distributes insurance (home, commercial, consumer credit) through alliances with third parties. In April 2007, Bank of Queensland transferred its credit card business to Citibank as part of a strategic arrangement for Citibank to provide Bank of Queensland branded cards to Citibank customers. As at 29 February 2008, Bank of Queensland had total assets of $27.1 billion.

2                                        Wealth Management

The sharemarket ratings of selected listed wealth management companies are set out below:

Sharemarket Ratings of Selected Listed Companies – Wealth Management

	Market	Market		EBIT multiple				Price earnings multiple
	capital-	capital-		(times)				(times)
	isation	isation/		2008		2009	2010	2008		2009	2010
Company	($ millions)	FUMA (%)		Historical		Forecast	Forecast	Historical		Forecast	Forecast

Financial Services
AMP	12,805.2	nc	(7)	nc		nc	nc	19.0	(8)	15.3	14.0
AXA	9,082.0	nc		nc		nc	nc	23.0	(8)	14.7	13.2
Median		nc		nc		nc	nc	21.0		15.0	13.6
Weighted average		nc		nc		nc	nc	20.7		15.1	13.7

Funds Management
Platinum	2,081.3	13.9		8.3		11.5	9.4	12.8		17.4	14.4
Perpetual	1,904.6	0.7		9.6		10.6	9.5	14.5		16.4	14.9
AWM	838.0	1.4		8.6		7.5	6.8	13.2		12.1	11.0
BTIM	496.0	1.2		9.3	(8)	9.1	8.5	13.7	(8)	12.8	11.8
HFA	484.9	5.2		nmc	(9)	nmc	6.1	nmc		nmc	7.7
Count	398.2	3.1		12.1		10.8	9.9	18.7		15.7	14.2
IOOF	376.0	1.3		11.6		15.2	12.9	14.5		19.8	17.1
Treasury Group	177.2	1.4		4.2		4.4	3.8	10.3		10.5	9.3
Wilson HTM	114.8	2.2		2.3		nc	nc	9.6		nc	nc
Plan B	52.5	3.0		6.1		nc	nc	10.9		nc	nc
Median		1.8		8.6		10.6	9.0	13.2		15.7	13.0
Weighted average		5.3		9.0		10.5	8.9	13.7		15.9	13.4

Source: Grant Samuel analysis

The multiples shown above are based on sharemarket prices as at 15 September 2008 and do not reflect a premium for control. All of the companies have a 30 June year end with the exception of AMP Limited (“AMP”) and AXA Asia-Pacific Holdings Limited (“AXA”) which have a 31 December year end and BT Investment Management Limited (“BTIM”) which has a 30 September year end.

A brief description of each company is set out below.

AMP Limited

AMP is a leading Australian and New Zealand financial services company with more than 3.4 million customers and 3,900 employees. AMP has two business units, AMP Financial Services (financial planning advice, retirement savings, general and life insurance, selected banking products) and AMP Capital Investors (a specialist investment manager). AMP has a network of more than 2,000 financial planners. In March 2008, AMP completed the sale of its closed reinsurance and general insurance Cobalt/Gordian to Enstar Group for $585 million. The group is Australia’s largest retail and corporate

(7)                       nc = not calculated.

(8)                       The 2008 multiples for AMP and AXA are the multiples for the year ending 31 December 2008 and for BTIM are the multiples for the year ending 30 September 2008.

(9)                       nmc = not a meaningful calculation.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

superannuation provider, and one of the most significant investment managers in Australia with more than $117 billion in assets under management as at 30 June 2008.

AXA Asia-Pacific Holdings Limited

AXA provides wealth management, financial planning and insurance services and products in Australia, New Zealand, Hong Kong, India, Malaysia, China and southeast Asia. Approximately half of AXA’s profit after tax is derived from its Australian and New Zealand operations. 25% of total operating earnings is generated from its wealth management activities (the majority of which are in Australia and New Zealand). As at 30 June 2008, AXA had $95.3 billion in funds under management, administration and advice most of which is from Australia and New Zealand.

Perpetual Limited

Perpetual Limited (“Perpetual”) is a financial wealth management and corporate trust services company. Perpetual provides funds management, responsible entity services, trustee and executor services, financial planning, investment administration, superannuation, custody and registry services to individuals, families and institutional investors. The group also provides a range of corporate trust services to fund managers, superannuation trustees and capital market participants. As at 30 June 2008, Perpetual had $30.3 billion in funds under management, $7.7 billion in funds under advice and $222.9 billion in funds under supervision.

Platinum Asset Management Limited

Platinum Asset Management Limited (“Platinum”) listed in May 2007 and is an Australian based fund manager specialising in international equities. It manages eight investment funds and invests in stocks perceived to be undervalued rather than by reference to macro economic modelling or global market indexes. Back office, custodial and distribution functions are outsourced. Platinum’s high market capitalisation to FUMA multiple is in part related to its low cost to income ratio. Platinum’s EBIT margins are twice the level of comparable peers at approximately 80% vs. an average of approximately 40%. As at 30 June 2008, Platinum had $15.0 billion in funds under management.

Australian Wealth Management Limited

Australian Wealth Management Limited (“AWM”) is a wealth management business which was spun off from Tower Limited in February 2005. In May 2006, AWM merged with Select Managed Funds Limited. AWM, through its subsidiaries, provides wealth management and financial advisory services to members of credit union partners and to other clients. The company’s services include master trust and wrap platforms, financial planning and stockbroking businesses, investment research and asset management. AWM also offers trustee services, superannuation and investment administration services. In May 2008, AWM acquired a 70% interest in the Ord Minnett Group, with JP Morgan retaining the remaining 30% interest. The Ord Minnett Group is an Australian wealth management firm with a high net worth private client base and a national advisor network. The acquisition was consistent with AWM’s stated strategy of expanding its distribution network and providing cross sell opportunities across existing businesses. As at 30 June 2008, AWM had $6.5 billion in funds under management, $13.4 billion in funds under administration, $14.6 billion in funds under advice and $25.9 billion in funds under supervision.

BT Investment Management Limited

BTIM is an Australian based funds management business. It services retail and institutional clients and had $36.8 billion in funds under management as at 30 June 2008. BTIM operates under a multi-boutique model with four investment teams, equity strategies, multi strategies, income strategies and macro strategies, which aims to allow the benefit of specialised investment teams while having the operating scale and distribution reach of a larger business. 40% of BTIM was spun off from Westpac via an initial public offer in December 2007.

Independent Expert’s Report (continued)

HFA Holdings Limited

HFA Holdings Limited (“HFA”) is a specialist fund manager, developing, marketing and managing fund of hedge fund products. As at 30 June 2008, HFA had $9.4 billion in funds under management with both retail and institutional investors, including $8.4 million from the acquisition of United States based fund manager, Lighthouse Partners, which was completed in January 2008. Prior to the merger with Lighthouse Partners, HFA was a distribution focussed business selling rebadged fund of hedge fund products to retail investors in the domestic market. All of the funds management activities were performed by Lighthouse Partners. The merger with Lighthouse Partners created a fully integrated global fund of hedge fund manager, combining the domestic retail distribution platform with the fund of hedge funds management capabilities and international distribution of Lighthouse Partners.

Count Financial Limited

Count Financial Limited (“Count”) is Australia’s largest independently owned franchised network of financial planners and accountants. As at 30 June 2008, Count had $12.8 billion of funds under advice. Count’s other businesses include Countplus Pty Limited, which acquires interests in accounting and financial planning firms for consolidation and Finconnect Pty Limited, which offers members a platform to expand their business through either direct or referral business.

IOOF Holdings Limited

IOOF Holdings Limited (“IOOF”) is an Australian financial services company with four core businesses, funds management, corporate superannuation, asset management and financial advice. IOOF’s funds management business offers a range of pooled investment vehicles, including wholesale and retail unit trusts and portfolio administration services, to individuals through financial advisers. IOOF had $29.4 billion in funds under management and administration as at 30 June 2008. IOOF’s asset management division offers a multi investment manager structure for its funds. Consultum Financial Advisers is the financial advisory arm of IOOF and has over 110 financial advisers throughout Australia.

Treasury Group Limited

Treasury Group Limited (“Treasury Group”) is an Australian investment and funds management company which invests in, and supports the management of, small to medium sized asset management companies. Treasury Group has investments in six boutique funds and provides them with support services and infrastructure. Treasury Group’s lower multiples are partly attributable to recent poor performance. Funds under management as at 30 June 2008 were $12.5 billion.

Wilson HTM Investment Group Limited

Wilson HTM Investment Group Limited (“Wilson HTM”) is an integrated investment house with operations in investment management and investment banking. Its investment management business provides funds management services through Pinnacle Investment Management (the company’s “house of boutiques” funds management business), speciality funds management and private wealth management. The investment banking business focuses on corporate finance, equity research, equity capital markets and stockbroking services for middle market companies. Wilson HTM has a strategic relationship with Deutsche Bank AG, which owns a 19.9% shareholding. It employs more than 300 staff across ten offices in Sydney, Brisbane, Melbourne, Canberra and a number of regional centres and had $5.3 billion in funds under management as at 30 June 2008.

Plan B Group Holdings Limited

Plan B Group Holdings Limited (“Plan B”) is a vertically integrated wealth management business operating in Australia and New Zealand with more then 20,000 clients and $1.8 billion in funds under management and administration as at 30 June 2008. Plan B offers strategic wealth management advice, portfolio administration and funds management (including superannuation) and ancillary services such as life insurance broking, trustee services, estate planning and will preparation. Approximately 75% of its business is generated in Australia.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Appendix E

Broker Consensus Forecasts

St.George

Set out below is a summary of forecasts prepared by brokers that follow St.George in the Australian stockmarket:

St.George – Broker Forecasts

		Cash net profit after tax ($ millions)			Basic cash earnings per share ($)			Dividends per share ($)
Broker	Date	2008	2009	2010	2008	2009	2010	2008	2009	2010
Broker 1	12 August 2008	1,264	1,192	1,244	2.29	2.07	2.12	1.72	1.72	1.72
Broker 2	12 August 2008	1,318	1,310	1,281	2.37	2.29	2.23	1.84	1.81	1.82
Broker 3	13 August 2008	1,316	1,408	1,470	2.36	2.46	2.52	1.78	1.88	1.93
Broker 4	12 August 2008	1,302	1,424	1,523	2.34	2.49	2.61	1.80	1.90	2.02
Broker 5	12 August 2008	1,306	1,331	1,498	2.36	2.33	2.58	1.83	1.83	2.00
Broker 6	12 August 2008	1,312	1,229	1,202	2.36	2.15	2.08	1.85	1.85	1.85
Broker 7	13 August 2008	1,304	1,346	1,500	2.34	2.31	2.53	1.80	1.88	1.97
Broker 8	12 August 2008	1,290	1,416	1,515	2.32	2.45	2.58	1.80	1.92	2.02
Broker 9	12 August 2008	1,326	1,426	1,512	2.37	2.50	2.61	1.83	1.90	1.97
Broker 10	12 August 2008	1,335	1,433	1,525	2.40	2.52	2.64	1.78	1.88	1.93
Broker 11	12 August 2008	1,325	1,431	1,556	2.38	2.53	2.73	1.87	1.95	2.11
Minimum		1,264	1,192	1,202	2.29	2.07	2.08	1.72	1.72	1.72
Maximum		1,335	1,433	1,556	2.40	2.53	2.73	1.87	1.95	2.11
Median		1,312	1,408	1,500	2.36	2.45	2.58	1.80	1.88	1.97
Average		1,309	1,359	1,439	2.36	2.37	2.48	1.81	1.87	1.94

Source: Broker’s reports, Grant Samuel analysis

When reviewing this data the following should be noted:

•                  the forecasts are for the years ending 30 September 2008, 2009 and 2010;

•                  the forecasts presented above represent the latest available broker forecasts for St.George;

•                  the brokers presented are those who have published research on St.George following the announcement of St.George’s market update on 12 August 2008; and

•                  Grant Samuel believes that, as far as it is possible to identify from a review of the brokers’ reports, all of the forecasts are presented on the following basis:

•                  no allowance has been made for any synergy benefits or costs potentially arising from the Westpac Proposal; and

•                  cash basis net profit after tax has been prepared and presented before significant items and hedging volatility but after dividends on SAINTS and SPS and net profit attributable to minority interests (i.e. the cash basis net profit after tax represents cash profit attributable to ordinary shareholders only).

Independent Expert’s Report (continued)

Westpac

Westpac – Broker Forecasts

		Cash net profit after tax ($ millions)			Basic cash earnings per share ($)			Dividends per share ($)
Broker	Date	2008	2009	2010	2008	2009	2010	2008	2009	2010
Broker 1	8 August 2008	3,677	3,622	3,847	1.96	1.92	2.02	1.37	1.38	1.39
Broker 2	8 August 2008	3,747	3,772	3,807	2.00	1.99	2.02	1.43	1.48	1.50
Broker 3	11 August 2008	3,746	3,833	3,953	1.99	2.01	2.03	1.40	1.41	1.41
Broker 4	8 August 2008	3,764	4,016	—	2.00	2.11	2.25	1.42	1.48	1.58
Broker 5	8 August 2008	3,760	3,731	4,135	2.00	1.96	2.14	1.41	1.43	1.50
Broker 6	8 August 2008	3,740	3,538	3,556	1.99	1.85	1.83	1.44	1.44	1.44
Broker 7	11 August 2008	3,788	3,937	4,261	2.01	2.05	2.19	1.43	1.50	1.58
Broker 8	8 August 2008	3,802	4,092	4,541	2.02	2.14	2.34	1.43	1.53	1.65
Broker 9	8 August 2008	3,766	3,927	3,907	2.00	2.05	2.01	1.41	1.46	1.46
Broker 10	8 August 2008	3,740	3,951	4,288	1.99	2.08	2.22	1.42	1.50	1.58
Minimum		3,677	3,538	3,556	1.96	1.85	1.83	1.37	1.38	1.39
Maximum		3,802	4,092	4,541	2.02	2.14	2.34	1.44	1.53	1.65
Median		3,754	3,880	3,953	2.00	2.03	2.09	1.42	1.47	1.50
Average		3,753	3,842	4,033	2.00	2.02	2.11	1.42	1.46	1.51

Source: Broker’s reports, Grant Samuel analysis

When reviewing this data the following should be noted:

•                  the forecasts are for the years ending 30 September 2008, 2009 and 2010;

•                  the forecasts presented above represent the latest available broker forecasts for Westpac;

•                  the brokers presented are those who have published research on Westpac following the announcement of Westpac’s market update on 8 August 2008;

•                  Grant Samuel is aware of only one other broker that follows Westpac. This broker has not released any research on Westpac that includes earnings forecasts subsequent to Westpac’s market update on 8 August 2008; and

•                  Grant Samuel believes that, as far as it is possible to identify from a review of the brokers’ reports, all of the forecasts are presented on the following basis:

•                  no allowance has been made for any synergy benefits or costs potentially arising from the Westpac Proposal; and

•                  cash basis net profit after tax has been prepared and presented before significant items, hedging volatility and earnings from Westpac shares held by Westpac in its managed funds and life businesses (i.e. the cash basis net profit after tax represents cash profit attributable to ordinary shareholders only).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Investigating Accountant’s Report

Investigating Accountant’s Report (continued)

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

The Directors	Darling Park Tower 2
Westpac Banking Corporation	201 Sussex Street
Westpac Place	GPO BOX 2650
275 Kent Street	SYDNEY NSW 1171
SYDNEY NSW 2000	DX 77 Sydney
Australia
The Directors	www.pwc.com/au
St.George Bank Limited	Telephone +61 2 8266 0000
182 George Street	Facsimile +61 2 8266 9999
SYDNEY NSW 2000

26 September 2008

Subject: Investigating Accountant’s Report

Dear Directors

We have prepared this report on certain financial information of Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”), and the “Merged Group” for inclusion in the Scheme Booklet Supplement dated on or about 30 September 2008, which is to be issued by St.George in connection with the proposed merger of St.George and Westpac.

Expressions defined in the Scheme Booklet have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Scope

Westpac and St.George have jointly requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant’s Report (the “Report”) covering the following information (referred to collectively as the “Financial Information”):

St.George historical financial information

•      the income statements of St.George for the years ended 30 September 2006 and 2007 and the half years ended 31 March 2007 and 2008 included in Section 2.4 (a)-(d) of the Scheme Booklet;

•      the balance sheets of St.George as at 30 September 2006 and 2007 and 31 March 2007 and 2008 included in Section 2.4 (a)-(d) of the Scheme Booklet; and

•      selected notes thereto included in Section 2.4 (a)-(d) of the Scheme Booklet.

(collectively, the “St.George Historical Financial Information”).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Westpac historical financial information

•      the income statements of Westpac for the years ended 30 September 2006 and 2007 and the half years ended 31 March 2007 and 2008 included in Section 3.7 of the Scheme Booklet;

•      the balance sheets of Westpac as at 30 September 2006 and 2007 and 31 March 2007 and 2008 included in Section 3.7 of the Scheme Booklet; and

•      selected notes thereto included in Section 3.7 of the Scheme Booklet.

(collectively, the “Westpac Historical Financial Information”).

Merged Group pro forma historical financial information

•      the pro forma income statement of the Merged Group for the year ended 31 March 2008 included in Section 4.9 (b)-(d) of the Scheme Booklet;

•      the pro forma balance sheet of the Merged Group as at 31 March 2008 included in Section 4.9 (b)-(d) of the Scheme Booklet; and

•      selected notes thereto included in Section 4.9 (b)-(d) of the Scheme Booklet which assumes completion of the contemplated transactions disclosed in Section 4.9 (b)-(d) of the Scheme Booklet (the “pro forma transactions”).

(collectively, the “Merged Group Pro Forma Historical Financial Information”).

This Report has been prepared for inclusion in the Scheme Booklet. We disclaim any assumption of responsibility for any reliance on this Report or on the Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review

Review of the St. George Historical Financial Information

The St.George Historical Financial Information set out in Section 2.4(a)-(d) of the Scheme Booklet has been extracted from the financial statements of St.George for the year ended 30 September 2007 and the half year ended 31 March 2008. The annual financial statements were audited and the half year financial statements were reviewed by KPMG who issued unmodified audit and review opinions.

The Directors of the St.George are responsible for the preparation of the St.George Historical Financial Information.

We have conducted our review of the St.George Historical Financial Information in accordance with Australian Auditing Standard AUS 902 “Review of Financial Reports” relating to review engagements. We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

•      an analytical review of the financial performance of St.George for the relevant historical period

•      a review of work papers, accounting records and other documents

•      a review for potential adjustments to the historical financial performance

•      a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by St.George, and

•      enquiry of directors, management and others.

(2)

Investigating Accountant’s Report (continued)

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review of the Westpac Historical Financial Information

The Westpac Historical Financial Information set out in Section 3.7 of the Scheme Booklet has been extracted from the financial statements of Westpac for the year ended 30 September 2007 and the half year ended 31 March 2008. The annual financial statements were audited and the half year financial statements were reviewed by PricewaterhouseCoopers who issued unmodified audit and review opinions.

The Directors of Westpac are responsible for the preparation of the Westpac Historical Financial Information.

We have conducted our review of the Westpac Historical Financial Information in accordance with Australian Auditing Standard AUS 902 “Review of Financial Reports” relating to review engagements. We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

•      an analytical review of the financial performance of Westpac for the relevant historical period

•      a review of work papers, accounting records and other documents

•      a review for potential adjustments to the historical financial performance

•      a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Westpac, and

•      enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review of the Merged Group Pro Forma Historical Financial Information

The Merged Group Pro Forma Historical Financial Information set out in Section 4.9 (b)-(d) of the Scheme Booklet has been compiled by Westpac from the Westpac Historical Financial Information and the St.George Historical Financial Information. The Merged Group Pro Forma Historical Financial Information incorporates such adjustments including the pro forma transactions as the Directors of Westpac considered necessary to reflect the implementation of the Merger and the operations of the Merged Group going forward. The Directors of Westpac are responsible for the preparation of the Merged Group Pro Forma Historical Financial Information, including determination of the adjustments, except that the Directors of St.George are responsible for the information regarding St.George provided to Westpac to prepare the Merged Group Pro Forma Historical Financial Information.

(3)

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

We have conducted our review of the Merged Group Pro Forma Historical Financial Information in accordance with Australian Auditing Standard AUS 902 “Review of Financial Reports” relating to review engagements. We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

•      a review of the pro forma adjustments made to the historical financial performance

•      a review of the assumptions used to compile the pro forma balance sheet

•      a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Westpac in relation to the Merged Group, and

•      enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statements

Review statement on the St.George Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the St.George Historical Financial Information, as set out in Section 2.4 (a)-(d) of the Scheme Booklet does not present fairly:

•      the historical financial performance of St.George for the years ended 30 September 2006 and 2007 and the half years ended 31 March 2007 and 2008; and

•      the historical balance sheets of St.George as at 30 September 2006 and 2007 and 31 March 2007 and 2008

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by St.George.

Review statement on the Westpac Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the Westpac Historical Financial Information, as set out in Section 4.9 (b)-(d) of the Scheme Booklet does not present fairly:

•      the historical financial performance of Westpac for the years ended 30 September 2006 and 2007 and the half years ended 31 March 2007 and 2008; and

•      the historical balance sheets of Westpac as at 30 September 2006 and 2007 and 31 March 2007 and 2008

In accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Westpac.

(4)

Investigating Accountant’s Report (continued)

Limitation of scope of review of the Merged Group Pro Forma Historical Financial Information

The directors of Westpac are responsible for the preparation of the Merged Group Pro Forma Historical Financial Information, except that the Directors of St.George are responsible for the information regarding St.George provided to Westpac to prepare the Merged Group Pro Forma Historical Financial Information. In preparing the Merged Group Pro Forma Historical Financial Information no adjustments have been made to reflect the fair values of acquired assets and liabilities in accordance with AASB 3 Business Combinations as described in Section 4.9 (b)(vi) of the Scheme Booklet.

Accordingly, the Merged Group Pro Forma Historical Financial Information does not contain adjustments to the reported amounts of assets and liabilities that will be required to reflect their fair values and in particular does not recognise the fair value of identifiable intangible assets separately to goodwill. Consequently the pro forma income statement of the Merged Group does not include amortisation charges that would be required in relation to any such identifiable intangible assets which have limited useful lives.

Review statement on the Merged Group Pro Forma Historical Financial Information

Based on our review, which is not an audit, except for the limitation of scope described above, nothing has come to our attention which causes us to believe that:

•      the pro forma balance sheet of the Merged Group as at 31 March 2008 and the pro forma income statement of the Merged Group for the year ended 31 March 2008 have not been properly prepared on the basis of the pro forma transactions and adjustments;

•      the pro forma transactions and adjustments do not form a reasonable basis for the pro forma balance sheet of the Merged Group as at 31 March 2008;

•      the Merged Group Pro Forma Historical Financial Information does not present fairly

•      the pro forma historical income statement of the Merged Group for the year ended 31 March 2008; and

•      the pro forma balance sheet of the Merged Group as at 31 March 2008,

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Westpac disclosed in Westpac’s audited financial statements for the year ended 30 September 2007.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Westpac and St.George have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of the merger of Westpac and St.George other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

(5)

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Ian Hammond	Sean Gregory
Authorised Representative of	Authorised Representative of
PricewaterhouseCoopers Securities Ltd	PricewaterhouseCoopers Securities Ltd

(6)

Investigating Accountant’s Report (continued)

Appendix A

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
PRICEWATERHOUSECOOPERS SECURITIES LTD	Services Licence No 244572
FINANCIAL SERVICES GUIDE
Darling Park Tower 2
This Financial Services Guide is dated 26 September 2008	201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

1    About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (“PwC Securities”) has been jointly engaged by St. George Bank Limited (“St.George”) and Westpac Banking Corporation (“Westpac”) to provide a report in the form of Investigating Accountant’s Report in relation to the Financial Information (the “Report”) for inclusion in the Scheme Booklet.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2    This Financial Services Guide

This Financial Services Guide (“FSG”) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3    Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4    General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5    Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are charged on a fixed fee basis.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6    Associations with issuers of financial product

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. In this instance PricewaterhouseCoopers performs the audit of Westpac and provides a range of advisory and tax services to St.George.

7    Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service (“FICS”), an external complaints resolution service. You will not be charged for using the FICS service.

8    Contact Details

PwC Securities can be contacted by sending a letter to the following address:

Mr Ian Hammond or Mr Sean Gregory

PricewaterhouseCoopers Securities Ltd

201 Sussex Street, GPO BOX 2650

SYDNEY NSW 1171

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Merger Implementation Agreement

Merger Implementation Agreement(continued)

Merger Implementation

Agreement

Westpac Banking Corporation

St.George Bank Limited

Allens Arthur Robinson

Deutsche Bank Place

Corner Hunter and Philip Streets

Sydney NSW 2000

Tel 61 2 9230 4000

Fax 61 2 9230 5333

www.aar.com.au

© Copyright Allens Arthur Robinson, Australia 2008

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Merger Implementation Agreement

Table of Contents

1.	Defined Terms and Interpretation		4
	1.1	Defined terms	4
	1.2	Interpretation	16
	1.3	Consents and approvals	17
	1.4	Business Day	18
	1.5	Date of this Agreement	18

2.	Agreement to Propose Schemes		18

3.	Conditions Precedent		18
	3.1	Conditions to Share Scheme	18
	3.2	Best endeavours to satisfy Share Scheme Conditions	19
	3.3	ACCC Approval	20
	3.4	Waiver of Share Scheme Conditions	21
	3.5	Notifications	22
	3.6	Conditions not satisfied	22

4.	Share Scheme		23
	4.1	Outline of Share Scheme	23
	4.2	Share Scheme Consideration	23
	4.3	Ineligible Foreign Shareholders	24

5.	Other St.George Securities		24
	5.1	SAINTS Scheme	24
	5.2	SPS, CPS and CPS II	25
	5.3	Option Scheme	26
	5.4	Compulsory acquisition	27

6.	Implementation Steps		27
	6.1	St.George’s obligations	27
	6.2	Register details	31
	6.3	Westpac’s obligations	31
	6.4	Assistance of officers and advisers	33
	6.5	Board changes	33
	6.6	Scheme Booklet responsibility statements	33

7.	Implementation Committee		34
	7.1	Establishment	34
	7.2	Membership	34
	7.3	Functions	34
	7.4	Meetings of Implementation Committee	35
	7.5	No partnership	35
	7.6	Integration planning	35

8.	Meetings and Court Approvals		35
	8.1	Court refuses to make orders	35
	8.2	Scheme voted down	36

Page i

Merger Implementation Agreement

9.	Recommendation of Share Scheme		37
	9.1	St.George Board recommendation	37
	9.2	Changes in St.George Board recommendation	37
	9.3	Other Schemes	37

10.	Conduct at Court Proceedings		37

11.	Conduct of Business		38
	11.1	Conduct by St.George	38
	11.2	Conduct by Westpac	40
	11.3	St.George securities	40

12.	Dividends		40
	12.1	St.George dividends	40
	12.2	Westpac dividends	41
	12.3	2008 final dividends	41
	12.4	Special Dividend	42
	12.5	St.George Dividend Reinvestment Plan	42

13.	Representations and Warranties		43
	13.1	St.George Warranties	43
	13.2	Westpac Warranties	44
	13.3	Reliance by parties	46
	13.4	Survival of representations	47
	13.5	Notification	47

14.	No Reliance on Due Diligence Information		47
	14.1	Due diligence investigations	47
	14.2	No warranty by St.George or Westpac	48
	14.3	Own enquiries	49
	14.4	Benefit	49

15.	Releases		50
	15.1	Westpac directors and officers	50
	15.2	St.George directors and officers	50

16.	Termination		51
	16.1	Termination for material breach	51
	16.2	Termination due to change or withdrawal of St.George Board recommendation	51
	16.3	Other termination events	52
	16.4	Method of termination	52
	16.5	Effect of termination	52

17.	Indemnities		52
	17.1	Indemnity by St.George	52
	17.2	Indemnity by Westpac	53
	17.3	Survival of indemnities	53

18.	Public Announcements and Communications		53
	18.1	Public announcements	53
	18.2	Agreement on Communications	53
	18.3	Shareholder communications	54

Page ii

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Merger Implementation Agreement

19.	Exclusivity		54
	19.1	No-shop restriction	54
	19.2	No-talk restriction	54
	19.3	No due diligence	55
	19.4	Notification	55
	19.5	Exceptions	55

20.	Reimbursement of Westpac Costs		56
	20.1	Acknowledgement	56
	20.2	Reimbursement	56
	20.3	Compliance with law	57
	20.4	No other liability	57
	20.5	Termination by St. George	57

21.	Confidentiality Deed		57

22.	Co-operation		57
	22.1	St.George consent and assistance	57
	22.2	Westpac consent and assistance	58
	22.3	Indemnities	59

23.	General		60
	23.1	Entire agreement	60
	23.2	Further acts	60
	23.3	Severability	60
	23.4	Notices	60
	23.5	Expenses and stamp duties	61
	23.6	Amendments	61
	23.7	Assignment	61
	23.8	Governing law	61
	23.9	Waiver	62
	23.10	No representation or reliance	62
	23.11	No merger	62
	23.12	GST	62
	23.13	Counterparts	63

Annexure 1 – Timetable	64
Annexure 2 – Share Scheme	66
Annexure 3 – SAINTS Scheme	66
Annexure 4 – Option Scheme	66
Annexure 5 – Deed Poll	66
Signing Page	67

Page iii

Merger Implementation Agreement(continued)

Date	8 September 2008

Parties

1.	Westpac Banking Corporation (ACN 007 457 141) of Level 20, 275 Kent Street, Sydney, NSW 2000 (Westpac)

2.	St.George Bank Limited (ACN 055 513 070) of Level 15, 182 George Street, Sydney, NSW 2000 (St.George)

Recitals

A	On 9 May 2008, Westpac submitted a merger proposal to St.George under which Westpac would acquire all of the St.George Shares pursuant to a scheme of arrangement.

B

On 13 May 2008, Westpac and St.George entered into an agreement to record the key terms of the merger, make a joint announcement of the merger and to facilitate the conduct of due diligence and finalisation of a merger implementation agreement containing the terms on which the merger would be implemented. Westpac and St.George jointly announced to the ASX their conditional agreement to merge and the key terms of the merger at approximately 9.30am on 13 May 2008.

C	On 26 May 2008, the parties entered into a Merger Implementation Agreement to record and give effect to the definitive terms on which St.George and Westpac will propose and implement the Share Scheme.

D

On 8 September 2008, the parties amended and restated the Merger Implementation Agreement so as to set out in more detail various matters agreed in the Merger Implementation Agreement, and to reflect other matters which have been agreed by the parties.

It is agreed as follows.

1.                                      Defined Terms and Interpretation

1.1                               Defined terms

In this Agreement, the following definitions apply unless the context requires otherwise.

2008 Financial Year means the financial year ending 30 September 2008.

2009 Financial Year means the financial year ending 30 September 2009.

ACCC means the Australian Competition and Consumer Commission.

ACCC Approval means the occurrence of any of the following:

(a)                                  Westpac receives written notice from the ACCC to the effect that the ACCC does not propose to oppose, intervene or seek to prevent the implementation of the Transaction under or by

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

reference to section 50 of the Trade Practices Act 1974 (Cth) (TPA), which notification is either unconditional or on conditions acceptable to both parties;

(b)                                 Westpac is granted clearance or authorisation to implement the Transaction by the ACCC or the Australian Competition Tribunal, unless revoked or stayed, which clearance or authorisation is either unconditional or on conditions acceptable to both parties; or

(c)                                  the Federal Court of Australia or any other competent Australian court makes a declaration that the implementation of the Transaction would not contravene the TPA either unconditionally or on conditions acceptable to both parties.

Adviser means, in relation to an entity, a financier, financial adviser, corporate adviser, accounting adviser, auditor, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Announcement Date means the day on which the announcement referred to in clause 18.1(a) has been released to the ASX by both parties.

APRA means the Australian Prudential Regulation Authority.

ASIC means the Australian Securities and Investments Commission.

ASIC Review Draft means the draft of the Scheme Booklet which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

ASIC Review Period means the period from the date on which the ASIC Review Draft is submitted to ASIC to the date on which ASIC registers the Scheme Booklet in accordance with section 4 12(6) of the Corporations Act.

ASX means the Australian Securities Exchange.

ASX Listing Rules means the official listing rules of the ASX.

Award Option means a zero exercise price option to acquire a St.George Share, granted under St.George’s Executive Performance Share Plan, which will participate in the Option Scheme.

Award Option Holder means a person who is registered in the Award Option Register as the holder of one or more Award Options from time to time.

Award Option Register means the register of Award Options kept by St.George.

Borrower Share has the meaning given to that term in the St.George Constitution.

Business Day means a week day on which trading banks are open for business in Sydney, Australia.

Claim means, in relation to a person, any claim, demand, action, legal proceeding, or judgment brought, made or given against the person.

Communications means all forms of communications, whether written, oral, in electronic format or otherwise, and whether direct or indirect via agents or Representatives.

Competing Transaction means a transaction, which if completed, would mean a person (other than Westpac or a Related Body Corporate of Westpac) would:

(a)                                  directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

Merger Implementation Agreement (continued)

(i)                                     more than 50% of the St.George Shares or more than 50% of the shares in any of St.George’s Material Subsidiaries; or

(ii)                                  the whole or a material part of the business or property of St.George or any of its subsidiaries;

(b)                                 acquire control of St.George, within the meaning of section 50AA of the Corporations Act; or

(c)                                  otherwise acquire or merge (including by way of a reverse takeover bid or dual listed companies structure) with St.George.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of St.George or any of its subsidiaries will be material if:

(d)                                 the relevant business or property contributes 50% or more of the consolidated net profit after tax of St.George; or

(e)                                  the business or property represents 50% or more of the total consolidated assets of St.George.

Confidentiality Deed means the confidentiality deed dated 13 May 2008 between St.George and Westpac.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia or the Supreme Court of New South Wales, to be agreed by Westpac and St.George.

Court Approval Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

CPS means the non-cumulative, unsecured, converting preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for CPS dated 16 November 2006.

CPS II means the non-cumulative, unsecured, converting preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for CPS II dated 27 November 2007.

Deed of Cancellation means a deed dated on or around 8 September 2008 between St.George, Westpac and the holder of options granted under the St.George Executive Option Plan.

Deed Poll means the deed poll to be entered into by Westpac in favour of the Share Scheme Participants, SAINTS Scheme Participants and Option Scheme Participants, in the form of Annexure 5 or as may otherwise be agreed by St.George and Westpac.

Depositor Share has the meaning given to that term in the St.George Constitution.

Disclosed means fairly disclosed:

(a)                                  in the case of St.George:

(i)                                     by St.George in writing to Westpac prior to 26 May 2008; or

(ii)                                  in any announcement made by St.George on ASX prior to 26 May 2008; and

(b)                                 in the case of Westpac:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(i)                                     by Westpac in writing to St.George prior to 26 May 2008; or

(ii)                                  in any announcement made by Westpac on ASX prior to 26 May 2008.

Effective means, when used in relation to a Scheme, the coming into effect pursuant to section 411(10) of the Corporations Act of the order of the Court made under section 411(4)(b) in relation to that Scheme.

Effective Date means, when used in relation to a Scheme, the date that Scheme becomes Effective.

Exchange Date has the meaning given in the terms of issue of the SPS, CPS or CPS II, as applicable.

Exchange Notice has the meaning given in the terms of issue of the SPS, CPS or CPS II, as applicable.

Excluded Award Option Holder means any Award Option Holder who has, as at 8 September 2008, entered into a Deed of Cancellation.

Excluded SAINTS Holder means any SAINTS Holder who is Westpac or a Related Body Corporate of Westpac. However, such a SAINTS Holder will not be an Excluded SAINTS Holder if that SAINTS Holder has no beneficial interest in any SAINTS held. Where such a SAINTS Holder has a beneficial interest in some, but not all, of the SAINTS held, that person will be an Excluded SAINTS Holder but only in respect of those SAINTS in which a beneficial interest is held.

Excluded Shareholder means any St.George Shareholder who is Westpac or a Related Body Corporate of Westpac. However, such a St.George Shareholder will not be an Excluded Shareholder if that St.George Shareholder has no beneficial interest in any St.George Shares held. Where such a St.George Shareholder has a beneficial interest in some, but not all, of the St.George Shares held, that person will be an Excluded Shareholder, but only in respect of those St.George Shares in which a beneficial interest is held.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the first to occur of:

(a)                                  termination of this Agreement;

(b)                                 the Effective Date of the Share Scheme; and

(c)                                  the Sunset Date.

First Court Date means the first day on which an application is made to the Court for an order under section 411(1) of the Corporations Act approving the convening of the Share Scheme Meeting.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity in any part of the world. It includes ASIC, ACCC and ASX (and any other securities exchange).

Headcount Test means (as applicable):

(a)                                  the requirement imposed by section 41 1(4)(a) of the Corporations Act that the resolution to approve the Share Scheme at the Share Scheme Meeting is passed by a majority in number of the St.George Shareholders (other than Excluded Shareholders) present and voting, either in person or by proxy;

Merger Implementation Agreement (continued)

(b)                                 the requirement imposed by section 411(4)(a) of the Corporations Act that the resolution to approve the SAINTS Scheme at the SAINTS Scheme Meeting is passed by a majority in number of the SAINTS Holders (other than Excluded SAINTS Holders) present and voting, either in person or by proxy; or

(c)                                  the requirement imposed by section 411(4)(a) of the Corporations Act that the resolution to approve the Option Scheme at the Option Scheme Meeting is passed by a majority in number of the Award Option Holders (other than Excluded Award Option Holders) present and voting, either in person or by proxy.

Implementation Committee has the meaning given in clause 7.1.

Implementation Date means, when used in relation to a Scheme, the fifth Business Day after the Scheme Record Date for that Scheme, or such other date as the parties may agree.

Independent Expert means a person to be appointed by St.George as independent expert to prepare a report stating whether, in the expert’s opinion:

(a)                                  the Share Scheme is in the best interests of St.George Shareholders;

(b)                                 the SAINTS Scheme is in the best interests of SAINTS Holders; and

(c)                                  the Option Scheme is in the best interests of Award Option Holders.

Independent Expert’s Report means the report prepared by the Independent Expert.

Ineligible Foreign Shareholder means a Share Scheme Participant whose address shown in the Share Register as at the Scheme Record Date is a place outside Australia and its external territories, New Zealand, the UK, US, Hong Kong and Singapore, unless St.George and Westpac agree in writing that it is lawful and not unduly onerous or impracticable to issue that Share Scheme Participant with New Westpac Shares when the Share Scheme becomes Effective.

Insolvency Event means in relation to a person:

(a)                                  the person is or becomes unable to pay its debts as and when they fall due or is otherwise presumed to be insolvent under the insolvency laws applying to that person;

(b)                                 the person suspends or threatens to suspend payment of its debts generally;

(c)                                  other than in respect of a solvent winding-up, the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the person other than where the application or order (as the case may be) is set aside within 14 days;

(d)                                 the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official to the person or to the whole or a substantial part of the property or assets of the person;

(e)                                  the appointment of an administrator to the person; or

(f)                                    the entry by a person into any compromise or arrangement with creditors.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Investigating Accountant means an accounting firm to be appointed by Westpac to prepare the Investigating Accountant’s Report.

Investigating Accountant’s Report means the report addressed to Westpac and St.George that is prepared by the Investigating Accountant in relation to the financial information regarding the Merged Entity that is prepared by Westpac from information provided by Westpac and St.George for inclusion in the Scheme Booklet.

Material Subsidiary means, in relation to a party, a subsidiary of that party in respect of which:

(a)                                  the business or property of the subsidiary contributes 50% or more of the consolidated net profit after tax of the party; or

(b)                                 the business or property of the subsidiary represents 50% or more of the total consolidated assets of the party.

Merged Entity means the Westpac Group after implementation of the Share Scheme.

New Westpac Shares means Westpac Shares to be issued pursuant to the Share Scheme as Share Scheme Consideration and Westpac Restricted Shares to be issued pursuant to the Option Scheme as Option Scheme Consideration.

Officer means, in relation to an entity, its directors, officers and employees.

Options means Award Options.

Option Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between St.George and Option Scheme Participants, the form of which is attached as Annexure 4, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed or consented to by St.George and Westpac.

Option Scheme Conditions means the conditions precedent to the Option Scheme, as set out in clause 5.3(b).

Option Scheme Consideration has the meaning given to it in the Option Scheme.

Option Scheme Meeting means the meeting of Award Option Holders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Option Scheme.

Option Scheme Participant means a person who is an Award Option Holder (other than an Excluded Award Option Holder) as at the Scheme Record Date.

Other Options means options issued under the Executive Option Plan and awards issued under the Executive Performance Share Plan which are not Award Options.

Related Body Corporate has the meaning given in the Corporations Act.

Representative means, in relation to a party:

(a)                                  a Related Body Corporate of the party;

(b)                                 an Officer of the party or any of the party’s Related Bodies Corporate; or

(c)                                  an Adviser to the party or any of the party’s Related Bodies Corporate.

RG 60 means Regulatory Guide 60 issued by ASIC on 4 August 1999, as amended.

Merger Implementation Agreement (continued)

RG 142 means Regulatory Guide 142 issued by ASIC on 4 August 1999, as amended.

SAINTS means the non-cumulative, redeemable and convertible preference shares issued under Article 6B of the St.George Constitution on the terms set out in the terms of issue contained in the replacement prospectus for SAINTS dated 12 July 2004.

SAINTS Holder means a person who is registered in the SAINTS Register as the holder of one or more SAINTS from time to time.

SAINTS Register means the register of SAINTS kept by St.George.

SAINTS Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between St.George and SAINTS Scheme Participants, the form of which is attached as Annexure 3, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed or consented to by St.George and Westpac.

SAINTS Scheme Conditions means the conditions precedent to the SAINTS Scheme, as set out in clause 5.1(b).

SAINTS Scheme Consideration has the meaning given in clause 5.1(c).

SAINTS Scheme Meeting means the meeting of SAINTS Holders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the SAINTS Scheme.

SAINTS Scheme Participant means a person who is a SAINTS Holder (other than an Excluded SAINTS Holder) as at the Scheme Record Date, except that in relation to the Stub Dividend it includes each Excluded SAINTS Holder.

Scheme Booklet means the explanatory memorandum containing the information described in clause 6 (relating to the Schemes) to be approved by the Court and despatched to the St.George Shareholders, SAINTS Holders and Award Option Holders in advance of the Scheme Meetings and St.George EGM, which must include the Schemes, the Deed Poll, explanatory statements complying with the requirements of the Corporations Act, an Independent Expert’s Report, notices of meetings and proxy forms.

Scheme Meetings means the Share Scheme Meeting, SAINTS Scheme Meeting and Option Scheme Meeting, and Scheme Meeting means any one of them as the context requires.

Scheme Record Date means, when used in relation to a Scheme, 7.00pm (Sydney time) on the fifth Business Day after the Effective Date of that Scheme, or such earlier date (after the Effective Date of that Scheme) as the parties may agree in writing.

Schemes means the Share Scheme, SAINTS Scheme and Option Scheme, and Scheme means any one of them as the context requires.

Shareholder Resolutions means the two inter-conditional resolutions to be put to St.George Shareholders, being:

(a)                                  to approve the Share Scheme (where such resolution will be put to St.George Shareholders at the Share Scheme Meeting and must be approved by the requisite majorities of St.George Shareholders under section 411(4) of the Corporations Act); and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(b)                                 to approve the amendment of the St.George Constitution to remove Articles 10, 11 and 12 (where such resolution will be put to St.George Shareholders at the St.George EGM and must be approved by a special resolution of St.George Shareholders under section 136(2) of the Corporations Act).

Share Register means the register of St.George Shares kept by St.George.

Share Registry means Computershare Investor Services Pty Limited, or such other person that provides share registry services to St.George from time to time.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between St.George and Share Scheme Participants, the form of which is attached as Annexure 2, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed or consented to by St.George and Westpac.

Share Scheme Conditions means the conditions precedent to the Share Scheme, as set out in clause 3.1.

Share Scheme Consideration has the meaning given in clause 4.2(a)(ii).

Share Scheme Meeting means the meeting of St.George Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Share Scheme.

Share Scheme Participant means a person who is a St.George Shareholder (other than an Excluded Shareholder) as at the Scheme Record Date.

Share Splitting means:

(a)                                  the splitting, prior to the Share Scheme Meeting, by a holder of St.George Shares into two or more parcels of St.George Shares but which does not result in any change in beneficial ownership of the St.George Shares;

(b)                                 the splitting, prior to the SAINTS Scheme Meeting, by a holder of SAINTS into two or more parcels of SAINTS but which does not result in any change in beneficial ownership of the SAINTS; and

(c)                                  the splitting, prior to the Option Scheme Meeting, by a holder of Options into two or more parcels of Options but which does not result in any change in beneficial ownership of the Options.

Special Dividend means a special dividend authorised by the St.George Board to be paid as contemplated in clause 12.4.

SPS means the non-cumulative, unsecured preference shares issued under Article 6B of the St.George constitution on the terms set out in the terms of issue contained in the replacement prospectus for SPS dated 8 June 2006.

St.George 2008 Final Dividend means any final dividend that is declared by the St.George Board in relation to the 2008 Financial Year in accordance with clause 12.3.

St.George 2008 Interim Dividend means the fully franked interim dividend of $0.88 per St.George Share declared by St.George in relation to the half year ended 31 March 2008.

Merger Implementation Agreement (continued)

St. George 2008 Half Year Results means the financial results of the St.George Group for the half year to 31 March 2008, as released in the form of Appendix 4D to the ASX on 6 May 2008.

St. George Board means the board of directors of St.George.

St. George Constitution means the constitution of St.George from time to time.

St. George Due Diligence Information has the meaning given in clause 14.1(a).

St. George EGM has the meaning given in clause 6.1(l).

St. George Group means St.George and its Related Bodies Corporate.

St. George Indemnified Parties means St.George, each of its Related Bodies Corporate and each of their respective Representatives.

St. George Information means all information included in the Scheme Booklet other than:

(a)                                  the Westpac Information;

(b)                                 the Independent Expert’s Report; and

(c)                                  the Investigating Accountant’s Report.

St. George Material Adverse Change means events, occurrences or matters which individually, or when aggregated with all such events, occurrences or matters have resulted in or could reasonably be expected to result in:

(a)                                  St.George’s consolidated net assets (excluding loan provisions, the cash flow hedging reserve, provision for dividends on St.George Shares and the foreign currency translation reserve) being $295 million or more below St.George’s consolidated net assets as at 31 March 2008 (excluding loan provisions, the cash flow hedging reserve, provision for dividends on St.George Shares and the foreign currency translation reserve) as disclosed in St.George’s Appendix 4D released to the ASX on 6 May 2008;

(b)                                 either:

(i)                                     St.George’s cash profits being, for the 2008 Financial Year, $120 million or more below the average of key brokers’ forecasts as agreed between the parties; or

(ii)                                  a diminution in St.George’s cash profits for the 2009 Financial Year of $ 130 million or more (after taking into account any matters in existence at the time of the diminution which offset the impact of the events, occurrences or matters giving rise to the diminution);

(c)                                  either:

(i)                                     St.George’s loan impairment expense being, for the 2008 Financial Year, $120 million or more above the average of key brokers’ estimates as agreed between the parties; or

(ii)                                  an increase in St.George’s loan impairment expense for the 2009 Financial Year of $130 million or more (after taking into account any matters in existence at the time of the increase which offset the impact of the events, occurrences or matters giving rise to the increase); or

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(d)                                 a material adverse effect on the ability of St.George to perform its obligations under this Agreement,

provided that a St.George Material Adverse Change will not include an event, occurrence or matter which was Disclosed.

St. George Prescribed Occurrence means the occurrence of any of the following:

(a)                                  St.George conv erting all or any of its equity securities into a larger or smaller number of equity securities, other than in accordance with the mandatory terms of St.George’s hybrid equity instruments which are on issue as at the date of this Agreement;

(b)                                 St.George converting all or any of its equity securities (which are not St.George Shares) into St.George Shares;

(c)                                  St.George resolving to reduce its share capital in any way or reclassifying, redeeming or repurchasing directly or indirectly any of its equity securities;

(d)                                 St.George:

(i)                                     entering into a buy-back agreement; or

(ii)                                  resolving to approve the terms of a buy-back agreement under the Corporations Act;

(e)                                  St.George issuing equity securities or granting an option over equity securities, or agreeing to make such an issue or grant such an option, other than:

(i)                                     any issue or grant which St.George is obliged to make as at the date of this Agreement pursuant to an employee share, option or incentive scheme in place as at the date of this Agreement or as Disclosed to Westpac;

(ii)                                  any issue of shares on the exercise of Options granted before the date of this Agreement, where the performance and tenure hurdles (as applicable) in respect of those Options have been met as at the date of this Agreement or are met during the term of this Agreement;

(iii)                               under St.George’s Dividend Reinvestment Plan (in respect of the St.George 2008 Interim Dividend and, in the event the Share Scheme has not become Effective by the Sunset Date, the St.George 2008 Final Dividend and the Special Dividend); or

(iv)                              any underwriting arrangement entered into in relation to St.George’s Dividend Reinvestment Plan (in respect of the St.George 2008 Interim Dividend and, in the event the Share Scheme has not become Effective by the Sunset Date, the St.George 2008 Final Dividend and the Special Dividend);

(f)                                    St.George declaring, paying or distributing any dividend except as provided in clause 12;

(g)                                 St.George making or proposing any material change or amendment to its constitution;

(h)                                 an entity within the St.George Group creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a part, of its business or property otherwise than in the ordinary course of business; or

(i)                                     an Insolvency Event occurring in relation to St.George or a Material Subsidiary,

Merger Implementation Agreement (continued)

provided that a St.George Prescribed Occurrence will not include a matter which is:

(j)            required to be done or procured by St.George pursuant to this Agreement or the Transaction or SAINTS Scheme or Option Scheme or otherwise required by law;

(k)           Disclosed by St.George;

(l)            without limiting the generality of paragraph (j) above, which is necessary for an entity within the St.George Group to undertake to meet is contractual or legal obligations which exist at the date of this Agreement, provided such obligations have been Disclosed by St.George; or

(m)          unanimously approved by the Implementation Committee.

St. George Share means a fully paid ordinary share issued in the capital of St.George.

St. George Shareholder means a person who is registered in the St.George Share Register as the holder of one or more St.George Shares from time to time.

St. George Warranties means the representations and warranties of St.George in clause 13.1.

Stub Dividend has the meaning given in the SAINTS Scheme.

Sunset Date means 31 December 2008, or such later date as may be agreed by the parties.

Timetable means the timetable set out in Annexure 1, subject to any amendments as the parties may agree in writing.

Trading Day has the meaning given in the ASX Listing Rules.

Transaction means the acquisition by Westpac or a Related Body Corporate of Westpac of all the St.George Shares for the Share Scheme Consideration pursuant to the Share Scheme or as otherwise agreed by the parties.

Westpac Board means the board of directors of Westpac.

Westpac 2008 Final Dividend means any final dividend that is declared by the Westpac Board in relation to the 2008 Financial Year in accordance with clause 12.3.

Westpac 2008 Interim Dividend means the fully franked interim dividend of $0.70 per Westpac Share declared by Westpac in relation to the half year ended 31 March 2008.

Westpac 2008 Half Year Results means the financial results of the Westpac Group for the half year to 31 March 2008, as released in the form of an Appendix 4D to the ASX at approximately 8.20am on 1 May 2008.

Westpac Due Diligence Information has the meaning given in clause 14.1(b).

Westpac Group means Westpac and its Related Bodies Corporate.

Westpac Indemnified Parties means Westpac, each of its Related Bodies Corporate and each of their respective Representatives.

Westpac Information means the information about:

(a)           Westpac; and

(b)           the Westpac Group assuming implementation of the Schemes,

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

which Westpac provides to St.George for inclusion in the Scheme Booklet, but to avoid doubt excludes the St.George Information and the Independent Expert’s Report.

Westpac Material Adverse Change means events, occurrences or matters which individually, or when aggregated with all such events, occurrences or matters have resulted in or could reasonably be expected to result in:

(a)           Westpac’s consolidated net assets (excluding loan provisions, the cash flow hedging reserve, provision for dividends on Westpac Shares and the foreign currency translation reserve) being $819 million or more below Westpac’s consolidated net assets as at 31 March 2008 (excluding loan provisions, the cash flow hedging reserve, provision for dividends on Westpac Shares and the foreign currency translation reserve) as disclosed in Westpac interim results for the 6 months ended 31 March 2008 released to ASX on 1 May 2008;

(b)           either:

(i)            Westpac’s cash earnings being, for the 2008 Financial Year, $350 million or more below the average of key brokers’ forecasts as agreed between the parties; or

(ii)           a diminution in Westpac’s cash earnings for the 2009 Financial Year of $380 million or more (after taking into account any matters in existence at the time of the diminution which offset the impact of the events, occurrences or matters giving rise to the diminution);

(c)           either:

(i)            Westpac’s impairment charges being, for the 2008 Financial Year, $400 million or more above the average of key brokers’ estimates as agreed between the parties; or

(ii)           an increase in Westpac’s impairment charges for the 2009 Financial Year of $430 million or more (after taking into account any matters in existence at the time of the increase which offset the impact of the events, occurrences or matters giving rise to the increase); or

(d)           a material adverse effect on the ability of Westpac to perform its obligations under this Agreement,

provided that a Westpac Material Adverse Change will not include an event, occurrence or matter which was Disclosed.

Westpac Prescribed Occurrence means the occurrence of any of the following:

(a)           Westpac converting all or any of its equity securities into a larger or smaller number of equity securities other than in accordance with the terms of Westpac’s hybrid equity instruments;

(b)           Westpac converting all or any of its equity securities (which are not Westpac Shares) into Westpac Shares, other than for the purpose of exercising a tax or regulatory call right in accordance with the terms of any of Westpac’s hybrid equity instruments;

(c)           Westpac resolving to reduce its capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its equity securities, other than for the purpose of exercising a tax or regulatory call right in accordance with the terms of any of Westpac’s hybrid equity instruments;

Merger Implementation Agreement (continued)

(d)           Westpac:

(i)            entering into a share buy-back agreement; or

(ii)           resolving to approve the terms of a share buy-back agreement under the Corporations Act;

(e)           Westpac issuing Westpac Shares or granting an option over Westpac Shares (excluding any conversion or exchange right under a hybrid equity instrument issued by Westpac), or agreeing to make such an issue or grant such an option other than pursuant to an employee share, option or incentive scheme or under Westpac’s Dividend Reinvestment Plan that is in effect at the date of this Agreement or any underwriting arrangement entered into in relation to that Dividend Reinvestment Plan;

(f)            Westpac declaring, paying or distributing any dividend except as provided in clause 12.2;

(g)           Westpac making or proposing any material change or amendment to its constitution;

(h)           an entity within the Westpac Group creating, or agreeing to create, after the date of this agreement any mortgage, charge, lien or other encumbrance over the whole, or a part, or its business or property otherwise than in the ordinary course of business;

(i)            an Insolvency Event occurring in relation to Westpac or a Material Subsidiary;

provided that a Westpac Prescribed Occurrence will not include a matter which is:

(j)            required to be done or procured by Westpac pursuant to this Agreement or the Transaction or SAINTS Scheme or Option Scheme or otherwise required by law;

(k)           Disclosed by Westpac;

(l)            without limiting the generality of paragraph (j) above, which is necessary for a member of the Westpac Group to undertake to meet its contractual or legal obligations which exist at the date of this agreement, provided such obligations have been Disclosed by Westpac to St.George; or

(m)          unanimously approved in writing by the Implementation Committee.

Westpac Restricted Share means Westpac Shares allocated under the Westpac Restricted Share Plan.

Westpac Restricted Share Plan means the employee share plan that offers Westpac Restricted Shares which was approved by Westpac shareholders on 14 December 2006, as amended from time to time.

Westpac Share means a fully paid ordinary share issued in the capital of Westpac.

Westpac Shareholder means a person who is registered in the register of members of Westpac as the holder of one or more Westpac Shares from time to time.

Westpac Warranties means the representations and warranties of Westpac in clause 13.2.

1.2          Interpretation

In this Agreement, headings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:

(a)           words importing the singular include the plural and vice versa;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(b)           an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(c)           a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(c) implies that performance of part of an obligation constitutes performance of the obligation;

(d)           a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(e)           a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(f)            a reference to a document includes:

(i)            all amendments or supplements to, or replacements or novations of, that document;
and

(ii)           any agreement in writing, or any certificate, notice, instrument or other document of any kind whether stored or provided in paper or electronic form;

(g)           a reference to a party to a document includes that party’s successors and permitted assigns;

(h)           a reference to an agreement other than this Agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i)            a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(j)            a reference to a body, other than a party to this Agreement (including, without limitation, an institute, association or authority), whether statutory or not:

(iii)          which ceases to exist; or

(iv)          whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(k)           where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(l)            the word “includes” in any form is not a word of limitation;

(m)          a reference to “$” or “dollar” is to Australian currency; and

(n)        a reference to any time is a reference to that time in Sydney, Australia.

1.3          Consents and approvals

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, such consent or approval may be given or such discretion

Merger Implementation Agreement (continued)

may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion (unless this Agreement specifies otherwise).

1.4          Business Day

Except where otherwise expressly provided, where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.

1.5          Date of this Agreement

In this Agreement, a reference to “date of this Agreement” is a reference to the date on which this Agreement was first entered into, being 26 May 2008.

2.             Agreement to Propose Schemes

(a)           St.George agrees to propose the Schemes on and subject to the terms of this Agreement.

(b)           Westpac agrees to assist St.George to propose the Schemes on and subject to the terms of this Agreement.

(c)           The Share Scheme is not conditional upon the SAINTS Scheme or the Option Scheme becoming Effective.

(d)           Neither the SAINTS Scheme or Option Scheme will become Effective unless the Share Scheme becomes Effective.

(e)           Westpac and St.George agree to implement the Transaction, SAINTS Scheme and Option Scheme upon and subject to the terms of and conditions of this Agreement.

3.             Conditions Precedent

3.1          Conditions to Share Scheme

Subject to this clause 3, the Share Scheme will not become Effective and the obligations of Westpac under clause 4.2 are not binding, unless each of the following conditions precedent is satisfied or waived in accordance with clause 3.4.

(a)           ACCC: That, before 8.00am on the Court Approval Date, ACCC Approval is received.

(b)           ASIC and ASX: That, before 8.00am on the Court Approval Date, ASIC and ASX issue or provide such consents or approvals or do other acts which Westpac and St.George agree are necessary to implement the Transaction. If such consents, approvals or doing of other acts are subject to conditions those conditions must be acceptable to Westpac and St.George.

(c)           Banking Act: That, before 8.00am on the Court Approval Date, all necessary approvals are provided in respect of the Transaction under the Banking Act 1959 (Cth). If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(d)           Court approval: That, on the Court Approval Date, the Court approves the Share Scheme in accordance with section 411(4)(b) of the Corporations Act.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(e)           Financial Sector (Shareholdings) Act: That, before 8.00am on the Court Approval Date, all necessary approvals are provided in respect of the Transaction under the Financial Sector (Shareholdings) Act 1998 (Cth). If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(f)            Insurance Acquisitions and Takeovers Act: That, before 8.00am on the Court Approval Date, all necessary confirmations that the Transaction is not contrary to the public interest are provided and “go-ahead” decisions are made under the Insurance Acquisitions and Takeovers Act 1991 (Cth). If such approvals are subject to conditions those conditions must be acceptable to Westpac and St.George.

(g)           Orders and injunctions: That no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other statutory legal restraint or prohibition preventing the implementation of the Transaction is in effect as at 8.00am on the Court Approval Date.

(h)           Quotation of New Westpac Shares: That, before 8.00am on the Court Approval Date, the New Westpac Shares are approved for official quotation by ASX, such approval providing that:

(i)            on the Trading Day immediately following the Effective Date of the Share Scheme, the New Westpac Shares will commence trading on a deferred settlement basis; and

(ii)           on the Trading Day immediately following the Implementation Date of the Share Scheme, the New Westpac Shares that represent Share Scheme Consideration will commence trading on a normal settlement basis, subject only to customary conditions and the Share Scheme becoming Effective.

(i)            Shareholder approval: That, before 8.00am on the Court Approval Date, the Shareholder Resolutions are approved by the requisite majorities, subject to clause 8.2.

(j)            St.George Prescribed Occurrence: That, between the date of this Agreement and 8.00am on the Court Approval Date, no St.George Prescribed Occurrence occurs.

(k)           St.George Material Adverse Change: That, between the date of this Agreement and 8.00am on the Court Approval Date, no St.George Material Adverse Change occurs.

(l)            St.George representations and warranties: That the St.George Warranties are true and correct in all respects, in each case as at the times set out in clause 13.1.

(m)          Westpac Prescribed Occurrence: That, between the date of this Agreement and 8.00am on the Court Approval Date, no Westpac Prescribed Occurrence occurs.

(n)           Westpac Material Adverse Change: That, between the date of this Agreement and 8.00am on the Court Approval Date, no Westpac Material Adverse Change occurs.

(o)           Westpac representations and warranties: That the Westpac Warranties are true and correct in all respects, in each case as at the times set out in clause 13.2.

3.2          Best endeavours to satisfy Share Scheme Conditions

(a)           To the extent it is within its power to do so, each party must use its best endeavours, and will ensure that each of its Related Bodies Corporate uses its best endeavours, to procure:

Merger Implementation Agreement (continued)

(i)            that each of the Share Scheme Conditions that must be satisfied before 8.00am on the Court Approval Date be satisfied as soon as possible after the date of this Agreement, subject to clauses 6.1(h) and 6.1(j); and

(ii)           that there is no occurrence that is within the control of Westpac or St.George or any of their respective Related Bodies Corporate that would prevent any Share Scheme Condition being satisfied, except to the extent such action is required by law.

(b)           Without limiting clause 3.2(a), St.George must ensure that it and each entity in the St.George Group uses its best endeavours to satisfy, or procure the satisfaction of, the Share Scheme Conditions in clauses 3.1(j), 3.1(k) and 3.1(l).

(c)           Without limiting clause 3.2(a), Westpac must ensure that it and each entity in the Westpac Group uses its best endeavours to satisfy, or procure the satisfaction of, the Share Scheme Conditions in clauses 3.1(m), 3.1(n) and 3.1(o).

(d)           For the purposes of paragraphs (a), (b) and (c) above, the “best endeavours” of a party will require that party to (among other things):

(i)            observe and comply with clause 18; and

(ii)           co-operate with the other party or a Government Agency or third party in good faith with a view to satisfying the Share Scheme Conditions, including providing all information reasonably required by the other party in relation to the St.George Group or Westpac Group (as applicable) in order to satisfy the Share Scheme Conditions and providing all information reasonably required by any Government Agency or other third party to such Government Agency or third party as appropriate.

3.3          ACCC Approval

(d)           Westpac’s obligations under clause 3.2 with respect to the Share Scheme Condition in clause 3.1(a) include, without limitation and without limiting anything in clauses 3.2 or 18, the obligation to use its best endeavours to obtain ACCC Approval (including, without limitation, promptly making all necessary and appropriate applications and supplying all necessary information as would reasonably be required for the purpose of obtaining ACCC Approval).

(e)           Without limiting anything in clauses 3.2 or 18, each party will:

(i)            notify the other party in advance if it or any of its Representatives intends to engage in any material communication with the ACCC, Australian Competition Tribunal, Federal Court or other competent body; and

(ii)           provide to the other party in advance copies of any documents it or any of its Representatives intends to provide to the ACCC, Australian Competition Tribunal, Federal Court or other competent body, in connection with obtaining ACCC Approval. Each party acknowledges and agrees that any information provided to the other party under this clause 3.3(e) will be “Confidential Information” of the other party under and in accordance with the Confidentiality Deed.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(f)            Without limiting anything in clauses 3.2 or 18, Westpac and St.George will agree, in good faith, on all other processes in connection with obtaining ACCC Approval.

(g)           Notwithstanding anything in this Agreement, in obtaining ACCC Approval Westpac or St.George will not be required to agree to or to proffer to:

(i)            divest, operate separately or hold separately any of its or their material businesses or assets, or those of their respective Related Bodies Corporate; or

(ii)           cease to conduct or materially reduce the scope of any business or operations in any jurisdiction in which it or they, or their respective Related Bodies Corporate conduct business or operations as at the date of this agreement; or

(iii)          limit the type or scope of any proposed or potential business or operations in any jurisdictions (whether or not they or any of their respective Related Bodies Corporate presently conduct business or operations in that jurisdiction as at the date of this Agreement); or

(iv)          relocate any of its material offices or operations.

3.4          Waiver of Share Scheme Conditions

(a)           The Share Scheme Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(f), 3.1(g), 3.1(h) and 3.1(i) are for the benefit of each party, and any breach or non-fulfilment of any of those Share Scheme Conditions may not be waived by a party except with the written consent of the other party (provided and to the extent that such waiver is permitted by law).

(b)           The Share Scheme Conditions in clauses 3.1(j), 3.1(k) and 3.1(l) are for the sole benefit of Westpac, and any breach or non-fulfilment of any of those Share Scheme Conditions may only be waived by Westpac in writing.

(c)           The Share Scheme Conditions in clauses 3.1(m), 3.1(n) and 3.1(o) are for the sole benefit of St.George, and any breach or non-fulfilment of any of those Share Scheme Conditions may only be waived by St.George in writing.

(d)           A party entitled to waive the breach or non-fulfilment of a Share Scheme Condition pursuant to this clause 3.4 may do so in its absolute discretion.

(e)           If a party waives the breach or non-fulfilment of a Share Scheme Condition, that waiver will not preclude it from suing the other party for any breach of this Agreement that resulted from the breach or non-fulfilment of the Share Scheme Condition that was waived or arising from the same event which gave rise to the breach or non-fulfilment of the Share Scheme Condition.

(f)            Further, a waiver of a breach or non-fulfilment in respect of one Share Scheme Condition does not constitute:

(i)            a waiver of breach or non-fulfilment of any other Share Scheme Condition resulting from the same event; or

(ii)           a waiver of breach or non-fulfilment of that Share Scheme Condition resulting from any other event.

Merger Implementation Agreement (continued)

3.5          Notifications

Each party must:

(a)           keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Share Scheme Conditions;

(b)           promptly notify the other in writing if it becomes aware that any Share Scheme Condition has been satisfied; and

(c)           promptly notify the other in writing of a failure to satisfy a Share Scheme Condition or of any material development of which it becomes aware that may lead to a Share Scheme Condition not being satisfied.

3.6          Conditions not satisfied

(a)           If:

(i)            there is a breach or non-fulfilment of a Share Scheme Condition which is not waived in accordance with clause 3.4 by the time specified in 3.1 for satisfaction of the Share Scheme Condition; or

(ii)           there is an act, failure to act, event or occurrence which will prevent a Share Scheme Condition being satisfied by the time specified in clause 3.1 for its satisfaction (and the breach or non-fulfilment of the Share Scheme Condition which would otherwise occur has not already been waived), then:

(iii)          except in respect of the Share Scheme Condition in clause 3.1(i), the parties will consult in good faith with a view to determining whether:

(A)          the Share Scheme or a transaction that results in Westpac and its Related Bodies Corporate having beneficial ownership of all the St.George Shares may proceed by way of alternative means or methods;

(B)           to extend the relevant time or date for satisfaction of the Share Scheme Condition or the Sunset Date; or

(C)           to change the date of the application to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme or adjourning that application (as applicable) to another date agreed by the parties and, if required, approved by the Court; and

(iv)          in respect of the Share Scheme Condition in clause 3.1(i), either party may terminate this Agreement by notice in writing to the other without any liability to the other in which case clause 16.5 will have effect, provided that the party giving notice has otherwise fully complied with its obligations under this clause 3.

(b)           If St.George and Westpac are unable to reach agreement under sub-paragraphs (a)(iii)(A), (a)(iii)(B) or (a)(iii)(C) within the Required Consultation Period (as defined below), either party may, provided that Share Scheme Condition is for the benefit of that party and that party has otherwise fully complied with its obligations under this clause 3, terminate this

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Agreement by notice in writing to the other without any liability to the other in which case clause 16.5 will have effect.

(c)           For the purposes of clause 3.6(b), the Required Consultation Period is the shorter of:

(i)            five Business Days after both parties becoming aware that sub-paragraph (a)(i) or (a)(ii) above (as the case may be) is triggered; and

(ii)           the period commencing at the time both parties become aware that sub-paragraph (a)(i) or (a)(ii) above, as the case may be, is triggered and ending at 8.00 am on the Court Approval Date.

4.             Share Scheme

4.1          Outline of Share Scheme

Subject to the terms and conditions of this Agreement, St.George agrees to propose the Share Scheme under which all of the St.George Shares held by Share Scheme Participants on the Scheme Record Date will be transferred to Westpac and the Share Scheme Participants will be entitled to receive the Share Scheme Consideration.

4.2          Share Scheme Consideration

(a)           Westpac covenants in favour of St.George (in its own right and as trustee on behalf of the Share Scheme Participants) that, in consideration for the transfer to Westpac of each St.George Share held by a Share Scheme Participant under the terms of the Share Scheme, it will on the Implementation Date:

(i)            accept that transfer; and

(ii)           in accordance with the terms of the Share Scheme, issue to each Share Scheme Participant 1.31 Westpac Shares for each St.George Share held by that Share Scheme Participant on the Scheme Record Date (the Share Scheme Consideration).

(b)           Any fractional entitlement to a part of a New Westpac Share (being a Westpac Share to be issued pursuant to the Share Scheme as Share Scheme Consideration):

(i)            which is 0.5 or greater will be rounded up to the nearest whole number of Westpac Shares; and

(ii)           which is less than 0.5 will be rounded down to the nearest whole number of Westpac Shares.

(c)           Westpac covenants in favour of St.George (in its own right and on behalf of the Share Scheme Participants) that, upon issue:

(i)            the New Westpac Shares will rank equally in all respects with all existing Westpac Shares, other than with respect to the Westpac 2008 Final Dividend to which holders of New Westpac Shares will not be entitled; and

(ii)           each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except that the Westpac Restricted Shares to

Merger Implementation Agreement (continued)

be issued or transferred under the Option Scheme will be subject to such disposal restrictions as are imposed under or pursuant to the Westpac Restricted Share Plan and the Option Scheme).

4.3          Ineligible Foreign Shareholders

The New Westpac Shares to which an Ineligible Foreign Shareholder would otherwise have become entitled will be issued to a nominee appointed by Westpac who will, in accordance with the Share Scheme, sell those New Westpac Shares and pay the proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to the Ineligible Foreign Shareholder. Westpac agrees to appoint the nominee at least 2 weeks prior to the Share Scheme Meeting. The identity of the nominee and the terms and conditions of the appointment of the nominee are subject to St.George’s prior approval, acting reasonably.

5.            Other St.George Securities

5.1          SAINTS Scheme

(a)           Outline of SAINTS Scheme

Subject to the terms and conditions of this Agreement, St.George agrees to propose the SAINTS Scheme under which:

(i)            all of the SAINTS held by SAINTS Scheme Participants on the Scheme Record Date will be transferred to Westpac and the SAINTS Scheme Participants will be entitled to receive the SAINTS Scheme Consideration; and

(ii)           in circumstances where the Implementation Date occurs after 20 November 2008, SAINTS Scheme Participants will be entitled to receive a Stub Dividend.

(b)           SAINTS Scheme Conditions

(i)            The SAINTS Scheme will not become Effective and the obligations of Westpac under clause 5.1(c) are not binding, unless each of the following conditions precedent (the SAINTS Scheme Conditions) is satisfied.

(A)          Regulatory approvals: That, before 8.00am on the Court Approval Date, all approvals, consents, modifications or waivers of a Governmental Agency which are reasonably necessary to implement the SAINTS Scheme being obtained;

(B)           SAINTS Holder approval: That, before 8.00am on the Court Approval Date, the SAINTS Scheme is approved by the requisite majorities of SAINTS Holders under section 411(4) of the Corporations Act.

(C)           Court approval: That, on the Court Approval Date, the Court approves the SAINTS Scheme in accordance with section 411(4)(b) of the Corporations Act.

(D)          Share Scheme: That the Share Scheme becomes Effective.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(ii)           To the extent it is within its power to do so, each party must use its best endeavours, and will ensure that each of its Related Bodies Corporate uses its best endeavours, to procure:

(A)          that each of the SAINTS Scheme Conditions that must be satisfied before 8.00am on the Court Approval Date be satisfied as soon as possible after the date of this amended and restated Agreement, subject to clauses 6.1(h) and 6.1(j); and

(B)           that there is no occurrence that is within the control of Westpac or St.George or any of their respective Related Bodies Corporate that would prevent any SAINTS Scheme Condition being satisfied, except to the extent such action is required by law.

(iii)          The SAINTS Scheme Conditions cannot be waived.

(iv)          Each party must:

(A)          keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the SAINTS Scheme Conditions;

(B)           promptly notify the other in writing if it becomes aware that any SAINTS Scheme Condition has been satisfied; and

(C)           promptly notify the other in writing of a failure to satisfy a SAINTS Scheme Condition or of any material development of which it becomes aware that may lead to a SAINTS Scheme Condition not being satisfied.

(v)           If any of the SAINTS Scheme Conditions are not satisfied, such that the SAINTS Scheme does not become Effective on or by the Implementation Date for the Share Scheme, then the SAINTS Scheme will not proceed and the parties’ respective obligations with respect to the SAINTS Scheme thereupon cease.

(c)           SAINTS Scheme Consideration

Westpac covenants in favour of St.George (in its own right and as trustee on behalf of the SAINTS Scheme Participants) that, in consideration for the transfer to Westpac of each SAINTS held by a SAINTS Scheme Participant (other than an Excluded SAINTS Holder) under the terms of the SAINTS Scheme, it will on the Implementation Date:

(i)            accept that transfer; and

(ii)           in accordance with the terms of the SAINTS Scheme, pay each SAINTS Scheme Participant for each SAINTS held by that SAINTS Scheme Participant on the Scheme Record Date a cash amount of $100 (the SAINTS Scheme Consideration).

5.2          SPS, CPS and CPS II

(a)           Subject to the Share Scheme becoming Effective, on a date nominated in writing by Westpac which is after the Effective Date of the Share Scheme and in accordance with the terms of issue of the SPS, CPS and CPS II, St.George will serve an Exchange Notice in respect of all the SPS, CPS and CPS II nominating the exchange mechanism determined by Westpac (being

Merger Implementation Agreement (continued)

any or a combination of redemption, buy-back or cancellation) and a date or dates to be agreed by Westpac and St.George as the Exchange Date.

(b)           If requested by St.George, Westpac will provide St.George with funds to redeem, buy-back and/or cancel (as applicable) the SPS, CPS and CPS II, provided that to the extent that Westpac elects redemption as the exchange mechanism, Westpac must subscribe for shares in St.George on, or one Business Day before, the agreed Exchange Date to fund such redemption.

5.3          Option Scheme

(a)           Outline of Option Scheme

Subject to the terms and conditions of this Agreement, St.George agrees to propose the Option Scheme under which:

(i)            the debts and claims evidenced by, and the rights and obligations pertaining to, all of the Award Options held by Option Scheme Participants on the Scheme Record Date will be cancelled and extinguished; and

(ii)           the Option Scheme Participants will be entitled to receive the Option Scheme
Consideration.

(b)           Option Scheme Conditions

(i)            The Option Scheme will not become Effective and the obligations of Westpac under clause 5.3(c) are not binding, unless each of the following conditions precedent (the Option Scheme Conditions) is satisfied.

(A)          Option Holder approval: That, before 8.00am on the Court Approval Date, the Option Scheme is approved by the requisite majorities of Award Option Holders under section 411(4) of the Corporations Act.

(B)           Court approval: That, on the Court Approval Date, the Court approves the Option Scheme in accordance with section 411(4)(b) of the Corporations Act.

(C)           Share Scheme: That the Share Scheme becomes Effective.

(ii)           To the extent it is within its power to do so, each party must use its best endeavours, and will ensure that each of its Related Bodies Corporate uses its best endeavours, to procure:

(A)          that each of the Option Scheme Conditions that must be satisfied before 8.00am on the Court Approval Date be satisfied as soon as possible after the date of this amended and restated Agreement, subject to clauses 6.1(h) and 6.1(j); and

(B)           that there is no occurrence that is within the control of Westpac or St.George or any of their respective Related Bodies Corporate that would prevent any Option Scheme Condition being satisfied, except to the extent such action is required by law.

(iii)          The Option Scheme Conditions cannot be waived.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(iv)          Each party must:

(A)          keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Option Scheme Conditions;

(B)           promptly notify the other in writing if it becomes aware that any Option Scheme Condition has been satisfied; and

(C)           promptly notify the other in writing of a failure to satisfy an Option Scheme Condition or of any material development of which it becomes aware that may lead to an Option Scheme Condition not being satisfied.

(v)           If any of the Option Scheme Conditions are not satisfied, such that the Option Scheme does not become Effective on or by the Implementation Date for the Share Scheme, then the Option Scheme will not proceed and the parties’ respective obligations with respect to the Option Scheme thereupon cease.

(c)           Option Scheme Consideration

(i)            Westpac covenants in favour of St.George (in its own right and as trustee on behalf of the Option Scheme Participants) that, in consideration for the cancellation of the debts and claims evidenced by, and the rights and obligations pertaining to, each Award Option held by an Option Scheme Participant on the Scheme Record Date, Westpac will on the Implementation Date, provide the Option Scheme Consideration to each Option Scheme Participant in accordance with the Option Scheme.

(ii)           The Westpac Restricted Shares to be issued or transferred as Option Scheme Consideration will be subject to such disposal restrictions as are imposed under or pursuant to the Westpac Restricted Share Plan and the Option Scheme.

5.4          Compulsory acquisition

Westpac agrees that any equity securities of St.George which remain in issue after the Implementation Date of the Share Scheme, including Options, SAINTS, Borrower Shares and Depositor Shares, will be compulsorily acquired by Westpac in accordance with Part 6A.2 of the Corporations Act.

6.             Implementation Steps

6.1          St.George’s obligations

Subject to the terms of this Agreement, St.George must do all things as may be reasonably necessary or expedient on its part for the implementation and performance of the Schemes, in each case, so far as reasonably practicable, in accordance with the Timetable, including the following:

(a)           Independent Expert: appoint the Independent Expert, and provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for inclusion in the Scheme Booklet;

(b)           Preparation of Scheme Booklet: prepare and despatch the Scheme Booklet in relation to the Schemes, which must:

Merger Implementation Agreement (continued)

(i)       contain all information necessary to ensure that the Scheme Booklet complies with all applicable laws and in particular with the Corporations Act, RG 60, RG 142 and the ASX Listing Rules; and

(ii)      not be misleading or deceptive in any material respect (whether by omission or otherwise);

(c)        Investigating Accountant: provide any assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(d)        Drafts of Scheme Booklet: provide to Westpac drafts of the Scheme Booklet in a timely manner and take into account in good faith the reasonable comments of Westpac and its Representatives in relation thereto when preparing revised drafts of the Scheme Booklet;

(e)        Approval of ASIC Review Draft: as soon as practicable after preparation of the ASIC Review Draft, procure that a meeting of the St.George Board is convened to approve the ASIC Review Draft as being in a form appropriate for provision to ASIC for review;

(f)         Lodgement of ASIC Review Draft: as soon as practicable after the St.George Board meeting referred to in paragraph (e) above, provide a copy of the ASIC Review Draft to ASIC, as required by section 411(2) of the Corporations Act;

(g)        ASIC Review Period: during the ASIC Review Period, keep Westpac informed of any matters raised by ASIC in relation to the Scheme Booklet, and use best endeavours, in co-operation with Westpac, to resolve any such matters;

(h)        Approval of Scheme Booklet: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the St.George Board is convened to approve the Scheme Booklet for despatch to St.George Shareholders, SAINTS Holders and Award Option Holders provided however that the St.George Board has no obligation to do this until such time as it considers the Share Scheme Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(h) are or will be satisfied;

(i)         ASIC registration: request ASIC to register the Scheme Booklet in accordance with section 412(6) of the Corporations Act;

(j)         Application to Court: apply to the Court for orders under section 411(1) of the Corporations Act directing St.George to convene the Scheme Meetings, provided however that St.George has no obligation to apply to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meetings until such time as it considers the Share Scheme Conditions in clauses 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f) and 3.1(h) are or will be satisfied;

(k)        Scheme Meetings: promptly convene the Scheme Meetings in accordance with the Court orders, and put the resolution described in paragraph (a) of the definition of “Shareholder Resolutions” to St.George Shareholders at the Share Scheme Meeting;

(l)         St.George EGM: if the Court directs St.George to convene the Share Scheme Meeting, convene an extraordinary general meeting of St.George Shareholders (the St.George EGM) to be held immediately after the Share Scheme Meeting, and put the resolution described in paragraph (b) of the definition of “Shareholder Resolutions” to St.George Shareholders at the St.George EGM;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(m)       Section 411(17)(b) statement: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(n)        Court approval:

(i)      if the Shareholder Resolutions are passed by the requisite majorities of St.George Shareholders at the Share Scheme Meeting and St.George EGM, as soon as practicable after such time apply to the Court for an order approving the Share Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(ii)      if:

(A)       the Shareholder Resolutions are passed by the requisite majorities of St.George Shareholders at the Share Scheme Meeting and St.George EGM; and

(B)        the SAINTS Scheme is approved by the requisite majorities of SAINTS Holders at the SAINTS Scheme Meeting,

as soon as practicable after such time apply to the Court for an order approving the SAINTS Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act; and

(iii)     if:

(A)       the Shareholder Resolutions are passed by the requisite majorities of St.George Shareholders at the Share Scheme Meeting and St.George EGM; and

(B)        the Option Scheme is approved by the requisite majorities of Award Option Holders at the Option Scheme Meeting,

as soon as practicable after such time apply to the Court for an order approving the Option Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(o)        Completion steps for Share Scheme:

(i)       if the Court approves the Share Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act, as soon as practicable after such time lodge with ASIC an office copy of the order approving the Share Scheme in accordance with section 411(10) of the Corporations Act;

(ii)      close the Share Register as at the Scheme Record Date to determine the identity of the Share Scheme Participants and their entitlements to the Share Scheme Consideration;

(iii)     subject to Westpac satisfying its obligations under clause 4.2, on the Implementation Date:

(A)       execute proper instruments of transfer of and effect transfer of the St.George Shares to Westpac or a Related Body Corporate of Westpac in accordance with the Share Scheme; and

Merger Implementation Agreement (continued)

(B)        register all transfers of St.George Shares held by Share Scheme Participants to Westpac;

(iv)     provide all necessary information about the Share Scheme Participants that Westpac reasonably requires in order for Westpac to provide the Share Scheme Consideration to the Share Scheme Participants in accordance with the Share Scheme; and

(v)      do all other things contemplated by or necessary to give effect to the Share Scheme and the orders of the Court;

(p)        Completion steps for SAINTS Scheme:

(i)       if the Court approves the SAINTS Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act, as soon as practicable after such time lodge with ASIC an office copy of the order approving the SAINTS Scheme in accordance with section 411(10) of the Corporations Act;

(ii)      close the SAINTS Register as at the Scheme Record Date to determine the identity of the SAINTS Scheme Participants and their entitlements to the SAINTS Scheme Consideration and any Stub Dividend;

(iii)     subject to Westpac satisfying its obligations under clause 5.1(c), on the Implementation Date:

(A)       execute proper instruments of transfer of and effect transfer of the St.George SAINTS to Westpac or a Related Body Corporate of Westpac in accordance with the SAINTS Scheme; and

(B)        register all transfers of St.George SAINTS held by SAINTS Scheme Participants to Westpac;

(iv)     provide all necessary information about the SAINTS Scheme Participants that Westpac reasonably requires in order for Westpac to provide the SAINTS Scheme Consideration to the SAINTS Scheme Participants in accordance with the SAINTS Scheme;

(v)      where a Stub Dividend has been declared by the St.George Directors and is payable subject to and in accordance with the SAINTS Scheme, make payment of the Stub Dividend to the SAINTS Scheme Participants in accordance with the SAINTS Scheme; and

(vi)     do all other things contemplated by or necessary to give effect to the SAINTS Scheme and the orders of the Court;

(q)        Completion steps for Option Scheme:

(i)       if the Court approves the Option Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act, as soon as practicable after such time lodge with ASIC an office copy of the order approving the Option Scheme in accordance with section 411(10) of the Corporations Act;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(ii)      close the Award Option Register as at the Scheme Record Date to determine the identity of the Option Scheme Participants and their entitlements to the Option Scheme Consideration;

(iii)     subject to Westpac satisfying its obligations under clause 5.3(c), on the Implementation Date, all of the Award Options are cancelled in accordance with the Option Scheme;

(iv)     provide all necessary information about the Option Scheme Participants that Westpac reasonably requires in order for Westpac to provide the Option Scheme Consideration to the Option Scheme Participants in accordance with the Option Scheme; and

(v)      do all other things contemplated by or necessary to give effect to the Option Scheme and the orders of the Court;

(r)         New information for Scheme Booklet: if at any time between the end of the ASIC Review Period and the Court Approval Date, St.George becomes aware either:

(i)       of new information which, were it known at the time the Scheme Booklet was prepared should have been included in the Scheme Booklet; or

(ii)      that any part of the St.George Information in the Scheme Booklet is misleading or deceptive in a material respect (whether by omission or otherwise),

then, in either case, St.George will advise Westpac of that information and, if considered by St.George that supplementary disclosure is required, provide supplementary disclosure to St.George Shareholders, SAINTS Holders or Award Option Holders (as applicable).

6.2       Register details

(a)        St.George must give all necessary directions to the Share Registry to ensure that any information Westpac reasonably requests in relation to the St.George Share Register, SAINTS Register, Award Option Register, register of each of the CPS, CPS II and SPS, Share Scheme Participants, SAINTS Scheme Participants, Option Scheme Participants and the holders of the CPS, CPS II and SPS, including any CHESS sub-registers and any issuer-sponsored subregisters, is as soon as reasonably practicable provided to Westpac and, where requested by Westpac, St.George must procure that such information is made available to Westpac in such electronic form as is reasonably requested by Westpac.

(b)        St.George must upon request by Westpac as soon as reasonably practicable provide to Westpac a copy of the register maintained by St.George in accordance with section 672DA of the Corporations Act and any information which it has and which is required to be included in that register but which has not been included at the date the request is made.

6.3       Westpac’s obligations

Westpac must do all things as may be reasonably necessary or expedient on its part for the implementation and performance of the Schemes, in each case so far as reasonably practicable, in accordance with the Timetable, including:

Merger Implementation Agreement (continued)

(a)        Investigating Accountant: appoint the Investigating Accountant, and provide any assistance and information reasonably requested by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(b)        Information for Scheme Booklet: provide the Westpac Information and Investigating Accountant’s Report to St.George for inclusion in the Scheme Booklet. The Westpac Information must:

(i)       contain all information about Westpac and the Merged Entity necessary to ensure that the Scheme Booklet complies with all applicable laws and in particular with the Corporations Act, RG 60, RG 142 and the ASX Listing Rules;

(ii)      without limiting the generality of sub-paragraph (i), include all information that would be required under section 636(1)(g) of the Corporations Act if the Scheme Booklet was a bidder’s statement offering the New Westpac Shares as consideration under a takeover bid; and

(iii)     not be misleading or deceptive in any material respect (whether by omission or otherwise);

(c)        Independent Expert information: provide any assistance and information reasonably requested by St.George or by the Independent Expert in connection with the preparation of the Independent Expert’s Report;

(d)        New information for Scheme Booklet: if at any time between the end of the ASIC Review Period and the Court Approval Date, Westpac becomes aware either:

(i)       of new information which, were it known at the time the Scheme Booklet was prepared should have been included in the Westpac Information that is included in the Scheme Booklet; or

(ii)      that any part of the Westpac Information is misleading or deceptive in a material respect (whether by omission or otherwise),

then, in either case, advise St.George of that so that St.George can determine whether supplementary disclosure to St.George Shareholders is required;

(e)        Consent: provide a consent in such form as St.George reasonably requires in relation to the inclusion of the Westpac Information in the Scheme Booklet;

(f)         Deed Poll: prior to the ASIC Review Draft being submitted to ASIC as contemplated by clause 6.1(f), execute the Deed Poll; and

(g)        Scheme Consideration:

(i)       if the Share Scheme becomes Effective, provide the Share Scheme Consideration in accordance with the Share Scheme and Deed Poll on the Implementation Date, and otherwise satisfy its obligations under the Share Scheme and Deed Poll;

(ii)      if the SAINTS Scheme becomes Effective, provide the SAINTS Scheme Consideration in accordance with the SAINTS Scheme and Deed Poll on the Implementation Date, and otherwise satisfy its obligations under the SAINTS Scheme and Deed Poll; and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(iii)     if the Option Scheme becomes Effective, provide the Option Scheme Consideration in accordance with the Option Scheme and Deed Poll on the Implementation Date, and otherwise satisfy its obligations under the Option Scheme and Deed Poll.

6.4       Assistance of officers and advisers

(a)        Each party must procure that its Representatives work in good faith and in a timely and co-operative manner with the other party to implement the Schemes in accordance with this Agreement.

(b)        Without limiting the generality of paragraph (a):

(i)       if ASIC registers the Scheme Booklet in accordance with section 412(6) of the Corporations Act, St.George must as soon as practicable after such registration:

(A)       publicly release via the ASX a copy of the Scheme Booklet; and

(B)       make a joint Westpac/St.George announcement via the ASX regarding the public release of the Scheme Booklet, which must be in a form agreed between St.George and Westpac; and

(ii)      on the day that the joint announcement in sub-paragraph (i)(B) above is released, St.George and Westpac will participate in a joint media conference and undertake joint briefings with analysts and institutional investors to explain all material aspects of the Transaction, including the merits of the Transaction.

6.5       Board changes

On the Implementation Date of the Share Scheme:

(a)        such persons as nominated by Westpac will be appointed to the St.George Board and such persons as requested by Westpac will retire from the St.George Board;

(b)        3 current St.George directors as agreed by Westpac will be appointed to the Westpac Board;

(c)        the Chairman of St.George, who will be one of the 3 St.George nominees, will be appointed as Deputy Chairman of Westpac; and

(d)        the remaining members of the Westpac Board will comprise the Chief Executive Officer of Westpac and up to 7 non-executive directors.

6.6       Scheme Booklet responsibility statements

The responsibility statement to appear in the Scheme Booklet, in a form to be agreed by the parties, will contain words to the effect that:

(a)        St.George has provided, and is responsible for, the St.George Information in the Scheme Booklet, and that Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of that St.George Information;

(b)        Westpac has provided, and is responsible for, the Westpac Information, and that St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of that Westpac Information except to the extent that St.George has provided Westpac with information for the purpose of Westpac preparing information on the Merged Entity;

Merger Implementation Agreement (continued)

(c)        the Independent Expert has provided and is responsible for the Independent Expert’s Report, and that:

(i)       Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert’s Report; and

(ii)      St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of the Independent Expert’s Report; and

(d)        the accounting firm that has been engaged by Westpac to prepare the Investigating Accountant’s Report has provided and is responsible for that report, and that:

(i)       Westpac and its directors and officers do not assume any responsibility for the accuracy or completeness of the Investigating Accountant’s Report; and

(ii)      St.George and its directors and officers do not assume any responsibility for the accuracy or completeness of the Investigating Accountant’s Report.

7.         Implementation Committee

7.1       Establishment

Promptly following the execution of this Agreement, the parties shall establish an implementation committee (the Implementation Committee) to act as a forum for consultation and planning between the parties in relation to the implementation of the Schemes. The Implementation Committee, once established, shall remain in existence until the earlier of the Scheme Record Date of the Share Scheme and the termination of this Agreement in accordance with its terms (the Disbandment Date).

7.2       Membership

The Implementation Committee shall comprise up to 5 representatives of Westpac and up to 5 representatives of St.George, and such other persons as the parties agree from time to time.

7.3       Functions

The specific functions of the Implementation Committee shall be as follows:

(a)        to develop a framework or broad set of protocols to facilitate Communications between the parties in relation to the Schemes from the Announcement Date until the Effective Date of the Share Scheme;

(b)        to act as the primary forum for the parties to agree on the form and content of the Scheme Booklet, and this will involve (among other things) using its reasonable endeavours to resolve any dispute regarding the content of the draft Scheme Booklet;

(c)        where required, approve matters pursuant to clause 11;

(d)        act as the primary forum for the parties to consult and/or agree on the matters requiring consultation and/or agreement under clause 18; and

(e)        such other matters as the Implementation Committee sees fit to carry out its role as a forum for consultation and planning between the parties in relation to the implementation of the Schemes.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

7.4       Meetings of Implementation Committee

The Implementation Committee must meet as often as is reasonably required and at least once per week until the Disbandment Date.

7.5       No partnership

Subject to this Agreement, nothing in this clause 7 requires either party to act at the direction of the other. The business of each party and its Related Bodies Corporate will continue to operate independently of the other until the Implementation Date of the Share Scheme. The parties agree that nothing in this Agreement shall constitute the relationship of a partnership or a joint venture between the parties.

7.6       Integration planning

(a)        After the First Court Date the role of the Implementation Committee will be expanded to act as a forum for consultation and planning for the transition of the ownership of St.George and its businesses to Westpac and the smooth implementation of Westpac’s plans for those businesses following the implementation of the Share Scheme.

(b)        In addition, and without limiting the generality of paragraph (a), after 8 September 2008:

(i)         the parties will ensure that their respective Treasurers meet on a weekly basis to discuss and exchange information on the funding positions of St.George and Westpac including their respective funding plans, wholesale funding requirements and debt maturity profiles on a rolling six monthly basis; and

(ii)        both St.George and Westpac will co-operate with each other in good faith and use their respective best endeavours to progress the planning for the integration of St.George and Westpac with the objective of bringing forward the realisation of the merger benefits as soon as reasonably possible after the Implementation Date of the Share Scheme. As part of this process, St.George and Westpac agree to jointly develop a strategy to minimise the risk of customer attrition occurring as a result of the Transaction.

8.         Meetings and Court Approvals

8.1       Court refuses to make orders

(a)        If the Court refuses to make an order under sub-section 411(1) of the Corporations Act to convene a Scheme Meeting or to make an order to approve a Scheme under sub-section 411(4)(b) of the Corporations Act, St.George must appeal the Court’s decision to the fullest extent possible except where:

(i)        the parties agree otherwise; or

(ii)       the parties are advised by their respective legal counsel that an appeal would have either no reasonable prospect or a low probability of success; or

(iii)      the St.George Directors have withdrawn their recommendation in relation to the Scheme pursuant to clause 9.

Merger Implementation Agreement (continued)

(b)        The costs of any appeal shall be borne equally by the parties unless the St.George Board in good faith determines that, in its view, it is not in St.George’s best interests to bring the appeal having regard to (without limitation) the costs and prospects of success. In this event, if Westpac still requires that an appeal should be brought, Westpac must bear all of the costs thereof.

8.2       Scheme voted down

(a)        If:

(i)       prior to a Scheme Meeting a party reasonably believes that there is evidence to suggest that Share Splitting has taken place to a material extent; or

(ii)      a Scheme is not approved by St.George Shareholders, the SAINTS holders or the Option Holders (as applicable) at the Scheme Meeting by reason of the non- satisfaction of the Headcount Test,

then, in either case, St.George shall provide to Westpac and its Representatives, for such period and at such times as Westpac reasonably requires, access to the Share Register, SAINTS Register or Award Option Register (as applicable) for the purpose of investigating whether Share Splitting may have occurred or may have caused or materially contributed to the Headcount Test not having been satisfied.

(b)        St.George must, and must procure that its Representatives and Share Registry, co-operate with and provide Westpac and its Representatives with all such assistance as they reasonably require in connection with their investigations under clause 8 ..2(a).

(c)        In addition to Westpac undertaking an investigation as to whether Share Splitting has taken place, St.George must, upon the reasonable request of Westpac, as soon as reasonably practicable, investigate whether Share Splitting has taken place and report the findings of that investigation to Westpac, including, without limitation, the extent to which it appears that the Share Splitting has caused or materially contributed to the Headcount Test not having been satisfied. However, the parties acknowledge that, in practice, it may be difficult to determine the extent to which Share Splitting has occurred.

(d)        If, following the investigations under this clause 8.2, both parties consider that Share Splitting may have caused or materially contributed to the Headcount Test not having been satisfied then St.George must:

(i)       seek Court approval of the relevant Scheme under subsection 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(ii)      make such submissions to the Court and file such evidence in connection with the application as Westpac reasonably requires.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

9.         Recommendation of Share Scheme

9.1       St.George Board recommendation

St.George represents to Westpac that, subject to clause 9.2, the St.George Board will:

(a)        unanimously recommend the Share Scheme subject only to the qualifications that no superior proposal emerges; and

(b)        provide reasons for that recommendation in the Scheme Booklet.

9.2       Changes in St.George Board recommendation

The St.George Board will not withdraw or change a recommendation described in clause 9.1 unless the St.George Board has determined in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a)        the St.George Directors are by virtue of their fiduciary or statutory duties:

(i)         no longer able to recommend to St.George Shareholders that the Share Scheme be approved; or

(ii)        no longer consider that the Share Scheme is in the best interests of St.George Shareholders and accordingly are required to withdraw such recommendation,

provided that the St.George Board may only withdraw or change its recommendation pursuant to this paragraph (a) if St.George has first made reasonable endeavours to consult with Westpac as to the matters, occurrences or events that would give rise to consideration of the withdrawal or change of recommendation; or

(b)        a Competing Transaction constitutes a superior proposal to the Share Scheme.

9.3       Other Schemes

St.George represents to Westpac that the St.George Board will:

(a)        unanimously recommend each of the SAINTS Scheme and Option Scheme, subject only to the qualifications that no superior proposal emerges and the Independent Expert’s Report stating that the SAINTS Scheme or Option Scheme (as applicable) is in the best interests of SAINTS Holders or Award Option Holders (as applicable); and

(b)        provide reasons for those recommendations in the Scheme Booklet.

10.       Conduct at Court Proceedings

(a)        St.George and Westpac are entitled to separate representation at all Court proceedings relating to the Schemes.

(b)        Nothing in this Agreement shall be taken to give a party any right or power to give undertakings to the Court for or on behalf of the other party without that party’s consent.

(c)        Each party must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Schemes.

Merger Implementation Agreement (continued)

11.       Conduct of Business

11.1     Conduct by St.George

(a)        From the date of this Agreement until the earlier of the Implementation Date, the Sunset Date and the date when this Agreement is terminated, St.George must, and must cause the members of the St.George Group to, conduct their respective businesses only in, and not take any action except in, the ordinary course and consistent with past practice or as contemplated by this Agreement or otherwise agreed by Westpac (such agreement not to be unreasonably withheld or delayed).

(b)        Without limiting paragraph (a), St.George must use reasonable endeavours to ensure that it and the other entities in the St.George Group:

(i)        maintain their businesses and assets; and

(ii)      preserve their relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom they have business dealings.

(c)        Without limiting paragraph (a), St.George must not and must ensure that the other entities in the St.George Group do not (without the prior written consent of Westpac, such consent not to be unreasonably withheld or delayed):

(i)       approve a new exposure or increase an existing exposure beyond the financial limits contemplated in St.George’s prudential limits as Disclosed to Westpac to any one counter party, except money market, treasury and foreign exchange transactions in the ordinary course of business and in accordance with existing risk management policies;

(ii)      do anything, or refrain from doing anything, such that the aggregate of the following exceeds a specified amount as agreed between the parties:

(A)       the amount of the St.George Group’s other deposits (as referred to on page 51 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results);

(B)        the amount of the St.George Group’s offshore borrowings (as referred to on page 51 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results);

(C)        the amount of the St.George Group’s domestic borrowings of the St.George Group (as referred to on page 51 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results);

(D)       the amount of the St.George Group’s subordinated debt of the St.George Group (as referred to on page 51 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results);

(E)        the amount of the St.George Group’s securitisation and asset backed conduit funding of the St.George Group (as referred to on page 51 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results); and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(F)                      the amount of the St.George Group’s bank acceptances included in total liabilities (as referred to on page 9 of St.George’s Appendix 4D for the St.George 2008 Financial Half Year Results);

(iii)                dispose or agree to dispose of any securities, business, asset, interest in a joint venture, entity or undertaking (excluding trading and liquidity portfolio assets and customer acceptances), the value of which exceeds $5 million, to any person other than another entity in the St.George Group;

(iv)               acquire or agree to acquire any securities, business, asset, interest in a joint venture, entity or undertaking (excluding trading and liquidity portfolio assets) from a person other than another entity in the St.George Group, excluding any capital expenditure or project expenditure which does not exceed $5 million;

(v)                  either:

(A)                     enter into a new employment contract with an existing or potential employee of the St.George Group; or

(B)                       amend an employment contract with an existing employee of the St.George Group,

in respect of which the total employment costs payable to that existing or potential employee is in excess of $1 million per annum, provided that nothing in this subparagraph (v) prevents St.George from exceeding that threshold in respect of any individual existing employee in connection with St.George’s annual performance review process where:

(C)                       St.George has determined the total employment cost for that employee based on the extent to which performance criteria applicable to that employee have been satisfied and consistent with St.George’s usual practices and policies in connection with remuneration reviews; and

(D)                      St.George has first consulted with Westpac;

(vi)               settle any legal proceedings, claim, investigation, arbitration or other like proceedings where the amount claimed exceeds $20 million;

(vii)            materially amend any arrangement with its financial advisers in respect of the transactions contemplated by this Agreement;

(viii)         enter into a joint venture or strategic partnership or alliance with any person; or

(ix)                 authorise, commit or agree to do any of the matters set out above.

(d)                        The obligations of St.George under paragraphs (a), (b) and (c) do not apply to actions undertaken by St.George or any member of the St.George Group:

(i)                      which are required to be undertaken pursuant to this Agreement or the Transaction or SAINTS Scheme or Option Scheme or are otherwise required by law;

(ii)                   which have been Disclosed by St.George;

Merger Implementation Agreement (Continued)

(iii)                without limiting the generality of sub-paragraph (i), in accordance with contractual obligations that exist as at the date of this Agreement, provided such obligations have been Disclosed by St.George; or

(iv)               which is unanimously approved by the Implementation Committee.

11.2              Conduct by Westpac

(a)                         From the date of this Agreement until the earlier of the Implementation Date of the Share Scheme, the Sunset Date and the date when this Agreement is terminated, Westpac must, and must cause the members of the Westpac Group to, conduct their respective businesses only in, and not take any action except in, the ordinary course and consistent with past practice or as contemplated by this agreement or otherwise agreed by St.George (such agreement not to be unreasonably withheld or delayed).

(b)                        The obligations of Westpac under paragraph (a) do not apply to actions undertaken by Westpac or any member of the Westpac Group:

(i)                      which are required to be undertaken pursuant to this Agreement or the Transaction or SAINTS Scheme or Option Scheme or are otherwise required by law;

(ii)                      which have been Disclosed by Westpac;

(iii)                without limiting the generality of sub-paragraph (i), in accordance with contractual obligations that exist as at the date of this Agreement, provided such obligations have been Disclosed by Westpac; or

(iv)                  which is unanimously approved by the Implementation Committee.

11.3              St.George securities

If:

(a)                         a regulatory event or tax event occurs under the terms of the SAINTS, SPS, CPS or CPS II and St.George elects to exchange the relevant securities in accordance with their terms of issue; or

(b)                        St.George determines, after consulting with APRA, that St.George should issue additional equity securities for the purpose of maintaining its regulatory capital ratios,

then St.George may issue new equity securities for the purpose of maintaining its regulatory capital ratios, provided that it first consults with Westpac. St.George acknowledges that such exchange or issue of new equity securities may despite anything in this Agreement be treated by Westpac in its absolute discretion as a St.George Prescribed Occurrence.

12.                     Dividends

12.1              St.George dividends

It is agreed that the declaration, payment or distribution by St.George of any of the following dividends on St.George shares will not constitute a St.George Prescribed Occurrence for the purposes of clause 3.1(j):

(a)                         the payment of the St.George 2008 Interim Dividend;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(b)                        the declaration and/or payment of any St.George 2008 Final Dividend in accordance with clause 12.3(a);

(c)                         the declaration and/or payment of any Special Dividend in accordance with clause 12.4; and

(d)                        the declaration and/or payment of any dividend on SAINTS, SPS, CPS or CPS II in accordance with their respective terms of issue.

12.2              Westpac dividends

It is agreed that the declaration, payment or distribution by Westpac of any of the following dividends on Westpac shares will not constitute a Westpac Prescribed Occurrence for the purposes of clause 3.1(m):

(a)                        the payment of the Westpac 2008 Interim Dividend;

(b)                       the declaration and/or payment of any Westpac 2008 Final Dividend in accordance with clause 12.3(b); or

(c)                        the declaration and/or payment of any dividend on any Westpac shares (other than Westpac Shares) in accordance with their respective terms of issue.

12.3              2008 final dividends

(a)                        Any St.George 2008 Final Dividend declared and/or paid by the St.George Board must be declared and paid in accordance with the following:

(i)                       it will be announced on the date on which St.George releases it financial results for the 2008 Financial Year;

(ii)                    it will be for an amount which:

(A)                    does not exceed $0.97 per St.George Share; and

(B)                      is consistent with St.George’s normal dividend payout ratio determined by St. George after discussing the matter in good faith with Westpac, but which may not under any circumstances exceed 85% of St.George’s cash profits for the 2008 Financial Year; and

(C)                      is based on St.George’s cash profits for the 2008 Financial Year as disclosed in the Appendix 4E lodged with ASX for the 2008 Financial Year;

(iii)                 it will have a record date that is the same as the Scheme Record Date;

(iv)                it will be paid on the following date (as applicable):

(A)                     18 December 2008, in circumstances where the Scheme Record Date is 11 December 2008 or earlier; and

(B)                       the Implementation Date, in circumstances where the Scheme Record Date is 12 December 2008 or later; and

(iv)                if the Share Scheme becomes Effective by the Sunset Date, the St.George Dividend Reinvestment Plan will be suspended or terminated and will not operate in relation to the St.George 2008 Final Dividend.

Merger Implementation Agreement (Continued)

(b)                       Any Westpac 2008 Final Dividend that is declared and/or paid by the Westpac Board must be for an amount which:

(i)                  does not exceed $0.74 per Westpac Share; and

(ii)             is consistent with Westpac’s normal dividend payout ratio determined by Westpac after discussing the matter in good faith with St. George, but which may not under any circumstances exceed 80% of Westpac’s cash earnings as disclosed in its Appendix 4E lodged with ASX for the 2008 Financial Year.

12.4              Special Dividend

The St.George Board may authorise the payment of a Special Dividend in accordance with the following:

(a)                        it will be announced at the same time as the St.George 2008 Final Dividend is announced;

(b)                       it will be for such amount per St.George Share as is determined by the St.George Board but which when added to the amount of the St.George 2008 Final Dividend, does not exceed $1.25 per St.George Share;

(c)                        it will have a record date that is the same as the Scheme Record Date;

(d)                       it will be paid on the same date as the St.George 2008 Final Dividend is paid; and

(e)                        if the Share Scheme becomes Effective by the Sunset Date, the St.George Dividend Reinvestment Plan will be suspended or terminated and will not operate in relation to the Special Dividend.

12.5              St.George Dividend Reinvestment Plan

Notwithstanding anything else in this Agreement, St.George is permitted to:

(a)                        establish such arrangements and enter into such agreements as it sees fit to operate and/or underwrite the St.George Dividend Reinvestment Plan in respect of the St.George 2008 Final Dividend in circumstances where this Agreement has been terminated and the St.George 2008 Final Dividend is to be paid after such termination, provided that for so long as this Agreement remains on foot:

(i)                      no underwriting or other fee is, or becomes, payable by St.George to any person in relation to such arrangements and/or agreements; and

(ii)                   no St.George Shares are issued under the St.George Dividend Reinvestment Plan in respect of the St.George 2008 Final Dividend; and

(b)                       make such amendments to the St.George Dividend Reinvestment Plan as it sees fit, provided that such amendments will not become effective for so long as this Agreement remains on foot.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

13.                     Representations and Warranties

13.1              St.George Warranties

(a)                        St.George represents and warrants to Westpac that each of the representations and warranties set out in paragraph (b) is true and correct:

(i)                            as at the date of this Agreement and as at 8.00am on the Court Approval Date; or

(ii)                         where expressed, at the time at which the representation or warranty is expressed to be given.

(b)                       St.George represents and warrants to Westpac that:

(i)                            the St.George Information:

(A)                     will be prepared in good faith and on the understanding that each of the Westpac Indemnified Parties will rely on that information for the purposes of considering and approving the Westpac Information in the Scheme Booklet;

(B)                       will be true and correct in all material respects as at the date the Scheme Booklet is despatched to St.George Shareholders, SAINTS Holders and Award Option Holders;

(C)                       will comply with all applicable laws and in particular the Corporations Act, RG 60, RG 142 and the ASX Listing Rules; and

(D)                      as at the date the Scheme Booklet is sent to St.George Shareholders, SAINTS Holders and Award Option Holders, will not contain any statement which is misleading or deceptive in any material respect (whether by omission or otherwise);

(ii)                        it will, as a continuing obligation, provide Westpac with all further or new information which may arise after the Scheme Booklet has been despatched until the date that the last of the Scheme Meetings is to be held which is necessary to ensure that the St.George Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to St.George Shareholders, SAINTS Holders and Award Option Holders, is not misleading or deceptive in any material respect (whether by omission or otherwise);

(iii)                     all information provided by or on behalf of St.George to the Independent Expert to enable the Independent Expert’s Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s report for inclusion in the Scheme Booklet;

(iv)                    all of the information provided by or on behalf of St.George to the Investigating Accountant to enable the Investigating Accountant’s Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely on that information for

Merger Implementation Agreement (Continued)

the purpose of preparing the Investigating Accountant’s report for inclusion in the Scheme Booklet;

(v)                       it is a corporation validly existing under the laws of its place of incorporation;

(vi)                    it has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(vii)                 it has taken all necessary corporate action to authorise the entry into of this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(viii)              this Agreement is valid and binding upon it and the execution and performance of this Agreement will not result in a breach or default under:

(A)               the St.George Constitution; or

(B)                 any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound,

other than such exceptions in the case of sub-paragraph (B) as would not be reasonably expected to have a material adverse effect on St.George’s ability to perform its obligations under this Agreement;

(ix)                      St.George is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officers over any or all of its assets;

(x)                         St.George is not in breach of its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any information from disclosure; and

(xi)                      as at 28 August 2008, there were:

(A)               566,529,267 St.George Shares on issue;

(B)                 3,500,000 SAINTS on issue;

(C)                 1,500,000 SPS on issue;

(D)                3,250,000 CPS on issue;

(E)                  4,000,000 CPS II on issue;

(F)                  194,700 redeemable preference depositor shares on issue;

(G)                 2,247 redeemable preference borrower shares on issue;

(H)                329,713 Options; and

(I)                     1,390,403 Other Options.

13.2              Westpac Warranties

(a)                        Westpac represents and warrants to St.George that each of the representations and warranties set out in paragraphs (b) and (c) is true and correct:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(i)                      as at the date of this Agreement and as at 8.00am on the Court Approval Date; or

(ii)                   where expressed, at the time at which the representation or warranty is expressed to be given.

(b)                       Westpac represents and warrants to St.George that:

(i)                   the Westpac Information:

(A)                     will be prepared in good faith and on the understanding that each of the St.George Indemnified Parties will rely on that information to prepare the Scheme Booklet and to propose and implement the Schemes in accordance with the Corporations Act;

(B)                       will be true and correct in all material respects as at the date the Scheme Booklet is despatched to St.George Shareholders, SAINTS Holders and Award Option Holders;

(C)                       will comply with all applicable laws and in particular the Corporations Act, RG 60, RG 142 and the ASX Listing Rules, having regard to clause 6.3(b); and

(D)                      as at the date the Scheme Booklet is sent to St.George Shareholders, SAINTS Holders and Award Option Holders, will not contain any statement which is misleading or deceptive in any material respect (whether by omission or otherwise);

(ii)                   it will, as a continuing obligation, provide St.George with all further or new information which may arise after the Scheme Booklet has been despatched until the date that the Scheme Meetings is to be held which is necessary to ensure that the Westpac Information, in the form and context in which that information appears in the version of the Scheme Booklet sent to St.George Shareholders, SAINTS Holders and Award Option Holders, is not misleading or deceptive in any material respect (whether by omission or otherwise);

(iii)                all information provided by or on behalf of Westpac to the Independent Expert to enable the Independent Expert’s Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report for inclusion in the Scheme Booklet;

(iv)               all of the information provided by or on behalf of Westpac to the Investigating Accountant to enable the Investigating Accountant’s Report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely on that information for the purpose of preparing the Investigating Accountant’s report for inclusion in the Scheme Booklet;

(v)                  it is a corporation validly existing under the laws of its place of incorporation;

Merger Implementation Agreement (Continued)

(vi)               it has the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

(vii)            it has taken all necessary corporate action to authorise the entry into of this Agreement and has taken or will take all necessary corporate action to authorise the performance of this Agreement and to carry out the transactions contemplated by this Agreement;

(viii)         this Agreement is valid and binding upon it and the execution and performance of this Agreement will not result in a breach or default under:

(A)                    Westpac’s constitution; or

(B)                      any writ, order or injunction, judgment, law, rule or regulation to which it is party or by which it is bound,

other than such exceptions in the case of sub-paragraph (B) as would not be reasonably expected to have a material adverse effect on Westpac’s ability to perform its obligations under this Agreement;

(ix)                 Westpac is solvent and no resolutions have been passed nor has any other step been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officers over any or all of its assets; and

(x)                    Westpac is not in breach of its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules and is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any information from disclosure.

(c)                        Westpac represents and warrants in favour of St.George (in its own right and on behalf of the Share Scheme Participants and Option Scheme Participants) that:

(i)                      upon issue:

(A)                     the New Westpac Shares will rank equally in all respects with all existing Westpac Shares, other than in respect of the Westpac 2008 Final Dividend to which holders of New Westpac Shares will not be entitled; and

(B)                       each New Westpac Share will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest (except that the Westpac Restricted Shares to be issued or transferred under the Option Scheme will be subject to such disposal restrictions as are imposed under or pursuant to the Westpac Restricted Share Plan and the Option Scheme); and

(ii)                   it will not make any election under any applicable tax legislation or rulings made by a Government Agency (including the Australian Tax Office) pursuant to such legislation to prevent a capital gains tax (CGT) scrip-for-scrip rollover from being available to Share Scheme Participants who exchange St.George Shares for New Westpac Shares under the Share Scheme.

13.3              Reliance by parties

Each party (the Representor) acknowledges that:

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(a)                         in entering into this Agreement the other party has relied on the representations and warranties provided by the Representor in clause 13.1 or 13.2 (as applicable); and

(b)                        any breach of the representations and warranties provided by the Representor in clause 13.1 or 13.2 (as applicable) after the Share Scheme becomes Effective may only give rise to a claim in damages and cannot result in a termination of this Agreement.

13.4              Survival of representations

Each St.George Warranty and Westpac Warranty:

(a)                         is severable;

(b)                        will survive the termination of this Agreement; and

(c)                         is given with the intent that liability under it will not be confined to breaches which are discovered prior to the time of termination of this Agreement.

13.5              Notification

A party (the Notifying Party) will promptly advise the other in writing of:

(a)                         a representation or warranty provided in this Agreement by the Notifying Party becoming false; or

(b)                        a breach of this Agreement by the Notifying Party.

14.                     No Reliance on Due Diligence Information

14.1              Due diligence investigations

(a)                         Westpac acknowledges and agrees, both on its own behalf and on behalf of each of its Representatives, that:

(i)                           prior to 26 May 2008, it and its Representatives have undertaken and concluded their own due diligence investigations in relation to the St.George Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to St.George Group external auditors and advisers; and

(ii)                        in the course of those investigations and the negotiations and discussions between the parties prior to 26 May 2008, St.George and its Representatives have provided to Westpac and its Representatives information in various forms in connection with the Transaction or relating to the St.George Group’s past, present or future operations, affairs, business and/or strategic plans,

(the St.George Due Diligence Information).

(b)                        St.George acknowledges and agrees, both on its own behalf and on behalf of each of its Representatives, that:

(i)                           prior to 26 May 2008, it and its Representatives have undertaken and concluded their own due diligence investigations in relation to the Westpac Group, including access

Merger Implementation Agreement (Continued)

to data rooms, site visits, management presentations, interviews and discussions and access to Westpac Group external auditors and advisers; and

(ii)                        in the course of those investigations and the negotiations and discussions between the parties prior to 26 May 2008, Westpac and its Representatives have provided to St.George and its Representatives information in various forms in connection with the Transaction or relating to the Westpac Group’s past, present or future operations, affairs, business and/or strategic plans,

(the Westpac Due Diligence Information).

14.2              No warranty by St.George or Westpac

(a)                         Subject to clauses 13.1 and 17.1, each of St.George and its Representatives:

(i)                           makes no representation or warranty:

(A)                     as to the accuracy, completeness or relevance of any of the St.George Due Diligence Information;

(B)                       that any of the St.George Due Diligence Information has been audited, verified or prepared with reasonable care; or

(C)                       that the St.George Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Transaction,

except that the St.George Due Diligence Information has been disclosed in good faith;

(ii)                        accepts no responsibility to Westpac, its Representatives or any other person for any false, inaccurate or misleading St.George Due Diligence Information or for any opinion formed or conclusion drawn by Westpac or its Representatives as a result of examining the St.George Due Diligence Information;

(iii)                     accepts no responsibility to inform Westpac of any matter arising or coming to the notice of St.George which may affect or qualify any St.George Due Diligence Information; and

(iv)                    is not liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the St.George Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the St.George Due Diligence Information.

(b)                        Subject to clauses 13.2 and 17.2, each of Westpac and its Representatives:

(i)                           makes no representation or warranty:

(A)                as to the accuracy, completeness or relevance of any of the Westpac Due Diligence Information;

(B)                  that any of the Westpac Due Diligence Information has been audited, verified or prepared with reasonable care; or

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(C)              that the Westpac Due Diligence Information is the totality of the information that a person would require or expect to find in order to consider or evaluate the Transaction,

except that the Westpac Due Diligence Information has been disclosed in good faith;

(ii)                   accepts no responsibility to St.George, its Representatives or any other person for any false, inaccurate or misleading Westpac Due Diligence Information or for any opinion formed or conclusion drawn by St.George or its Representatives as a result of examining the Westpac Due Diligence Information;

(iii)                accepts no responsibility to inform St.George of any matter arising or coming to the notice of St.George which may affect or qualify any Westpac Due Diligence Information; and

(viii)         is not liable for any loss of any kind (including, without limitation, any consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the Westpac Due Diligence Information or any default, negligence or lack of care in relation to the preparation or provision of the Westpac Due Diligence Information.

14.3              Own enquiries

(a)                         Without limiting clauses 14.1(a) and 14.2(a), Westpac hereby acknowledges and agrees that it has:

(i)                    made its own independent assessment of all St.George Due Diligence Information;

(ii)                 carried out, and relied solely on, its own investigation and analysis of the St.George Due Diligence Information and the Transaction; and

(iii)              entered into this Agreement utilising the St.George Due Diligence Information solely at its own risk.

(b)                        Without limiting clauses 14.1(b) and 14.2(b), St.George hereby acknowledges and agrees that it has:

(i)                       made its own independent assessment of all Westpac Due Diligence Information;

(ii)                 carried out, and relied solely on, its own investigation and analysis of the Westpac Due Diligence Information and the Transaction; and

(iii)              entered into this Agreement utilising the Westpac Due Diligence Information solely at its own risk.

14.4              Benefit

(a)                         The acknowledgements, confirmations and agreements given and made by Westpac in this clause 14 are given to St.George on its own behalf and separately as trustee for each of the St.George Indemnified Parties.

(b)                        The acknowledgements, confirmations and agreements given and made by St.George in this clause 14 are given to Westpac on its own behalf and separately as trustee for each of the Westpac Indemnified Parties.

Merger Implementation Agreement (Continued)

15.          Releases

15.1        Westpac directors and officers

(a)           St.George releases its rights against, and agrees with Westpac that it will not make a Claim against, any Westpac Indemnified Party in connection with:

(i)            any breach of any representations, covenants and warranties of Westpac or any entity within the Westpac Group in this Agreement; or

(ii)           any disclosures containing any statement which is false or misleading whether in content or by omission,

to the extent that the Westpac Indemnified Party has acted in good faith and has not engaged in wilful misconduct.

(b)           This clause 15.1 is subject to any Corporations Act restriction and will be read down accordingly. Westpac receives and holds the benefit of this clause to the extent it relates to each Westpac Indemnified Party as trustee for them.

15.2        St.George directors and officers

(a)           Westpac releases its rights against, and agrees with St.George that it will not make a Claim against, any St.George indemnified Party in connection with:

(i)            any breach of any representations, covenants and warranties of St.George or any entity within the St.George Group in this Agreement; or

(ii)           any disclosures containing any statement which is false or misleading whether in content or by omission,

to the extent that the St.George Indemnified Party has acted in good faith and has not engaged in wilful misconduct.

(b)           Subject to the Share Scheme becoming Effective, Westpac undertakes that it will:

(i)            for a period of 7 years from the Implementation Date of the Share Scheme, ensure that:

(A)          the constitution of each St.George Group entity which is in existence as at the Implementation Date of the Share Scheme continues, for so long as the entity continues to exist, to contain such rules as at the date of this Agreement which provide for each of them to indemnify each of their officers against any liability incurred by that officer in his or her capacity and to any person other than St.George or a Related Body Corporate of St.George; or

(B)           to the extent that any St.George Group entity ceases to exist after the Implementation Date of the Share Scheme, the officers of that St.George Group entity have the benefit of an indemnity on terms no less favourable than those contained in the constitution of the St.George Group entity as at the Implementation Date of the Share Scheme; and

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(ii)           in respect of the deeds of indemnity, access and insurance made by St.George and each entity within the St.George Group in favour of their respective directors and officers from time to time:

(A)          procure that St.George and each entity within the St.George Group, for so long as the entity continues to exist, complies with the relevant deed(s); and

(B)           to the extent that any St.George Group entity ceases to exist after the Implementation Date of the Share Scheme, the officers of that St.George Group entity have the benefit of an indemnity on terms no less favourable than those contained in the relevant deed(s) as at the Implementation Date of the Share Scheme.

(c)           This clause 15.2 is subject to any Corporations Act restriction and will be read down accordingly, St.George receives and holds the benefit of this clause 15.2 to the extent it relates to each St.George Indemnified Party as trustee for them.

(d)           Subject to the Share Scheme becoming Effective, St.George undertakes that it will in respect of all directors and officers of St.George and each entity within the St.George Group immediately prior to the Share Scheme becoming Effective (the Retired Directors), prepay directors and officers insurance for a period of 7 years from the retirement date of each Retired Director and for the benefit of each Retired Director, provided it is on commercially reasonably terms with a reputable insurer at current coverage levels as disclosed to Westpac prior to entry into this Agreement. Such policy shall include a term that the policy cannot be cancelled unless the insured consents to the cancellation.

16.          Termination

16.1        Termination for material breach

A party (the Terminating Party) may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if:

(a)           the other party is in breach of a material term of this Agreement (including without limitation clauses 11 and 12.4 of this Agreement) other than as a result of a breach by the Terminating Party;

(b)           the Terminating Party has given notice to the other party setting out the material breach and stating an intention to terminate this Agreement; and

(c)           the material breach has continued to exist for five Business Days (or any shorter period ending immediately prior to the commencement of the Court hearing on the Court Approval Date) from the time such notice is given.

16.2        Termination due to change or withdrawal of St.George Board recommendation

(a)           Westpac may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if the St.George Board (or a majority of the St.George Directors):

Merger Implementation Agreement (Continued)

(i)            withdraw their recommendation that St.George Shareholders vote in favour of the Share Scheme; or

(ii)           make a public statement indicating that they no longer support the Share Scheme or that they support a Competing Transaction.

(b)           St.George may terminate this Agreement at any time prior to the commencement of the Court hearing on the Court Approval Date if, in accordance with clause 9.2, the St.George Board (or a majority of the St.George Directors) withdraw or change their recommendation described in clause 9.1 in relation to the Share Scheme.

16.3        Other termination events

A party may terminate this agreement at any time prior to the commencement of the Court hearing on the Court Approval Date:

(a)           if the Court fails to make orders in accordance with section 411(1) of the Corporations Act to convene the Share Scheme Meeting and either all appeals from such failure are unsuccessful or the parties, in accordance with clause 8.1, determine not to initiate an appeal;

(b)           if a Court or other Government Agency has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Share Scheme, or has refused to do any thing necessary to permit the Transaction, and such order, decree, ruling or other action has become final and cannot be appealed;

(c)           in accordance with clause 3.6; or

(d)           if the Share Scheme has not become Effective on or before the Sunset Date.

16.4        Method of termination

Where a party has the right to terminate this Agreement under this clause 16, that right for all purposes will be validly exercised if that party gives a notice in writing to the other party stating to the other party that it terminates this Agreement.

16.5        Effect of termination

In the event of termination of this Agreement by either party pursuant to clauses 16.1, 16.2 or 16.3, this Agreement will have no further force or effect and the parties will have no further obligations under this Agreement, other than in respect of any accrued rights or remedies including (without limitation) in respect of any liability for an antecedent breach of this Agreement or pursuant to clause 20 and provided that this clause 16 and clauses 13, 14, 15, 17, 21 and clauses 23.4 to 23.12 survive termination.

17.          Indemnities

17.1        Indemnity by St.George

Subject to clause 15.2, St.George agrees with Westpac (on Westpac’s own behalf and separately as trustee or nominee for each of the other Westpac Indemnified Parties) to indemnify and keep indemnified the Westpac Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

whatever nature and however arising which any of the Westpac Indemnified Parties may suffer or incur by reason of any breach of any of the St.George Warranties.

17.2        Indemnity by Westpac

Subject to clause 15.1, Westpac agrees with St.George (on St.George’s own behalf and separately as trustee or nominee for each of the other St.George Indemnified Parties) to indemnify and keep indemnified the St.George Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the St.George Indemnified Parties may suffer or incur by reason of any breach of any of the Westpac Warranties.

17.3        Survival of indemnities

Each indemnity in clauses 17.1 and 17.2:

(a)           is severable;

(b)           is a continuing obligation;

(c)           constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Agreement; and

(d)           survives the termination of this Agreement.

18.          Public Announcements and Communications

18.1        Public announcements

(a)           As soon as reasonably practicable after the execution of this Agreement, each party must release to the ASX the form of announcement regarding this Agreement which has been agreed and initialled by the parties prior to entering into this Agreement.

(b)           Subject to paragraph (c), each party must use its best endeavours to consult with the other prior to making any public announcements (other than those referred to in paragraph (a) and clause 6.4(b)(i) above) in connection with the Transaction.

(c)           Where a party is required by applicable law, the ASX Listing Rules or any other applicable stock exchange regulation to make any announcement or make any disclosure relating to matters the subject of the Transaction, it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by law or a Government Agency and has consulted with the other party as to the content of that announcement of disclosure.

18.2        Agreement on Communications

Except in relation to Communications regulated by clause 18.1 and to the extent permitted by applicable law:

(a)           the parties must use all reasonable endeavours to consult in good faith with each other on all aspects (including the timing, form, content and manner) of any Communications with:

Merger Implementation Agreement (Continued)

(i)            any Government Agency, including the ACCC, ASIC, ASX, Australian Taxation Office, APRA, the Commonwealth Treasurer and any Commonwealth, State or Territory government department or member of parliament;

(ii)           any rating agency or any other third party (other than tis Representatives) including the media; or

(iii)          the respective employees of the Westpac Group and St.George Group,

in relation to the implementation of the Transaction, whether or not such Communications are for the purposes of satisfying a Share Scheme Condition, SAINTS Scheme Condition or Option Scheme Condition;

(b)           each party must provide copies to the other party of any written Communications sent to or received from a person referred to in sub-paragraphs (i), (ii) or (iii) of paragraph (a) promptly upon despatch or receipt (as the case may be); and

(c)           each party shall have the right to be present and make submissions at or in relation to any proposed meeting with any Government Agency in relation to the Transaction, SAINTS Scheme or Option Scheme.

18.3        Shareholder communications

Following the despatch of the Scheme Booklet to St.George Shareholders, St.George will co-operate and work with Westpac in good faith to ensure that there is effective communication with all St.George Shareholders in relation to all aspects of the Transaction, including the merits of the Transaction.

19.          Exclusivity

19.1        No-shop restriction

(a)           During the Exclusivity Period, St.George must ensure that neither it nor any of its Representatives directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Transaction.

(b)           Nothing in paragraph (a) prevents St.George from continuing to make normal presentations to, and to respond to, enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally.

19.2        No-talk restriction

Subject always to clause 19.5, during the Exclusivity Period, St.George must ensure that neither it nor any of its Representatives negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Transaction, even if:

(a)           that person’s Competing Transaction was not directly or indirectly solicited, initiated, or encouraged by St.George or any of its Representatives; or

(b)           that person has publicly announced their Competing Transaction.

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19.3        No due diligence

Without limiting the general nature of clause 19.2 but subject always to clause 19.5, during the Exclusivity Period, St.George must not:

(a)           solicit, invite, facilitate or encourage any party (other than Westpac or its Representatives) to undertake a due diligence investigation on St.George or any of its Related Bodies Corporate; or

(b)           make available to any person (other than Westpac or its Representatives) or permit any such person to receive any non-public information relating to St.George or any of its Related Bodies Corporate.

This clause 19.3 does not prevent St.George providing information to the ASX or St.George’s auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the Transaction, SAINTS Scheme or Option Scheme.

19.4        Notification

Subject always to clause 19.5, during the Exclusivity Period, St.George must immediately inform Westpac if St.George is approached by any person to engage in any activity that would breach its obligations in clauses 19.1, 19.2 or 19.3 (or would breach its obligations in clauses 19.1, 19.2 or 19.3 if it were not for clause 19.5) and as soon as reasonably practicable provide in writing to Westpac:

(a)           the identity of that person; and

(b)           details of the expression of interest and/or proposal or proposed Competing Transaction made by the person making the approach.

19.5        Exceptions

The restrictions in clauses 19.2 and 19.3 and the notification obligations in clause 19.4 do not apply to the extent that they restrict St.George or the St.George Board from taking or refusing to take any action with respect to a bona fide Competing Transaction (which was not encouraged, solicited, invited, facilitated or initiated by St.George or the St.George Board in contravention of clause 19.1), or to the extent that they require St.George to provide the notification referred to in clause 19.4, provided that the St.George Board has determined, in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a)           the Competing Transaction is a superior proposal to the Scheme, or would be a superior proposal to the Share Scheme if it is proposed; and

(b)           failing to respond to such bona fide Competing Transaction or providing the notification referred to in clause 19.4 (as applicable) would be likely to constitute a breach of the St.George Directors’ fiduciary or statutory obligations.

Merger Implementation Agreement (Continued)

20.          Reimbursement of Westpac Costs

20.1        Acknowledgement

St.George acknowledges that the Westpac Group has incurred and will continue to incur significant costs in relation to the Transaction (Westpac Costs).

20.2        Reimbursement

(a)           Subject to clause 20.3, St.George agrees to reimburse Westpac $100 million (plus GST, if applicable) for the Westpac Costs if at any time after 8 September 2008 and before the Sunset Date any of the following occur and Westpac does not proceed to acquire 100% of the St.George Shares by the Sunset Date:

(i)            a Competing Transaction offering superior consideration (having regard to price, timing and conditionality) to that offered by Westpac under the Share Scheme (Competing Bid) is announced or open for acceptance and, whether before or within 12 months after the Sunset Date:

(A)          pursuant to that Competing Bid, the bidder acquires a relevant interest in more than 50% of all St.George Shares; and

(B)           the Competing Bid is free or becomes free from any defeating conditions;

(ii)           a person other than Westpac (or a Related Body Corporate) acquires, or agrees to acquire (whether or not that agreement is conditional) the whole or a substantial part of St.George’s assets, business or property, where an agreement in relation to that acquisition is entered into prior to the Sunset Date;

(iii)          the St.George Directors (or any one or more of them) fails to make, or withdraws, a recommendation to St.George Shareholders in favour of the Share Scheme;

(iv)          the St.George Directors (or any one or more of them) endorses or otherwise supports a proposal or offer to acquire the St.George Shares (whether by way of takeover bid, scheme of arrangement or otherwise) or to acquire the whole or a substantial part of St.George’s assets, business or property, made by a person other than Westpac (or a Related Body Corporate); or

(v)           Westpac terminates this Agreement pursuant to clause 16.1, provided that the prevention of the breach of the relevant term of this Agreement was within the control of St.George.

(b)           The reimbursement of Westpac Costs by St.George to Westpac provided for in this clause 20 must be made within two Business Days after the receipt by St.George of a written demand for payment from Westpac. The demand may only be made after the occurrence of an event referred to in clause 20.2(a). The obligation to reimburse under this clause 20 cannot be triggered more than once.

(c)           For the purposes of clause 20.2(a) above, qualifications and explanations contained in the Scheme Booklet in relation to a recommendation to vote in favour of the Share Scheme shall

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

not be regarded as a failure to make or a withdrawal of a recommendation in favour of the Share Scheme.

20.3        Compliance with law

The reimbursement of Westpac Costs by St.George under this clause 20 is not required, or is refundable, to the extent that such reimbursement would be unlawful.

20.4        No other liability

St.George shall have no liability whatsoever for any breach of this Agreement which arises out of, or which relates to, an event or occurrence referred to in clause 20.2(a), other than for its liability to reimburse Westpac for costs under clause 20.2(a) (where that clause applies).

20.5        Termination by St. George

For the avoidance of doubt, no liability to reimburse Westpac for costs under clause 20.2(a) arises if St.George, being so entitled, terminates this Agreement under clause 16.1 or 16.3(c) because of a material breach by Westpac or the failure of a Share Scheme Condition in clause 3.1(m), 3.1(n) or 3.1(o).

21.          Confidentiality Deed

Subject to clause 22, each party acknowledges and agrees that it remains bound by the Confidentiality Deed and accepts that, for so long as this Agreement remains on foot, the terms of this Agreement will prevail over the Confidentiality Deed to the extent of any inconsistency.

22.          Co-operation

22.1        St.George consent and assistance

(a)           Notwithstanding any provision of the Confidentiality Deed, St.George authorises and consents to the inclusion of the information described in clause 22.1(b) below in any:

(i)            disclosure document or securities or product offering document prepared by the Westpac Group, whether issued in this jurisdiction or otherwise; and

(ii)           lodgement or filing that an entity in the Westpac Group makes with a Government Agency, to the extent such disclosure is required by law or the rules of any securities exchange or is requested by any dealer, adviser or underwriter in relation to a proposed offering of Westpac securities or a Westpac funding program.

(b)           Clause 22.1(a) applies to the following information:

(i)            the information in relation to the Merged Entity prepared by Westpac (including without limitation any Merged Entity financial information) in the form such information is included in the Scheme Booklet or such other form agreed by the parties;

(ii)           St.George’s audited accounts and the Independent Auditor’s Report for the financial years ended 30 September 2005, 30 September 2006, 30 September 2007 and 30

Merger Implementation Agreement (Continued)

September 2008 (as disclosed in St.George’s Annual Report for each of those financial years);

(iii)          St.George’s accounts for the half year ended 31 March 2008 (as disclosed in St.George’s Appendix 4D released to ASX on 6 May 2008 or St.George’s Consolidated Interim Financial Report for the half year ended 31 March 2008) and the review undertaken by St.George’s auditors in respect of those accounts; and

(iv)          any other standalone financial information or other information in relation to St.George in the form such information is included in the Scheme Booklet or such other form agreed by the parties.

(c)           St.George must use commercially reasonable efforts to procure that its accounting advisers and auditors provide, at Westpac’s expense, Westpac with all assistance and information reasonably required by Westpac for the purpose of verifying any information which is disclosed in accordance with clause 22.1(a). Further, St. George must itself provide, and must procure that its other Representatives also provide, Westpac with all assistance and information reasonably required by Westpac for the purpose of verifying any information which is disclosed in accordance with clause 22.1(a).

(d)           Without limiting clause 22.1(c), St. George must do everything reasonably required to procure that:

(i)            St.George’s auditors consent to the disclosure of any of the information disclosed in accordance with clause 22.1(a); and

(ii)           St.George’s auditors issue any comfort letters requested by Westpac in relation to St.George’s accounts, including without limitation procuring the issue of any management representation letters which may be required by St.George’s auditors in connection with such letters of comfort.

22.2        Westpac consent and assistance

(a)           Notwithstanding any provision of the Confidentiality Agreement, Westpac authorises and consents to the inclusion of the information described in clause 22.2(b) below in any:

(i)            disclosure document or securities or product offering document prepared by the St.George Group, whether issued in this jurisdiction or otherwise; and

(ii)           lodgement or filing that an entity in the St.George Group makes with a Government Agency, to the extent such disclosure is required by law or the rules of any securities exchange or is requested by any dealer, adviser or underwriter in relation to a proposed offering of St.George securities or a St.George funding program.

(b)           Clause 22.2(a) applies to the following information:

(i)            the information in relation to the Merged Entity prepared by Westpac (including without limitation any Merged Entity financial information) in the form such information is included in the Scheme Booklet or such other form as agreed by the parties;

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

(ii)           Westpac’s audited accounts and Independent Auditor’s Report for the financial years ended 30 September 2005, 30 September 2006, 30 September 2007 and 30 September 2008 (as disclosed in Westpac’s Annual Report for each of those financial years);

(iii)          Westpac’s accounts for the half year ended 31 March 2008 (as disclosed in Westpac’s interim results for the 6 months ended 31 march 2008 released to ASX on 1 May 2008 or Westpac’s Consolidated Interim Financial Report for the half year ended 31 March 2008) and the review undertaken by Westpac’s auditors in respect of those accounts; and

(iv)          any other standalone financial information or other information in relation to Westpac in the form such information is included in the Scheme Booklet or such other form as agreed by the parties.

(c)           Westpac must use commercially reasonable efforts to procure that its accounting advisers and auditors provide, at St.George’s expense, St.George with all assistance and information reasonably required by St.George for the purpose of verifying any information which is disclosed in accordance with clause 22.2(a). Further, Westpac must itself provide, and must procure that its other Representatives also provide, St.George with all assistance and information reasonably required by St.George for the purpose of verifying any information which is disclosed in accordance with clause 22.2(a).

(d)           Without limiting clause 22.2(c), Westpac must do everything reasonably required to procure that:

(i)            Westpac’s auditors consent to the disclosure of any of the information disclosed in accordance with clause 22.2(a); and

(ii)           Westpac’s auditors issue any comfort letters requested by St. George in relation to Westpac’s accounts, including without limitation procuring the issue of any management representation letters which may be required by Westpac’s auditors in connection with such letters of comfort.

22.3        Indemnities

(a)           Subject to clause 15.2, Westpac agrees with St.George (on St.George’s own behalf and separately as trustee or nominee for each of the other St.George Indemnified Parties) to indemnify and keep indemnified the St.George Indemnified Parties from and against all claims, actions, preceding, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the St.George Indemnified Parties may suffer or incur by reason of:

(i)            the inclusion or disclosure of any information referred to in clause 22.1(b) in accordance with clause 22.1(a); or

(ii)           the performance of any obligation, the provision of any assistance or information or the undertaking of any obligation or act required or undertaken pursuant to clause 22.1.

Merger Implementation Agreement (Continued)

(b)           Subject to clause 15.1, St.George agrees with Westpac (on Westpac’s own behalf and separately as trustee or nominee for each of the other Westpac Indemnified Parties) to indemnify and keep indemnified the Westpac Indemnified Parties from and against all claims, actions, preceding, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Westpac Indemnified Parties may suffer or incur by reason of:

(i)            the inclusion or disclosure of any information referred to in clause 22.2(b) in accordance with clause 22.2(a); or

(ii)           the performance of any obligation, the provision of any assistance or information or the undertaking of any obligation or act required or undertaken pursuant to clause 22.2.

23.          General

23.1        Entire agreement

In relation to the subject matter of this Agreement, this Agreement:

(a)           embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

(b)           supersedes any prior agreement (whether or not in writing) between the parties,

except as otherwise provided in clause 21 or as otherwise agreed by the parties.

23.2        Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Agreement.

23.3        Severability

A term or part of a term of this Agreement that is illegal or unenforceable may be severed from this Agreement and the remaining terms or parts of the term of this Agreement continue in force.

23.4        Notices

Any communication under or in connection with this Agreement:

(a)           must be in writing;

(b)           must be addressed as shown below:

Westpac

Address: Level 20, 275 Kent Street, Sydney NSW 2000

Attention:      Richard Willcock, Group Secretary and General Counsel

Fax:                 +61 2 8253 3550

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

St.George

Address: 182 George Street, Sydney NSW 2000

Attention:              Michael Bowan, General Counsel & Secretary

Fax:                         +61 2 9236 1126

(or as otherwise notified by that party to the other party from time to time);

(c)           must be signed by the party making the communication or by a person duly authorised by that party;

(d)           must be delivered or sent by fax to the number, of the addressee, in accordance with clause 23.4(b); and

(e)           will be deemed to be received by the addressee:

(i)            (in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)           (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii)          (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 23.4(b) unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

23.5        Expenses and stamp duties

(a)           Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this Agreement and the proposed, attempted or actual implementation of this Agreement and the Schemes.

(b)           Westpac must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement and the Scheme, and in respect of any agreement or document contemplated by this Agreement.

23.6        Amendments

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

23.7        Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.

23.8        Governing law

(a)           This Agreement is governed by and will be construed according to the laws of New South Wales.

Merger Implementation Agreement (Continued)

(b)           Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and of the courts competent to determine appeals from those courts.

23.9        Waiver

(a)           Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b)           Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)           No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

23.10      No representation or reliance

(a)           Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

(b)           Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

23.11      No merger

The rights and obligations of the parties will not merge on completion of any transaction under this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

23.12      GST

(a)           Unless otherwise expressly stated, all amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a Taxable Supply made under or in connection with this Agreement, the recipient of the supply must pay the supplier an additional amount equal to the GST payable on that supply provided that the supplier first issues a tax invoice for that supply.

(b)           Without limiting clause 23.12(a), if an amount payable under this Agreement is calculated by reference to a liability incurred by a party, then the amount of the liability must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of the acquisition of the supply to which that liability relates. A party will be assumed to be entitled to a full Input Tax Credit unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made.

(c)           Words and expressions used in this clause 23.12 have the same meaning as in A New Tax System (Goods and Services) Tax Act 1999 (Cth).

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

23.13      Counterparts

This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one agreement.

Merger Implementation Agreement (Continued)

Annexure 1 – Timetable

Date	Event

By Fri 29 Aug 2008	Regulatory approvals obtained

By Thu 11 Sep 2008	Westpac signs Deed Poll

By Thu 11 Sep 2008	Lodge ASIC Review Draft of Scheme Booklet with ASIC

By Tue 30 Sep 2008	First Court hearing to obtain orders to convene the Scheme Meetings

By Tue 30 Sep 2008	Scheme Booklet registered by ASIC and lodged with ASX

By Mon 13 Oct 2008	Completion of printing and mailing of Scheme Booklet and accompanying forms to St.George Shareholders, SAINTS Holders and Award Option Holders

Wed 29 Oct 2008	St.George announces results for 2008 Financial Year and St.George 2008 Final Dividend

Thu 30 Oct 2008	Westpac announces results for 2008 Financial Year and Westpac 2008 Final Dividend

Tue 11 Nov 2008	Westpac 2008 Final Dividend record date

Tue 11 Nov 2008	Last date for lodgement of proxy forms for St.George EGM and Scheme Meetings

Thu 13 Nov 2008	St.George EGM and Scheme Meetings

Mon 17 Nov 2008	Court Approval Date: Court approves Schemes

Effective Date: lodge with ASIC copies of Court orders approving the Schemes

Final day of ASX trading in St.George Shares and SAINTS

Tue 18 Nov 2008	New Westpac Shares commence trading on ASX on a deferred settlement basis

Mon 24 Nov 2008

Scheme Record Date: determine entitlements to Share Scheme Consideration, SAINTS Scheme Consideration and Option Scheme Consideration by reference to the Share Register, SAINTS Register and Award Option Register.

St.George 2008 Final Dividend record date: determine entitlements to St.George 2008 Final Dividend by reference to the Share Register

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Date	Event
Mon 1 Dec 2008

Implementation Date: issue of New Westpac Shares to Share Scheme Participants, issue of New Westpac Shares, and issue and/or transfer of Westpac Restricted Shares, to Option Scheme Participants, and payment of SAINTS Scheme Consideration and Stub Dividend to SAINTS Scheme Participants

Tue 2 Dec 2008	New Westpac Shares commence trading on ASX on a normal settlement basis

The parties acknowledge that the above timetable has been prepared on the basis of the parties’ best estimate of the timing of key events for the Schemes, and that certain events may be delayed for reasons outside of the control of the parties, such as:

•              the period of consideration by ASIC of the draft Scheme Booklet;

•              the Court hearing to obtain orders to convene the Scheme Meetings may occur after the time specified in the above timetable; and

•              the Court hearing to obtain orders approving the Schemes may occur after the time specified in the above timetable.

In the case of any delay, the parties will endeavour in good faith to agree to a substitute timetable (to the extent possible, with the same relative timing between events), while having regard to (amongst other things) the desire of each party to complete the Transaction as soon as is practicable.

Merger Implementation Agreement (Continued)

Annexure 2 – Share Scheme

[See Annexure A.1 of Scheme Booklet]

Annexure 3 – SAINTS Scheme

[See Annexure A.2 of Scheme Booklet]

Annexure 4 – Option Scheme

[See Annexure A.3 of Scheme Booklet]

Annexure 5 – Deed Poll

[See Annexure B of Scheme Booklet]

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

Signing Page

Executed as an agreement.

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed by Westpac Banking Corporation:

Attorney Signature	Attorney Signature

Robert John Whitfield	Richard Willcock
Print Name	Print Name

G.P.D Rennie (Witness)

Signed for St.George Bank Limited by its attorneys under power of attorney dated 20 January 2006 Book 4479 No 307 in the presence of:

Witness Signature	Attorney Signature

Michael Harold See Bowan	John Simon Curtis
Print Name	Print Name

Attorney Signature

Paul Anthony Fegan
Print Name

These pages have been left blank intentionally.

ST.GEORGE SCHEME BOOKLET SUPPLEMENT

This page has been left blank intentionally.

Corporate directory

St.George Bank Limited

Registered Office

St.George Bank Limited

St.George House

4–16 Montgomery House

Kogarah NSW 2217

T +61 2 9236 1111

St.George InfoLine

(Australia) 1800 804 457

(Overseas) +61 3 9415 4024

Between 9.00am and 5.00pm (Sydney time),

Monday to Friday

St.George corporate website

www.stgeorge.com.au

St.George website for Merger Proposal,

SAINTS Scheme and Option Scheme

www.stgeorgemerger.com.au

St.George Registry

Computershare Investor Services Pty Limited

Level 2, 60 Carrington Street

Sydney NSW 2000

T +61 3 9415 4024

F + 61 3 9473 2118

Financial adviser to St.George

UBS AG, Australia Branch

Level 16, Chifley Tower

2 Chifley Square

Sydney NSW 2000

Legal adviser to St.George

Allens Arthur Robinson

Level 28, Deutsche Bank Place

Corner Hunter and Phillip Streets

Sydney NSW 2000

Tax adviser to St.George

Greenwoods & Freehills Pty Limited

Level 39, MLC Centre

19–29 Martin Place

Sydney NSW 2000

External auditor to St.George

KPMG

10 Shelley Street

Sydney NSW 2000

Investigating Accountant

PricewaterhouseCoopers Securities Ltd

201 Sussex Street

Sydney NSW 2000

Independent Expert

Grant Samuel & Associates Pty Limited

Level 19, Governor Macquarie Tower

1 Farrer Place

Sydney NSW 2000

The paper used in this booklet is ENVI Catalogue, a carbon neutral paper, proudly manufactured in Australia, by Australian Paper at the Wesley Vale Mill in Tasmania